EXHIBIT 99.1

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED JANUARY 14, 2013

ERA GROUP INC.
Common Stock
(par value $0.01)
SEACOR Holdings Inc. (“SEACOR”) is furnishing this Information Statement to its stockholders in connection with the planned distribution by SEACOR to its stockholders of all of the outstanding shares of common stock of its wholly owned subsidiary, Era Group Inc. (“Era Group,” “we,” “us” or “our”).
SEACOR will distribute all of the outstanding shares of common stock of Era Group on a pro rata basis to holders of SEACOR common stock, which we refer to as the “distribution.” We refer to the separation of Era Group from SEACOR as the “separation” or the “spin-off.” Holders of SEACOR common stock as of 5:00 p.m., New York City time, on January 24, 2013, the record date for the distribution, will be entitled to receive one share of Era Group common stock for every share of SEACOR common stock held thereby. The distribution will be made in book-entry form. We expect that the spin-off will be tax-free to SEACOR’s stockholders for U.S. federal income tax purposes. Immediately after the distribution is completed, we will be an independent, publicly traded company. No action will be required of you to receive shares of Era Group common stock, which means that:

•	we are not asking you for a proxy, and you should not send us a proxy;

•	you will not be required to pay for the shares of our common stock that you receive in the distribution; and

•	you do not need to surrender or exchange any of your SEACOR common stock in order to receive shares of our common stock, or take any other action in connection with the spin-off.
There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a “when issued” trading market, for our common stock will develop on or shortly prior to the record date for the distribution, and we expect “regular way” trading of our common stock will begin the first trading day after the completion of the distribution. We have received approval to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “ERA.”
In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” beginning on page 23 for a discussion of certain factors that should be considered by recipients of our common stock.
We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act. See page 14.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is , 2013.

This Information Statement is being furnished solely to provide information to SEACOR stockholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of SEACOR. This Information Statement describes our business, our relationship with SEACOR and how the spin-off affects us and SEACOR and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”
You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF
Set forth below are commonly asked questions and answers about the spin-off and the transactions contemplated thereby. You should read the section entitled “The Spin-Off” elsewhere in this Information Statement for a more detailed description of the matters described below.
All references in this Information Statement to “SEACOR” refer to SEACOR Holdings Inc., a Delaware corporation; all references in this Information Statement to “Era Group,” “the Company,” “we,” “us,” or “our” refer to Era Group Inc., a Delaware corporation and wholly owned subsidiary of SEACOR. Throughout this Information Statement, we refer to the shares of SEACOR common stock, $0.01 par value per share, as SEACOR common stock or SEACOR shares; and the Era Group common stock, par value $0.01 per share, that will be distributed in the distribution as Era Group common stock, our common stock or Era Group shares.
Q:    What is the spin-off?

A:
The spin-off is the transaction of separating Era Group from SEACOR, which will be accomplished by distributing our common stock pro rata to holders of SEACOR common stock. If all conditions to the effectiveness of the spin-off are met, then all of the outstanding shares of Era Group common stock will be distributed to holders of SEACOR common stock on the distribution date. Every share of SEACOR common stock outstanding as of the record date for the distribution will entitle its holder to receive one share of Era Group common stock. Following the spin-off, SEACOR will no longer hold any outstanding capital stock of Era Group, all of which will be held by SEACOR stockholders as of the record date, and Era Group will be an independent, publicly traded company. We have applied to list our common stock on the NYSE under the symbol “ERA.”

Q:	What will happen to Era Group’s Series A and Series B preferred stock and Class A and Class B common stock?

A:
We currently have two classes of authorized common stock: Class A and Class B, of which only Class B common stock is outstanding, and two series of authorized preferred stock: Series A and Series B, of which only Series A preferred stock remains outstanding. SEACOR owns all of the outstanding shares of our capital stock, including our Class B common stock and our Series A preferred stock. Prior to consummation of the Series B Exchange (as defined below), SEACOR also owned all of the outstanding shares of our Series B preferred stock. On December 18, 2012, we entered into an agreement with SEACOR (the “Series B Preferred Stock Exchange Agreement”) pursuant to which SEACOR transferred to us 500,000 shares of our Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) will receive by applying U.S. federal net operating losses generated by us in 2012 against SEACOR group taxable income. We repurchased for cash the remaining 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) outstanding not transferred to us as described in the preceding sentence for $50.0 million (the transfer and purchase collectively referred to as the “Series B Exchange”). We funded the cash repurchase with borrowings under our Revolving Credit Facility. See “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation—Series B Preferred Stock Exchange Agreement.” Immediately before the spin-off we will recapitalize (the “Recapitalization”) our then outstanding capital stock and will exchange our then outstanding Class B common stock and Series A preferred stock for shares of newly-issued common stock, par value $0.01 per share. Following the Recapitalization, we will have only one class of common stock issued and outstanding, and no preferred stock will be outstanding. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock at that time, will be the stock distributed by SEACOR in the spin-off.

Q:    What is the reason for the spin-off?

A:
SEACOR regularly reviews and evaluates the various businesses that SEACOR conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that SEACOR’s resources are being put to use in a manner that is in the best interests of SEACOR and its stockholders. In August 2011, SEACOR determined to commence an initial public offering (“IPO”) process in respect of our Class A common stock pursuant to which shares of our Class A common stock would have been sold to the public markets. It was anticipated that following the consummation of our IPO, SEACOR would have retained a majority controlling interest in our company. For a number of reasons, including the then existing state of the equity capital markets, it was determined that we abandon the IPO and pursue the spin-off. This determination was made based on SEACOR’s board of directors' belief that the separation of our business from SEACOR's other businesses was the most efficient manner to distribute the business to SEACOR’s stockholders and that separating us from SEACOR would provide financial, operational and managerial benefits to both SEACOR and us, including but not limited to the following:

•
Ability to Use Equity as Consideration for Acquisitions. The spin-off will provide each of SEACOR and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries.

We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration. Although we have no current plans to engage in a merger or similar transaction with any particular company, we believe that potential targets in our industry are often more interested in receiving stock of a company, the value of which is tied directly to the helicopter services business, rather than stock of a more diversified company in which value is tied to a number of other businesses in addition to the helicopter services business. Further, SEACOR believes that potential acquisition targets of some of its other businesses would be more interested in pursuing transactions in which they received stock, the value of which is not tied, in part, to the helicopter services business.

•
Improved Management Incentive Tools. We expect to use equity-based incentive awards to compensate current and future employees. SEACOR believes that compensation of our employees in the form of SEACOR equity does not serve the desired purpose of incentivizing our employees to maximize our profits because the relative performance and size of SEACOR’s other businesses have a significant impact on the value of SEACOR equity-based compensation issued to our employees. Following the distribution, appreciation in the value of shares underlying our equity-based awards granted to our employees will no longer be impacted by the performance of SEACOR’s other businesses. Rather, equity-based incentive awards granted to our employees following the distribution will be tied directly to our performance, providing employees with incentives more closely linked to the achievement of our specific performance objectives. This will better align our employee interests with the interests of our stockholders. SEACOR also believes that equity-based compensation arrangements tied more closely to our performance will benefit recruitment efforts. Certain members of our senior management have expressed a strong preference for receiving equity compensation tied solely to our performance. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified personnel, especially in light of the fact that many of our competitors have the ability to provide employees with equity compensation tied directly to the helicopter services business.

•
Focused Management. The separation will allow management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the respective companies without the need to consider the effect those decisions may have on the other company. SEACOR has a limited pool of capital with which to develop its businesses and pursue new projects. SEACOR’s management spends significant time determining how this capital will be allocated among its businesses. An increasing amount of SEACOR’s capital has been allocated to us, to the detriment of SEACOR’s other businesses, to finance the expansion and modernization of our fleet. This has resulted in significant pressure in the allocation of capital among us and SEACOR’s other businesses. SEACOR’s board of directors believes that the spin-off will allow the management of each of us and SEACOR to focus on our and its respective businesses rather than spend significant time resolving the appropriate allocation of capital.

In addition, the SEACOR board of directors believes that following the spin-off, the aggregate value of our common stock and SEACOR’s common stock should, over time and assuming the same market conditions, exceed the pre-spin-off value of SEACOR’s common stock. SEACOR’s board of directors believes that the public markets and securities analysts have a difficult time evaluating SEACOR because of the combination of our business activities focused on helicopter assets and services and SEACOR’s other businesses primarily focused on marine assets and services. The board of directors believes public market participants may not fully understand each of the business units, and it is more difficult to compare SEACOR to companies that primarily operate in only one of these business lines. As a result, SEACOR’s board of directors believes that the market value of SEACOR’s common stock does not accurately reflect the total value of its individual business units. SEACOR’s board of directors believes that by separating us from SEACOR and creating an independent company focused on helicopter assets and services, while retaining SEACOR’s other businesses that are primarily focused on marine assets and services, it will be easier for investors and analysts to better understand the business strengths and future prospects of each company's respective businesses. SEACOR’s board of directors believes that, over time, this will result in better stock market analysis and a higher aggregate stock price for our and SEACOR’s common stock. The SEACOR board of directors believes that a higher aggregate stock price will help facilitate some of the other business purposes of the spin-off, particularly by limiting the dilutive effect of equity issuances in connection with employee compensation arrangements and business acquisitions. Despite the belief of SEACOR’s board of directors, we cannot assure you that following the spin-off the aggregate value of our common stock and SEACOR’s common stock will ever exceed the pre-spin-off value of SEACOR’s common stock and it is possible that our common stock will come under initial selling pressure which could affect the value of our common stock in the near term.   See “Risk Factors—Risks Related to our Common Stock—Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.”

SEACOR’s board of directors also considered a number of potentially negative factors in evaluating the separation including, in the case of (i) both companies, increased costs, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the ongoing costs of our operating as a separate, publicly traded company, (ii) SEACOR, that the separation would eliminate from SEACOR the valuable businesses of Era Group in a transaction that produces no direct economic consideration for SEACOR and (iii) us, the loss of the ability to obtain capital resources from SEACOR and the limitations placed on us as a result of the Tax Matters Agreement (as defined below) and other agreements expected to be entered into in connection with the spin-off.
For further discussion of these and other considerations, see “The Spin-Off—Reasons for the Spin-Off.”
Q:    What are the material U.S. federal income tax consequences to me of the separation?

A:
It is a condition to the completion of the distribution that SEACOR obtain (i) a private letter ruling from the Internal Revenue Service (the “IRS”) together with an opinion of Weil, Gotshal & Manges LLP, tax counsel to SEACOR, substantially to the effect that, among other things, the separation qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) an opinion of Weil, Gotshal & Manges LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355(a) of the Code. Assuming the separation so qualifies, for U.S. federal income tax purposes, no gain or loss generally will be recognized by SEACOR in connection with the separation and no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of Era Group shares in the distribution. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to SEACOR and to you of the separation, see the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences.”

Q:    What will I receive in the spin-off?

A:
Each share of SEACOR common stock outstanding as of the record date for the distribution will entitle its holder to receive one share of Era Group common stock. For a more detailed description, see “The Spin-Off.”

Q:    What is being distributed in the spin-off?

A:
Approximately 19.9 million shares of our common stock will be distributed in the spin-off, based on the number of SEACOR common shares we expect to be outstanding as of the record date. The shares of our common stock to be distributed by SEACOR will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution after giving effect to the Recapitalization. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

Q:    On what date did the SEACOR board of directors approve the spin-off and declare the spin-off dividend?
A:    The SEACOR board of directors approved the spin-off and declared the spin-off dividend on January 14, 2013.
Q:    What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., Eastern Standard Time, on January 24, 2013 which we refer to as the record date.
Q:    When will the separation be completed?

A:
The distribution date for the distribution, which is the date on which we will distribute shares of Era Group common stock, is expected to be January 31, 2013. The separation will be completed pursuant to the terms of a Distribution Agreement (the “Distribution Agreement”) between SEACOR and Era Group. We expect that it will take the distribution agent, acting on behalf of SEACOR, up to 10 days after the distribution date to fully distribute the shares of Era Group common stock to SEACOR stockholders, which will be accomplished in book-entry form. However, your ability to trade our common stock received in the distribution will not be affected during this time. It is also possible that factors outside our control, or a decision by SEACOR to terminate the Distribution Agreement pursuant to its terms, could require us to complete the separation at a later time or not at all. See “The Spin-Off.”

Q:    What do I have to do to participate in the distribution?

A:
No action will be required of SEACOR stockholders to receive shares of Era Group common stock, which means that (1) SEACOR is not seeking and you are not being asked to send a proxy, (2) you will not be required to pay for the shares of Era Group common stock that you receive in the separation, and (3) you do not need to surrender or exchange any shares of SEACOR common stock in order to receive shares of Era Group common stock, or take any other action in connection with the distribution.

Q:     What are the estimated costs that Era Group will incur in connection with the spin-off?

A:
We expect to incur approximately $3.2  million annually for the services provided under the Amended and Restated Transition Services Agreement. As we transition the functions covered by the Amended and Restated Transition Services Agreement to us over the two year term of the agreement, the amount paid to SEACOR will be reduced by the fee related to that respective support function. All other expenses incurred by us or SEACOR in connection with the spin-off will be paid by SEACOR.

Q:     Will Era Group have a relationship with SEACOR following the spin-off?

A:
In connection with the spin-off, we will enter into the Distribution Agreement and other agreements with SEACOR that will govern the relationship between us and SEACOR after the completion of the spin-off. The Distribution Agreement, in particular, will set forth our agreement with SEACOR regarding the principal transactions necessary to separate us from SEACOR. The Distribution Agreement will provide that on the distribution date, after giving effect to the Recapitalization, SEACOR will distribute to its stockholders one share of our common stock for every share of SEACOR common stock held by SEACOR stockholders. It will also provide (i) for the removal of any guarantees that are necessary in advance of the separation, (ii) for the settlement or extinguishment of certain liabilities and other obligations between us and SEACOR and (iii) broad releases pursuant to which we will release SEACOR and its affiliates and indemnify and hold them harmless against any claims that arise out of or relate to the spin-off or the management of our business and affairs prior to the distribution date.

We will also enter into an Amended and Restated Transition Services Agreement (the “Amended and Restated Transition Services Agreement”) with SEACOR pursuant to which SEACOR will continue to provide us with certain support services on an interim basis, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. Amounts payable for services provided under the Amended and Restated Transition Services Agreement will be calculated on a fixed-fee basis, with the Amended and Restated Transition Services Agreement specifying fixed fees for each category of services.  The Amended and Restated Transition Services Agreement may continue in effect for two years after the spin-off, subject to certain exceptions. Initially, we expect to pay SEACOR an aggregate annualized fee of $3.2 million for the services provided under the Amended and Restated Transition Services Agreement.  As we transition the functions covered by the Amended and Restated Transition Services Agreement to us over the two year term of the agreement, the amount paid to SEACOR will be reduced by the fee related to that respective support function.
Prior to consummation of the spin-off we will also enter into a Tax Matters Agreement (the “Tax Matters Agreement”) and Employee Matters Agreement (the “Employee Matters Agreement”) with SEACOR. In addition, on December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR and consummated the Series B Exchange.
For a more detailed discussion of each of the agreements we will enter into with SEACOR in connection with the spin-off, see “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation.”

Q:	How will SEACOR equity awards be affected as a result of the spin-off?

A:
In connection with the spin-off, we currently expect that, subject to approval of the SEACOR board of directors, SEACOR’s outstanding equity-based compensation awards will generally be treated as follows:

Treatment of SEACOR Restricted Stock Awards
In connection with the spin-off, except with respect to SEACOR restricted stock awards granted to our CEO, Mr. Gustafson, and our CFO, Mr. Bradshaw, in December 2012, outstanding restricted stock awards of SEACOR common stock held by our employees and employees and directors of SEACOR that were granted under SEACOR’s equity incentive plans will generally be treated the same as other shares of SEACOR’s common stock in the spin-off. Holders of these SEACOR restricted stock awards will be entitled to receive one fully vested share of our common stock for each SEACOR restricted stock award held by such employee. All other terms of these SEACOR restricted stock awards will remain the same, including continued vesting of SEACOR restricted stock awards pursuant to the vesting schedule of the current awards. In connection with the spin-off, due to the size of the grants and the proximity of the grants to the anticipated distribution date, SEACOR restricted stock awards granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into restricted stock awards for our common stock. All other terms of these awards, including vesting schedule, will remain the same.

Treatment of SEACOR Stock Options
In connection with the spin-off, outstanding stock options to purchase shares of SEACOR common stock granted to employees and directors of SEACOR under SEACOR’s equity incentive plans will be adjusted to reflect the difference in value prior to the spin-off of SEACOR’s common stock on the “regular way” market and “ex-dividend” market for such stock and to preserve the aggregate intrinsic value of the stock options, by changing the exercise price and number of shares of SEACOR common stock subject to the stock options. In addition, Era Group employees and directors of SEACOR that will join our board and resign from SEACOR’s board after the spin-off will have their outstanding stock options to purchase shares of SEACOR common stock converted into stock options to purchase shares of our common stock based on an adjustment formula that is meant to preserve the aggregate intrinsic value of SEACOR options held prior to the spin-off.
For additional information, see “The Spin-Off—Treatment of SEACOR Stock Awards.”
Q:    Will the Era Group common stock be listed on a stock exchange?

A:
Yes. Although there is currently not a public market for our common stock, we have applied to list our common stock on the NYSE under the symbol “ERA.” It is anticipated that trading of our common stock will commence on a “when-issued” basis on or shortly prior to the record date for the distribution. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction.

Q:    Will the distribution affect the trading price of my SEACOR common stock?

A:
Yes, the trading price of SEACOR common stock immediately following the distribution is expected to change because its trading price will no longer reflect the value of Era Group. However, we cannot provide you with any guarantees as to the price at which the SEACOR common stock will trade following the distribution. We also cannot assure you that following the spin-off the aggregate value of our common stock and SEACOR common stock will ever exceed the pre-spin-off value of SEACOR's common stock.

Q:    What indebtedness will Era Group have following the spin-off?

A:
On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of our 7.750% senior unsecured notes (the “Senior Notes”) to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under our senior secured revolving credit facility (the “Revolving Credit Facility”), which we entered into on December 22, 2011. In connection with the Senior Notes Offering, we permanently reduced the borrowing capacity under the Revolving Credit Facility from $350.0 million to $200.0 million. On December 20, 2012, we borrowed $50.0 million under the Revolving Credit Facility to fund the repurchase of 500,000 shares of our Series B preferred stock in the Series B Exchange. Following the completion of the Senior Notes offering and the Series B Exchange, our total indebtedness was $283.2 million, including $200.0 million of Senior Notes, $50.0 million of borrowings outstanding under the Revolving Credit Facility and $33.2 million of secured debt of one of our subsidiaries, and we had the ability to borrow up to $52.7 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility.

Q:    Do I have appraisal rights in connection with the separation?

A:	No.
Q:    Who is the transfer agent for Era Group shares?

A:	American Stock Transfer & Trust Company.
Q:    Are there any risks in connection with the separation that I should consider?

A:	Yes. There are certain risks associated with the separation. These risk factors are discussed in more detail in the section titled “Risk Factors.”
Q:    Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

American Stock Transfer & Trust Company LLC
6201 15th Avenue
Brooklyn, NY 11219
Tel: (800) 937-5449
Before the spin-off, if you have any questions relating to the Distribution, you should contact SEACOR at:
2200 Eller Drive
P.O. Box 13038
Fort Lauderdale, Florida 33316
Tel: (954) 523-2200
After the spin-off, if you have any questions relating to Era Group, you should contact us at:
818 Town & Country Blvd.
Suite 200
Houston, Texas 77024
Tel: (281) 606-4900

SUMMARY
This summary highlights information contained elsewhere in this Information Statement and may not contain all of the information that may be important to you. For a more complete understanding of our business and the spin-off, you should read this summary together with the more detailed information and financial statements appearing elsewhere in this Information Statement. You should read this entire Information Statement carefully, including the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections.
Our Company
We are one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S., which is our primary area of operations. In the nine months ended September 30, 2012, approximately 56% and 17% of our total operating revenues were earned in the U.S. Gulf of Mexico and Alaska, respectively. We also provide helicopters and related services to third-party helicopter operators in other countries. In addition to our U.S. customers, we currently have customers in Brazil, Canada, Denmark, India, Indonesia, Mexico, Norway, Spain, Sweden and the United Kingdom. Our helicopters are primarily used to transport personnel to, from and between offshore installations, drilling rigs and platforms.
The primary users of our helicopter services are major integrated and independent oil and gas companies, including Anadarko Petroleum Corporation (“Anadarko”), Shell Exploration and Production Company (“Shell”), and Petrobras America Inc. (“Petrobras America”), and the U.S. government. In the nine months ended September 30, 2012 and the year ended December 31, 2011, approximately 63% and 55% of our operating revenues, respectively, were derived from helicopter services, including emergency search and rescue services, provided to clients primarily involved in oil and gas activities. In addition to serving the oil and gas industry, we provide helicopters under contract-lease, air medical services, firefighting support and Alaska flightseeing tours, among other activities. Historically, our operations have primarily served the U.S. offshore oil and gas industry. We have initiated efforts to diversify our revenue base and take advantage of the mobility and versatility of our helicopters in order to expand into other geographic regions.
We own and operate three classes of helicopters:

•
Heavy helicopters, which have twin engines and a typical passenger capacity of 19, are primarily used in support of the deepwater offshore oil and gas industry, frequently in harsh environments or in areas with long distances from shore, such as those in the U.S. Gulf of Mexico, Brazil, Australia and the North Sea. Heavy helicopters are also used to support search and rescue operations.

•
Medium helicopters, which mostly have twin engines and a typical passenger capacity of 11 to 12, are primarily used to support the offshore oil and gas industry, search and rescue services, air medical services, firefighting activities and corporate uses.

•
Light helicopters, which may have single or twin engines and a typical passenger capacity of four to nine, are used to support a wide range of activities, including the shallow water oil and gas industry, the mining industry, power line and pipeline surveying, air medical services, tourism and corporate uses.

The following table identifies the types of helicopters that comprise our fleet and the number of those helicopters in our fleet as of September 30, 2012. “Owned” are those helicopters owned by us. “Joint Ventured” are those helicopters owned by entities in which we have an interest of 50% or less. “Leased-in” are those helicopters leased-in under operating leases. “Managed” are those helicopters that are owned by non-affiliated entities and operated by us for a fee.

	Owned(1)	Joint Ventured	Leased-in	Managed	Total(2)	Average Age(3) (years)
Heavy:
EC225	10	—	—	—	10	3
Total Heavy	10	—	—	—	10	3
Medium:
AW139	31	1	—	—	32	3
Bell 212	13	—	—	—	13	34
Bell 412	6	—	—	—	6	31
S76 A/A++	6	—	1	1	8	26
S76 C/C++	8	—	—	2	10	6
Total Medium	64	1	1	3	69	15
Light—twin engine:
A109	7	—	—	2	9	6
BK-117	—	—	4	4	8	N/A
EC135	17	—	2	—	19	4
EC145	3	—	—	2	5	4
Total Light—twin engine	27	—	6	8	41	5
Light—single engine:
A119	17	7	—	—	24	6
AS350	35	—	—	—	35	16
Total Light—single engine	52	7	—	—	59	12
Total Helicopters	153	8	7	11	179	11
_______________________

(1)	Excludes two BO-105s removed from service.

(2)
As of September 30, 2012, we had commitments to purchase 12 new helicopters, consisting of two AgustaWestland AW139 medium helicopters, five AgustaWestland AW169 light twin helicopters and five AgustaWestland AW189 medium helicopters, which are not reflected in the table above. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Commitments” and “—Contractual Obligations and Financial Commitments.” In addition, we had outstanding options to purchase up to an additional five AW139 medium helicopters and five AW189 medium helicopters.

(3)	Reflects the average age of helicopters that are owned by us.

Safety Record
The safety of our passengers and the maintenance of a safe working environment for our employees is our number one operational priority. Our customers subject our operations to regular audits and evaluate us based on our safety record and operational fitness, and we believe our attention to safety is a critical element in obtaining and retaining customers.
We believe we have an excellent safety record and a strong safety culture throughout our organization. We have implemented a safety program that includes, among many other features, (i) transition and recurrent training using flight training devices, (ii) a Federal Aviation Administration (“FAA”) approved flight operational quality assurance program and (iii) health and usage monitoring systems, otherwise known as HUMS, which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet.
Competitive Strengths
We believe the following are our key competitive strengths:
Blended operating and contract-leasing business model—We believe, based on our industry experience and understanding of the business models of our competitors, the combination of operating helicopters and contract-leasing helicopters to other operators is a distinctive business model in the helicopter services industry. We believe our operating business in the U.S. provides a critical competitive benefit when offering helicopters to operators outside the U.S. because our U.S. operations are able to serve as a support center for non-U.S. clients. Our contract-leasing activities, which accounted for approximately 20% and 28% of our revenues in the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, enable us to reach new geographic markets, achieve more stable cash flow, create diverse uses for our helicopters and help maintain higher utilization than would otherwise be feasible. In addition, we can penetrate these markets without the cost associated with setting up a full service, proprietary operation. Unlike financial leasing entities, we can work with clients that need helicopters for relatively short-term contracts. We also offer operational support, training, maintenance and access to our inventory of spare parts. We believe this blended business model allows for a more efficient deployment of our capital resources.
Our diverse and modern fleet—We have one of the largest U.S.-based helicopter fleets and one of the largest fleets of helicopters operating on a global basis. We own or lease 12 different models of helicopters, including heavy, medium, light twin engine and light single engine helicopters. As of September 30, 2012, 131 of our helicopters were located in the U.S. and 48 in international markets. As of September 30, 2012, we had placed orders for 12 new helicopters and had outstanding options to purchase up to an additional 10 helicopters. We believe our size allows us to purchase helicopters and spare parts on attractive terms. Since 2004, we have invested over $900.0 million to purchase over 120 helicopters and have sold or otherwise divested 80 helicopters, allowing us to upgrade our fleet's capabilities and reduce the average age of our owned fleet to 11 years.
Asset ownership model—We generally prefer to own, rather than lease, our helicopters because of the additional flexibility and the attractive return potential provided by ownership due to the significant asset value retention of helicopters. As of September 30, 2012, we owned 161 helicopters, either directly or through joint ventures, representing 90% of our total fleet. Helicopters have extended useful lives with various uses across multiple end markets and generally retain a significant amount of their value over their useful lives. Since helicopter components are replaced on a regular basis after a certain number of flight hours, we are consistently installing new components to maintain our fleet. Since SEACOR's acquisition of Era Aviation, Inc. in 2004, we have sold over 70 helicopters for aggregate sale proceeds that exceeded original acquisition costs by over $25.0 million and for an aggregate gain of more than $51.0 million over book value at the time of sale.
Long-term customer relationships—We have longstanding relationships with many of our key oil and gas industry customers and international clients. Our customers include major oil and gas companies, such as Anadarko, Shell and Petrobras America. We also have a long-term relationship with the Bureau of Safety and Environmental Enforcement (“BSEE”), a division of the U.S. Department of the Interior, which accounted for 9.4% and 7.2% of revenues for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively. Effective February 2012, we entered into a new contract with BSEE with an initial term of five years that is subject to annual renewal. We believe that our level of service, our technologically advanced fleet and our focus on safety have helped us establish and maintain our long-term customer relationships.
High quality workforce—Our pilots average over 6,800 hours of flight experience, and a significant number of them are qualified to operate more than one type of helicopter. Our mechanics average over 16 years of experience and receive ongoing training from both helicopter manufacturers and our in-house team of professional instructors.
Strong, experienced leadership team—Our senior management team has a broad range of domestic and international experience in the aviation industry. We believe this team has a proven track record of managing assets through market cycles and identifying, acquiring and integrating assets while maintaining efficient operations. Our management team has also been successful in maintaining strong relationships with our customers.
Strategy
Our goal is to be a leading, cost effective global provider of helicopter transport and related services. The following are our key business strategies:
Expand into new and growing geographic markets—We believe there are significant opportunities in offshore oil and gas markets outside of the U.S., and we continually seek to access these growth markets. In July 2011, we acquired an interest in Aeróleo Taxi Aereo S/A (“Aeróleo”), a Brazilian company servicing the Brazilian offshore oil and gas industry and to which we contract-lease helicopters and provide support services. We also have working relationships with operators in Africa, Asia and Australia. We believe that several of these markets are underserved by larger multinational helicopter operators and, as a result, provide us with opportunities for growth.
Further develop contract-leasing opportunities—We believe contract-leasing helps to provide a source of revenues and cash flow and access to emerging, international oil and gas markets. We believe customers look to us for helicopter contract-leasing because of our modern, efficient fleet, with a selection of helicopter models to meet their needs. We intend to continue to develop and grow our participation in international markets, where the fundamentals for helicopter demand are favorable, particularly to service offshore deepwater installations and new areas of exploration. We believe that the market for contract-leasing will continue to grow as smaller operators in developing areas prefer the limited financial commitments of contracting equipment over purchasing, which has become increasingly difficult for them given the reduction in capital made available from financial institutions to these smaller operators. Under certain circumstances, we may elect to establish our own operations or acquire operating certificates if we believe there is sufficient opportunity in a market to warrant the cost and effort of us offering and overseeing a full-service operation.
Continue to expand and upgrade our versatile fleet—We regularly review our asset portfolio by assessing market conditions and changes in our customers' demand for different helicopter models. We buy, sell and lease out equipment in the ordinary course of our business. As offshore oil and gas drilling and production move to deeper water in most parts of the world, we believe more heavy and medium helicopters may be required in the future. We believe our strong relationships with the original equipment manufacturers (“OEMs”) will help us maintain an asset base suitable for use within our own operations and for contract-leasing to other operators. In addition, we intend to continue to pursue opportunities to realize value from our fleet's versatility by shifting assets between markets when circumstances warrant.
Continue to selectively diversify sources of earnings and cash flow—Where attractive opportunities exist, we seek to diversify into related markets. One of our joint ventures, Dart Holding Company Ltd. (“Dart”), engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. Another joint venture, Era Training Center LLC (“Era Training”), provides instruction, flight simulator and other training to our employees, pilots working for other helicopter operators, including our competitors and government agencies.
Pursue joint ventures and strategic acquisitions—Over the last few years, in addition to expanding and diversifying our fleet, we have grown our business and entered new markets through joint ventures. Since 2004, we have entered into six joint ventures and partnering arrangements, including Aeróleo, Dart, Era do Brazil LLC, Era Training, Heli-Union Era Australia Pty Ltd. and Lake Palma, S.L. (“Lake Palma”). We regularly seek to identify potential joint venture opportunities, as well as pursue strategic acquisitions when available. For instance, in 2007 we acquired the air medical services operations of Keystone Helicopter Corporation, which we successfully integrated into our operations.

We will continue to build upon the expertise, relationships and buying power in our operating businesses to develop other business opportunities and sources of revenue.
Risks Associated with Our Business
Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors,” which you should read in its entirety. These risks include, but are not limited to, the following:

•	The effect of the spin-off on our business relationships, operating results and business generally.

•	Demand for many of our services is impacted by the level of activity in the offshore oil and gas exploration, development and production industry.

•	Demand for using helicopters is cyclical, not just due to cycles in the oil and gas business but also due to fluctuation in government programs and spending, as well as overall economic conditions.

•	We are highly dependent upon the level of activity in the U.S. Gulf of Mexico and Alaska.

•	The helicopter industry is subject to intense competition.

•	Difficult economic and financial conditions could have a material adverse effect on us.

•	Failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.

•	Incidents involving the helicopter models we operate may result in suspension of operations of those models, whether we or other companies were involved in the incidents.

•
We rely on relatively few customers for a significant share of our revenues, some of whom are affiliates of ours, the loss of any of which could adversely affect our business and results of operations. No assurance can be given that we will be able to maintain these and other customer relationships after the spin-off.

•	Consolidation of our customer base could adversely affect demand for our services and reduce our revenues.

•	The implementation by our customers of cost-saving measures could reduce the demand for our services.

•	Operational risks including, but not limited to, equipment failure and negligence could adversely affect our results of operations and in some instances expose us to liability.

•	Weather and seasonality can impact our results of operations.

•	We face control and oversight risks associated with our international operations.

•	Tax and other legal compliance risks, including anti-corruption statutes, the violation of which may adversely affect our business and operations.

•	Risks associated with our debt structure and liquidity.

•
A shortfall in availability of components and parts required for repair and maintenance of our helicopters could adversely affect us, as would cost increases imposed by suppliers if they cannot be passed on to customers or if our equipment has been committed to contracts without coverage for escalating expenses.

•
Our operations in the U.S. Gulf of Mexico were adversely impacted by the Deepwater Horizon drilling rig incident and resulting oil spill and may be adversely impacted by new environmental guidelines and regulations adopted in response to that incident.

•	Any increase in fuel costs may have a material adverse effect on our business, financial condition or results of operations.

•
We may not be able to obtain work on acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

•
If we do not restrict the amount of foreign ownership of our common stock, we could be prohibited from operating helicopters in the U.S., which would adversely impact our business, our financial condition and results of operations.

•	The Outer Continental Shelf Lands Act, as amended, provides the federal government with broad discretion to restrict the leasing of offshore resources for the production of oil and gas.

•	Helicopter operations involve risks that may not be covered by our insurance or our insurance may be inadequate to protect us from the liabilities that could arise.

•	If our employees were to unionize, our operating costs could increase.
Relationship with SEACOR
We are a subsidiary of SEACOR, a NYSE-listed company that is in the business of owning, operating, investing in and marketing equipment, primarily in the offshore oil and gas, industrial aviation and marine transportation industries. Era Aviation, Inc. was acquired by SEACOR in 2004, and we have conducted our business as SEACOR’s Aviation Services business segment. After giving effect to the spin-off, we will be an independent, publicly traded company. For more information on our relationship with SEACOR, see “Certain Relationships and Related Party Transactions.”
SEACOR currently owns all of the outstanding shares of our capital stock, including all of the outstanding shares of our Class B common stock and all of our outstanding Series A preferred stock. Prior to consummation of the Series B Exchange, SEACOR also owned all of the outstanding shares of our Series B preferred stock. On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) received by applying U.S. federal net operating losses generated by us in 2012 against SEACOR group taxable income. We repurchased for cash the remaining 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) outstanding not transferred to us as described in the preceding sentence for $50.0 million. We funded the cash repurchase with borrowings under our Revolving Credit Facility. See “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation—Series B Preferred Stock Exchange Agreement.” In the Recapitalization to be effective immediately prior to the spin-off, we will exchange our then outstanding Class B common stock and Series A preferred stock for shares of newly-issued common stock, par value $0.01 per share. Following the Recapitalization, we will have only one class of common stock issued and outstanding, and no preferred stock will be outstanding. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock, will be the stock distributed by SEACOR in the spin-off.
Immediately before our spin-off from SEACOR, we will enter into a Distribution Agreement, the form of which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part, and several other agreements with SEACOR and its subsidiaries related to the spin-off. These agreements will govern the relationship between us and SEACOR after the completion of the spin-off.

SEACOR currently provides us with support functions, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management pursuant to the terms of a Transition Services Agreement (the “Transition Services Agreement”). SEACOR will continue to provide certain of these services on an interim basis after the separation pursuant to the terms of the Amended and Restated Transition Services Agreement, which is filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part. Amounts payable for services provided under the Amended and Restated Transition Services Agreement will be calculated on a fixed-fee basis, with the Amended and Restated Transition Services Agreement specifying fixed fees for each category of services described therein.  The Amended and Restated Transition Services Agreement may continue in effect for two years, subject to certain exceptions. Initially, we expect to pay SEACOR an aggregate annualized fee of $3.2 million for the services provided under the Amended and Restated Transition Services Agreement.  As we transition the functions covered by the Amended and Restated Transition Services Agreement to us over the two year term of the agreement, the amount paid to SEACOR will be reduced by the fee related to that respective support function.  For a description of the Transition Services Agreement, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Transition Services Agreement.” For a description of the Amended and Restated Transition Services Agreement and other agreements we have entered or intend to enter into with SEACOR in connection with the separation, see “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation.”
Indebtedness
Prior to entering into the Revolving Credit Facility, we participated in a cash management program with SEACOR and, to the extent necessary, relied on advances from SEACOR. In December 2011, we entered into the Revolving Credit Facility to fund capital expenditures. The Revolving Credit Facility matures in December 2016 and borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to, at our election, either a “base rate” or LIBOR, plus in each case, an applicable margin. The facility requires us to comply with certain financial ratios and, as a result, our ability to borrow under the facility is limited by our ability to comply with these ratios.
On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of our 7.750% Senior Notes to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act. The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under our Revolving Credit Facility. In connection with the Senior Notes Offering, we permanently reduced the borrowing capacity under that facility from $350.0 million to $200.0 million. On December 20, 2012, we borrowed $50.0 million under the Revolving Credit Facility to fund the repurchase of 500,000 shares of Series B preferred stock in the Series B Exchange. In addition, one of our subsidiaries is the borrower under two separate promissory notes, with $33.2 million in aggregate principal amount outstanding as of November 30, 2012, the proceeds of which were used to fund the purchase of two helicopters. These notes bear interest at variable rates and mature in December 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Corporate Information
We are a Delaware corporation and a wholly owned subsidiary of SEACOR. After giving effect to the spin-off, we will be an independent, publicly traded company. Era Group Inc. was incorporated in the State of Delaware in 1999. Our principal executive office is located at 818 Town & Country Blvd., Suite 200, Houston, TX 77024, and our telephone number is (281) 606-4900. Our website address is www.eragroupinc.com. Information contained on, or connected to, our website or SEACOR’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
Emerging Growth Company
We are an “Emerging Growth Company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “Emerging Growth Companies.” These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.
In addition, Section 107 of the JOBS Act provides that an “Emerging Growth Company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “Emerging Growth Company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We do not intend to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies. Our election not to take advantage of the extended transition period is irrevocable.
We could remain an “Emerging Growth Company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

SUMMARY OF THE SPIN-OFF
The following is a summary of the terms of the spin-off. See “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	SEACOR Holdings Inc. After the distribution, SEACOR will not own any shares of Era Group Inc.
Distributed company	Era Group Inc.
Primary purposes of the spin-off
The SEACOR board of directors believes that separating Era Group from SEACOR will (i) facilitate focused management of each of Era Group and SEACOR by reducing the competition for capital allocations, (ii) enhance Era Group’s ability to attract, retain, and properly incentivize key employees with Era Group equity-based compensation and (iii) allow SEACOR and Era Group to use equity that relates to the SEACOR businesses and Era Group’s business, respectively, to undertake desired acquisitions.

Distribution ratio
Each share of SEACOR common stock outstanding as of January 24, 2013, the record date for the distribution, will entitle its holder to receive one share of Era Group common stock. We expect approximately 19.9 million shares of our common stock will be distributed in the spin-off based on the number of shares of SEACOR common stock we expect to be outstanding on the record date.

Securities to be distributed
All of the shares of Era Group common stock owned by SEACOR, which will be 100% of our common stock, after giving effect to the Series B Exchange and the Recapitalization, in which (i) 500,000 shares of our outstanding Series B preferred stock were transferred to us by SEACOR in exchange for the benefits that SEACOR will receive by applying U.S. federal net operating losses generated by us against SEACOR group taxable income, and we repurchased for $50.0 million in cash the remaining 500,000 shares of Series B preferred stock outstanding and (ii) immediately prior to the spin-off, our then outstanding Class B common stock and Series A preferred stock will be exchanged for shares of our newly-issued common stock. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock at that time, will be the stock distributed by SEACOR in the spin-off.

Treatment of stock-based awards
In connection with the distribution, we currently expect that, subject to approval by the SEACOR board of directors, SEACOR’s equity-based compensation awards will generally be treated as follows:
Treatment of SEACOR Restricted Stock Awards
In connection with the spin-off, except with respect to SEACOR restricted stock awards granted to our CEO, Mr. Gustafson, and our CFO, Mr. Bradshaw, in December 2012, outstanding restricted stock awards of SEACOR common stock held by our employees and employees of SEACOR that were granted under SEACOR’s equity incentive plans will generally be treated the same as other shares of SEACOR’s common stock in the spin-off. Holders of these SEACOR restricted stock awards will be entitled to receive one fully vested share of our common stock for each SEACOR restricted stock award held by such employee. All other terms of these SEACOR restricted stock awards will remain the same, including continued vesting of SEACOR restricted stock awards pursuant to the vesting schedule of the current awards. In connection with the spin-off, due to the size of the grants and the proximity of the grants to the anticipated distribution date, SEACOR restricted stock awards granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into restricted stock awards for our common stock. All other terms of these awards, including vesting schedule, will remain the same.
Treatment of SEACOR Stock Options
In connection with the spin-off, outstanding stock options to purchase shares of SEACOR common stock granted to employees and directors of SEACOR under SEACOR’s equity incentive plans will be adjusted to reflect the difference in value prior to the spin-off of SEACOR’s common stock on the “regular way” market and “ex-dividend” market for such stock and to preserve the aggregate intrinsic value of the stock options by changing the exercise price and number of shares of SEACOR common stock subject to the stock options. In addition, Era Group employees and directors of SEACOR that will join our board and resign from SEACOR’s board after the spin-off will have their outstanding stock options to purchase shares of SEACOR common stock converted into stock options to purchase shares of our common stock, based on an adjustment formula that is meant to preserve the aggregate intrinsic value of SEACOR options held prior to the spin-off.
For additional information, see “The Spin-Off—Treatment of SEACOR Stock Awards.”

Record date	The record date for the distribution is 5:00 p.m., Eastern Standard Time, on January 24, 2013.
Distribution date	The distribution date is January 31, 2013.
The spin-off
On the distribution date, SEACOR will release all of the shares of Era Group common stock to the distribution agent to distribute to SEACOR stockholders. The distribution of shares will be made in book-entry form. It is expected that it will take the distribution agent up to 10 days to electronically issue shares of Era Group common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. However, your ability to trade the shares of our common stock received in the distribution will not be affected during this time. You will not be required to make any payment, surrender or exchange your shares of SEACOR common stock or take any other action to receive your shares of Era Group common stock.

Trading market and symbol
We have received approval to list our common stock on the NYSE under the ticker symbol “ERA.” We anticipate that, shortly prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Indebtedness
On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of our 7.750% Senior Notes. The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under our Revolving Credit Facility, which we entered into on December 22, 2011. In connection with the Senior Notes Offering, we permanently reduced the borrowing capacity under that facility from $350.0 million to $200.0 million. On December 20, 2012, we borrowed $50.0 million under the Revolving Credit Facility to fund the repurchase of 500,000 shares of Series B preferred stock in the Series B Exchange. Following the completion of the notes offering and the Series B Exchange, our total indebtedness was $283.2 million, including $200.0 million of notes, $50.0 million of borrowings outstanding under the Revolving Credit Facility and $33.2 million of secured debt of one of our subsidiaries and we had the ability to borrow up to $52.7 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Notes.”

Dividend policy
Holders of shares of Era Group common stock are entitled to receive dividends when, or if, declared by Era Group’s board of directors out of funds legally available for that purpose. See “Dividend Policy.”

Tax consequences to SEACOR stockholders
SEACOR stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the distribution. See “The Spin-Off—Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the distribution.
Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including any U.S., state, local or foreign income tax consequences of the distribution.

Relationship with SEACOR after the spin-off
We will enter into the Distribution Agreement and other agreements with SEACOR related to the spin-off. These agreements will govern the relationship between us and SEACOR after the completion of the distribution. The Distribution Agreement, in particular, will set forth our agreement with SEACOR regarding the principal transactions necessary to separate us from SEACOR, as well as other agreements that govern certain aspects of our relationship with SEACOR after the completion of the spin-off. We will enter into an Amended and Restated Transition Services Agreement with SEACOR pursuant to which SEACOR will continue to provide to us certain services on an interim basis following the distribution. Further, we will enter into the Tax Matters Agreement with SEACOR that will govern the respective rights, responsibilities and obligations of us and SEACOR after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. We will also enter into the Employee Matters Agreement that will set forth our agreements with SEACOR concerning certain employee compensation and benefit matters and we have entered into the Series B Preferred Stock Exchange Agreement pursuant to which we consumated the Series B Exchange. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Certain restrictions
In general, under the Tax Matters Agreement we will enter into with SEACOR, we may not take any action that would jeopardize the favorable tax treatment of the distribution. In addition, except in certain specified transactions, we may not, during a two-year period following the distribution, sell or issue a substantial amount of, or redeem, our equity securities, sell or dispose of a substantial portion of our assets, liquidate or merge or consolidate with any other person unless we have obtained the approval of SEACOR or provided SEACOR with an IRS ruling or an unqualified opinion of tax counsel to the effect that such sale, issuance or redemption or other identified transaction will not affect the tax-free nature of the distribution.

Transfer Agent	American Stock Transfer & Trust Company.
Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors” in this Information Statement.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
The following tables set forth our summary historical consolidated financial data for the periods indicated. We derived the summary historical consolidated financial data presented below as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 from our audited consolidated financial statements included elsewhere in this Information Statement. We derived the summary historical consolidated financial data presented below as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 from our interim unaudited consolidated financial statements included elsewhere in this Information Statement.
Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this Information Statement.
The following tables also include unaudited pro forma consolidated financial data that gives effect to the distribution and the related transactions, based on certain assumptions and adjustments. See “Unaudited Pro Forma Consolidated Financial Data” for a discussion of the assumptions and adjustments used in preparing the unaudited pro forma consolidated financial data.
The unaudited pro forma consolidated financial data presented below consists of unaudited pro forma consolidated balance sheet data as of September 30, 2012 that gives effect to the spin-off as if it had occurred on September 30, 2012, and unaudited pro forma consolidated statement of operations data for the nine months ended September 30, 2012 and the year ended December 31, 2011, in each case, that gives effect to the spin-off as if it had occurred on January 1, 2011. The following summary historical and unaudited pro forma consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes appearing elsewhere in this Information Statement.

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2012 Pro Forma	2012	2011	2011 Pro Forma	2011	2010	2009
	(in thousands, except share data)
Statement of Operations Data:
Operating Revenues	$202,026	$202,026	$196,452	$258,148	$258,148	$235,366	$235,667
Costs and Expenses:
Operating	124,913	124,913	121,623	162,707	162,707	147,233	147,955
Administrative and general	27,639	27,210	20,090	32,393	31,893	25,798	21,396
Depreciation	31,031	31,031	33,402	42,612	42,612	43,351	37,358
	183,583	183,154	175,115	237,712	237,212	216,382	206,709
Gains on Asset Dispositions and Impairments, Net	3,455	3,455	13,260	15,172	15,172	764	316
Operating Income	21,898	22,327	34,597	35,608	36,108	19,748	29,274
Other Income (Expense):
Interest income	765	765	376	738	738	109	52
Interest expense	(13,475)	(6,891)	(847)	(17,251)	(1,376)	(94)	(13)
Interest expense on advances from SEACOR	—	—	(18,924)	—	(23,410)	(21,437)	(20,328)
SEACOR management fees	—	(1,500)	(7,476)	—	(8,799)	(4,550)	(5,481)
Derivative gains (losses), net	(492)	(492)	(1,308)	(1,326)	(1,326)	(118)	266
Foreign currency gains (losses), net	633	633	596	516	516	(1,511)	1,439
Other, net	30	30	—	9	9	50	—
	(12,539)	(7,455)	(27,583)	(17,314)	(33,648)	(27,551)	(24,065)
Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	9,359	14,872	7,014	18,294	2,460	(7,803)	5,209
Income Tax Expense (Benefit)	3,229	5,212	2,666	5,590	434	(4,301)	2,883
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	6,130	9,660	4,348	12,704	2,026	(3,502)	2,326
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	(5,444)	(5,444)	1,061	82	82	(137)	(487)
Net Income (Loss)	686	4,216	5,409	12,786	2,108	(3,639)	1,839
Accretion of redemption value on Series A Preferred Stock	—	6,334	—	—	210	—	—
Net Income (Loss) attributable to Common Shares	$686	$(2,118)	$5,409	$12,786	$1,898	$(3,639)	$1,839

Earnings (Loss) Per Common Share:
Basic and Diluted Earnings (Loss) Per Common Share	$0.03	$(0.09)	$0.99	$0.64	$0.18	$(3,639.00)	$1,839.00
Weighted Average Common Shares Outstanding	19,887,933	24,500,000	5,475,136	19,887,933	10,270,444	1,000	1,000
Other Financial Data:
EBITDA (1)	$47,656	$46,585	$60,872	$77,501	$69,202	$56,833	$62,369
Adjusted EBITDAR(1)	$60,179	$60,608	$71,797	$86,007	$86,507	$66,021	$73,000

	As of September 30,		As of December 31,
	2012 Pro Forma	2012	2011	2010
	(in thousands)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	$10,854	$9,232	$79,122	$3,698
Receivables	62,244	62,244	50,084	41,157
Inventories	26,590	26,590	24,504	23,153
Prepaid expenses	1,443	1,443	1,776	2,077
Deferred income taxes	1,979	51,979	2,293	1,672
Total current assets	103,110	151,488	157,779	71,757
Property and Equipment, Net	777,706	777,706	709,451	612,078
Investments, at Equity, and Advances to 50% or Less Owned Companies	35,755	35,755	50,263	27,912
Goodwill	352	352	352	352
Other Assets	20,480	15,480	15,379	6,925
	$937,403	$980,781	$933,224	$719,024

Current Liabilities	$37,587	$37,587	$78,252	$29,172
Long-Term Debt	277,630	221,008	285,098	35,885
Advances from SEACOR	—	—	—	355,952
Deferred Income Taxes	198,068	198,068	146,177	127,799
Deferred Gains and Other Liabilities	8,226	8,226	8,340	6,623
Series A Preferred Stock	—	142,097	140,210	—
Series B Preferred Stock	—	100,000	—	—
Equity:
Stockholder equity attributable to Era Group Inc. stockholders	415,645	273,548	275,147	163,593
Non-controlling interest	247	247	—	—
Total equity	415,892	273,795	275,147	163,593
	$937,403	$980,781	$933,224	$719,024
_______________________

(1)
Our management uses EBITDA and Adjusted EBITDAR to assess the performance and operating results of our business. EBITDA is defined as Earnings before Interest (includes interest income, interest expense and interest expense on advances from SEACOR), Taxes, Depreciation and Amortization. Adjusted EBITDAR is defined as EBITDA further adjusted for Lease Expense (included as components of operating expense and general and administrative), SEACOR Management Fees and certain other items that occur during the reported period. We include EBITDA and Adjusted EBITDAR in this Information Statement to provide investors with a supplemental measure of our operating performance. Neither EBITDA nor Adjusted EBITDAR is a recognized term under generally accepted accounting principles in the U.S. (“GAAP”). Accordingly, neither should be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA and Adjusted EBITDAR are not intended to be measures of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements, such as debt service requirements. Because the definitions of EBITDA and Adjusted EBITDAR (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies.

Management uses EBITDA and Adjusted EBITDAR as performance metrics for internal monitoring and planning purposes, including the presentation of our annual operating budget and quarterly operating reviews, and to facilitate analysis of investment decisions. In addition, the Adjusted EBITDAR performance metric allows us to evaluate profitability and make performance trend comparisons between us and our competitors. Further, we believe EBITDA and Adjusted EBITDAR are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
EBITDA and Adjusted EBITDAR have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, these measures:
•do not reflect our historical cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•do not reflect changes in, or cash requirements for, our working capital needs;
•do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•do not reflect our income tax expenses or the cash requirements to pay our taxes; and

•
although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the foregoing metrics do not reflect any cash requirements for such replacements.

The following table provides a reconciliation of Net Income (Loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDAR for the historical periods presented:

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2012 Pro Forma	2012	2011	2011 Pro Forma	2011	2010	2009
	(in thousands)
Net Income (Loss)	$686	$4,216	$5,409	$12,786	$2,108	$(3,639)	$1,839
Depreciation	31,031	31,031	33,402	42,612	42,612	43,351	37,358
Interest Income	(765)	(765)	(376)	(738)	(738)	(109)	(52)
Interest Expense	13,475	6,891	847	17,251	1,376	94	13
Interest Expense on Advances from SEACOR	—	—	18,924	—	23,410	21,437	20,328
Income Tax Expense (Benefit)	3,229	5,212	2,666	5,590	434	(4,301)	2,883
EBITDA	47,656	46,585	60,872	77,501	69,202	56,833	62,369
Rent Expense	2,927	2,927	3,181	4,335	4,335	4,259	5,150
SEACOR Management Fees	—	1,500	7,476	—	8,799	4,550	5,481
Special Items(a)	9,596	9,596	268	4,171	4,171	379	—
Adjusted EBITDAR	$60,179	$60,608	$71,797	$86,007	$86,507	$66,021	$73,000
_______________________
(a)Special items include the following:

•
Severance expense of $4.2 million and $0.4 million for the years ended December 31, 2011 and 2010, respectively, and $0.7 million and $0.3 million for the nine months ended September 30, 2012 and 2011, respectively, due to prior changes in executive management;

•	Expenses incurred in connection with our abandoned initial public offering of $3.0 million for the nine months ended September 30, 2012; and

•	An impairment charge of $5.9 million, net of tax, for the nine months ended September 30, 2012, on our investment in Aeróleo that was recorded in March 2012.

RISK FACTORS
You should carefully consider the risks described below, together with all of the other information included in this Information Statement, in evaluating the Company and our common stock. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.
Risks Related to Our Business and Industry
Demand for many of our services is impacted by the level of activity in the offshore oil and gas exploration, development and production industry.
In the nine months ended September 30, 2012 and in the year ended December 31, 2011, approximately 63% and 55%, respectively, of our operating revenues were generated by the provision of helicopter services, including search and rescue services, to companies primarily engaged in offshore oil and gas exploration, development and production activities, in the U.S. Gulf of Mexico and Alaska. Demand for our services and our results of operations are significantly impacted by levels of activity in those regions. These levels of activity have historically been volatile. This volatility is likely to continue in future periods. The level of offshore oil and natural gas exploration, development and production activity is not only likely to be volatile, but it is also subject to factors beyond our control, including:

•	general economic conditions;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	assessments of offshore drilling prospects compared with land-based opportunities;

•	the cost of exploring for, producing and delivering oil and natural gas offshore;

•	worldwide demand for energy, petroleum products and chemical products;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	federal, state, local and international political conditions, and policies including cabotage, local content, exploration and development of oil and gas reserves;

•	technological advancements affecting exploration, development, energy production and consumption;

•	weather conditions;

•	environmental regulation;

•	regulation of drilling activities and the availability of drilling permits and concessions; and

•	the ability of oil and natural gas companies to generate or otherwise obtain funds for offshore oil and gas exploration, development and production.
We are in a cyclical business.
Our industry has historically been cyclical and is affected by the volatility of oil and gas price levels, fluctuations in government programs and spending and general economic conditions. Changes in commodity prices can have a significant effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in our helicopters being idle for long periods of time. A prolonged significant downturn in oil and natural gas prices, or increased regulation containing onerous compliance requirements, are likely to cause a substantial decline in expenditures for exploration, development and production activity, which would result in a decline in demand and lower rates for our services. Similarly, the government agencies with which we do business could face budget cuts or limit spending, which would also result in a decline in demand and lower rates for our services. These changes could adversely affect our business, financial condition and results of operations.
We are highly dependent upon the level of activity in the U.S. Gulf of Mexico and Alaska, which are mature exploration and production regions.
In the nine months ended September 30, 2012 and the year ended December 31, 2011, our operating revenues derived from helicopter services provided to clients primarily involved in oil and gas activities in the U.S. Gulf of Mexico and Alaska, represented approximately 55% and 8%, respectively, and 46% and 9%, respectively, of our total operating revenues. The U.S. Gulf of Mexico and Alaska are mature exploration and production regions that have undergone substantial seismic survey and exploration activity for many years. Because a large number of oil and gas properties in these regions have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. We believe that the production from these mature oil and gas properties is declining and that the future production may decline to the point that such properties are no longer economically viable to operate, in which case, our services with respect to such properties will no longer be needed. Oil and gas companies may not identify sufficient additional drilling sites to replace those that become depleted. If activity in oil and gas exploration, development and production in either the U.S. Gulf of Mexico or Alaska materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

The helicopter industry is subject to intense competition.
The helicopter industry is highly competitive. In the U.S., we face competition for business in the oil and gas industry from three major operators, Bristow Group Inc. (“Bristow”), PHI, Inc. and Rotorcraft Leasing Company LLC. We also face potential competition from customers that establish their own flight departments and smaller operators that can, with access to capital, expand their fleets and operate more sophisticated and costly equipment. In providing air medical transport services, we face competition from Air Methods Corporation and PHI, Inc. and many other operators. In our international markets, we face competition from local operators in countries where foreign regulations may require that contracts be awarded to local companies owned by nationals. We also face competition from operators that may have better recognized reputations in some of those markets. In addition, we compete with other providers of medical air transport, search and rescue, firefighting and flightseeing services, as well as leasing companies in various markets.
Chartering of helicopters usually involves an aggressive bidding process or intense negotiations. To qualify for work in most instances, an operator must have an acceptable safety record, demonstrated reliability, and the requisite equipment for the job, as well as sufficient resources to provide coverage when primary equipment comes out of service for maintenance. Companies that can satisfy these criteria and meet these needs are invited to bid for work. Customers typically make their final choice based on the best price available for the helicopter that is needed in the time frame that is mandated by their need. If we were unable to satisfy the criteria to participate in bids, we would be unable to compete effectively and our business, financial condition and results of operations would be materially and adversely affected.
Following the separation, we no longer expect to receive funds from SEACOR, which could adversely affect our ability to maintain our fleet and compete effectively in our markets.
Prior to our entry into our Revolving Credit Facility on December 22, 2011, we participated in a cash management program whereby certain of our operating and capital expenditures, including funds for our investments in new helicopters, were funded through advances from SEACOR. We do not expect to receive additional advances from SEACOR and will depend on cash generated from our own operations or from equity or debt offerings (such as our recent issuance of $200.0 million of Senior Notes) and our Revolving Credit Facility, to fund our investments in our fleet, purchase new helicopters, fund our operations or joint ventures and make acquisitions or investments. If we are unable to generate sufficient cash from operations or obtain adequate financing on commercially reasonable terms, on a timely basis or at all, our ability to invest in our business or fund our business strategy may be limited and may materially and adversely affect our ability to compete effectively in our markets.
In order to grow our business, we may require additional capital in the future, which may not be available to us.
Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional funds by issuing equity or certain types of convertible debt securities, dilution to the holdings of our existing stockholders may result. If we raise additional debt financing, we will incur additional interest expense and the terms of such debt may be at less favorable rates than existing debt and could require the pledge of assets as security or subject us to financial and/or operating covenants that affect our ability to conduct our business. Any capital raising activities would be subject to the restrictions in the Tax Matters Agreement. See “Certain Relationships and Related Party Transactions–Agreements between SEACOR and Era Group Relating to the Separation—Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.” If funding is insufficient at any time in the future, or we are unable to conduct capital raising activities as a result of restrictions in the Tax Matters Agreement, we may be unable to acquire additional helicopters, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, financial condition and results of operations.
Difficult economic and financial conditions could have a material adverse effect on us.
The financial results of our business are both directly and indirectly dependent upon economic conditions throughout the world, which in turn can be impacted by conditions in the global financial markets. These factors are outside our control and changes in circumstances are difficult to predict. Uncertainty about global economic conditions may lead businesses to postpone spending in response to tighter credit and reductions in income or asset values, which may lead many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Weak economic activity may lead government customers to cut back on services. Factors such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations) could have a material adverse effect on our business and investments, which could reduce our revenues, profitability and value of our assets. These factors (including the failure of lenders participating in our new Revolving Credit Facility to fulfill their commitments and obligations) may also adversely affect our liquidity and our financial condition, and the business, liquidity and financial condition of our customers. Adverse liquidity conditions for our customers could negatively impact their capital investment activity. In addition, periods of poor economic conditions could increase our ongoing exposure to credit risks on our accounts receivable balances. We have procedures that are designed to monitor and limit exposure to credit risk on our receivables; however, there can be no assurance that such procedures will effectively limit our credit risk and avoid losses. This could have a material adverse effect on our business, financial condition and results of operations.

For example, a slowdown in economic activity could reduce worldwide demand for energy and result in an extended period of lower oil and natural gas prices. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. A reduction in oil and natural gas prices could depress the activity levels of oil and gas companies, which in turn would reduce demand for our services. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly further reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity can result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Unstable economic conditions or turmoil in financial markets may also increase the volatility of our stock price.
Failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.
Our customers consider safety and reliability a primary concern in selecting a helicopter service provider. We must maintain a record of safety and reliability that is acceptable to, and in certain instances is contractually required by, our customers. In an effort to maintain an appropriate standard, we incur considerable costs to maintain the quality of (i) our safety program, (ii) our training programs and (iii) our fleet of helicopters. For example, we have implemented a safety program that includes, among many other features, (i) transition and recurrent training using flight training devices, (ii) an FAA approved flight operational quality assurance program and (iii) health and usage monitoring systems, otherwise known as HUMS, which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet. We cannot assure you that our safety program or our other efforts will provide an adequate level of safety or an acceptable safety record. If we are unable to maintain an acceptable safety record, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.
We rely on relatively few customers, some of which are our affiliates, for a significant share of our revenues, the loss of any of which could adversely affect our business, financial condition and results of operations.
We derive a significant portion of our revenues from a limited number of oil and gas exploration, development and production companies and government agencies. Specifically, services provided to Anadarko, U.S. government agencies, primarily BSEE, a division of the U.S. Department of the Interior, and Aeróleo accounted for 12%, 8% and 11% of our revenues, respectively, for the year ended December 31, 2011. The portion of our revenues attributable to any single customer may change over time, depending on the level of activity by any such customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. In addition, most of our contracts with our oil and gas customers can be canceled on relatively short notice and do not commit our customers to acquire specific amounts of services. The loss of business from any of our significant customers could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Further, to the extent any of our customers experience an extended period of operating difficulty, our revenues and results of operations could be materially adversely affected. Aeróleo, which in addition to being a significant customer is a joint venture of ours in which we hold a 50% economic interest and a 20% voting interest, has recently experienced operating difficulties. In July 2011, Aeróleo received notice that it was successful in its bid to place four AW139 helicopters on a five year contract with Petroelo Brasileiro S.A. (“Petrobras Brazil”), one of Aeróleo's customers. In turn, Aeróleo entered into contract-leases with us for four AW139 helicopters for a term of one year with four annual renewal options, and the helicopters were mobilized to Brazil. In August 2011, Petrobras Brazil cancelled the award for Aeróleo's AW139 helicopters in response to an accident Petrobras Brazil experienced with an AW139 helicopter on contract with it from one of our competitors. As a result, our four AW139 helicopters under contract-lease to Aeróleo were idle from August 2011 until late November 2012, at which time Aeróleo executed contracts with Petrobras Brazil and it began to utilize the helicopters. Due to resulting liquidity issues experienced by Aeróleo, as of September 30, 2012, we had deferred recognition of $7.7 million of revenues from Aeróleo and, together with our partner, also contributed $9.2 million of additional debt capital to Aeróleo to enable it to continue operating. Although we believe Aeróleo's operating difficulties will be resolved as a result of the execution of the contracts with Petrobras Brazil, if we needed to contribute additional capital to Aeróleo it could affect our liquidity and to the extent we do not or are unable to make such capital contributions, our results of operations could be affected. Further, to the extent we do not collect receivables owed to us from Aeróleo or earn less revenues from the relationship than anticipated, our results of operations and liquidity could be materially adversely affected.
Our customers include U.S. government agencies that are dependent on budget appropriations, which may fluctuate and, as a result, limit their ability to use our services.
U.S. government agencies, primarily BSEE, are among our key customers and accounted for 8% of our revenues for the year ended December 31, 2011. Government agencies receive funding through budget appropriations, which are determined through the political process, and as a result, funding for the agencies with which we do business may fluctuate. Recently, there has been increased Congressional scrutiny of discretionary program spending by the U.S. government in light of concerns over the size of the national debt. In August 2011, Congress reached an agreement to raise the U.S. debt ceiling in order to avoid financial default of the U.S. government. This agreement requires the elimination of more than $2 trillion in federal spending over the next decade. Although the details of these spending cuts remain unclear, lawmakers have discussed the need to cut or impose caps on discretionary spending in coming years, which could mean budget cuts to federal agencies to which we provide services. If any of these agencies, particularly BSEE, experience reductions in their budgets or if they change their spending priorities, their ability or willingness to spend on helicopter operations may decline, and they may substantially reduce or cease using our services, which could have a material adverse effect on our business, financial condition and results of operations.
Consolidation of our customer base could adversely affect demand for our services and reduce our revenues.
Many of our customers are major integrated oil and gas companies or independent oil and gas exploration, development and production companies. In recent years, these companies have undergone substantial consolidation, and additional consolidation is possible. Consolidation results in fewer companies to charter or contract for our services, and in the event one of our customers combines with a company that is using the services of one of our competitors, the combined company could decide to use the services of that competitor or another provider. Further, merger activity among both major and independent oil and natural gas companies affects exploration, development and production activity as the consolidated companies often put projects on hold while integrating operations. Consolidation may also result in an exploration and development budget for a combined company that is lower than the total budget of both companies before consolidation. Reductions in budgets could adversely affect demand for our services and our results of operations.
The implementation by our customers of cost-saving measures could reduce the demand for our services.
Oil and gas companies are continually seeking to implement measures aimed at cost savings. These measures can include efforts to improve efficiencies and reduce costs by reducing headcount or finding less expensive means for moving personnel offshore. Reducing headcount, changing rotations for personnel working offshore, therefore requiring fewer trips to and from installations, or using marine transport, are some, but not all of the possible initiatives that could result in reduced demand for our helicopter transport services. In addition, customers could establish their own helicopter operations or devise other transportation alternatives. The continued implementation of these kinds of measures could reduce the demand for helicopter services provided by independent operators like us, and could have a material adverse effect on our business, financial condition and results of operations.
Operational risks including, but not limited to, equipment failure and negligence could adversely impact our results of operations and in some instances, expose us to liability. These risks may not be covered by our insurance or our insurance may be inadequate to protect us from the liabilities that could arise.
The operation of helicopters is subject to various risks, including catastrophic disasters, crashes, adverse weather conditions, mechanical failures and collisions, which may result in loss of life, personal injury and/or damage to property and equipment. Our helicopters have been involved in accidents in the past, some of which included loss of life, personal injury and property damage. The occurrence of any such incident could have a material adverse effect on our operations.
Certain models of helicopters that we operate have also experienced accidents while operated by third parties. We, or third parties operating our helicopters, may experience accidents in the future. These risks could endanger the safety of both our own and our customers’ personnel, equipment, cargo and other property, as well as the environment. If any of these events were to occur with equipment that we operate or contract-lease to third parties, we could experience loss of revenues, termination of charter contracts, higher insurance rates, and damage to our reputation and customer relationships. In addition, to the extent an accident occurs with a helicopter we operate, we could be held liable for resulting damages. If other operators experience accidents with helicopter models that we also operate or contract-lease, obligating us to take such helicopters out of service until the cause of the accident is rectified, we would lose revenues and might lose customers. In addition, safety issues experienced by a particular model of helicopter could result in customers refusing to use a particular helicopter model or a regulatory body grounding that particular helicopter model. The value of the helicopter model might also be permanently reduced in the market if the model were to be considered less desirable for future service.
For instance, there have been three recent accidents involving the Eurocopter EC225 helicopter that have resulted in complete losses of the helicopters. One of the helicopters was under contract-lease from us to one of our customers, while the other two were owned and operated by parties unrelated to us. In response to these accidents, major global operators have indefinitely suspended EC225 operations. We are still earning a majority of the revenues associated with our EC225 helicopters; however, we are not collecting hourly revenues, since the helicopters are not flying. To the extent the EC225 helicopter operations remain suspended for a prolonged period of time, our results of operations could be adversely affected.
Our Brazilian joint venture, Aeróleo, also experienced operating difficulties due to an incident with an AW139 operated by a competitor. In July 2011, Aeróleo received notice that it was successful in its bid to place four AW139 helicopters on contract with Petrobras Brazil and in turn entered into contract-leases with us for the helicopters and mobilized them to Brazil. In August 2011, Petrobras Brazil cancelled the award and, as a result, these four AW139 helicopters under contract-lease to Aeróleo were idle from August 2011 until late November 2012. Due to resulting liquidity issues experienced by Aeróleo, as of September 30, 2012, we had deferred the recognition of $7.7 million of revenues owed to us by Aeróleo and, together with our partner, contributed $9.2 million of shareholder debt to Aeróleo to enable it to continue operations. In November 2012, in response to an emergency tender issued by Petrobras Brazil as a result of the above noted suspension of use of EC225 helicopters, Aeróleo executed contracts with Petrobras Brazil and it began utilizing these four AW139 helicopters.  Aeroleo contract-leases three EC225 helicopters from us which are in turn on contract with Petrobras Brazil.  Although Petrobras Brazil continues to satisfy its obligation to Aeróleo under these EC225 contracts, it requires additional helicopters to support their operations while the EC225 helicopters are not operating.  We expect that Aeróleo's operating difficulties will be resolved as a result of the execution of these contracts with Petrobras Brazil, although no assurance can be given that these difficulties will be resolved. See “Management's Discussion and Analysis of Financial Condition and Operating Results—Offshore Oil and Gas Support.”

We carry insurance, including hull and liability, liability and war risk, general liability, workers’ compensation, and other insurance customary in the industry in which we operate. Our insurance coverage is subject to deductibles and maximum coverage amounts. Our insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. The amount of insurance coverage we are able to maintain may be inadequate to cover all potential liabilities or the total amount of insured claims and liabilities. We cannot assure you that our existing insurance coverage can be renewed at commercially reasonable rates nor is it possible to obtain insurance to protect against all of our operations risks and liabilities. Any material liability not covered by insurance or for which third-party indemnification is not available, would have a material adverse effect on our financial condition, results of operations and/or cash flows.
Weather and seasonality can impact our results of operations.
A significant portion of our revenues is dependent on actual flight hours. Prolonged periods of adverse weather and storms can adversely impact our operations and flight hours. The fall and winter months generally have more days of adverse weather conditions than the other months of the year, with poor visibility, high winds, and heavy precipitation in some areas. While some of our helicopters are equipped to fly at night, we generally do not do so. Operations servicing offshore oil and gas transport of passengers, and also other non-emergency operations, are generally conducted during daylight hours. During winter months there are fewer daylight hours, particularly in Alaska. Flight hours, and therefore revenues, tend to decline in the winter. In addition, oil and gas exploration activity in Alaska decreases during the winter months due to the harsh weather conditions. Our operations in the U.S. Gulf of Mexico may also be adversely affected by weather. Tropical storm season runs from June through November. Tropical storms and hurricanes limit our ability to operate our helicopters in the proximity of a storm, reduce oil and gas exploration, development and production activity, add expenses to secure equipment and facilities and require us to move assets out of the path of a storm. Despite our efforts to plan for storms and secure our equipment, we may suffer damage to our helicopters or our facilities, thereby reducing our ability to provide our services. In addition, these factors also result in seasonal impacts on our business and results of operations.
Our operations depend on facilities we use throughout the world. These facilities are subject to physical and other risks that could disrupt production.
Our facilities could be damaged or our operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or a pandemic. We operate numerous bases in and along the U.S. Gulf of Mexico and we are particularly exposed to risk of loss or damage from hurricanes in that region. In addition, our operations in Alaska (including our fixed based operation (“FBO”) business at Ted Stevens Anchorage International Airport) are at risk from earthquake activity. In particular, we have fuel tanks at our FBO facility with approximately 200,000 gallons of fuel storage capacity, all of which could be substantially damaged or compromised due to an earthquake. Although we have obtained property damage insurance, a major catastrophe such as a hurricane, earthquake or other natural disaster at any of our sites, or significant labor strikes, work stoppages, political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption or stoppage of our business or material sub-parts of it. Any disruption resulting from these events could cause the loss of sales and customers. Our insurance may not adequately compensate us for any of these events.
A shortfall in availability of raw materials, components, parts and subsystems required for the repair and maintenance of our helicopters could adversely affect us, as would cost increases imposed by suppliers if they cannot be passed on to customers or if our equipment has been committed to contracts without coverage for escalating expenses.
In connection with the required routine repairs and maintenance that we perform or are performed by others on our helicopters, we rely on seven key vendors (Agusta Aerospace Corporation, Sikorsky Aircraft Corporation, American Eurocopter Corp., Bell Helicopter Textron Inc., Pratt and Whitney Canada, Turbomeca USA, Inc. and Honeywell International), for the supply and overhaul of components on our helicopters. Consolidations involving suppliers could further reduce the number of alternative suppliers for us and increase the cost of components. Those vendors have historically been the manufacturers of these components and parts, and their factories tend to work at or near full capacity supporting the helicopter production lines for new equipment. This leaves little capacity for the production of parts requirements for maintenance of our helicopters. The tight production schedules, as well as new regulatory requirements, the availability of raw materials or commodities, or the need to upgrade parts or product recalls can add to backlogs, resulting in key parts being in limited supply or available on an allocation basis. To the extent that these suppliers also supply parts for helicopters used by the U.S. military, parts delivery for our helicopters may be delayed during periods in which there are high levels of military operations. Any shortages could have an adverse impact on our ability to repair and maintain our helicopters. Our inability to perform timely repair and maintenance could result in our helicopters being underutilized and cause us to lose opportunities with existing or potential customers, each of which could have an adverse impact on our results of operations. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact our ability to repair and maintain our helicopters. Although every effort is made to mitigate such impact, this may pose a risk to our results of operations. In addition, supplier cost increases for critical helicopter components and parts can also adversely impact our results of operations. Cost increases are passed on to our customers through rate increases where possible, including as a component of contract escalation charges. However, as certain of our contracts are long-term in nature and may not have escalation or escalation may be tied to an index, which may not increase as rapidly as the cost of parts, we may see our margins erode. In addition, as many of our helicopters are manufactured by two European based companies, the cost of spare parts could be impacted by changes in currency exchange rates.
Our dependence on a small number of helicopter manufacturers poses a significant risk to our business and prospects, including our ability to execute our growth strategy.
Although our fleet includes equipment from all four of the major helicopter manufacturers, our current fleet expansion and replacement needs rely on contracts with two manufacturers. If any of the manufacturers with whom we contract face production delays due to, for example, natural disasters, labor strikes or unavailability of skilled labor, we may experience a significant delay in the delivery of previously ordered helicopters. During these periods, we may not be able to obtain additional helicopters with acceptable pricing, delivery dates or other terms. Delivery delays or our inability to obtain acceptable helicopters would adversely affect our revenues and profitability and could jeopardize our ability to meet the demands of our customers and execute our growth strategy. In addition, lack of availability of new helicopters resulting from a backlog in orders could result in an increase in prices for certain types of used helicopters. Furthermore, regulatory authorities may require us to temporarily or permanently remove certain helicopter models from service following certain incidents or accidents.
Our future growth may be impacted by our ability to expand into markets outside of the U.S. Gulf of Mexico and Alaska.
Our future growth will depend on our ability to expand into markets outside of the U.S. Expansion of our business depends on our ability to operate in these other regions.
Expansion of our business outside of the U.S. Gulf of Mexico and Alaska may be adversely affected by:

•	local regulations restricting foreign ownership of helicopter operators;

•	requirements to award contracts to local operators; and

•	the number and location of new drilling concessions granted by foreign governments.
We cannot predict the restrictions or requirements that may be imposed in the countries in which we operate or wish to operate. If we are unable to continue to operate or obtain and retain contracts in markets outside of the U.S. Gulf of Mexico and Alaska, our future business, financial condition and results of operations may be adversely affected, and our operations outside of the U.S. Gulf of Mexico and Alaska may not grow.
Our operations in the U.S. Gulf of Mexico were adversely impacted by the Deepwater Horizon drilling rig incident and resulting oil spill, and may be adversely impacted by proposed legislation and resulting litigation in response to that incident.
We are highly dependent on offshore oil and gas activities in the U.S. Gulf of Mexico. On April 22, 2010, the Deepwater Horizon, a semi-submersible deepwater drilling rig operating in the U.S. Gulf of Mexico, sank after an apparent blowout and fire resulting in a significant flow of hydrocarbons from the BP Macondo well. As a result, from May 2010 to October 2010, the U.S. Department of Interior imposed a moratorium on offshore drilling operations. Drilling resumed in November 2010 but activity in the U.S. Gulf of Mexico did not reach pre-blowout levels until September 2011. As a result of the blowout at the BP Macondo well and subsequent moratorium on drilling activities, our operating results were adversely affected in the fourth quarter of 2010 and the first half of 2011. In addition, as a result of the blowout, the U.S. Department of Interior issued new rules designed to improve drilling and workplace safety in the U.S. Gulf of Mexico, and various congressional committees began pursuing legislation to regulate drilling activities and increase liability. The Bureau of Ocean Energy Management, BSEE and Office of National Resources Revenue are expected to continue to issue new safety and environmental guidelines or regulations for drilling in the U.S. Gulf of Mexico, and other regulatory agencies could potentially issue new safety and environmental guidelines or regulations in other geographic regions, and may take other steps that could increase the costs of exploration and production, reduce the area of operations and result in permitting delays. We are monitoring legislation and regulatory developments; however, it is difficult to predict the ultimate impact of any new guidelines, regulations or legislation. A prolonged suspension of drilling activity or permitting delays in the U.S. Gulf of Mexico and new regulations and increased liability for companies operating in this sector, whether or not caused by a new incident in the region, could result in reduced demand for our services, and reduced cash flows and profitability.
In addition, our operations in the U.S. Gulf of Mexico, along with those of certain of our customers, may be adversely impacted by, among other factors:

•	the suspension, stoppage or termination by customers of existing contracts and the demand by customers for new or renewed contracts in the U.S. Gulf of Mexico and other affected regions;

•	unplanned customer suspensions, cancellations, rate reductions, non-renewals of commitments to charter aviation equipment or failures to finalize commitments to charter aviation equipment;

•	the cost or availability of relevant insurance coverage; and

•	adverse weather conditions and natural disasters including, but not limited to, hurricanes and tropical storms.

Any one or a combination of these factors could reduce revenues, increase operating costs and have a material adverse effect on our business, financial condition and results of operations.
Significant increases in fuel costs can have a material adverse effect on our business, financial condition and results of operations.
Fuel is essential to the operation of our helicopters and to our ability to carry out our transport services and is a key component of our operating expenses. High fuel costs can increase the cost of operating our helicopters. Any increased fuel costs may negatively impact our net sales, margins, operating expenses and results of operations. Although we have been able to pass along a significant portion of increased fuel costs to our customers in the past, we cannot assure you that we can do so again if another prolonged period of high fuel costs occurs. To the extent there is a significant increase in fuel costs that we are unable to pass on to our customers, it may have a material adverse effect on our business, financial condition and results of operations.
Our contracts generally can be terminated or downsized by our customers without penalty.
Many of our operating contracts and charter arrangements in the U.S. Gulf of Mexico and Alaska contain provisions permitting early termination by the customer for any reason, generally without penalty, and with limited notice requirements. In addition, many of our contracts permit our customers to decrease the number of helicopters under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our customer contracts or the terms of those contracts. The termination of contracts by our significant customers or the decrease in their usage of our helicopter services could have a material adverse effect on our business, financial condition and results of operations.
We may not be able to obtain work on acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.
As of September 30, 2012, we had placed orders for 12 new helicopters. Two of these helicopters are scheduled to be delivered in 2012, two in 2014 and three in 2015. Delivery dates for the remaining five helicopters have yet to be determined. Many of our new helicopters may not be covered by customer contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a customer contract, many of these contracts are short-term, requiring us to seek renewals frequently. We also expect that some of our customers may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.
Adverse results of legal proceedings could have a material adverse effect on us.
We are subject to, and may in the future be subject to, a variety of legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of their merits, legal proceedings may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on a portion of our business operations or a material adverse effect on our financial condition and results of operations.
We may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect our financial condition and our results of operations or result in unforeseeable risks to our business.
We continuously evaluate the acquisition of operating businesses and assets and may in the future undertake one or more significant transactions. Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures and the purchase of equity interests. The consideration for such transactions may include, among other things, cash, common stock or equity interests in us or our subsidiaries, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing of certain of our assets. Such dispositions could take the form of asset sales, mergers or sales of equity interests.
These transactions may present significant risks such as insufficient revenues to offset liabilities assumed, potential loss of significant revenues and income streams, increased or unexpected expenses, inadequate return of capital, regulatory or compliance issues, the triggering of certain covenants in our debt instruments (including accelerated repayment) and unidentified issues not discovered in due diligence. In addition, such transactions could distract management from current operations. As a result of the risks inherent in such transactions, we cannot guarantee that any such transaction will ultimately result in the realization of its anticipated benefits or that it will not have a material adverse impact on our business, financial condition or results of operations. If we were to complete such an acquisition, disposition, investment or other strategic transaction, we may require additional debt or equity financing that could result in a significant increase in our amount of debt and our debt service obligations or the number of outstanding shares of our common stock, thereby diluting holders of our common stock outstanding prior to such acquisition.
We are subject to risks associated with our international operations.
We operate and contract-lease helicopters in international markets. During the nine months ended September 30, 2012 and the year ended December 31, 2011, approximately 20% and 28%, respectively, of our operating revenues resulted from our international operations. We expect to increase our international operations in the future. Our international operations are subject to a number of risks, including:

•	political conditions and events, including embargoes;

•	restrictive actions by U.S. and foreign governments, including in Brazil, India, Indonesia, Sweden and Spain, that could limit our ability to provide services in those countries;

•	the imposition of withholding or other taxes on foreign income, tariffs or restrictions on foreign trade and investment;

•	adverse tax consequences;

•	limitations on repatriation of earnings or currency exchange controls and import/export quotas;

•	nationalization, expropriation, asset seizure, blockades and blacklisting;

•	limitations in the availability, amount or terms, of insurance coverage;

•	loss of contract rights and inability to adequately enforce contracts;

•	political instability, war and civil disturbances or other risks that may limit or disrupt markets, such as terrorist attacks, piracy and kidnapping;

•	fluctuations in currency exchange rates, hard currency shortages and controls on currency exchange that affect demand for our services and our profitability;

•
potential noncompliance with a wide variety of laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), and similar non-U.S. laws and regulations, including the U.K. Bribery Act 2010 (the “UKBA”);

•	labor strikes;

•	changes in general economic conditions;

•	adverse changes in foreign laws or regulatory requirements, including those with respect to flight operations and environmental protections; and

•	difficulty in staffing and managing widespread operations.
If we are unable to adequately address these risks, we could lose our ability to operate in certain international markets and our business, financial condition and results of operations could be materially and adversely affected.
There are risks associated with our debt structure.
As of the date of this Information Statement, our indebtedness consists of $200.0 million aggregate principal amount of Senior Notes, $50.0 million of borrowings outstanding under the Revolving Credit Facility and $33.2 million of aggregate indebtedness of one of our subsidiaries outstanding under two promissory notes. In addition, we have the ability to borrow up to $52.7 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility.
The agreements governing our Revolving Credit Facility and the indenture governing the Senior Notes contain various covenants that limit our ability to, among other things:

•	make investments;

•	incur or guarantee additional indebtedness;

•	incur liens or pledge the assets of certain of our subsidiaries;

•	pay dividends;

•	enter into transactions with affiliates; and

•	enter into certain sales of all or substantially all of our assets, mergers and consolidations.
Our Revolving Credit Facility also requires that we maintain a maximum funded debt to EBITDA (as defined in our Revolving Credit Facility) ratio (the “RC Leverage Ratio”) of 5.0 to 1.0 (increased from 4.0 to 1.0 as a result of the issuance of the Senior Notes) and comply with certain other financial ratios. Failure to comply with these covenants is an event of default under the facility and, as a result, our ability to borrow under our Revolving Credit Facility is dependent on and limited by our ability to comply with the RC Leverage Ratio limit and other financial ratios. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Revolving Credit Facility.” After giving effect to the sale of the Senior Notes and the Series B Exchange, the amount of additional borrowings we could draw down under our Revolving Credit Facility, based on our RC Leverage Ratio as of such date, was $52.7 million.
As a result of a decrease in our operating revenues from contract-leasing activities in the nine months ended September 30, 2012, and the related impact on our EBITDA (as defined in our Revolving Credit Facility), SEACOR purchased one million shares of our Series B preferred stock for $100.0 million, which we used to repay borrowings under our Revolving Credit Facility so that we could maintain compliance with our financial ratios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview” and “Recent Sales of Unregistered Securities.” As a result of the Series B

Exchange, no shares of Series B preferred stock remain outstanding. If we continue to experience reduced operating revenues from certain of our contract-leasing activities, our ability to utilize our Revolving Credit Facility may be limited and we may require additional investments in our capital stock to maintain our financial ratio within applicable limits. However, after the spin-off we will not be able to rely on equity investments from SEACOR and no assurance can be given that these investments will be available in the capital markets. Any inability to borrow under our Revolving Credit Facility could have a material adverse effect on our ability to make capital expenditures, on our results of operations and on our liquidity. Further, failure to maintain the financial ratios required under the Revolving Credit Facility would constitute an event of default, allowing the lenders under our Revolving Credit Facility to declare the entire balance of any and all sums payable under the Revolving Credit Facility immediately due and payable, which in turn would permit the holders of the Senior Notes to accelerate maturity of the Senior Notes as well.
Our ability to meet our debt service obligations and refinance our indebtedness, including the debt existing at the time of the spin-off as well as any future debt that we may incur, will depend upon our ability to generate cash in the future from operations, financings or asset sales, which are subject to general economic conditions, industry cycles, seasonality and other factors, some of which may be beyond our control. If we cannot repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of our other debt.
Our future debt levels and the terms of any future indebtedness we may incur may contain restrictive covenants and limit our liquidity and our ability to obtain additional financing and pursue acquisitions and joint ventures or purchase new helicopters. Tight credit conditions could limit our ability to secure additional financing, if required, due to difficulties accessing the credit and capital markets.
Our global operations are subject to foreign currency, interest rate, fixed-income, equity and commodity price risks.
We are exposed to currency fluctuations and exchange rate risks. We purchase some of our helicopters and helicopter parts from foreign manufacturers and maintain operations in foreign countries, which results in portions of our revenues and expenses being denominated in foreign currencies. We attempt to minimize our exposure to currency exchange risk by contracting the majority of our services in U.S. dollars. As a result, a strong U.S. dollar may increase the local cost of our services that are provided under the U.S. dollar denominated contracts, which may reduce demand for our services in foreign countries. Some of these risks may be hedged, but fluctuations could impact our financial condition and our results of operations. Our financial condition and our results of operations may also be affected by the cost of hedging activities that we undertake to protect against currency exchange risk. We operate in countries with foreign exchange controls, including Brazil and India. These controls may limit our ability to repatriate funds from our unconsolidated foreign affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations and our liquidity.
We are subject to governmental regulation that limits foreign ownership of helicopter companies.
We are subject to governmental regulation that limits foreign ownership of helicopter companies. Failure to comply with regulations and requirements for citizen ownership in the various markets in which we operate and may operate in the future, may subject our helicopters to deregistration or impoundment. If required levels of citizen ownership are not met or maintained, joint ventures in which we have significant investments also could be prohibited from operating within these countries. Deregistration of our helicopters or helicopters operated by our joint venture partners for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within these markets. We cannot assure you that there will be no changes in aviation laws, regulations, required levels of citizen ownership, or administrative requirements or the interpretations thereof, that could restrict or prohibit our ability to operate in certain regions. Any such restriction or prohibition on our ability to operate may have a material adverse effect on our business, financial condition, and results of operations.
We limit foreign ownership of our company, which could reduce the price of our common stock and cause owners of our common stock who are not U.S. persons to lose their voting rights.
The amended and restated certificate of incorporation that we will adopt prior to the spin-off will provide that persons or entities that are not “citizens of the U.S.” (as defined in the Federal Aviation Act of 1958) shall not collectively own or control more than 24.9% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the U.S. nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the U.S. shall automatically be reduced. These voting rights will be reduced pro rata among the holders of voting shares who are not citizens of the U.S. to equal the Permitted Foreign Ownership Percentage based on the number of votes to which the underlying voting securities are entitled. Shares held by persons who are not citizens of the U.S. may lose their associated voting rights and be redeemed as a result of these provisions. These restrictions may also have a material adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to persons who are not citizens of the U.S.

If we do not restrict the amount of foreign ownership of our common stock, we may fail to remain a U.S. citizen, might lose our status as a U.S. air carrier and be prohibited from operating helicopters in the U.S., which would adversely impact our business, financial condition and results of operations.
Since we hold the status of a U.S. air carrier under the regulations of both the U.S. Department of Transportation (“DOT”) and the FAA and we engage in the operating and contract-leasing of helicopters in the U.S., we are subject to regulations pursuant to Title 49 of the Transportation Code (“Transportation Code”) and other statutes (collectively, “Aviation Acts”). The Transportation Code requires that Certificates to engage in air transportation be held only by citizens of the U.S. as that term is defined in the relevant section of the Transportation Code. That section requires: (i) that our president and two-thirds of our board of directors and other managing officers be U.S. citizens; (ii) that at least 75% of our outstanding voting stock be owned by U.S. citizens; and (iii) that we must be under the actual control of U.S. citizens. Further, our helicopters operating in the U.S. must generally be registered in the U.S. In order to register such helicopters under the Aviation Acts, we must be owned or controlled by U.S. citizens. Although the amended and restated certificate of incorporation and amended and restated bylaws that we will adopt prior to the spin-off contain provisions intended to ensure compliance with the provisions of the Aviation Acts, a failure to maintain compliance would result in loss of our air carrier status and thereby adversely affect our business, financial condition and results of operations and we would be prohibited from both operating as an air carrier and operating helicopters in the U.S. during any period in which we did not comply with these regulations.
The Outer Continental Shelf Lands Act, as amended, provides the federal government with broad discretion in regulating the leasing of offshore resources for the production of oil and gas.
We currently derive a significant portion of our revenues from helicopter services we provide in the U.S. Gulf of Mexico for the purposes of offshore oil and gas exploration, development and production. As such, we are subject to the U.S. government’s exercise of authority under the provisions of the Outer Continental Shelf Lands Act that restrict the availability of offshore oil and gas leases by requiring lease conditions such as the implementation of safety and environmental protections, the preparation of spill contingency plans and air quality standards for certain pollutants, the violations of which could result in potential court injunctions curtailing operations and lease cancellations and by requiring that all pipelines operating on or across the outer continental shelf provide open and nondiscriminatory access to shippers. These provisions could adversely impact exploration and production activity in these regions. If activity in oil and gas exploration, development and production in these regions declines, our business, financial condition and results of operations could be materially and adversely affected.
We are subject to tax and other legal compliance risks, including anti-corruption statutes, the violation of which may adversely affect our business and operations.
As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. Changes in laws or regulations and related interpretations and other guidance could result in higher expenses and payments. Uncertainty relating to such laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.
In order to compete effectively in certain foreign jurisdictions, we seek to establish joint ventures with local operators or strategic partners. We are subject to a variety of tax and legal compliance risks. These risks include, among other things, possible liability relating to taxes and compliance with U.S. and foreign export laws, competition laws and regulations, including the FCPA and the UKBA. The FCPA generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or maintaining business. The UKBA has similar provisions. We could be charged with wrongdoing for any of these matters as a result of our actions or the actions of our agents, local partners or joint ventures, even though these parties may not be subject to such statutes. If convicted or found liable of tax or other legal infractions, or if we have been determined to be in violation of the FCPA, we could be subject to significant fines, penalties, repayments, other damages (in certain cases, treble damages), or suspension or debarment from government contracts, which could have a material adverse effect on our business, financial condition and results of operations. We are also subject to laws in the U.S. and outside of the U.S. regulating competition.
Independently, failure of us or one of our joint ventures or strategic partners to comply with applicable export and trade practice laws could result in civil or criminal penalties and suspension or termination of export privileges.
Negative publicity may adversely impact us.
Media coverage and public statements that insinuate improper actions by us or relate to accidents or other issues involving the safety of our helicopters or operations, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation, our customer relationships and the morale of our employees, which could adversely affect our business, cash flows from operations, financial condition and results of operations.
Our inability to attract and retain qualified personnel could have an adverse effect on our business.
Attracting and retaining qualified pilots, mechanics and other highly skilled personnel is an important factor in our future success. Our inability to attract and retain qualified personnel could have an adverse effect on our business and our growth strategy. Many of our customers require pilots with very high levels of flight experience. In addition, the maintenance of our helicopters requires mechanics that are trained and experienced in servicing particular makes and models of helicopters. The market for these highly skilled personnel is competitive and we cannot be certain that we will be successful in attracting and retaining qualified personnel in the future. In addition, if we enter into new markets or obtain additional customer contracts or the demand for our services increases, we may be required to hire additional pilots, mechanics and other flight-related personnel, which we may not be able to do on a timely or cost-effective basis.
If our employees were to unionize, our operating costs could increase.
Our employees are not currently represented by a collective bargaining agreement. However, we have no assurances that our employees will not unionize in the future. If any of our employees were to unionize, it could increase our operating costs, force us to alter our operating methods and/or have a material adverse effect on our results of operations.
Environmental regulations and liabilities, including new or developing regulations, may increase our costs of operations and adversely affect us.
Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. Our operations are subject to U.S. federal, state and local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining helicopters requires that we use, store, and dispose of materials that are subject to environmental regulation. In addition, our customers in the oil and gas exploration, development and production industry are affected by environmental laws and regulations that restrict their activities and may result in reduced demand for our services. Environmental laws and regulations change frequently, which makes it difficult to predict their cost or impact on our results of operations. We could also be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was unlawful at the time it occurred or the conduct of, or conditions caused by, prior operators or third parties.
Any failure by us to comply with any environmental laws and regulations may result in administrative, civil or criminal sanctions, revocation or denial of permits or other authorizations, imposition of limitations on our operations, and site investigatory, remedial or other corrective actions.
In recent years, governments have increasingly focused on climate change, carbon emissions, and energy use. Regulations that curb the use of energy, or require the use of renewable fuels or renewable sources of energy—such as wind or solar power—could result in a reduction in demand for hydrocarbon-based fuels such as oil and natural gas. In addition, governments could pass laws, regulations or taxes that increase the cost of fuel, thereby impacting both demand for our services and also our cost of operations. Such initiatives could have a material adverse effect on our business, financial condition and results of operations.
Actions taken by Government Agencies, such as the Department of Commerce, the Department of Transportation and the Federal Aviation Administration, could increase our costs and prohibit or reduce our ability to operate successfully.
Our operations are highly regulated by several U.S. government regulatory agencies.  For example, as a certified air carrier, we are subject to regulations promulgated by the Department of Transportation and the FAA. The FAA regulates our flight operations and imposes requirements with respect to personnel, aircraft, ground facilities and other aspects of our operations, including:

•	certification and reporting requirements;

•	inspections;

•	maintenance standards;

•	personnel training standards; and

•	maintenance of personnel and aircraft records.
The Department of Transportation can review our economic fitness to continue our operations, both presently and if a substantial change occurs to our management, ownership or capital structure, among other things. The Department of Commerce, through its International Traffic in Arms Regulations, regulates our imports and exports of aircraft (through leases and sales) as well as parts sales to international customers and the use of certain regulated technology in domestic and international airspace. If we fail to comply with these laws and regulations, or if these agencies develop concerns over our operations, we could face administrative, civil and/or criminal penalties.   In addition, we may become subject to regulatory actions that could suspend, curtail or significantly modify our operations.  A suspension or substantial curtailment of our operations or any substantial modification of our current operations may have a material adverse effect on our business, financial condition and results of operations.
For example, the Pilot Records Improvement Act of 1996 (the “PRIA”) requires an air carrier to request, receive and evaluate certain information concerning a pilot/applicant's training, experience, qualification and safety background, before beginning service as a pilot.  As a result of an internal audit we became aware that a significant number of our pilots did not have complete PRIA background information contained in their personnel files.  We immediately notified the FAA and implemented procedures to obtain the missing information and to ensure future compliance. The FAA may refer this matter to its Enforcement division, which could result in a significant civil penalty or other FAA actions.

Future changes to the regulations and laws under which we operate, and promulgation of new regulations and laws also could have a material adverse effect on our business, financial position and results of operations.
Our FBO in Alaska is subject to extensive government regulation and other cost-related risks that could disrupt operations.
Our FBO in Alaska is subject to oversight by the Ted Stevens Anchorage International Airport, is dependent upon that airport being “open for business” and is subject to federal regulatory requirements by the FAA, the Transportation Security Administration (the “TSA”) and other agencies. If the FAA, TSA or other agencies were to impose significant operating restrictions or increase insurance obligations such that insurance could not be obtained or purchased for a reasonable cost, or if any federal regulatory requirement were to require significant expenditure, the market for services from our FBO could be significantly impaired or entirely eliminated. In addition, the biggest revenue producing activity at our FBO, fuel sales to transient customers, could be adversely impacted by increases in fuel prices, the ability of our competitors to undercut our pricing, restrictions on private air travel and/or taxes on fuel or aircraft, any of which could make private air travel prohibitively expensive. Should the FBO’s operations be restricted or shut down, whether due to regulatory issues, the weather, a natural disaster, terrorist activity, or any other reason, our operations could be adversely impacted.
Risks Related to Our Common Stock
Our stock price may fluctuate significantly, and you may not be able to resell your shares at an attractive price.
The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial condition and results of operations;

•	introduction of new equipment or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.
These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business. Despite the belief of SEACOR's board of directors, we cannot assure you that following the spin-off the aggregate value of our common stock and SEACOR common stock will ever exceed the pre-spin-off value of SEACOR's common stock.
Your percentage of ownership in us may be diluted in the future.
As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.
There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity, and following the separation, our stock price may fluctuate significantly.
Prior to the separation, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or how liquid that market may become. It is anticipated that on or shortly prior to the record date for the distribution of our common stock, trading of shares of our common stock would begin on a “when-issued” basis and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the separation or be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to the share price for our common stock being depressed or more volatile.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.
Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.
The shares of our common stock that SEACOR will distribute to its stockholders in the distribution generally may be sold immediately in the public market. SEACOR stockholders could sell our common stock received in the distribution if we do not fit their investment objectives, such as minimum market capitalization requirements or specific business sector focus requirements, or, in the case of index funds, if we are not part of the index in which they invest. If substantial amounts of our common stock are sold in the public market following consummation of the separation, the market price of our common stock could decrease significantly. The perception in the public market that shares of common stock will be sold in the public market could also depress our market price. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.
For as long as we are an emerging growth company, we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the “JOBS Act”). The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company, which is defined as a company with annual gross revenues of less than $1 billion, that has been a public reporting company for a period of less than five years, and that does not have a public float of $700 million or more in securities held by non-affiliated holders. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, unless we elect not to take advantage of applicable JOBS Act provisions, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), such as requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory and other votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.
As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We do not intend to take advantage of such extended transition period. This election is irrevocable pursuant to Section 107 of the JOBS Act.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not timely complete our analysis of our internal control over financial reporting, or these internal controls may be determined to be ineffective, which could adversely affect investor confidence in our company and, as a result, the value of our common stock.
We have historically operated our business as a segment of a public company. Following consummation of the separation, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our board of directors and committees of the board of directors;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our internal audit function;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.
These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.
Our internal control over financial reporting may not fully meet the standards for an independent public company required by Section 404 of the Sarbanes-Oxley Act (“Section 404”), and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on us.
Our internal controls were developed when we were a subsidiary of SEACOR. As such, they may not fully meet the standards for an independent public company that are required by Section 404. We will have to meet such standards in the course of preparing our 2013 financial statements. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time. Our compliance with Section 404 is expected to be first reported in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2013.
We are currently in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. If we are unable to implement and maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the price of our common stock due to a loss of investor confidence in us and the reliability of our financial statements.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our common stock.
Our amended and restated certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	restrictions related to the ability of non-U.S. citizens owning our common stock;

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our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the absence of cumulative voting in the election of directors which may limit the ability of minority stockholders to elect directors; and

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advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.
We do not expect to pay dividends to holders of our common stock.
We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain or income on an investment in our common stock. In addition, our Revolving Credit Facility contains restrictions on our ability to pay dividends. See “Dividend Policy.”

Risk Factors Relating to the Spin-off
Our historical and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
The historical and pro forma financial information that we have included in this Information Statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical and pro forma financial information include an allocation for certain corporate functions historically provided by SEACOR, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical and pro forma financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including changes in our cash management, employee base, potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and NYSE requirements.
We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical and pro forma consolidated financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical and pro forma consolidated financial data presented in this Information Statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.
In connection with and following consummation of the separation, we will rely on SEACOR’s performance under various agreements and we will continue to be dependent on SEACOR to provide us with support services for our business.
We expect to enter or have entered into various agreements with SEACOR in connection with the separation, including an Amended and Restated Transition Services Agreement, Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement and the Series B Preferred Stock Exchange Agreement. These agreements will govern our relationship with SEACOR subsequent to the separation. It is possible that if SEACOR were to fail to fulfill its obligations under these agreements we could suffer operational difficulties or significant losses.
If we are required to indemnify SEACOR for certain liabilities and related losses arising in connection with any of these agreements, we may be subject to substantial liabilities, which could materially adversely affect our financial position. If SEACOR is required to indemnify us for certain liabilities and related losses arising in connection with any of these agreements, we may be subject to substantial liabilities if SEACOR does not fulfill its obligations, which could materially adversely affect our financial position.
Historically, our business has been conducted as a segment of SEACOR, and support services required for the operation of our business are currently provided by SEACOR and its subsidiaries. Under the terms of the Amended and Restated Transition Services Agreement, SEACOR will continue to provide us on an interim basis with certain support services, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. We expect these services to be provided for varying durations but no greater than two years.
Although SEACOR is contractually obligated to provide us with services during the term of the agreement, we cannot assure you that these services will be performed as efficiently or proficiently after the expiration of the agreement, or that we will be able to replace these services in a timely manner or on comparable terms. They also contain provisions that may be more favorable than terms and provisions we might have obtained in arms-length negotiations with unaffiliated third parties. When SEACOR ceases to provide services pursuant to the agreement, our costs of procuring those services from third parties may increase. In addition, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those under the Amended and Restated Transition Services Agreement. Although we intend to replace some of the services that will be provided by SEACOR under the Amended and Restated Transition Services Agreement, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. To the extent that we may require additional support from SEACOR not addressed in the Amended and Restated Transition Services Agreement, we would need to negotiate the terms of receiving such corporate support in future agreements. See “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation.”
We may have difficulty operating as an independent, publicly traded company.
As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider SEACOR organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

As an independent, publicly traded company, we may not enjoy the same benefits that it did as a segment of SEACOR.
There is a risk that, by separating from SEACOR, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current SEACOR organizational structure. As part of SEACOR, we have been able to enjoy certain benefits from SEACOR’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with SEACOR’s other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.
Our ability to meet our capital needs may be harmed by the loss of financial support from SEACOR.
The loss of financial support from SEACOR could harm our ability to meet our capital needs. Prior to our entry into our Revolving Credit Facility on December 22, 2011, we participated in a cash management program whereby certain of our operating and capital expenditures were funded through advances from SEACOR and certain of our cash collections were forwarded to SEACOR. As a consequence of this arrangement, we had historically maintained minor cash on hand balances. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing (including available borrowings under the Revolving Credit Facility), and not from SEACOR. However, given the smaller relative size of our company as compared to SEACOR after the spin-off, we expect to incur higher debt servicing and other costs than we would have otherwise incurred as a part of SEACOR. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from SEACOR.
If, following the completion of the separation, there is a determination that the separation is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS ruling or tax opinion are incorrect or for any other reason, then SEACOR, its stockholders that are subject to U.S. federal income tax and Era Group could incur significant U.S. federal income tax liabilities.
The distribution is conditioned upon SEACOR’s receipt of either (i) a private letter ruling from the IRS, together with an opinion of Weil, Gotshal & Manges LLP, tax counsel to SEACOR, substantially to the effect that, among other things, the separation qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or (ii) an opinion of Weil, Gotshal & Manges LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355(a) of the Code. The ruling and opinion will rely on certain facts, assumptions, representations and undertakings from SEACOR and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, SEACOR and its stockholders may not be able to rely on the ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinion of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of SEACOR or us after the separation. If the separation is determined to be taxable, SEACOR, its stockholders that are subject to U.S. federal income tax and Era Group could incur significant U.S. federal income tax liabilities
Prior to the separation, we and SEACOR will enter into the Tax Matters Agreement that will govern the parties' respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. Taxes relating to or arising out of the failure of certain of the transactions described in the private letter ruling request and the opinion of tax counsel to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by SEACOR, except, in general, if such failure is attributable to our action or inaction or SEACOR's action or inaction, as the case may be, or any event (or series of events) involving our assets or stock or the assets or stock of SEACOR, as the case may be, in which case the resulting liability will be borne in full by us or SEACOR, respectively.
Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of SEACOR and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if SEACOR were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.
We may not be able to engage in certain corporate transactions for a period of time after the separation.
To preserve the tax-free treatment to SEACOR of the separation, under the Tax Matters Agreement that we will enter into with SEACOR, we may not take any action that would jeopardize the favorable tax treatment of the distribution. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our business for the two-year period following the separation. For more information, see the sections entitled “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation—Tax Matters Agreement” and “The Spin-Off—Material U.S. Federal Income Tax Consequences.”

A number of our directors and executive officers own common stock and other equity instruments of SEACOR, which could cause conflicts of interests.
Our Non-Executive Chairman and a number of our other directors and officers own a substantial amount of SEACOR common stock along with other equity instruments, the value of which is related to the value of common stock of SEACOR. The direct and indirect interests of our Non-Executive Chairman and other directors and officers in common stock of SEACOR and the presence of certain of SEACOR’s principal executives on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and SEACOR that could have different implications for SEACOR than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.
We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning SEACOR common stock or our Non-Executive Chairman and other directors being an executive officer of SEACOR. However, prior to consummation of the distribution, we will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Related Person Transactions Policy.” In addition, prior to consummation of the distribution, we will adopt separate Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics that will provide guidelines to our executive officers and directors in addressing conflicts of interest. See “Management—Code of Business Conduct and Ethics.”
The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.
The distribution is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or SEACOR or any of our respective subsidiaries) may bring an action alleging that the distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against SEACOR, requiring our shareholders to return to SEACOR some or all of the shares of our common stock issued in the distribution, or providing SEACOR with a claim for money damages against us in an amount equal to the difference between the consideration received by SEACOR and the fair market value of our company at the time of the distribution.
The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, SEACOR or any of our respective subsidiaries were solvent at the time of or after giving effect to the distribution.
The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may only pay dividends to its shareholders either (1) out of its surplus (net assets minus capital) or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although SEACOR intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to SEACOR shareholders was unlawful.
Prior to the distribution, as a condition to the distribution, the SEACOR board of directors will have obtained an opinion from a nationally recognized provider of such opinions that SEACOR and Era Group will each be solvent and adequately capitalized immediately after the separation. We cannot assure you, however, that a court would reach the same conclusions set forth in such opinion in determining whether SEACOR or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to SEACOR’s shareholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements appearing in this Information Statement constitute “forward-looking statements.” Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this Information Statement. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. These risks and uncertainties arise from (among other factors) the following:
•    the inability to complete the separation due to the failure to satisfy conditions to completion of such transaction, including required regulatory approvals;
•    the failure of the separation to occur for any other reason;
•    the effect of the separation on our business relationships, operating results and business generally;
•    the less diversified nature of our business and operations after the separation;
•    general competitive, economic, political and market conditions and fluctuations;
•    actions taken or conditions imposed by the U.S. and foreign governments; and
•    adverse outcomes of pending or threatened litigation or government investigations.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Information Statement are made only as of the date of this Information Statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF
General
The board of directors of SEACOR, our parent company, has announced its intention to spin-off Era Group as an independent, publicly traded company, to be accomplished by means of a pro rata dividend of all of our common stock (after giving effect to the Recapitalization, which is described below) to SEACOR's stockholders. Following the spin-off, SEACOR will no longer own any equity interest in us, and we will operate as an independent, publicly traded company. We have received approval to list our common stock on the NYSE under the symbol “ERA.”
We currently have two classes of authorized common stock: Class A and Class B common stock, of which only Class B common stock is outstanding, and two series of authorized convertible preferred stock: Series A and Series B, of which only Series A preferred stock remains outstanding. SEACOR owns all of the outstanding shares of our capital stock, including all of the outstanding shares of our Class B common stock and all of our outstanding Series A preferred stock. Prior to consummation of the Series B Exchange, SEACOR also owned all of the outstanding shares of our Series B preferred stock. On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) received by applying U.S. federal net operating losses generated by us in 2012 against SEACOR group taxable income. We repurchased for cash the remaining 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) outstanding not transferred to us as described in the preceding sentence for $50.0 million. See “Certain Relationships and Related Party Transactions —Agreements between SEACOR and Era Group Relating to the Separation—Series B Preferred Stock Exchange Agreement.” In the Recapitalization, to be effective immediately prior to the spin-off, we will exchange our then outstanding Class B common stock and Series A preferred stock for shares of newly-issued common stock, par value $0.01 per share. Following the Recapitalization, we will have only one class of common stock issued and outstanding, and no preferred stock will be outstanding. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock, will be the stock distributed by SEACOR in the spin-off. We expect approximately 19.9 million shares of our common stock will be distributed in the spin-off based on the number of shares of SEACOR common stock we expect to be outstanding on the record date.
On January 31, 2013, the distribution date, each stockholder holding shares of SEACOR common stock that were outstanding as of January 24, 2013, the record date, will be entitled to receive, in respect of each share of SEACOR common stock, one share of Era Group common stock, as described below. Immediately following the distribution, SEACOR’s stockholders will own 100% of the outstanding common stock of Era Group and SEACOR will not hold any of our outstanding capital stock. You will not be required to make any payment, surrender or exchange your common shares of SEACOR or take any other action to receive your shares of Era Group common stock.
Holders of SEACOR common stock will continue to hold their shares in SEACOR. We do not require and are not seeking a vote of SEACOR’s stockholders in connection with the spin-off, and SEACOR’s shareholders will not have any appraisal rights in connection with the spin-off.
Before the distribution, we will enter into the Distribution Agreement and other agreements with SEACOR to effect the distribution and provide a framework for our relationship with SEACOR after the distribution. These agreements will govern the relationship between us and SEACOR up to and subsequent to the completion of the distribution. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors—Risk Factors Relating to the Spin-Off.”
The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, SEACOR has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of SEACOR or its stockholders, or that it is not advisable for us to separate from SEACOR. For a more detailed description of these conditions, see “—Conditions to the Spin-off.”
Reasons for the Spin-Off
SEACOR regularly reviews and evaluates the various businesses that SEACOR conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that SEACOR's resources are being put to use in a manner that is in the best interests of SEACOR and its stockholders. In August 2011, SEACOR determined to commence an IPO process in respect of our Class A common stock pursuant to which shares of our Class A common stock would have been sold to the public markets. It was anticipated that following the consummation of our IPO, SEACOR would have retained a majority controlling interest in our company. For a number of reasons, including the then existing state of the capital markets, it was determined that we abandon the IPO and pursue the spin-off. This determination was made based on SEACOR's board of directors' belief that the separation of our business from SEACOR's other businesses was the most efficient manner to distribute the business to SEACOR's stockholders and that separating us from SEACOR would provide financial, operational and managerial benefits to both SEACOR and us, including but not limited to the following:

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Ability to Use Equity as Consideration for Acquisitions. The spin-off will provide each of SEACOR and us with enhanced flexibility to use our respective stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our respective industries. We believe that we will be able to more easily facilitate future strategic transactions with businesses in our industry through the use of our stand-alone stock as consideration. Although we have no current plans to engage in a merger or similar transaction with any particular company, we believe that potential targets in our industry are often more interested in receiving stock of a company the value of which is tied directly to the helicopter services business, rather than stock of a more diversified company in which value is tied to a number of other businesses in addition to the helicopter services business. Further, SEACOR believes that potential acquisition targets of some of its other businesses would be more interested in pursuing transactions in which they received stock, the value of which is not tied, in part, to the helicopter services business.

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Improved Management Incentive Tools. We expect to use equity-based incentive awards to compensate current and future employees. SEACOR believes that compensation of our employees in the form of SEACOR equity does not serve the desired purpose of incentivizing our employees to maximize our profits because the relative performance and size of SEACOR’s other businesses have a significant impact on the value of SEACOR equity-based compensation issued to our employees. Following the distribution, appreciation in the value of shares underlying our equity-based awards granted to our employees will no longer be impacted by the performance of SEACOR’s other businesses. Rather, equity-based incentive awards granted to our employees following the distribution will be tied directly to our performance, providing employees with incentives more closely linked to the achievement of our specific performance objectives. This will better align our employee interests with the interests of our stockholders. SEACOR also believes that equity-based compensation arrangements tied more closely to our performance will benefit recruitment efforts. Certain members of our senior management have expressed a strong preference for receiving equity compensation tied solely to our performance. We believe that offering equity compensation tied directly to our performance will assist in attracting and retaining qualified personnel, especially in light of the fact that many of our competitors have the ability to provide employees with equity compensation tied directly to the helicopter services business.

•
Focused Management. The separation will allow management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the respective companies without the need to consider the effect those decisions may have on the other company. SEACOR has a limited pool of capital with which to develop its businesses and pursue new projects. SEACOR’s management spends significant time determining how this capital will be allocated among its businesses. An increasing amount of SEACOR’s capital has been allocated to us, to the detriment of SEACOR’s other businesses, to finance the expansion and modernization of our fleet. This has resulted in significant pressure in the allocation of capital among us and SEACOR’s other businesses. SEACOR’s board of directors believes that the spin-off will allow the management of each of us and SEACOR to focus on our and its respective businesses rather than spend significant time resolving the appropriate allocation of capital.

In addition, the SEACOR board of directors believes that following the spin-off, the aggregate value of our common stock and SEACOR’s common stock should, over time and assuming the same market conditions, exceed the pre-spin-off value of SEACOR’s common stock. SEACOR’s board of directors believes that the public markets and securities analysts have a difficult time evaluating SEACOR because of the combination of our business activities focused on helicopter assets and services and SEACOR’s other businesses primarily focused on marine assets and services. The board of directors believes public market participants may not fully understand each of the business units, and it is more difficult to compare SEACOR to companies that primarily operate in only one of these business lines. As a result, SEACOR’s board of directors believes that the market value of SEACOR’s common stock does not accurately reflect the total value of its individual business units. SEACOR’s board of directors believes that by separating us from SEACOR and creating an independent company focused on helicopter assets and services, while retaining SEACOR’s other businesses that are primarily focused on marine assets and services, it will be easier for investors and analysts to better understand the business strengths and future prospects of each company's respective businesses. SEACOR’s board of directors believes that, over time, this will result in better stock market analysis and a higher aggregate stock price for our and SEACOR’s common stock. The SEACOR board of directors believes that a higher aggregate stock price will help facilitate some of the other business purposes of the spin-off, particularly by limiting the dilutive effect of equity issuances in connection with employee compensation arrangements and business acquisitions. Despite the belief of SEACOR’s board of directors, we cannot assure you that following the spin-off the aggregate value of our common stock and SEACOR’s common stock will ever exceed the pre-spin-off value of SEACOR’s common stock.

SEACOR’s board of directors also considered a number of potentially negative factors in evaluating the separation, including, in the case of both companies, increased costs, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the ongoing costs of our operating as a separate, publicly traded company.
SEACOR’s board of directors considered several factors that might have a negative effect on SEACOR in particular as a result of the separation, including that the separation would eliminate from SEACOR the valuable businesses of Era Group in a transaction that produces no direct economic consideration for SEACOR.
SEACOR’s board of directors also considered certain aspects of the separation that may be adverse to Era Group, including the loss of the ability to obtain capital resources from SEACOR and the limitations placed on Era Group as a result of the Tax Matters Agreement and other agreements it is expected to enter into with SEACOR in connection with the spin-off. In addition, Era Group’s common stock may come under temporary selling pressure in the short-term period following the spin-off as certain SEACOR stockholders may sell their shares in Era Group because Era Group, as a separate business, does not fit their investment priorities, such as minimum market capitalization requirements or specific business sector focus requirements. Moreover, certain other near-term factors such as a lack of historical financial and performance data as an independent company may initially limit investors’ ability to appropriately value Era Group’s common stock. See “Risk Factors—Risks Related to our Common Stock— Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.”
Notwithstanding these potentially negative factors, however, the board of directors of SEACOR determined that the separation was the best alternative to enhance stockholder value taking into account the factors discussed above.
In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, SEACOR’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.
Manner of Effecting the Spin-Off
Pursuant to the Distribution Agreement, the distribution will be effective as of 12:01 a.m. Eastern time, on January 31, 2013, the distribution date. As a result of the spin-off, on the distribution date, each SEACOR stockholder will receive one share of Era Group common stock for every share of SEACOR common stock owned by such holder and outstanding as of the record date. In order to receive shares of our common stock in the spin-off, a SEACOR stockholder must be a stockholder at the close of business of the NYSE on January 24, 2013, the record date. The distribution will be pro rata to stockholders holding shares of SEACOR common stock that are outstanding as of the record date. SEACOR stockholders will not be required to make any payment, send any proxy or surrender or exchange their shares of SEACOR common stock or take any other action to receive their shares of our common stock.
See “—Material U.S. Federal Income Tax Consequences” for an explanation of the tax consequences of the separation.
If you own shares of SEACOR common stock as of the close of business on the record date, the shares of Era Group common stock that you are entitled to receive will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of SEACOR common stock in the market up to and including the distribution date, however, you may be selling your right to receive shares of Era Group common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of SEACOR common stock and you are the registered holder of the SEACOR shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Era Group common stock that have been registered in book-entry form in your name. See “—Results of Separation; Listing of Era Group Common Stock and Trading of SEACOR Common Stock.”
Most SEACOR stockholders hold their shares of SEACOR common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of SEACOR common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Era Group common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time following the approval of the separation.
SEACOR is expected to establish a “blackout period” beginning as early as January 22, 2013 and continuing through February 5, 2013, during which time no SEACOR employee stock options may vest or be exercised and no SEACOR shares will be repurchased by SEACOR. Assuming approximately 19.9 million shares of SEACOR common stock are outstanding as of the record date (which was the actual number of shares outstanding as of January 8, 2013), the number of shares of Era Group common stock to be distributed, and the number of shares of Era Group which will be outstanding immediately following the separation, will be approximately 19.9 million. The separation will not affect the number of outstanding shares of SEACOR common stock or any rights of SEACOR’s stockholders.
Conditions to the Spin-Off
The distribution is subject to a number of conditions, including the following:

•
the board of directors of SEACOR, in its sole and absolute discretion, will have authorized and approved the spin-off and not withdrawn such authorization and approval, and will have declared the dividend of our common stock to SEACOR stockholders;

•	the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, and no stop order relating to the registration statement shall be in effect;

•
SEACOR’s board of directors will have received an opinion from a nationally recognized provider of such opinions to the effect that SEACOR and Era Group will each be solvent and adequately capitalized immediately after the separation;

•	the Distribution Agreement and each other agreement to be executed in connection with the spin-off will have been executed by each party thereto;

•	our common stock will have been accepted for listing on a national securities exchange approved by SEACOR, subject to official notice of issuance;

•
SEACOR’s receipt of either (i) a private letter ruling from the IRS together with an opinion of Weil, Gotshal & Manges LLP, tax counsel to SEACOR, substantially to the effect that, among other things, the separation qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or (ii) SEACOR’s receipt of an opinion from Weil, Gotshal & Manges LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355(a) of the Code;

•
Era Group’s amended and restated certificate of incorporation and amended and restated bylaws, each in substantially the form filed as exhibits to the Form 10 of which this Information Statement is a part, are in effect;

•
no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained.
The fulfillment of the foregoing conditions will not create any obligation on SEACOR’s part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. SEACOR has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of SEACOR determines, in its sole discretion, that the spin-off is not in the best interests of SEACOR or its stockholders, or that it is not advisable for us to separate from SEACOR.
Results of the Separation; Listing of Era Group Common Stock and Trading of SEACOR Common Stock
We have applied to list Era Group’s common stock on the NYSE under the symbol “ERA.” We expect that a “when-issued” market in Era Group common stock may develop shortly prior to the record date, and we will announce the when-issued trading symbol of Era Group when and if it becomes available. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the Era Group common stock that will be distributed to SEACOR stockholders on the distribution date. If you own shares of SEACOR common stock at the close of business on the record date, you will be entitled to shares of Era Group common stock distributed pursuant to the separation. You may trade this entitlement to shares of Era Group common stock, without the shares of SEACOR common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading with respect to Era Group common stock will end and regular-way trading will begin.
It is also anticipated that, shortly prior to the record date and continuing up to and including the distribution date, there will be two markets for SEACOR common stock: a “regular-way” market and an “ex-distribution” market. Shares of SEACOR common stock that trade on the regular-way market will trade with an entitlement to shares of Era Group common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Era Group common stock distributed pursuant to the distribution. Therefore, if you sell shares of SEACOR common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of Era Group common stock in the distribution. However, if you own SEACOR common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of Era Group common stock that you would otherwise be entitled to receive pursuant to the distribution.
Material U.S. Federal Income Tax Consequences
The following is a summary of material U.S. federal income tax consequences of the distribution by SEACOR of all of our outstanding common stock to its shareholders. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this Information Statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the separation will be consummated in accordance with the Distribution Agreement and as described in this Information Statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the separation. The tax treatment of a SEACOR shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, retirement plans, tax-deferred or other retirement accounts, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, partners in partnerships that hold common shares in SEACOR, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their SEACOR common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” shareholders whose functional currency is not the U.S. dollar, individuals who received SEACOR common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. This summary does not address U.S. federal income tax consequences to a SEACOR shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. In addition, this summary does not address the U.S. federal income tax consequences to those SEACOR shareholders who do not hold their SEACOR common shares as capital assets within the meaning of Section 1221 of the Code.
Each shareholder is urged to consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.
The distribution is conditioned upon SEACOR’s receipt of either (i) a private letter ruling from the IRS together with an opinion of Weil, Gotshal & Manges LLP, tax counsel to SEACOR, substantially to the effect that, among other things, the separation qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or (ii) an opinion of Weil, Gotshal & Manges LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355(a) of the Code. SEACOR has submitted a request for a private letter ruling from the IRS that the separation will so qualify. Such ruling and opinion will be based on, among other things, certain assumptions as well as on the accuracy and completeness of certain representations and statements that SEACOR and we make to the IRS and tax counsel. In rendering the ruling and opinion, the IRS and tax counsel also will rely on certain covenants that SEACOR and we enter into, including the adherence by SEACOR and us to certain restrictions on future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that SEACOR and we make are, or become, inaccurate or incomplete, or if SEACOR or we breach any of our covenants, the separation might not qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 of the Code. In addition, if any of the assumptions, representations or statements that SEACOR and we make are, or become, inaccurate or incomplete, or if SEACOR or we breach any of our covenants, the conclusions reached by tax counsel in its opinion might no longer be valid. The opinion will not be binding on the IRS or the courts.
Assuming that the separation qualifies as a reorganization for U.S. federal income tax purposes under Section 355 of the Code, the following describes the material U.S. federal income tax consequences to SEACOR, us and SEACOR shareholders of the separation:

•
subject to the discussion below regarding Section 355(e) of the Code, neither we nor SEACOR will recognize any gain or loss upon the distribution of our common stock and no amount will be included in the income of SEACOR or us as a result of the distribution other than taxable income or gain with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a SEACOR shareholder will not recognize any gain or loss and no amount will be included in income as a result of the receipt of our common stock pursuant to the distribution;

•
a SEACOR shareholder’s aggregate tax basis in such shareholder’s SEACOR common shares held as of the record date and in our common stock received in the distribution will equal such shareholder’s tax basis in its SEACOR common shares immediately before the distribution, allocated between the SEACOR common shares and our common stock in proportion to their relative fair market values on the distribution date; and

•	a SEACOR shareholder’s holding period for our common stock received in the distribution will include the holding period for that shareholder’s SEACOR common shares;
U.S. Treasury regulations provide that if a SEACOR shareholder holds different blocks of SEACOR common shares (generally common shares of SEACOR purchased or acquired on different dates or at different prices), the aggregate basis for each block of SEACOR common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the distribution in respect of such block of SEACOR common shares and such block of SEACOR common shares, in proportion to their respective fair market values. The holding period of the shares of our common stock received in the distribution in respect of such block of SEACOR common shares will include the holding period of such block of SEACOR common shares. If a SEACOR shareholder is not able to identify which particular shares of our common stock are received in the distribution with respect to a particular block of SEACOR common shares, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the distribution in respect of a particular block of SEACOR common shares, provided that such designation is consistent with the terms of the distribution. SEACOR shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.
     U.S. Treasury regulations also require each SEACOR shareholder who receives our common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution. Within a reasonable period of time after the distribution, SEACOR expects to make available to its shareholders information pertaining to compliance with this requirement.
For the reasons discussed above, notwithstanding receipt by SEACOR of the private letter ruling and/or opinion of tax counsel, the IRS could assert successfully that the distribution was taxable. In that event the above consequences would not apply and both SEACOR and holders of SEACOR common shares who received shares of our common stock in the distribution could be subject to significant U.S. federal income tax liability. In general, if the distribution were to fail to qualify under Section 355 of the Code, then:

•
SEACOR would recognize gain in an amount equal to the excess of the fair market value of our common stock on the distribution date to SEACOR shareholders over SEACOR’s adjusted tax basis in our common stock;

•
a SEACOR shareholder who received our common stock in the distribution would be treated as having received a taxable distribution in an amount equal to the fair market value of such stock on the distribution date. That distribution would be taxable to the shareholder as a dividend to the extent of SEACOR’s current and accumulated earnings and profits. Any amount that exceeded SEACOR’s earnings and profits would be treated first as a non-taxable return of capital to the extent of the SEACOR shareholder’s tax basis in its SEACOR common shares (which amounts would reduce such shareholder’s tax basis in its SEACOR common shares), with any remaining amounts being taxed as capital gain;

•	certain shareholders would be subject to additional special rules governing taxable distributions, such as those that relate to the dividends-received deduction and extraordinary dividends; and

•
a SEACOR shareholder’s aggregate tax basis in our common stock received in the distribution generally would equal the fair market value of the common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the shareholder’s SEACOR common shares would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to SEACOR (but not SEACOR’s shareholders) under Section 355(e) of the Code if the distribution were later determined to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in SEACOR or us. For this purpose, any acquisitions of SEACOR common shares or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although SEACOR or we may be able to rebut that presumption.
In connection with the distribution, we and SEACOR will enter into a Tax Matters Agreement pursuant to which we will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the Tax Matters Agreement, see “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation—Tax Matters Agreement.”
The foregoing is a summary of material U.S. federal income tax consequences of the separation under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each SEACOR shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.
Regulatory Matters Related to the Separation
Era Group is required to file with the SEC a Registration Statement on Form 10 together with certain exhibits thereto, including the final version of this Information Statement to be delivered to SEACOR stockholders holding shares of SEACOR common stock on the record date, in order to register Era Group’s common stock under the Exchange Act.
In addition to the foregoing federal securities law requirements, Era Group may be required to undertake certain registrations required under U.S. state securities or blue sky laws in connection with the separation.
Apart from the matters described above, SEACOR is not aware of any other material state or federal regulatory requirements or approvals that must be complied with or obtained in connection with the separation.
Treatment of SEACOR Stock Awards
Treatment of SEACOR Restricted Stock Awards
In connection with the spin-off, except with respect to SEACOR restricted stock awards granted to our CEO, Mr. Gustafson, and our CFO, Mr. Bradshaw, in December 2012, outstanding restricted stock awards of SEACOR common stock held by our employees and employees of SEACOR that were granted under SEACOR’s equity incentive plans will generally be treated the same as other shares of SEACOR’s common stock in the spin-off. Holders of these SEACOR restricted stock awards will be entitled to receive one fully vested share of our common stock for each SEACOR restricted stock award held by such employee. All other terms of these SEACOR restricted stock awards will remain the same, including continued vesting pursuant to the terms of the current awards. In connection with the spin-off, due to the size of the grants and the proximity of the grants to the anticipated distribution date, SEACOR restricted stock awards granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into restricted stock awards for our common stock. All other terms of these awards, including vesting schedule, will remain the same.
Treatment of SEACOR Stock Options
In connection with the spin-off, outstanding stock options to purchase shares of SEACOR common stock granted to employees and directors of SEACOR under SEACOR’s equity incentive plans will be adjusted to reflect the change in value in SEACOR’s common stock following the spin-off and to preserve the aggregate intrinsic value of the stock options, by changing the exercise price and number of shares of SEACOR common stock subject to the stock options.
At the time of the spin-off, the number of shares of SEACOR common stock subject to each such stock option granted to employees and directors of SEACOR will be equal to the number of shares of SEACOR common stock subject to such option immediately prior to the spin-off, multiplied by the “Adjustment Ratio,” rounded down to the nearest whole share. The numerator of the Adjustment Ratio is equal to the published closing “regular way” trading price of a share of SEACOR common stock on the NYSE on the distribution date, and the denominator of the Adjustment Ratio is equal to the published closing “ex-distribution” trading price of a share of SEACOR common stock on the NYSE on the distribution date. The exercise price of each stock option will also be adjusted to reflect the change in value as a result of the spin-off. All other terms of the options will remain the same including continued vesting pursuant to the current vesting schedule of the awards
Era Group employees and directors of SEACOR that will join our board and resign from SEACOR’s board after the spin-off will have their outstanding stock options to purchase shares of SEACOR common stock converted into stock options to purchase shares of our common stock. The aggregate intrinsic value of stock options to purchase our common stock issued to each of our employees in connection with the distribution will be equal to the aggregate intrinsic value of the stock options to purchase SEACOR common stock held by such employee immediately prior to the distribution. For purposes of this adjustment, the value of our common stock will be deemed equal to the difference between the “regular way” and “ex-distribution” trading prices of the SEACOR common stock immediately prior to the distribution. All other terms of the options will remain the same, including continued vesting based on the schedule applicable to the related SEACOR option.
Solvency Opinion
SEACOR’s board of directors has engaged Duff & Phelps, LLC, a nationally recognized, independent financial advisory firm, to deliver an opinion to SEACOR and its board of directors that SEACOR and Era Group will each be solvent and adequately capitalized immediately after the separation. SEACOR expects that the opinion will be provided shortly prior to the declaration of the spin-off dividend.

Reason for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to SEACOR stockholders who will receive shares of Era Group common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of SEACOR, nor is it to be construed as a solicitation of proxies in respect of the proposed distribution or any other matter. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor SEACOR undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY
We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business. Our Revolving Credit Facility limits our ability to pay dividends. Future agreements we may enter into, including with respect to any future debt we may incur, may also further limit or restrict our ability to pay dividends. For a discussion of the limitations in our Revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Revolving Credit Facility.”
Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our Revolving Credit Facility and other debt instruments of ours outstanding at that time;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements and the capital requirements of our subsidiaries;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on an actual basis; and

•
on a pro forma basis to give effect to the separation and related transactions, including the Series B Exchange and issuance of the Senior Notes, prepared based on the assumptions and adjustments set forth in the “Unaudited Pro Forma Financial Data.”

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma
	(in thousands, except share data)
Cash and Cash Equivalents	$9,232	$10,854
Debt:
Revolving Credit Facility(1) (2)	$190,000	$50,000
Promissory Notes	33,795	33,795
Senior Notes(3)	—	196,622
Total debt	223,795	280,417
Preferred Stock, $0.01 par value, 10,000,000 shares authorized on an actual basis:
Series A preferred stock, at redemption value; 1,400,000 shares issued and outstanding on an actual basis; 0 shares issued and outstanding on a pro forma basis	142,097	—
Series B preferred stock, at redemption value; 1,000,000 shares issued and outstanding on an actual basis; 0 shares issued and outstanding on a pro forma basis(2)	100,000	—
Total preferred stock	242,097	—
Stockholder Equity:
Class A common stock, $0.01 par value, 60,000,000 shares authorized on an actual basis; 0 shares issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma basis	—	—
Class B common stock, $0.01 par value, 60,000,000 shares authorized on an actual basis; 24,500,000 shares issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma basis	245	—
Common stock, $0.01 par value, 0 shares authorized, issued and outstanding on an actual basis; 60,000,000 shares authorized and 20,853,716 shares issued and outstanding on a pro forma basis	—	209
Additional paid-in capital	280,973	423,106
Accumulated deficit	(7,596)	(7,596)
Accumulated other comprehensive loss	(74)	(74)
Stockholder equity attributable to Era Group Inc. stockholders	273,548	415,645
Total capitalization	$739,440	$696,062
_______________________

(1)
On a pro forma basis, we have the ability to borrow up to $52.2 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview.”

(2)
On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) expects to receive by applying U.S. federal net operating tax losses generated by us in 2012 against SEACOR group taxable income, currently estimated at approximately $50.0 million. We repurchased for $50.0 million the remainder of the outstanding Series B preferred stock. Any adjustments will generally be cash-settled pursuant to the Tax Matters Agreement upon the completion of SEACOR’s 2012 financial statements, and again to the extent necessary upon the filing of SEACOR’s 2012 federal consolidated income tax return. See “Unaudited Pro Forma Financial Information” and “Certain Relationships and Related Party Transactions-Agreements between SEACOR and Era Group Relating to the Separation -Series B Preferred Stock Exchange Agreement.”

(3)	The Senior Notes have a face amount of $200.0 million, but were offered at a price of 98.311% of their face amount, resulting in a discount of $3,378,000.00.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth the selected historical consolidated financial data as of and for the periods indicated. We derived the selected historical consolidated financial data presented below as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 from our audited consolidated financial statements included elsewhere in this Information Statement. We derived the selected historical consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 from our audited consolidated financial statements not included in this Information Statement. We derived the selected historical consolidated financial data presented below as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 from our interim unaudited consolidated financial statements included elsewhere in this Information Statement. Results of operations for the interim periods presented are not necessarily indicative of operating results for the full year or any future periods.
Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this Information Statement.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except share data)
Statement of Operations Data:
Operating Revenues	$202,026	$196,452	$258,148	$235,366	$235,667	$248,627	$215,039
Costs and Expenses:
Operating	124,913	121,623	162,707	147,233	147,955	181,490	157,241
Administrative and general	27,210	20,090	31,893	25,798	21,396	20,130	18,865
Depreciation	31,031	33,402	42,612	43,351	37,358	36,411	27,527
	183,154	175,115	237,212	216,382	206,709	238,031	203,633
Gains on Asset Dispositions and Impairments, Net	3,455	13,260	15,172	764	316	4,883	8,063
Operating Income	22,327	34,597	36,108	19,748	29,274	15,479	19,469
Other Income (Expense):
Interest income	765	376	738	109	52	217	626
Interest expense	(6,891)	(847)	(1,376)	(94)	(13)	(5)	(1)
Interest expense on advances from SEACOR	—	(18,924)	(23,410)	(21,437)	(20,328)	(12,963)	(14,438)
SEACOR management fees	(1,500)	(7,476)	(8,799)	(4,550)	(5,481)	(5,681)	(4,008)
Derivative gains (losses), net	(492)	(1,308)	(1,326)	(118)	266	274	(2,695)
Foreign currency gains (losses), net	633	596	516	(1,511)	1,439	271	44
Other, net	30	—	9	50	—	38	613
	(7,455)	(27,583)	(33,648)	(27,551)	(24,065)	(17,849)	(19,859)
Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	14,872	7,014	2,460	(7,803)	5,209	(2,370)	(390)
Income Tax Expense (Benefit)	5,212	2,666	434	(4,301)	2,883	(344)	(33)
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	9,660	4,348	2,026	(3,502)	2,326	(2,026)	(357)
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	(5,444)	1,061	82	(137)	(487)	(461)	(8)
Net Income (Loss)	4,216	5,409	2,108	(3,639)	1,839	(2,487)	(365)
Accretion of redemption value on Series A Preferred Stock	6,334	—	210	—	—	—	—
Net Income (Loss) attributable to Common Shares	$(2,118)	$5,409	$1,898	$(3,639)	$1,839	$(2,487)	$(365)
Earnings (Loss) Per Common Share:
Basic and Diluted Earnings (Loss) Per Common Share	$(0.09)	$0.99	$0.18	$(3,639.00)	$1,839.00	$(2,487.00)	$(365.00)
Weighted Average Common Shares Outstanding	24,500,000	5,475,136	10,270,444	1,000	1,000	1,000	1,000
Other Financial Data:
EBITDA(1)	$46,585	$60,872	$69,202	$56,833	$62,369	$46,331	$40,942
Adjusted EBITDAR(1)	$60,608	$71,797	$86,507	$66,021	$73,000	$57,417	$51,343

	As of September 30, 2012	As of December 31,
		2011	2010	2009	2008	2007
	(in thousands)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	$9,232	$79,122	$3,698	$7,309	$6,201	$1,530
Receivables	62,244	50,084	41,157	40,211	40,894	41,258
Inventories	26,590	24,504	23,153	19,355	18,943	18,722
Prepaid expenses	1,443	1,776	2,077	1,944	2,039	1,513
Deferred income taxes	51,979	2,293	1,672	221	408	784
Total current assets	151,488	157,779	71,757	69,040	68,485	63,807
Property and Equipment, Net	777,706	709,451	612,078	523,195	495,410	332,710
Escrow Deposits on Like-kind Exchanges	—	—	—	—	—	10,105
Investments, at Equity, and Advances to 50% or Less Owned Companies	35,755	50,263	27,912	26,712	27,415	6,015
Goodwill	352	352	352	352	352	352
Other Assets	15,480	15,379	6,925	7,857	1,234	4,805
	$980,781	$933,224	$719,024	$627,156	$592,896	$417,794

Current Liabilities	$37,587	$78,252	$29,172	$20,408	$30,215	$39,957
Long-Term Debt	221,008	285,098	35,885	—	—	—
Advances from SEACOR	—	—	355,952	347,564	338,178	170,949
Deferred Income Taxes	198,068	146,177	127,799	84,397	51,788	36,512
Deferred Gains and Other Liabilities	8,226	8,340	6,623	7,291	7,446	2,097
Series A Preferred Stock	142,097	140,210	—	—	—	—
Series B Preferred Stock	100,000	—	—	—	—	—
Stockholder Equity attributable to Era Group Inc. Stockholders	273,548	275,147	163,593	167,496	165,269	168,279
Non-controlling Interest	247	—	—	—	—	—
	$980,781	$933,224	$719,024	$627,156	$592,896	$417,794
____________________

(1)
Our management uses EBITDA and Adjusted EBITDAR to assess the performance and operating results of our business. EBITDA is defined as Earnings before Interest (includes interest income, interest expense and interest expense on advances from SEACOR), Taxes, Depreciation and Amortization. Adjusted EBITDAR is defined as EBITDA further adjusted for Lease Expense (included as components of operating expense and general and administrative), SEACOR Management Fees and certain other items that occur during the reported period. We include EBITDA and Adjusted EBITDAR in this Information Statement to provide investors with a supplemental measure of our operating performance. Neither EBITDA nor Adjusted EBITDAR is a recognized term under generally accepted accounting principles in the U.S. (“GAAP”). Accordingly, neither should be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA and Adjusted EBITDAR are not intended to be measures of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements, such as debt service requirements. Because the definitions of EBITDA and Adjusted EBITDAR (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures used by other companies.

Management uses EBITDA and Adjusted EBITDAR as performance metrics for internal monitoring and planning purposes, including the presentation of our annual operating budget and quarterly operating reviews, and to facilitate analysis of investment decisions. In addition, the Adjusted EBITDAR performance metric allows us to evaluate profitability and make performance trend comparisons between us and our competitors. Further, we believe EBITDA and Adjusted EBITDAR are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.
EBITDA and Adjusted EBITDAR have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, these measures:
•do not reflect our historical cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•do not reflect changes in, or cash requirements for, our working capital needs;
•do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•do not reflect our income tax expenses or the cash requirements to pay our taxes; and

•
although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and the foregoing metrics do not reflect any cash requirements for such replacements.

The following table provides a reconciliation of Net Income (Loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDAR for the historical periods presented:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands)
Net Income (Loss)	$4,216	$5,409	$2,108	$(3,639)	$1,839	$(2,487)	$(365)
Depreciation	31,031	33,402	42,612	43,351	37,358	36,411	27,527
Interest Income	(765)	(376)	(738)	(109)	(52)	(217)	(626)
Interest Expense	6,891	847	1,376	94	13	5	1
Interest Expense on Advances from SEACOR	—	18,924	23,410	21,437	20,328	12,963	14,438
Income Tax Expense (Benefit)	5,212	2,666	434	(4,301)	2,883	(344)	(33)
EBITDA	46,585	60,872	69,202	56,833	62,369	46,331	40,942
Rent Expense	2,927	3,181	4,335	4,259	5,150	5,405	6,393
SEACOR Management Fees	1,500	7,476	8,799	4,550	5,481	5,681	4,008
Special Items(a)	9,596	268	4,171	379	—	—	—
Adjusted EBITDAR	$60,608	$71,797	$86,507	$66,021	$73,000	$57,417	$51,343
_______________________
(a)Special items include the following:

•
Severance expense of $4.2 million and $0.4 million for the years ended December 31, 2011 and 2010, respectively, and $0.7 million and $0.3 million for the nine months ended September 30, 2012 and 2011, respectively, due to prior changes in executive management;

•	Expenses incurred in connection with our abandoned initial public offering of $3.0 million for the nine months ended September 30, 2012; and

•	An impairment charge of $5.9 million, net of tax, for the nine months ended September 30, 2012, on our investment in Aeróleo that was recorded in March 2012.

UNAUDITED PRO FORMA FINANCIAL DATA
The following unaudited pro forma financial statements are derived from our historical financial statements, which are included elsewhere in this Information Statement. The pro forma adjustments give effect to the spin-off and other related transactions, as described below and in the notes to the unaudited pro forma financial statements. The unaudited pro forma statements of operations for the fiscal year ended December 31, 2011 and for the nine months ended September 30, 2012 give effect to the spin-off and other related transactions as if they had occurred on January 1, 2011. The unaudited pro forma balance sheet as of September 30, 2012 gives effect to the spin-off and other related transactions as if they had occurred on September 30, 2012. These unaudited pro forma financial statements include adjustments to reflect our current expectations of the transactions that will be undertaken and the agreements we will or have entered into in connection with the spin-off, including the following:

•	the replacement of our historical funding arrangement with SEACOR with the issuance of our Senior Notes;

•
our December 2011 recapitalization, in which $140.0 million in advances made by SEACOR to us were exchanged for 1,400,000 shares of Series A preferred stock and SEACOR contributed $180.0 million in additional advances to us;

•
the issuance of 300,000 and 700,000 shares of our Series B preferred stock to SEACOR on June 8, 2012 and September 25, 2012, respectively, for aggregate cash proceeds of $100.0 million, which were used to reduce outstanding borrowings under our Revolving Credit Facility at such times;

•
the December 20, 2012 transfer to us by SEACOR of $50.0 million of redemption value of our Series B preferred stock, in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) expects to receive by applying U.S. federal net operating losses generated by us in 2012 against SEACOR group taxable income and the purchase by us for cash of the remainder of our outstanding Series B preferred stock from SEACOR funded with borrowings of $50.0 million under our Revolving Credit Facility;

•	the exchange by SEACOR of all of our outstanding Class B common stock and all of our outstanding Series A preferred stock for 19.9 million shares of our newly-issued common stock; and

•	the fees payable under the Amended and Restated Transition Services Agreement that we will enter into with SEACOR prior to completion of the spin-off.
As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the additional recurring costs expected to be incurred annually are approximately $3.0 million to $5.0 million higher than the expenses historically allocated to us by SEACOR. No pro forma adjustments have been made to our pro forma financial statements to reflect the additional costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable.
The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma financial information. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and expectations, and we believe such assumptions are reasonable under the circumstances.
The following unaudited pro forma financial statements should be read in conjunction with the historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The unaudited pro forma financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the spin-off and the related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

Unaudited Pro Forma Statement of Operations for the Nine Months Ended September 30, 2012

	As Reported	Notes Offering(1)	Management Fees(2)	Preferred Dividends(3)	Revolver Interest(4)	Pro Forma
	(in thousands, except share data)
Statement of Operations Data:
Operating Revenues	$202,026	$—	$—	$—	$—	$202,026
Costs and Expenses:
Operating	124,913	—	—	—	—	124,913
Administrative and general	27,210	—	429	—	—	27,639
Depreciation	31,031	—	—	—	—	31,031
	183,154	—	429	—	—	183,583
Gains on Asset Dispositions and Impairments, Net	3,455	—	—	—	—	3,455
Operating Income	22,327	—	(429)	—	—	21,898
Other Income (Expense):
Interest income	765	—	—	—	—	765
Interest expense	(6,891)	(7,472)	—	—	888	(13,475)
SEACOR management fees	(1,500)	—	1,500	—	—	—
Derivative losses, net	(492)	—	—	—	—	(492)
Foreign currency gains, net	633	—	—	—	—	633
Other, net	30	—	—	—	—	30
	(7,455)	(7,472)	1,500	—	888	(12,539)
Income Before Income Tax Expense and Equity in Losses of 50% or Less Owned Companies	14,872	(7,472)	1,071	—	888	9,359
Income Tax Expense	5,212	(2,689)	386	—	320	3,229
Income Before Equity in Losses of 50% or Less Owned Companies	9,660	(4,783)	685	—	568	6,130
Equity in Losses of 50% or Less Owned Companies, Net of Tax	(5,444)	—	—	—	—	(5,444)
Net Income	4,216	(4,783)	685	—	568	686
Accretion of redemption value on Series A Preferred Stock	6,334	—	—	(6,334)	—	—
Net Income (Loss) attributable to Common Shares	$(2,118)	$(4,783)	$685	$6,334	$568	$686

Earnings (Loss) Per Common Share:
Basic and Diluted Earnings (Loss) Per Common Share	$(0.09)					$0.03
Weighted Average Common Shares Outstanding(5)	24,500,000					19,887,933

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2011

	As Reported	Notes Offering(6)	SEACOR Interest(7)	Management Fees(8)	Preferred Dividends(9)	Revolver Interest(10)	Pro Forma
	(in thousands, except share data)
Statement of Operations Data:
Operating Revenues	$258,148	$—	$—	$—	$—	$—	$258,148
Costs and Expenses:
Operating	162,707	—	—	—	—	—	162,707
Administrative and general	31,893	—	—	500	—	—	32,393
Depreciation	42,612	—	—	—	—	—	42,612
	237,212	—	—	500	—	—	237,712
Gains on Asset Dispositions and Impairments, Net	15,172	—	—	—	—	—	15,172
Operating Income	36,108	—	—	(500)	—	—	35,608
Other Income (Expense):
Interest income	738	—	—	—	—	—	738
Interest expense	(1,376)	(15,915)	—	—	—	40	(17,251)
Interest expense on advances from SEACOR	(23,410)	—	23,410	—	—	—	—
SEACOR management fees	(8,799)	—	—	8,799	—	—	—
Derivative losses, net	(1,326)	—	—	—	—	—	(1,326)
Foreign currency gains, net	516	—	—	—	—	—	516
Other, net	9	—	—	—	—	—	9
	(33,648)	(15,915)	23,410	8,799	—	40	(17,314)
Income Before Income Tax Expense and Equity in Earnings of 50% or Less Owned Companies	2,460	(15,915)	23,410	8,299	—	40	18,294
Income Tax Expense	434	(5,729)	8,287	2,584	—	14	5,590
Income Before Equity in Earnings of 50% or Less Owned Companies	2,026	(10,186)	15,123	5,715	—	26	12,704
Equity in Earnings of 50% or Less Owned Companies, Net of Tax	82	—	—	—	—	—	82
Net Income	2,108	(10,186)	15,123	5,715	—	26	12,786
Accretion of redemption value on Series A Preferred Stock	210	—	—	—	(210)	—	—
Net Income attributable to Common Shares	$1,898	$(10,186)	$15,123	$5,715	$210	$26	$12,786

Earnings Per Common Share:
Basic and Diluted Earnings Per Common Share	$0.18						$0.64
Weighted Average Common Shares Outstanding(11)	10,270,444						19,887,933

Unaudited Pro Forma Balance Sheet as of September 30, 2012

	As Reported	Notes Offering(12)	Purchase Tax NOLs(13)	Series B Preferred Stock(13)	Recapitalization(14)	Pro Forma
	(in thousands)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	$9,232	$1,622	$—	$—	$—	$10,854
Trade receivables	55,753	—	—	—	—	55,753
Other receivables	6,491	—	—	—	—	6,491
Inventories	26,590	—	—	—	—	26,590
Prepaid expenses	1,443	—	—	—	—	1,443
Deferred income taxes	51,979	—	(50,000)	—	—	1,979
Total current assets	151,488	1,622	(50,000)	—	—	103,110
Property and Equipment, Net	777,706	—	—	—	—	777,706
Investments, at Equity, and Advances to 50% or Less Owned Companies	35,755	—	—	—	—	35,755
Goodwill	352	—	—	—	—	352
Other Assets	15,480	5,000	—	—	—	20,480
	$980,781	$6,622	$(50,000)	$—	$—	$937,403

Current Liabilities:
Accounts payable and accrued expenses	$20,084	$—	$—	$—	$—	$20,084
Accrued wages and benefits	6,810	—	—	—	—	6,810
Due to SEACOR	3,275	—	—	—	—	3,275
Current portion of long-term debt	2,787	—	—	—	—	2,787
Other current liabilities	4,631	—	—	—	—	4,631
Total current liabilities	37,587	—	—	—	—	37,587
Long-Term Debt	221,008	(190,000)	—	50,000	—	81,008
Senior Notes	—	196,622	—	—	—	196,622
Deferred Income Taxes	198,068	—	—	—	—	198,068
Other Liabilities	8,226	—	—	—	—	8,226
Total Liabilities	464,889	6,622	—	50,000	—	521,511

Series A Preferred Stock	142,097	—	—	—	(142,097)	—
Series B Preferred Stock	100,000	—	(50,000)	(50,000)	—	—
Equity:
Stockholder equity attributable to Era Group Inc. stockholders	273,548	—	—	—	142,097	415,645
Non-controlling interest	247	—	—	—	—	247
Total equity	273,795	—	—	—	142,097	415,892
	$980,781	$6,622	$(50,000)	$—	$—	$937,403

Notes to Unaudited Pro Forma Financial Data
The pro forma statement of operations for the nine months ended September 30, 2012 gives effect to the following:

(1)
Represents adjustments to interest expense as a result of the issuance of the Senior Notes and the use of proceeds therefrom, including the repayment of $190.0 million of borrowings outstanding under our Revolving Credit Facility.

(2)
Reflects a reduction in SEACOR management fees by $0.7 million, net of tax, to align costs with the fees to be billed in accordance with the Amended and Restated Transition Services Agreement to be entered into by us and SEACOR prior to the consummation of the spin-off.

(3)
Reflects a reduction in accretion of redemption value on shares of our Series A preferred stock by $6.3 million to reflect the expected recapitalization of 1,400,000 shares of our Series A preferred stock into common stock.

(4)
Reflects a reduction in interest expense on borrowings outstanding under our Revolving Credit Facility by $0.6 million, net of tax, to reflect our repayment of $100.0 million of borrowings under the facility with the proceeds received from the issuance of 1,000,000 shares of Series B preferred stock to SEACOR, partially offset by borrowings of $50.0 million used to purchase Series B preferred stock in the Series B Exchange.

(5)
The number of shares used to compute pro forma basic and diluted earnings per share is based on the number of shares of our common stock that we estimate will be outstanding on the distribution date. Our estimate is based on the number of SEACOR shares outstanding and shares held in trust under SEACOR’s deferred compensation plan on December 31, 2012, and a distribution ratio of one share of our common stock for every SEACOR share outstanding. As of the distribution date, SEACOR options held by our officers and employees and SEACOR directors that will join our board and will resign from SEACOR’s board will be converted into options for less than 50,000 shares of our common stock and are not expected to materially impact computed pro forma diluted earnings per share.

The pro forma statement of operations for the year ended December 31, 2011 gives effect to the following:

(6)
Represents adjustments to interest expense as a result of the issuance of the Senior Notes and the use of proceeds therefrom, including the repayment of $190.0 million of borrowings outstanding under our Revolving Credit Facility.

(7)	Reflects a reduction in interest expense on advances from SEACOR by $15.1 million, net of tax, to reflect the December 2011 termination of our historical funding arrangement with SEACOR.

(8)
Reflects a reduction in SEACOR management fees of $5.7 million, net of tax, to align costs with the fees to be billed in accordance with the Amended and Restated Transition Services Agreement to be entered into by us and SEACOR prior to the consummation of the spin-off.

(9)
Reflects a reduction in accretion of redemption value on shares of our Series A preferred stock of $0.2 million to reflect the recapitalization of 1,400,000 shares of our Series A preferred stock into common stock.

(10)
Reflects a reduction in interest expense on borrowings outstanding under our Revolving Credit Facility by less than $0.1 million, net of tax, to reflect our repayment of $100.0 million of borrowings under the facility with the proceeds received from the issuance of 1,000,000 shares of Series B preferred stock to SEACOR, partially offset by borrowings of $50.0 million used to purchase Series B preferred stock in the Series B Exchange.

(11)
The number of shares used to compute pro forma basic and diluted earnings per share is based on the number of shares of our common stock estimated to be outstanding and shares held in trust under SEACOR’s deferred compensation plan on the distribution date. Our estimate is based on the number of SEACOR shares outstanding on December 31, 2012 and a distribution ratio of one share of our common stock for every SEACOR share outstanding. As of the distribution date, SEACOR options held by our officers and employees and directors of SEACOR that will join our board and will resign from SEACOR’s board will be converted into options for less than 50,000 shares of our common stock and are not expected to materially impact computed pro forma diluted earnings per share.

The pro forma balance sheet as of September 30, 2012 gives effect to the following:

(12)
Reflects the issuance of $200.0 million aggregate principal amount of the Senior Notes and the use of proceeds therefrom, including the repayment of the $190.0 million of borrowings outstanding under the Revolving Credit Facility and the payment of $5.0 million of estimated transaction expenses, with the remainder of the proceeds constituting available cash.

(13)
On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) expects to receive by applying U.S. federal net operating tax losses generated by us in 2012 against SEACOR group taxable income, currently estimated at approximately $50.0 million. We repurchased for $50.0 million the remainder of the outstanding Series B preferred stock. Any adjustments to our estimate will generally be cash-settled pursuant to the Tax Matters Agreement upon the completion of SEACOR’s 2012 financial statements, and again to the extent necessary upon the filing of SEACOR's 2012 federal consolidated income tax return.

(14)
Prior to the share distribution, we will recapitalize approximately $140.0 million in redemption value of our Series A preferred stock, plus any accrued and unpaid dividends thereon into newly issued common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following information should be read in conjunction with the “Selected Historical Consolidated Financial Data” and our financial statements included elsewhere in this Information Statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Information Statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”
Overview
The Spin-Off
On October 1, 2012, SEACOR announced plans to spin-off Era Group from SEACOR. The spin-off will be completed by way of a pro rata dividend of Era Group's common stock held by SEACOR to SEACOR’s shareholders as of the record date. Immediately following completion of the spin-off, SEACOR shareholders will own 100% of the outstanding shares of common stock of Era Group. After the spin-off, we will operate as an independent, publicly traded company.
If the spin-off is consummated, we expect to enter into a series of agreements with SEACOR, including the Distribution Agreement, Amended and Restated Transition Services Agreement, Employee Matters Agreement and Tax Matters Agreement. In addition, on December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement. Each of these agreements are described in “Certain Relationships and Related Party Transactions—Agreements with SEACOR and Era Group Relating to the Separation.” Consummation of the separation is subject to certain conditions, as described in “The Spin-Off—Conditions to the Spin-Off.”
Our Business
We are one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S., which is our primary area of operations. In the nine months ended September 30, 2012, approximately 56% and 17% of our total operating revenues were earned in the U.S. Gulf of Mexico and Alaska, respectively, and in the year ended December 31, 2011, 46% and 16% of our total operating revenues were earned in such regions, respectively. We also provide helicopters and related services to third-party helicopter operators in other countries. In addition to our U.S. customers, we currently have customers in Brazil, Canada, Denmark, India, Indonesia, Mexico, Norway, Spain, Sweden and the United Kingdom. Our helicopters are primarily used to transport personnel to, from and between, offshore installations, drilling rigs and platforms.
As of September 30, 2012, we owned or operated a total of 179 helicopters, consisting of ten heavy helicopters, 69 medium helicopters, 41 light twin engine helicopters and 59 light single engine helicopters. As of September 30, 2012, we had commitments to purchase 12 new helicopters, consisting of two AW139 medium helicopters, five AW169 light twin helicopters and five AW189 medium helicopters. The AW139 medium helicopters are scheduled to be delivered in 2012 and the AW189 medium helicopters are scheduled to be delivered in 2014 and 2015. Delivery dates for the AW169 light twin helicopters have yet to be determined. In addition, we had outstanding options to purchase up to an additional five AW139 medium helicopters and five AW189 medium helicopters. If these options are exercised, the helicopters will be delivered in 2013 through 2016.
The primary users of our transport services are major integrated and independent oil and gas companies and U.S. government agencies. In the nine months ended September 30, 2012 and the year ended December 31, 2011, approximately 63% and 55% of our operating revenues, respectively, were derived from helicopter services, including emergency search and rescue services, provided to clients primarily involved in oil and gas activities. In addition to serving the oil and gas industry, we provide helicopters under contract-lease, air medical services, firefighting support and Alaska flightseeing tours, among other activities. Historically, our operations have primarily served the U.S. offshore oil and gas industry. We have initiated efforts to diversify our revenue base and take advantage of the mobility and versatility of our helicopters in order to expand into other geographic regions.
Demand for new, sophisticated equipment continues to grow, particularly in response to the requirements of the offshore oil and gas industry, which has become more focused on deepwater activities. To service these new areas of exploration, helicopters must have greater payloads and range. Helicopters supporting air medical and search and rescue operations and other public uses also require new technology and safety improvements. According to PFC Energy in its May 2011 Global Helicopter Fleet Update presentation, approximately 28% of the global helicopter fleet was more than 25 years old. Replacement is hampered by the following factors: (i) there are only four major helicopter OEMs that have a full range of service models; (ii) lead times for delivery of new equipment can be as long as three years; (iii) prevailing economic conditions have, until recently, not been favorable for raising capital to finance new equipment; and (iv) many smaller operators are still unable to raise capital.

Prior to our entry into our Revolving Credit Facility, we participated in a cash management program whereby certain of our operating and capital expenditures were funded through advances from SEACOR and certain cash collections were forwarded to SEACOR. As a consequence of this arrangement, we have historically maintained minor balances of cash on hand. As of September 30, 2012 and December 31, 2011, our cash on hand was $9.2 million and $79.1 million, respectively. On December 22, 2011, we entered into a Revolving Credit Facility intended to replace our prior cash management program with SEACOR. The Revolving Credit Facility requires that we meet certain financial ratios including an RC Leverage Ratio. Failure to meet these ratios is an event of default under the facility and therefore our borrowing capacity is limited by our ability to comply with these ratios. On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of 7.750% Senior Notes and used the net proceeds from the offering to repay $190.0 million of borrowings outstanding under our Revolving Credit Facility. In connection with the issuance of the Senior Notes, we permanently reduced the borrowing capacity under our Revolving Credit Facility from $350.0 million to $200.0 million. On December 20, 2012, we borrowed $50.0 million under the Revolving Credit Facility to fund the repurchase of 500,000 shares of Series B preferred stock in the Series B Exchange. After giving effect to the issuance of the Senior Notes and the Series B Exchange, we had the ability to borrow an additional $52.7 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility.
On December 23, 2011, we issued 1.4 million shares of our Series A preferred stock to SEACOR in exchange for $140.0 million of aggregate advances previously provided to us by SEACOR. SEACOR also contributed an additional $180.0 million of capital to us in respect of additional prior advances. In addition, SEACOR purchased 1.0 million shares of our Series B preferred stock, including 300,000 shares of our Series B preferred stock on June 8, 2012 and 700,000 shares of our Series B preferred stock on September 25, 2012, for aggregate proceeds of $100.0 million. We used a portion of the proceeds from these issuances to repay borrowings under our Revolving Credit Facility so that we would be able to maintain compliance with our financial ratios. See “—Liquidity and Capital Resources—Overview.” As a result of the Series B Exchange no shares of Series B preferred stock remain outstanding.
We believe our Revolving Credit Facility (to the extent of our borrowing capacity thereunder) and our strong relationships with OEMs will help position us to add new helicopters to our fleet and upgrade existing helicopters, thereby maintaining an asset base suitable for use within our own operations and for contract-leasing to other operators. We also leverage our strong relationships with OEMs to support growth in other services, such as selling specialty equipment and accessories for helicopters, and training.
Offshore Oil and Gas Support
The offshore oil and gas market is highly cyclical with demand linked to the price of oil and gas, which tends to fluctuate depending on many factors, including global economic activity and levels of inventory. In addition to the price of oil and gas, the availability of acreage and local tax incentives or disincentives and requirements for maintaining interests in leases affect activity levels in the oil and gas industry. Price levels for oil and gas by themselves can cause additional fluctuations by inducing changes in consumer behavior. During the year ended December 31, 2010, the market for our assets in the U.S. Gulf of Mexico was disrupted by events related to the sinking of the Deepwater Horizon drilling rig. After the Deepwater Horizon incident, the U.S. Department of Interior imposed a moratorium on offshore deepwater drilling operations, which caused a dramatic decrease in demand for helicopters supporting oil and gas activities in the region. Although the moratorium has been lifted, the process of issuing permits to drill remains slow, which continues to have a negative impact on demand for helicopter services in the U.S. Gulf of Mexico.
We believe the slowdown will not significantly impact our future results in the U.S. Gulf of Mexico because our activities are mainly focused on longer-term production, maintenance and inspection work rather than on short-term exploration and development projects. For the last five years we have provided transportation services to government inspectors of offshore installations, drilling rigs and platforms and this contract was recently renewed and is expected to run through 2016. As of September 30, 2012, 20 of our helicopters were operating under this contract with customer options to increase the number to up to 28 helicopters.
Brazil is among the most important markets for offshore oil and gas activity world-wide and it may represent a significant opportunity for us in the future. We believe the Brazilian market will require significant additions to the medium and heavy helicopter fleet currently in operation in the country as it expands its production efforts over time. The U.S. Energy Information Administration has stated that recent discoveries of large offshore, pre-salt oil deposits could transform Brazil into one of the larger oil producers in the world, and Petrobras Brazil has estimated that it will achieve an oil production target of approximately six million barrels per day by 2020.  We committed to participate in this market by acquiring an ownership interest in Aeróleo, a Brazilian helicopter operator, in July 2011.  Subsequently, however, Aeróleo experienced operating difficulties. In July 2011, Aeróleo received notice that it was successful in its bid to place four AW139 helicopters on five year contracts with Petrobras Brazil. In turn, Aeróleo entered into contract-leases with us for four AW139 helicopters for a term of one year with four annual renewal options and the helicopters were mobilized to Brazil. In August 2011, Petrobras Brazil canceled the award for Aeróleo's AW139 helicopters in response to an accident Petrobras Brazil experienced with an AW139 helicopter on contract with it from one of our competitors. As a result, four of our AW139 helicopters under contract-lease to Aeróleo were idle from August 2011 until late November 2012, at which time Aeróleo executed contracts with Petrobras Brazil and it began to utilize the AW139 helicopters as a result of an emergency tender issued by Petrobras Brazil due to the suspension of use of EC225 helicopters. Due to resulting liquidity issues experienced by Aeróleo, as of September 30, 2012, we had deferred the recognition of $7.7 million of revenues from Aeróleo and, together with our partner, have also contributed $9.2 million of additional debt capital to Aeróleo to enable it to continue operating. We expect these operating difficulties will be resolved as a result of the execution of contracts with Petrobras Brazil, although no assurance can be given that these difficulties will be resolved. See “Risk Factors—We rely on relatively few customers for a significant share of our revenues, the loss of any of which could adversely affect our business and results of operations.”
Contract-Leasing
Prior to the Deepwater Horizon incident, we began to deploy helicopters in international markets, frequently under contract-lease arrangements to third parties. The majority of these helicopters are supporting oil and gas activities in regions of rapidly expanding activity, such as Brazil, India and Indonesia. We also have equipment working in the North Sea, Mexico and Spain. As of September 30, 2012, we had 48 helicopters located in foreign jurisdictions compared with 15 helicopters as of December 31, 2006. In many cases the helicopters are contracted to local helicopter operators, which often prefer to lease helicopters rather than purchase them. Contract-leasing affords us the opportunity to access new markets without significant initial infrastructure investment and generally without ongoing operating risk.
As of September 30, 2012, we had three Eurocopter EC225 heavy helicopters and eight AW139 medium helicopters contract-leased to Aeróleo, which provides helicopter transportation services to Petrobras Brazil and OGX Petroleo e Gas Participacoes under multiyear contracts and also markets services to international companies that are acquiring acreage in Brazil. As noted above, a number of the AW139 helicopters on contract-lease to Aeróleo were idle from August 2011 to November 2012.
Internationally we hold a 51% interest in Lake Palma, a joint venture that contract-leases helicopters to Fumigación Aérea Andaluza S.A., a firefighting operator based in Spain (“FAASA”). In addition, we had three light single helicopters and eight medium helicopters contract-leased directly to FAASA. We are also focused on developing our presence in the Australia, India and Indonesia helicopter markets, which we believe represent growth opportunities, primarily in the civil aviation sector.
Other Activities and Services
Consistent with our diversification strategy, we deploy a number of helicopters in support of other industries and activities. In each of the nine months ended September 30, 2012 and the year ended December 31, 2011, approximately 17% of our operating revenues were generated by these other activities and services. In 2007, we entered the air medical services market through the acquisition of the flight operations of Keystone Helicopter Corporation. We now supply helicopters, pilots and mechanics to hospitals and manage helicopters on their behalf. We are also developing a search and rescue service in the U.S. Gulf of Mexico on a subscription basis. We currently have four AW139 helicopters configured for this service and several subscribers.
Alaska is also an important and diverse market for us. In addition to supporting oil company activities in the Cook Inlet and along the North Slope, we operate an FBO at Ted Stevens Anchorage International Airport, provide summer flightseeing tours and support inland firefighting and mining operations.
We have also developed services to the helicopter industry that we believe complement our core activities. We hold a 50% interest in Dart, an international sales and manufacturing organization focused on after-market helicopter parts and accessories. We hold a 50% interest in Era Training Center that provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies.
Fleet Developments and Capital Commitments
In recent years, we have continued to focus on the modernization of our fleet and, when possible, standardization of equipment. Our customers require modern helicopters that offer enhanced safety features and greater performance. Increasingly, customers flying offshore tend to prefer twin-engine helicopters to single-engine helicopters due to the additional safety afforded from two engines. In response to this demand, we have transformed our fleet significantly: since the beginning of 2005 we have added 121 helicopters, disposed of 80 helicopters and reduced the average age of our owned fleet from 17 years to 11 years. As of September 30, 2012, 34% of our fleet was five years old or less. We have spent $91.2 million, $158.9 million, $130.8 million and $90.8 million to acquire helicopters and other equipment in the nine months ended September 30, 2012, and in the years ended December 31, 2011, 2010 and 2009, respectively, primarily for medium and heavy helicopters.
As of September 30, 2012, we had commitments of $138.7 million, primarily under agreements to purchase helicopters, consisting of two AW139 medium helicopters, five AW169 light twin helicopters and five AW189 medium helicopters. Approximately $125.0 million of these commitments may be terminated without further liability other than aggregate liquidated damages of $3.3 million. In addition, we had outstanding options to purchase up to an additional five AW139 medium helicopters and five AW189 medium helicopters. If these options are exercised, the helicopters will be delivered in 2013 through 2016.

Corporate History
In 1948, Carl F. Brady brought a Bell 47A helicopter to Alaska, establishing what is now the longest serving helicopter company in the U.S. Mr. Brady’s company, Economy Helicopters, assisted federal surveyors in mapping the State of Alaska. By 1960, following various mergers and acquisitions, the company became Era Aviation, Inc. focusing on supporting the growing oil and gas industry operations in Alaska. It was then acquired by Rowan Companies Inc. in 1967, thereby providing additional capital for fleet expansion. In subsequent years it continued to grow and broaden its scope of operations, acquiring a fixed wing division in Alaska in 1978 and establishing a Lake Charles, Louisiana base of operations for the U.S. Gulf of Mexico that same year.
In 2004, SEACOR, which had previously entered the helicopter business via an acquisition of Tex-Air Helicopters Inc., acquired Era Aviation, Inc. Soon after the acquisition, SEACOR sold the fixed wing division and focused on helicopter services. Since the acquisition, and as of September 30, 2012, we have invested $1,028.3 million in property and equipment, of which over $900.0 million was invested in helicopters, and have grown from owning and/or operating 127 helicopters at the beginning of 2005 to 179 helicopters as of September 30, 2012.
Following the consummation of the separation, SEACOR will not own any shares of our capital stock.
Critical Accounting Policies and Estimates
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include those related to allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.
Revenue Recognition. We recognize revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.
We charter the majority of our helicopters primarily through master service agreements, subscription agreements, day-to-day charter arrangements and contract-leases. Master service agreements and subscription agreements require incremental payments above a fixed monthly fee based on flight hours flown. These agreements have fixed terms ranging from one month to five years, and generally may be canceled upon 30 days’ notice. Day-to-day charter arrangements call for either a combination of a daily fixed fee plus a charge based on hours flown or an hourly rate. Services provided under contract-leases can include only the equipment, or can include the equipment, logistical and maintenance support, insurance and personnel, or a combination thereof. Fixed monthly fee revenues are recognized ratably over the contract term. Usage or hourly based revenues are recognized as hours are flown.
Our air medical services are provided under contracts with hospitals that typically include either a fixed monthly and hourly rate structure or a fee per completed flight. Fixed monthly revenues are recognized ratably over the contract term while per-hour or per-flight based revenues are recognized as hours are flown or flights are completed. Most contracts with hospitals are longer- term, but offer either party the ability to terminate with less than six month’s notice. We operate some air medical contracts pursuant to which we collect a fee per flight.
With respect to flightseeing activities, we allocate block space to cruise lines and sell seats directly to customers with revenues recognized as the services are performed. Our FBO sells fuel on an ad-hoc basis and those sales are recognized at the time of fuel delivery.
Trade Receivables. Customers are primarily major integrated and independent exploration and production companies, hospitals, international helicopter operators and the U.S. government. Customers are typically granted credit on a short-term basis and related credit risks are considered minimal. We routinely review our trade receivables and make provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Derivative Instruments. We account for derivatives through the use of a fair value concept whereby all of our derivative positions are stated at fair value in the accompanying consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying consolidated statements of operations as derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as fair value hedges are recognized as a corresponding increase or decrease in the fair value of the underlying hedged item to the extent they are effective, with any ineffective portion reported in the accompanying consolidated statements of operations as derivative gains (losses), net.

Inventories. Inventories, which consist primarily of spare parts and fuel, are stated at the lower of cost (using the average cost method) or market. We record write-downs, as needed, to adjust the carrying amount of inventories to the lower of cost or market.
Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to helicopters, the estimated useful life is typically based upon a newly built asset being placed into service and represents the point at which it is typically not justifiable for us to continue to operate the asset in the same or similar manner. From time to time, we may acquire older assets that have already exceeded our useful life policy, in which case we depreciate such assets based on our best estimate of remaining useful life.
As of December 31, 2011, the estimated useful life (in years) of the Company’s categories of new property and equipment was as follows:

Helicopters (estimated salvage value at 40% of cost)	15
Machinery, equipment and spares	5-7
Buildings and leasehold improvements	10-30
Furniture, fixtures, vehicles and other	3-5
We review the estimated useful lives and salvage values of our fixed assets on an ongoing basis. Effective July 1, 2011, we changed the estimated useful life and salvage value for helicopters from 12 to 15 years and 30% to 40%, respectively, due to improvements in new helicopter models that continue to increase their long-term value and make them viable for operation over a longer period of time. For the year ended December 31, 2011, the change in estimate increased operating income by $7.6 million, net income by $4.9 million and basic and diluted earnings per share by $0.48. For the nine months ended September 30, 2012, the change in estimate increased operating income by $8.4 million, net income by $5.4 million and basic and diluted earnings per share by $0.26.
Equipment maintenance and repair costs and the costs of routine overhauls and inspections performed on helicopter engines and major components are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of equipment as well as major renewals or improvements to other properties are capitalized.
We engage a number of third-party vendors to maintain the engines and certain components on some of our helicopter models under programs known as “power-by-hour” maintenance contracts. These programs require us to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill monthly based on hours flown in the prior month, the costs being expensed in the period in which flight hours are flown. In the event we place a helicopter in a program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. The buy-in charge is normally recorded as a pre-paid expense and amortized as an operating expense over the remaining power-by-hour contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, we may be able to recover part of our payments to the power-by-hour provider, in which case we record a reduction to operating expense when we receive the refund.
We also incur repairs and maintenance expense through vendor arrangements whereby we obtain repair quotes and authorize service through a repair order process.  Under these arrangements, we record the repairs and maintenance cost as the work is completed.  As a result, the timing of repairs and maintenance may result in operating expenses varying substantially when compared with a prior year or prior quarter if a disproportionate number of repairs, refurbishments or overhauls for components not covered under power-by-hour arrangements are performed during a period.
Certain interest costs incurred during the construction of equipment are capitalized as part of the assets’ carrying values and are amortized over such assets’ estimated useful lives.
Impairment of Long-Lived Assets. We perform an impairment analysis on long-lived assets used in operations when indicators of impairment are present. If the carrying value of the assets is not recoverable, as determined by the estimated undiscounted cash flows, the carrying value of the assets is reduced to fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate.
Impairment of 50% or Less Owned Companies. We perform regular reviews of each investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties in raising capital to continue operations, and when we expect the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainties regarding the projected financial performance of investees, the severity and expected duration of declines in value and the available liquidity in the capital markets to support the continuing operations of the investees in which we have investments.

Income Taxes. Our results are included in the consolidated U.S. federal income tax return of SEACOR. SEACOR’s policy for allocation of U.S. federal income taxes requires its subsidiaries to compute their provision for U.S. federal income taxes on a separate company basis and settle with SEACOR. Net operating loss benefits are settled with SEACOR on a current basis and are used in the consolidated U.S. federal income tax return to offset taxable profits of other affiliates. For all periods presented, the total provision for income taxes included in the consolidated statements of operations would remain as currently reported if we were not eligible to be included in the consolidated U.S. federal income tax return of SEACOR. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated statements of operations. We record a valuation allowance to reduce our deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Components of Revenues and Expenses
We derive our revenues primarily from operating and contract-leasing our equipment and our profits depend on our cost of capital, the acquisition costs of assets, our operating costs, our contract policy and our reputation.
Operating revenues recorded under U.S. Gulf of Mexico are primarily generated from offshore oil and gas related activities but also include subscriptions for search and rescue services. Similarly, operating revenues recorded under Alaska are primarily generated from offshore oil and gas related activities but also include revenues from operations supporting firefighting and mining activities. In both the U.S. Gulf of Mexico and Alaska, operating revenues are typically earned through a combination of fixed monthly fees plus an incremental charge based on flight hours flown.
Operating revenues recorded under contract-leasing are generated from contract-leases to third-party operators or joint venture partners, where we are not responsible for the operation of the helicopters. For the majority of these contract-leases, we also provide crew training, management expertise, and logistical and maintenance support. Contract-leases typically call for a fixed monthly fee only, but may also include an additional charge based on flight hours flown. The majority of our contract-leasing revenues have been generated by helicopters deployed internationally.
Operating revenues recorded under air medical services include revenues from management services to hospitals. Operating revenues are earned through a fixed monthly fee plus an incremental charge for flight hours flown.
Operating revenues recorded under Flightseeing are generated on a per passenger basis.
The aggregate cost of our operations depends primarily on the size and asset mix of the fleet. Our operating costs and expenses are grouped into the following categories:

•	personnel (includes wages, benefits, payroll taxes, savings plans, subsistence and travel);

•	repairs and maintenance (primarily routine activities as well as helicopter refurbishments and engine and major component overhauls that are performed in accordance with planned maintenance programs);

•	insurance (the cost of hull and liability insurance premiums and loss deductibles);

•	fuel;

•	leased-in equipment (includes the cost of leasing helicopters and equipment); and

•	other (primarily base expenses, property, sales and use taxes, communication costs, freight expenses, and other).
We engage a number of third-party vendors to maintain the engines and certain components on some of our helicopter models under programs known as “power-by-hour” maintenance contracts. These programs require us to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill monthly based on hours flown in the prior month, the costs being expensed as incurred. In the event we place a helicopter in a program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. This buy-in charge is normally recorded as a prepaid expense and amortized as an operating expense over the remaining power-by-hour contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, we may be able to recover part of our payments to the power-by-hour provider, in which case we record a reduction to operating expense when we receive the refund. We also incur repairs and maintenance expense through vendor arrangements whereby we obtain repair quotes and authorize service through a repair order process.
Our policy of expensing all repair costs as incurred, may result in operating expenses varying substantially when compared with a prior year or prior quarter if a disproportionate number of repairs, refurbishments or overhauls are undertaken. This variation can be exacerbated by the timing of entering or exiting third-party power-by-hour programs.

For helicopters that we contract-lease to third parties under arrangements whereby the customer assumes operational responsibility, we often provide maintenance and parts support but generally we incur no other material operating costs. In most instances our contract-leases require clients to procure adequate insurance but we purchase contingent hull and liability coverage to mitigate the risk of a client’s coverage failing to respond. In some instances we provide crews and other services to support our contract-lease customers.
Prior to our entry into our Revolving Credit Facility on December 22, 2011, we participated in a cash management program whereby certain of our operating and capital expenditures were funded through advances from SEACOR and certain cash collections of ours were forwarded to SEACOR. We incurred interest on the outstanding advances, which is reported as interest expense on advances from SEACOR in our consolidated statements of operations. Interest was calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR. Following our entry into our Revolving Credit Facility, we no longer participate in this cash management program.
SEACOR has provided certain support services to us under a shared services arrangement, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. We were historically charged for our share of actual costs incurred, generally based on volume processed or units supported. On December 30, 2011, we entered into a Transition Services Agreement, providing for the same services described above, pursuant to which SEACOR has continued to provide these support services. The services provided pursuant to the Transition Services Agreement may be terminated within 90 days of notice from either party. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Transition Services Agreement.” In connection with the spin-off we will enter into an Amended and Restated Transition Services Agreement with SEACOR pursuant to which such services will continue to be provided for a period of time after the spin-off but not to exceed two years. See “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Related to the Spin-off—Amended and Restated Transition Services Agreement.”
SEACOR incurs costs in providing its operating segments with certain corporate services including executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to cover such costs. Total management fees charged by SEACOR to its operating segments include actual corporate costs incurred plus a mark-up and were generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR’s other operating segments. The costs we incurred for management fees from SEACOR are reported as SEACOR management fees in our consolidated statements of operations. Effective January 1, 2012, SEACOR provides these corporate services under the Transition Services Agreement for a fixed quarterly charge of $500,000, subject to the terms and conditions of the Transition Services Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Transition Services Agreement.” After completion of the spin-off, we will no longer be charged a management fee by SEACOR but will incur costs under the Amended and Restated Transition Services Agreement.
In connection with and upon completion of the separation, we expect to incur additional compensation-related expenses as a result of the issuance of options to purchase shares of our common stock and awards of restricted stock units held by certain of our executive officers and directors. For additional information on these options to purchase our common stock, see “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation—Employee Matters Agreement,” “Management—Director Compensation” and “Compensation of Executive Officers—Compensation Discussion and Analysis—Compensation of the President and Chief Executive Officer (the Principal Executive Officer), Chief Financial Officer (the Principal Financial Officer), Chief Operating Officer and Vice President—Finance (the Principal Accounting Officer).”

Results of Operations

	For the nine months ended September 30,				For the years ended December 31,
	2012		2011		2011		2010		2009
	$’000%		$’000%		$’000%		$’000%		$’000%
Operating Revenues:
United States	161,620	80	140,728	72	185,677	72	178,656	76	201,344	85
Foreign	40,406	20	55,724	28	72,471	28	56,710	24	34,323	15
	202,026	100	196,452	100	258,148	100	235,366	100	235,667	100
Costs and Expenses:
Operating:
Personnel	49,008	24	45,790	23	61,527	24	58,835	25	63,195	27
Repairs and maintenance	32,675	16	37,091	19	49,756	19	44,195	19	40,523	18
Insurance	8,128	4	6,598	3	8,479	3	9,114	4	9,867	4
Fuel	15,998	8	15,596	8	20,131	8	15,083	6	16,812	7
Leased-in equipment	1,050	1	1,470	1	2,003	1	2,052	1	2,811	1
Other	18,054	9	15,078	8	20,811	8	17,954	8	14,747	6
	124,913	62	121,623	62	162,707	63	147,233	63	147,955	63
Administrative and general	27,210	14	20,090	10	31,893	12	25,798	11	21,396	9
Depreciation	31,031	15	33,402	17	42,612	17	43,351	18	37,358	16
	183,154	91	175,115	89	237,212	92	216,382	92	206,709	88
Gains on Asset Dispositions and Impairments, net	3,455	2	13,260	7	15,172	6	764	—	316	—
Operating Income	22,327	11	34,597	18	36,108	14	19,748	8	29,274	12
Other Income (Expense):
Interest income	765	—	376	—	738	—	109	—	52	—
Interest expense	(6,891)	(3)	(847)	—	(1,376)	(1)	(94)	—	(13)	—
Interest expense on advances from SEACOR	—	—	(18,924)	(10)	(23,410)	(9)	(21,437)	(9)	(20,328)	(9)
SEACOR management fees	(1,500)	(1)	(7,476)	(4)	(8,799)	(3)	(4,550)	(2)	(5,481)	(2)
Derivative gains (losses), net	(492)	—	(1,308)	(1)	(1,326)	—	(118)	—	266	—
Foreign currency gains (losses), net	633	—	596	—	516	—	(1,511)	—	1,439	1
Other, net	30	—	—	—	9	—	50	—	—	—
	(7,455)	(4)	(27,583)	(15)	(33,648)	(13)	(27,551)	(11)	(24,065)	(10)
Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	14,872	7	7,014	3	2,460	1	(7,803)	(3)	5,209	2
Income Tax Expense (Benefit)	5,212	2	2,666	1	434	—	(4,301)	(1)	2,883	1
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	9,660	5	4,348	2	2,026	1	(3,502)	(2)	2,326	1
Equity in Earnings (Losses) of 50% or Less Owned Companies	(5,444)	(3)	1,061	1	82	—	(137)	—	(487)	—
Net Income (Loss)	4,216	2	5,409	3	2,108	1	(3,639)	(2)	1,839	1
Accretion of Redemption Value on Series A Preferred Stock	6,334	3	—	—	210	—	—	—	—	—
Net Income (Loss) Attributable to Common Shares	(2,118)	(1)	5,409	3	1,898	1	(3,639)	(2)	1,839	1

Operating Revenues by Service Line. The following table sets forth, for the years indicated, the amount of operating revenues by service line.

	Nine months ended September 30,				Years Ended December 31,
	2012		2011		2011		2010		2009
	$’000%		$’000%		$’000%		$’000%		$’000%
Operating Revenues:
U.S. Gulf of Mexico, primarily from oil and gas activities	112,230	56	88,114	45	119,149	46	112,458	48	121,335	51
Alaska, primarily from oil and gas activities	19,491	9	19,149	10	23,602	9	28,188	12	25,183	11
Contract-leasing	40,605	20	55,724	28	72,700	28	57,538	24	35,441	15
Air Medical Services	15,558	8	19,018	10	25,836	10	22,208	9	37,244	16
Flightseeing	6,999	3	6,868	3	6,861	3	6,437	3	6,957	3
FBO	7,463	4	7,889	4	10,406	4	8,912	4	10,729	5
Eliminations	(320)	—	(310)	—	(406)	—	(375)	—	(1,222)	(1)
	202,026	100	196,452	100	258,148	100	235,366	100	235,667	100

Nine Months Ended September 30, 2012 compared with Nine Months Ended September 30, 2011
Operating Revenues. Operating revenues were $5.6 million higher in the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011. Operating revenues in the U.S. Gulf of Mexico were $24.1 million higher primarily due to newly delivered medium and heavy helicopters being placed on contract, an expansion of government services support and an increase in charter flights primarily in support of hurricane evacuations and additional drilling activity. Operating revenues from contract-leasing activities were $15.1 million lower. Contract-leasing revenues for helicopters chartered to Aeróleo, our Brazilian joint venture, were $10.1 million lower primarily due to the deferral and reduction of contract-leasing revenues as a result of difficulties experienced by Aeróleo in connection with a canceled contract award for four AW139 helicopters under contract-lease from us. In addition, contract-lease revenues from the joint venture were lower due to decreased flight hours for helicopters undergoing major maintenance. Contract-leasing revenues were also lower for another customer primarily due to the net deferral of $3.4 million due to the customer's short-term liquidity issues. In addition, contract-leasing revenues were $6.3 million lower as a result of the expiration of contract-leases in Argentina, Thailand and Trinidad. These decreases were partially offset by new contract-leases in Denmark and the United Kingdom. Operating revenues for air medical services were $3.5 million lower due to the conclusion of a long-term hospital contract in the second quarter of 2012.
Operating Expenses. Operating expenses were $3.3 million higher in the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011. Personnel costs were $3.2 million higher primarily due to the implementation of a pilot pay scale adjustment and the addition of personnel to support increased activity in the U.S. Gulf of Mexico. Repair and maintenance expenses were $4.4 million lower primarily as a result of vendor credits recognized in the nine months ended September 30, 2012, offset by additional flight hours on helicopters under power-by-hour agreements and the timing of repairs on helicopters not covered by power-by-hour arrangements. Insurance and loss reserves were $1.5 million higher due to an increase in the overall fleet value and the recognition of a good experience credit from our hull and liability underwriters in the nine months ended September 30, 2011. Other operating expenses were $3.0 million higher primarily due to the receipt in the nine months ended September 30, 2011 of $1.9 million in insurance proceeds related to hurricane damages sustained in 2005.
Administrative and General. Administrative and general expenses were $7.1 million higher in the nine months ended September 30, 2012 primarily due to an allowance for doubtful accounts of $2.9 million of which $2.5 million was related to a customer bankruptcy, severance costs of $0.7 million associated with a change in executive management, the recognition of previously deferred legal and professional expenses of $3.0 million associated with a contemplated public offering and an increase in administrative support of approximately $0.4 million.
Depreciation and Amortization. Depreciation and amortization expenses were $2.4 million lower primarily due to a change in estimate of the useful life and salvage value of helicopters, which reduced depreciation expense in the nine months ended September 30, 2012 by $8.4 million, partially offset by the addition of new and higher cost equipment. Effective July 1, 2011, the Company changed its estimated useful life and salvage value for helicopters from 12 to 15 years and 30% to 40%, respectively, due to improvements in new helicopter models that continue to increase their long-term value and make them viable for operation over a longer period of time.
Gains on Asset Dispositions and Impairments, Net. During the nine months ended September 30, 2012, we sold six helicopters, helicopter components and other equipment for proceeds of $5.2 million and gains of $2.8 million. In addition, we recognized previously deferred gains of $0.7 million. During the nine months ended September 30, 2011, we sold eight helicopters and other equipment for proceeds of $25.3 million and gains of $14.8 million, of which $12.8 million was recognized in the third quarter and $2.0 million was deferred. In addition, we recognized previously deferred gains of $0.5 million.
Operating Income. Excluding the change in depreciation policy noted above, operating income as a percentage of operating revenues was 7% compared with 16% in the nine months ended September 30, 2011. The decrease was primarily due to gains on asset dispositions in the nine months September 30, 2011.
Interest expense and interest expense on advances from SEACOR. On December 22, 2011, we entered into a Revolving Credit Facility and used $242.3 million of borrowings under the facility to settle all of our outstanding advances from SEACOR. As a result, interest expense was $6.9 million for the nine months ended September 30, 2012, compared with $0.8 million for the nine months ended September 30, 2011, and interest expense on advances from SEACOR was $18.9 million lower in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.
SEACOR management fees. SEACOR management fees represent various corporate costs incurred by SEACOR, which are in turn charged to all of its operating segments. These fees were previously allocated using income-based performance metrics of us in relation to SEACOR’s other operating segments. On December 30, 2011, we entered into the Transition Services Agreement with SEACOR to provide these services at a fixed rate of $2.0 million per annum beginning January 1, 2012. As a result, SEACOR management fees for the nine months ended September 30, 2012 were $1.5 million compared with $7.5 million for the nine months ended September 30, 2011. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Transition Services Agreement.”
Derivative gains (losses), net. Derivative losses in the nine months ended September 30, 2012 and the nine months ended September 30, 2011 were primarily due to changes in the market value of our interest rate swap agreements.
Foreign currency gains (losses), net. Foreign currency gains, net in the nine months ended September 30, 2012 and the nine months ended September 30, 2011 were primarily due to the weakening of the U.S. dollar against the euro underlying certain cash balances.
Equity in losses of 50% or less owned companies. During the nine months ended September 30, 2012, we recognized an impairment charge of $5.9 million, net of tax, on our investment in our Brazilian joint venture.
Year Ended December 31, 2011 compared with Year Ended December 31, 2010
Operating Revenues. Operating revenues were $22.8 million higher for the year ended December 31, 2011 compared with the year ended December 31, 2010. Operating revenues in the U.S. Gulf of Mexico were $6.7 million higher primarily due to a $7.3 million increase from search and rescue activities which began in late 2010 and a $9.9 million increase from higher oil and gas related activities, including fuel billings as a result of higher prices. The increases were partially offset by a $10.5 million decrease in operating revenues for activity in support of the Oil Spill Response activities relating to the BP Macondo well incident in the U.S. Gulf of Mexico following the sinking of the semi-submersible drilling rig Deepwater Horizon in April 2010 (the “Oil Spill Response”). Operating revenues in Alaska were $4.6 million lower primarily due to the temporary suspension of a contract with a major oil and gas customer whose operations are expected to resume in 2012. Operating revenues from contract-leasing activities increased by $15.2 million as additional medium and heavy helicopters were placed on international contract-leases. As of December 31, 2011, 41 helicopters were dedicated to the contract-leasing market compared with 39 as of December 31, 2010. Operating revenues from air medical services increased by $3.6 million primarily due to $1.1 million of additional revenues generated from a new hospital contract and a $2.7 million increase in activity in support of an existing patient-pay customer. Operating revenues for the FBO were $1.5 million higher primarily due to an increase in fuel sales prices.
Operating Expenses. Operating expenses were $15.5 million higher for the year ended December 31, 2011 compared with the year ended December 31, 2010. Personnel costs were $2.7 million higher as additional personnel were added to support the increased activity discussed above. Repair and maintenance costs increased by $5.6 million primarily due to enrolling additional helicopters in power-by-hour maintenance programs. Fuel costs increased by $5.0 million primarily due to an increase in the price of fuel. Other operating expenses were $2.9 million higher primarily due to a $1.9 million increase in support of search and rescue activities, which began in late 2010, a $0.4 million increase from higher air medical activities and a $2.3 million increase as a result of providing more parts and repair services to contract-leasing customers. These increases were partially offset by the receipt of $1.9 million in insurance reimbursements relating to the 2005 Hurricanes Katrina and Rita, following final settlement with our insurance carriers. In addition, insurance and loss reserves were $0.6 million lower primarily due to the receipt of a good experience credit from our hull and machinery underwriters.
Administrative and General. Administrative and general expenses were $6.1 million higher for the year ended December 31, 2011 compared with the year ended December 31, 2010 primarily due to $4.0 million in severance costs associated with a change in executive management, a $1.1 million increase in wage and benefit costs, a $0.6 million increase in information technology costs and a $0.5 million increase in costs related to international business development and joint venture activities.
Depreciation. Depreciation expenses was $0.7 million lower for the year ended December 31, 2011 compared with the year ended December 31, 2010 primarily due to a change in estimate of the useful life and salvage value of helicopters, which reduced depreciation expense by $7.6 million, partially offset by the addition of new and higher cost equipment. Effective July 1, 2011, we changed the estimated useful life and salvage value for helicopters from 12 to 15 years and 30% to 40%, respectively, due to improvements in new helicopter models that continue to increase their long-term value and make them viable for operation over a longer period of time.
Gains on Asset Dispositions and Impairments, Net. During 2011, we sold ten helicopters and other equipment and received insurance proceeds related to the loss of a helicopter. We received net proceeds of $26.0 million on the disposition of these assets, including insurance proceeds, and had gains of $16.3 million of which $14.3 million was recognized currently and $2.0 million was deferred. In addition, we recognized previously deferred gains of $0.7 million and a gain of $1.3 million from insurance proceeds relating to the loss of a helicopter. During 2010, we sold two helicopters and other equipment for net proceeds of $0.9 million and gains of $0.5 million. In addition, we recognized previously deferred gains of $0.6 million and recognized a loss of $0.3 million relating to the impairment of four EC120 helicopters.
Operating Income. Excluding gains on asset dispositions and impairments, operating income as a percentage of operating revenues was consistent in both periods at 8%.
Interest expense on advances from SEACOR. Interest expense on advances from SEACOR was $2.0 million higher in 2011 primarily due to higher advances.
SEACOR management fees. SEACOR management fees represent various corporate costs incurred by SEACOR, which are in turn charged to all of its operating segments. These fees are allocated using income-based performance metrics of us in relation to SEACOR’s other operating segments. SEACOR management fees for the year ended December 31, 2011 were $8.8 million compared with $4.6 million for the year ended December 31, 2010. The increase was primarily due to a higher proportion of SEACOR’s corporate costs being charged to us based on our results in comparison with SEACOR’s other operating segments. On December 30, 2011, we entered into a Transition Services Agreement with SEACOR to provide these services at a fixed rate of $2.0 million per annum beginning January 1, 2012. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Transition Services Agreement.”
Derivative gains (losses), net. Derivative losses in 2011 were primarily the result of losses from interest rate swap agreements.
Foreign currency gains (losses), net. Foreign currency gains, net in 2011 were primarily due to the weakening of the U.S. dollar against the euro underlying certain cash balances. Foreign currency losses, net in 2010 were primarily due to a strengthening of the U.S. dollar against the euro underlying certain cash balances.
Income Tax Expense (Benefit). During the year ended December 31, 2011, our effective income tax rate was 17.6% primarily due to the recognition of an income tax benefit of $0.7 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors and an expense of $0.4 million as a result of allocated non-deductible SEACOR management fees. During the year ended December 31, 2010, our effective income tax rate was 55.1% primarily due to the recognition of an income tax benefit of $1.1 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors and a benefit of $0.3 million relating to participation in share award programs sponsored by SEACOR.
Year Ended December 31, 2010 compared with Year Ended December 31, 2009
Operating Revenues. Operating revenues were $0.3 million lower for the year ended December 31, 2010 compared with the year ended December 31, 2009. Operating revenues in the U.S. Gulf of Mexico were $8.9 million lower primarily due to a $19.4 million decrease driven by a reduction in the number of helicopters operating in the region and lower flight hours supporting oil and gas activities following the Deepwater Horizon incident. These reductions were partially offset by revenues of $10.5 million generated by equipment contracted to the U.S. Coast Guard in support of the Oil Spill Response. Operating revenues in Alaska were $3.0 million higher primarily due to an increase in the number of helicopters on contract in support of oil and gas activities. Operating revenues from contract-leasing activities increased by $22.1 million as additional helicopters were placed on international contract-leases, primarily in Brazil. As of December 31, 2010, 39 helicopters were dedicated to the contract-leasing market compared with 35 as of December 31, 2009. Operating revenues from air medical services were $15.0 million lower due to the non-renewal of several contracts upon their conclusion. Operating revenues for the FBO were $1.8 million lower primarily due to the loss of a significant customer during 2009.
Operating Expenses. Operating expenses were $0.7 million lower for the year ended December 31, 2010 compared with the year ended December 31, 2009. Personnel costs were $4.4 million lower primarily due to a $4.1 million reduction in wage and benefit costs for air medical services in line with reduced activity and a $1.8 million reduction in crew subsistence costs in the

U.S. Gulf of Mexico. These decreases were partially offset by a $1.7 million increase in wage and benefit costs in Alaska in support of additional helicopters on contract. Repair and maintenance costs were $3.7 million higher primarily due to a $5.8 million increase as additional helicopters were placed in power-by-hour maintenance contracts and a $4.2 million increase due to the timing of major repairs on helicopters not covered by power-by-hour arrangements, partially offset by a $6.2 million reduction in maintenance spending in air medical services as a result of fewer contracts. Fuel expense decreased by $1.7 million primarily due to a reduction in FBO fuel sales. Other operating expenses were $3.2 million higher primarily due to the receipt of $5.7 million in insurance reimbursements in 2009 for expenses incurred following Hurricanes Gustav and Ike in 2008. This was partially offset by a $2.3 million reduction in costs attributable to a firefighting contract completed in 2009.
Administrative and General. Administrative and general expenses were $4.4 million higher for the year ended December 31, 2010 compared with the year ended December 31, 2009 primarily due to $2.1 million in higher wage and benefit costs and the 2009 reversal of a $1.6 million provision for doubtful accounts following its collection.
Depreciation. Depreciation expense was $6.0 million higher for the year ended December 31, 2010 compared with the year ended December 31, 2009 primarily due to the continued modernization of the fleet through the addition of new and higher cost equipment.
Operating Income. Operating income as a percentage of operating revenues was 8% in 2010 compared with 12% in 2009. The decrease was primarily due to the receipt of insurance proceeds in 2009 for expenses incurred in 2008 following Hurricanes Gustav and Ike and the 2009 reversal of a provision for doubtful accounts following its collection. Excluding the impact of these items, operating income as a percentage of operating revenues was 9% in 2009.
Interest expense on advances from SEACOR. Interest expense on advances from SEACOR was $1.1 million higher in 2010 due to both higher advances as well as higher average interest rates charged on the advances.
SEACOR management fees. These fees are allocated using income-based performance metrics of us in relation to SEACOR’s other operating segments. SEACOR management fees for the year ended December 31, 2010 were $4.6 million compared with $5.5 million for the year ended December 31, 2009. The reduction was primarily due to a lower proportion of SEACOR’s corporate costs being charged to us based on our results in comparison with SEACOR’s other operating segments.
Derivative gains (losses), net. Derivative losses in 2010 were the result of losses relating to the ineffective portion of forward currency exchange contracts. Derivative gains in 2009 were the result of gains relating to the ineffective portion of forward currency exchange contracts.
Foreign currency gains (losses), net. Foreign currency losses, net in 2010 were primarily due to a strengthening of the U.S. dollar against the euro underlying certain cash balances. Foreign currency gains, net in 2009 were primarily due to the weakening of the U.S. dollar against the euro underlying certain cash balances.
Income Tax Expense (Benefit). During the year ended December 31, 2010, our effective income tax rate was 55.1% primarily due to the recognition of an income tax benefit of $1.1 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors and a benefit of $0.3 million relating to participation in share award programs sponsored by SEACOR. During the year ended December 31, 2009, our effective income tax rate was 55.4% primarily due to the recognition of an income tax expense of $0.5 million as a result of allocated non-deductible SEACOR management fees and an expense of $0.2 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors.
Liquidity and Capital Resources
Our ongoing liquidity requirements arise primarily from working capital needs, meeting our capital commitments (including the purchase of helicopters and other equipment) and the repayment of debt obligations. In addition, we may use our liquidity to fund acquisitions or to make other investments. Sources of liquidity are cash balances and cash flows from operations and, from time to time, we may secure additional liquidity through the issuance of equity, debt or borrowings under our Revolving Credit Facility.
Historically, SEACOR advanced substantial amounts of capital to us to fund our expenditures. Prior to entering into our Revolving Credit Facility on December 22, 2011, we participated in a cash management program whereby certain of our operating and capital expenditures were funded through advances from SEACOR and certain cash collections were forwarded to SEACOR. As a consequence of this arrangement, we have historically maintained minor cash balances.
On December 22, 2011, we entered into our $350.0 million Revolving Credit Facility. On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of 7.750% Senior Notes and used the net proceeds from the offering to repay $190.0 million of borrowings outstanding under our Revolving Credit Facility. In connection with the Senior Notes Offering, we permanently reduced the borrowing capacity under that facility from $350.0 million to $200.0 million. On December 20, 2012, we borrowed $50.0 million under the Revolving Credit Facility to fund the repurchase of 500,000 shares of Series B preferred stock in the Series B Exchange.

On December 23, 2011, we issued 1,400,000 shares of our Series A preferred stock to SEACOR in exchange for $140.0 million of aggregate advances previously provided to us by SEACOR. SEACOR also contributed an additional $180.0 million of capital to us in respect of additional prior advances. Holders of our Series A preferred stock are entitled to receive quarterly cash dividends at the rate of 6% per annum from the date of issuance. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Relationship with SEACOR.”
Our Revolving Credit Facility requires that we maintain a maximum RC Leverage Ratio of 5.0 to 1.0 (increased from 4.0 to 1.0 as a result of the issuance of the Senior Notes) and also requires that we comply with certain other financial ratios. Failure to meet these ratios is an event of default under the facility and therefore our ability to borrow under our Revolving Credit Facility is dependent on and limited by our compliance with this RC Leverage Ratio requirement and our ability to comply with other financial ratios. See “—Senior Secured Revolving Credit Facility.” After giving effect to the issuance of the Senior Notes and the Series B Exchange, the amount of additional borrowings we could borrow under the Revolving Credit Facility, based on our RC Leverage Ratio as of such date, was $52.7 million.
In the nine months ended September 30, 2012, we drew down $38.0 million from our Revolving Credit Facility, primarily to fund the purchase of an EC225 helicopter and certain other assets. In the nine months ended September 30, 2012, we experienced a decrease in operating income, which had a significant impact on our last 12-months EBITDA (as defined in our Revolving Credit Facility). As a result, SEACOR purchased one million shares of our Series B preferred stock, including 300,000 shares of our Series B preferred stock for $30.0 million on June 8, 2012 and 700,000 shares of our Series B preferred stock for $70.0 million on September 25, 2012. We used a portion of the proceeds from these issuances to repay borrowings under our Revolving Credit Facility so that we would be able to maintain compliance with the financial ratios under the facility. See “—Nine Months Ended September 30, 2012 compared with Nine Months Ended September 30, 2011—Operating Income” and “Recent Sales of Unregistered Securities.” As a result of the Series B Exchange no shares of Series B preferred stock remain outstanding. If we continue to experience reduced operating income from certain of our contract-leasing activities or for any other reason, our ability to utilize our Revolving Credit Facility may be limited and we may require additional investments in our capital stock to maintain our financial ratios within applicable limits. Furthermore, failure to maintain our financial ratios pursuant to our Revolving Credit Facility would constitute an event of default, allowing the lenders under our Revolving Credit Facility to declare the entire balance of any and all sums payable under the Revolving Credit Facility immediately due and payable. After the spin-off we will not be able to rely on advances from SEACOR to fund acquisitions of equipment, to repay debt or to help us maintain compliance with our Revolving Credit Facility.
As of September 30, 2012, we had unfunded capital commitments of $138.7 million, primarily under agreements to purchase helicopters. Approximately $15.9 million is payable in 2012 with the remaining commitments payable in 2013 through 2016. Approximately $125.0 million of these commitments may be terminated without further liability to us other than aggregate liquidated damages of $3.3 million. In addition, we had outstanding options to purchase up to an additional five AW139 medium helicopters and five AW189 medium helicopters. If these options are exercised, the helicopters will be delivered in 2013 through 2016. We expect to finance the remaining acquisition costs through a combination of cash on hand, cash provided by operating activities and borrowings under our Revolving Credit Facility.
Cash Flows
Summary of Cash Flows

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(in thousands)
Cash provided by (used in):
Operating Activities	$(7,091)	$23,227	$40,930	$83,743	$57,234
Investing Activities	(94,875)	(87,934)	(149,089)	(132,549)	(64,116)
Financing Activities	31,463	64,752	183,094	46,963	9,386
Effect of Exchange Rate Changes on Cash and Cash Equivalents	613	751	489	(1,768)	(1,396)
Net Increase (Decrease) in Cash and Cash Equivalents	$(69,890)	$796	$75,424	$(3,611)	$1,108
Cash Flows from Operating Activities
Cash flows used in operating activities increased by $30.3 million during the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011. Cash flows provided by operating activities decreased by $42.8 million during the year ended December 31, 2011 compared with the year ended December 31, 2010. Cash flows provided by operating activities increased by $26.5 million during the year ended December 31, 2010 compared with the year ended December 31, 2009. The components of cash flows provided by operating activities during the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 were as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(in thousands)
Operating income before depreciation and gains on asset dispositions and impairments, net	$49,903	$54,739	$63,548	$62,335	$66,316
Changes in operating assets and liabilities before interest and income taxes	(52,715)	(3,477)	(8,977)	327	(11,893)
Dividends received from 50% or less owned companies	(16)	162	1,236	—	—
Interest paid, excluding capitalized interest	(6,269)	(19,766)	(24,524)	(21,516)	(20,341)
Benefit on net tax operating losses purchased by SEACOR	—	—	18,236	47,016	30,346
Income taxes paid, net of refunds	(44)	(1,169)	(557)	(65)	(176)
SEACOR management fees	(1,500)	(7,476)	(8,799)	(4,550)	(5,481)
Other	3,550	214	767	196	(1,537)
Total cash flows provided by operating activities	$(7,091)	$23,227	$40,930	$83,743	$57,234

Operating income before depreciation and gains on asset dispositions and impairments, net was $4.8 million lower in the nine months ended September 30, 2012 compared with the nine months ended September 30, 2011, primarily due to a $15.1 million decrease in contract-leasing revenues, a $3.5 million reduction in operating revenues from air medical services, a $3.2 million increase in personnel costs, a $7.1 million increase in administrative and general expenses due primarily to the recognition of previously deferred legal and professional expenses, $3.0 million increase in other operating expenses primarily due to $1.9 million receipt of insurance proceeds in the period ended September 30, 2011, and a $1.5 million increase in insurance expense, all of which were offset by a $24.1 million increase in revenues from U.S. Gulf of Mexico activity, and a $4.4 million reduction in repairs and maintenance due to the recognition of vendor credits.
Operating income before depreciation and gains on asset dispositions and impairments, net was $1.2 million higher in the year ended December 31, 2011 compared with the year ended December 31, 2010, primarily due to a $15.2 million increase in revenues from contract-leasing activities and a $6.7 million increase in revenues from U.S. Gulf of Mexico activity related to search and rescue and fuel billings offset by a $10.5 million decline in revenues due to decreased activity in support of the Oil Spill Response, an increase in repair and maintenance costs of $5.6 million and higher fuel costs of $5.0 million.
Operating income before depreciation and gains on asset dispositions and impairments, net was $4.0 million lower during the year ended December 31, 2010 compared with the year ended December 31, 2009, primarily due to $2.1 million of higher administrative wage and benefit costs and the 2009 reversal of a $1.6 million provision for doubtful accounts following its collection.
During the nine months ended September 30, 2012, changes in operating assets and liabilities before interest and income taxes used cash flows of $52.7 million primarily due to the settlement of outstanding SEACOR advances in February 2012 as described in “Certain Relationships and Related Party Transactions.”
During the year ended December 31, 2011, changes in operating assets and liabilities before interest and income taxes used cash flows of $9.0 million primarily due to increases in working capital due to the settlement of derivative positions and the addition of helicopters placed in power-by-hour maintenance programs.
During the year ended December 31, 2009, changes in operating assets and liabilities before interest and income taxes used cash flows of $11.9 million primarily due to increases in working capital as additional helicopters were placed in power-by-hour maintenance programs.
Cash Flows from Investing Activities
During the nine months ended September 30, 2012, net cash used in investing activities was $94.9 million primarily as follows:

•	Capital expenditures were $91.2 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the disposition of property and equipment were $4.9 million.

•	Investments in 50% or less owned companies, net of returns, were $11.9 million.

•	Net principal receipts from third party notes receivable were $2.7 million.
During the year ended December 31, 2011, net cash used in investing activities was $149.1 million primarily as follows:

•	Capital expenditures were $158.9 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the disposition of property and equipment were $26.0 million.

•	Cash settlements on derivative transactions, net were $6.1 million.

•	Investments in, and advances to, 50% or less owned companies were $21.8 million.
During the year ended December 31, 2010, net cash used in investing activities was $132.5 million primarily as follows:

•	Capital expenditures were $130.8 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the disposition of property and equipment were $0.9 million.

•	Investments in, and advances to, 50% or less owned companies were $3.2 million.

•	Returns of investments and advances from 50% or less owned companies were $1.0 million.
During the year ended December 31, 2009, net cash used in investing activities was $64.1 million primarily as follows:

•	Capital expenditures were $90.8 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the dispositions of property and equipment were $26.0 million.

•	Returns of investments and advances from 50% or less owned companies were $0.9 million.

•	Net principal receipts from third-party notes receivable were $0.9 million.
Cash Flows from Financing Activities
Prior to entering into our Revolving Credit Facility on December 22, 2011, we participated in a cash management program whereby certain of our operating and capital expenditures were funded through advances from SEACOR and certain cash collections of ours were forwarded to SEACOR. Our cash flows from financing activities were therefore primarily the result of the net cash advances received from SEACOR and vary primarily based on the timing of our capital expenditures.
During the nine months ended September 30, 2012, net cash received from financing activities was $31.5 million, which included proceeds from borrowings under our Revolving Credit Facility of $38.0 million, proceeds from the issuance of Series B preferred stock of $100.0 million, repayments under our Revolving Credit Facility of $100.0 million and scheduled payments on long-term debt of $2.1 million.
During the year ended December 31, 2011, net cash received from financing activities was $183.1 million, which included repayments to SEACOR of $63.2 million, proceeds from borrowings under our Revolving Credit Facility of $249.0 million, net of $3.0 million of transaction costs, and scheduled payments on long-term debt of $2.7 million.
During the year ended December 31, 2010, net cash received from financing activities was $47.0 million, of which $8.4 million was the result of advances from SEACOR and $38.7 million was for the issuance of secured bank debt to finance the acquisition of two helicopters.
During the year ended December 31, 2009, net cash received from financing activities was $9.4 million, all of which was the result of advances from SEACOR.
Senior Secured Revolving Credit Facility
On December 22, 2011, we entered into a $350.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) that matures in December 2016. After giving effect to the issuance of the Senior Notes and the use of proceeds therefrom, the Revolving Credit Facility provides us with the ability to borrow up to $200.0 million with sub-limits of up to $50.0 million for letters of credit and up to $25.0 million for swingline advances, subject to the terms and conditions specified in the Revolving Credit Facility. Under certain circumstances the borrowing capacity under the Revolving Credit Facility may be increased by up to an additional $100.0 million. Our actual borrowing capacity under the Revolving Credit Facility is limited by our ability to comply with the financial ratios described below under “—Covenants.” After giving effect to the issuance of the Senior Notes and the Series B Exchange, based on our RC Leverage Ratio, we had the ability to borrow an additional $52.7 million under the facility.

Guarantees and Security
Our obligations under the Revolving Credit Facility are guaranteed by our wholly-owned U.S. subsidiaries. In general, our borrowings and other obligations under our Revolving Credit Facility and related loan documents, and the guaranty obligations of the guarantors, are secured, subject to certain exceptions, by substantially all of our and the guarantors tangible and intangible assets (including, without limitation, helicopters).
Interest
Borrowings under our Revolving Credit Facility bear interest at a rate per annum equal to, at our election, either a “base rate” or LIBOR, as defined, plus an applicable margin. The “base rate” is defined as the highest of: (a) the Prime Rate, as defined; (b) the Federal Funds Effective Rate, as defined, plus 50 basis points; or (c) a daily LIBOR for a one-month interest period, as defined, plus the difference between the Applicable Margin for LIBOR Advances, as defined, and the Applicable Margin for Base Rate Advances, as defined. The applicable margin is based on our ratio of funded debt to EBITDA, as defined, and ranges from 100 to 200 basis points on the “base rate” margin and 210 to 335 basis points on the LIBOR margin. The applicable margin as of September 30, 2012, was 140 basis points on the “base rate” margin and 260 basis points on the LIBOR margin. In addition we are required to pay a quarterly commitment fee based on the average unfunded portion of the committed amount at a rate based on our ratio of funded debt to EBITDA, as defined, that ranges from 25 to 70 basis points. As of September 30, 2012 the commitment fee was 50 basis points.
Covenants
Our Revolving Credit Facility contains a number of affirmative and negative covenants, including limitations on the incurrence of additional indebtedness, liens, asset sales, distributions, mergers, consolidations, investments, transactions with affiliates, negative pledges, compliance with certain material documents, acquisitions, change of control, ERISA events, perfection and priority of collateral, solvency, and matters related to helicopters (including covenants related to registration and de-registration events, purchase of additional helicopters, visitation rights and maintenance and repair, and loss, destruction or requisition). In addition, our Revolving Credit Facility prohibits the payment of dividends on our common stock until December 22, 2012. Generally, dividends thereafter on our common stock and at all times on our preferred stock may be declared and paid quarterly provided we are in compliance with the various covenants of our Revolving Credit Facility. In addition, the dividend amount in the case of our common stock, may not exceed 20% of our net income for the previous four consecutive quarters and in the case of our preferred stock, at least $50.0 million must be available under our Revolving Credit Facility after such payments are made.
Our Revolving Credit Facility requires us to maintain certain financial ratios, including a minimum interest coverage ratio of 3.0 to 1.0; maximum funded debt to EBITDA ratio of 5.0 to 1.0 (increased from 4.0 to 1.0 as a result of the issuance of the Senior Notes); a maximum funded debt to the value of all owned helicopters ratio of 60%; a minimum of the aggregate value of mortgaged helicopters, accounts receivable and inventory to funded debt of 120%; and a minimum of the aggregate value of U.S. registered helicopters of 60% of the aggregate value of all mortgaged helicopters. We are also required to maintain a maximum secured funded debt to EBITDA ratio of 3.0 to 1.0 through December 31, 2012 and 2.5 to 1.0 thereafter.
Events of Default
The Revolving Credit Facility contains events of default including: nonpayment of principal, interest or other amounts when due; inaccuracy in any material respect of the representations and warranties made by us or the guarantors; defaults in the performance of specified covenants; cross-defaults with certain other indebtedness; certain judgments are made or ordered; the occurrence of certain bankruptcy or insolvency events; and the occurrence of a Change of Control or Material Adverse Change (as defined in the Revolving Credit Agreement).
Generally, upon the occurrence and during the continuance of an event of default under the Revolving Credit Facility, the lenders' obligations to make the facility available ceases and the lenders may, by notice to us, terminate their commitments and declare all loans and other obligations under the facility immediately due and payable. A bankruptcy or insolvency event of default causes all loans under the facility automatically to become due and payable. Following the occurrence of an event of default, the administrative agent for the benefit of the lenders may take possession of and/or sell the collateral securing the borrowing and other obligations of us and the guarantors under the facility.

Senior Notes

On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of 7.750% Senior Notes to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act. The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under our Revolving Credit Facility. In connection with the Senior Notes Offering, we permanently reduced the borrowing capacity under that facility from $350.0 million to $200.0 million.
The Senior Notes are governed by an indenture dated as of December 7, 2012 between us, the guarantors named therein and Wells Fargo Bank, National Association, as trustee.
We may redeem the Senior Notes at any time and from time to time on or after December 15, 2017 at the applicable redemption prices set forth in the indenture, plus accrued and unpaid interest if any, to the redemption date. Prior to December 15 , 2017, we may also redeem the Senior Notes, in whole or in part, at a redemption price based on a “make-whole” premium plus accrued and unpaid interest if any, to the redemption date. In addition, at any time on or prior to December 15, 2015, we may redeem up to 35% of the Senior Notes at a redemption price equal to 107.750% of their principal amount, plus accrued and unpaid interest if any, to the redemption date, using the proceeds of certain equity offerings.
In connection with the sale of the Senior Notes, we entered into a registration rights agreement (the “Registration Rights Agreement”), dated December 7, 2012, with the initial purchasers. Under the Registration Rights Agreement, we agreed, among other things, to use our commercially reasonable efforts to cause an exchange offer registration statement to become effective within 180 days of the consummation of the spin-off and to consummate an exchange offer within 30 days after such effectiveness or to cause a shelf registration statement covering the resale of the Senior Notes to be declared effective within specified periods. We will be required to pay additional interest on the Senior Notes if we fail to timely comply with our obligations under the Registration Rights Agreement until such time as we comply.
Guarantees
The payment of principal, interest and premium (if any) on the Senior Notes is unconditionally guaranteed on a general unsecured and unsubordinated basis by all of our wholly-owned existing U.S. subsidiaries that are guarantors under our Revolving Credit Facility.
Maturity and Interest
The Senior Notes will mature on December 15, 2022. The Senior Notes bear interest at a rate of 7.750% per annum, payable semi-annually in arrears on each June 15 and December 15 of each year, beginning on June 15, 2013.
Covenants
The indenture governing the Senior Notes contains covenants that restrict our and our subsidiaries' ability to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries' ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of their assets.
In addition, upon a specified change of control trigger event or a specified asset sales, we may be required to offer to repurchase the Senior Notes.
Events of Default
The indenture governing the Senior Notes provides for customary events of default including, without limitation: (i) payment defaults, (ii) covenant defaults, (iii) cross-acceleration to certain other indebtedness in excess of specified amounts, (iv) certain events of bankruptcy and insolvency or (v) judgment defaults in excess of specified amounts.

Short and Long-Term Liquidity Requirements
Current economic conditions have continued to disrupt the credit markets. To date, our liquidity has not been materially impacted by the current credit environment and management does not expect that we will be materially impacted in the near future. We anticipate that we will generate positive cash flows from operations and that these cash flows will be adequate to meet our working capital requirements. However, during the nine months ended September 30, 2012, our cash used in operations was $7.1 million due to the settlement of outstanding SEACOR advances in February 2012 as described in “Certain Relationships and Related Party Transactions.” To support our capital expenditure program and/or other liquidity requirements, we may use operating cash flow, cash balances or proceeds from sales of assets, issue debt or equity, borrow under our Revolving Credit Facility or any combination thereof.
Our availability of long-term financing is dependent upon our ability to generate operating profits sufficient to meet our requirements for working capital, capital expenditures and a reasonable return on investment. We believe that earning such operating profits will permit us to maintain our access to favorably priced financing arrangements. Management will continue to closely monitor our liquidity and the credit markets.
Off-Balance Sheet Arrangements
On occasion, we and our partners will guarantee certain obligations on behalf of our joint ventures. As of September 30, 2012, we had no such guarantees in place.
Contractual Obligations and Commercial Commitments
The following table summarizes our contractual obligations and their aggregate maturities as of December 31, 2011 (in thousands):

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Contractual Obligations:
Long-term Debt (1)	$332,342	$12,005	$23,747	$296,590	$—
Capital Purchase Obligations (2)	101,413	60,621	—	40,792	—
Operating Leases (3)	13,971	1,987	3,809	3,428	4,747
Purchase Obligations (4)	4,655	4,655	—	—	—
Other (5)	2,318	1,942	334	42	—
	$454,699	$81,210	$27,890	$340,852	$4,747
____________________

1.
Maturities of our borrowings and interest payments pursuant to such borrowings are based on contractual terms. As of September 30, 2012, the amount of our contractual commitments for long-term debt was $252.6 million. The amount does not give effect to the completion of the offering of the Senior Notes, the net proceeds of which were used to repay $190.0 million of borrowings under the Revolving Credit Facility, which will result in annual cash payments of $15.5 million and the full principal amount of $200.0 million payable at maturity in December 2022. The amount also does not give effect to the $50.0 million drawn under the Revolving Credit Facility for the Series B Exchange.

2.
Capital purchase obligations represent commitments for the purchase of property and equipment as of December 31, 2011. Such commitments relate to orders we had placed as of December 31, 2011 for 12 new helicopters, consisting of one EC225 heavy helicopter, four AW139 medium helicopters, five AW169 light twin helicopters and two Eurocopter EC135 light twin helicopters. These commitments are not recorded as liabilities on our consolidated balance sheet as of December 31, 2011, as we had not yet received the goods or taken title to the property. As of September 30, 2012, we had capital purchase obligations for the purchase of two AW139 medium helicopters, five AW169 light twin helicopters and five AW189 medium helicopters. The AW139 helicopters are scheduled to be delivered in 2012 and the AW189 helicopters are scheduled to be delivered in 2014 and 2015. Delivery dates for the AW169 helicopters have yet to be determined. As of September 30, 2012, our unfunded commitments under the agreements to purchase these helicopters totaled $138.7 million, of which $125.0 million may be terminated without further liability other than liquidated damages of $3.3 million in the aggregate.

3.	Operating leases primarily include leases of helicopters and other property that have a remaining term in excess of one year.

4.
Purchase obligations primarily include purchase orders for helicopter inventory and maintenance as of December 31, 2011. These commitments are for goods and services to be acquired in the ordinary course of business and are fulfilled by our vendors within a short period of time.

5.	Other primarily includes deferred compensation arrangements.
Qualitative and Quantitative Disclosures about Market Risk
We have entered into and settled positions in Euro-based forward currency exchange contracts designated as fair value hedges for capital purchase commitments. As of September 30, 2012, there were no forward currency exchange contracts designated as fair value hedges as all of the contracts matured or were dedesignated and we settled those contracts with SEACOR. As of September 30, 2012, we had capital purchase commitments of €107.6 million ($138.3 million). An adverse change of 10% in the underlying foreign currency exchange rate would increase the U.S. Dollar equivalent of the non-hedged purchase commitment by $13.8 million.
We had $190.0 million of variable rate borrowings under the Revolving Credit Facility, based on LIBOR as of September 30, 2012, under the Revolving Credit Facility. The average borrowing rate under the facility at September 30, 2012 was 3.2%. A 10% increase in LIBOR would result in additional annual interest expense of $0.1 million, net of tax.
As of September 30, 2012, excluding debt outstanding under our Revolving Credit Facility, we had $33.8 million of variable rate debt due in 2015. These instruments bear a variable interest rate that resets every three months and is computed as the three-month LIBOR rate at the date of each reset plus 260 basis points. The interest rates reset quarterly. As of September 30, 2012, the interest rate on these borrowings was 2.98%. A 10% increase in the underlying LIBOR would raise the rate to 3.02%, reflecting a corresponding increase to gross interest expense of $13,000. In addition, as of September 30, 2012, we had interest rate swap agreements with a notional value of $31.8 million. These agreements call for us to pay a fixed interest rate ranging from 1.67% to 1.83% and receive interest payments based on LIBOR. As of September 30, 2012, we had a liability of $1.1 million having marked to market our positions in these interest rate swap agreements.
Effects of Inflation
Our operations expose us to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

BUSINESS
Our Business
We are one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the U.S., which is our primary area of operations. In the nine months ended September 30, 2012, approximately 56% and 17% of our total operating revenues were earned in the U.S. Gulf of Mexico and Alaska, respectively. We also provide helicopters and related services to third-party helicopter operators in other countries. In addition to our U.S. customers, we currently have customers in Brazil, Canada, Denmark, India, Indonesia, Mexico, Norway, Spain, Sweden and the United Kingdom. Our helicopters are primarily used to transport personnel to, from and between offshore installations, drilling rigs and platforms.
The primary users of our helicopter services are major integrated and independent oil and gas companies, including Anadarko, Shell and Petrobras America, and the U.S. government. In the nine months ended September 30, 2012 and the year ended December 31, 2011, approximately 63% and 55% of our operating revenues, respectively, were derived from helicopter services, including emergency search and rescue services, provided to clients primarily involved in oil and gas activities. In addition to serving the oil and gas industry, we provide helicopters under contract-lease, air medical services, firefighting support and Alaska flightseeing tours, among other activities. Historically, our operations have primarily served the U.S. offshore oil and gas industry. We have initiated efforts to reduce our dependence on that market and take advantage of the mobility and versatility of our helicopters in order to expand into other geographic regions.
We own and operate three classes of helicopters:

•
Heavy helicopters, which have twin engines and a typical passenger capacity of 19, are primarily used in support of the deepwater offshore oil and gas industry, frequently in harsh environments or in areas with long distances from shore, such as those in the U.S. Gulf of Mexico, Brazil, Australia and the North Sea. Heavy helicopters are also used to support search and rescue operations.

•
Medium helicopters, which mostly have twin engines and a typical passenger capacity of 11 to 12, are primarily used to support the offshore oil and gas industry, search and rescue services, air medical services, firefighting activities and corporate uses.

•
Light helicopters, which may have single or twin engines and a typical passenger capacity of four to nine, are used to support a wide range of activities, including the shallow water oil and gas industry, the mining industry, power line and pipeline surveying, air medical services, tourism and corporate uses.

The following table identifies the types of helicopters that comprise our fleet and the number of those helicopters in our fleet as of September 30, 2012. “Owned” are those helicopters owned by us. “Joint Ventured” are those helicopters owned by entities in which we have an interest of 50% or less. “Leased-in” are those helicopters leased-in under operating leases. “Managed” are those helicopters that are owned by non-affiliated entities and operated by us for a fee.

	Owned(1)	Joint Ventured	Leased-in	Managed	Total(2)	Max Pass.(3)	Cruise Speed (mph)	Approx. Range (miles)	Average Age(4) (years)
Heavy:
EC225	10	—	—	—	10	19	162	582	3
Total Heavy	10	—	—	—	10				3
Medium:
AW139	31	1	—	—	32	12	173	426	3
Bell 212	13	—	—	—	13	11	115	299	34
Bell 412	6	—	—	—	6	11	138	352	31
S76 A/A++	6	—	1	1	8	12	155	348	26
S76 C/C++	8	—	—	2	10	12	161	348	6
Total Medium	64	1	1	3	69				15
Light—twin engine:
A109	7	—	—	2	9	7	161	405	6
BK-117	—	—	4	4	8	9	150	336	N/A
EC135	17	—	2	—	19	7	138	288	4
EC145	3	—	—	2	5	9	150	336	4
Total Light—twin engine	27	—	6	8	41				5
Light—single engine:
A119	17	7	—	—	24	7	161	270	6
AS350	35	—	—	—	35	5	138	361	16
Total Light—single engine	52	7	—	—	59				12
Total Helicopters	153	8	7	11	179				11
___________________________

(1)	Excludes two BO-105s removed from service.

(2)
As of September 30, 2012, we had commitments to purchase 12 new helicopters, consisting of two AW139 medium helicopters, five AW169 light twin helicopters and five AW189 medium helicopters, which are not reflected in the table above. In addition, we had outstanding options to purchase up to an additional five AW139 medium helicopters and five AW189 medium helicopters. See “Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “—Contractual Obligations and Financial Commitments.”

(3)	In typical configuration for our operations.

(4)	Reflects the average age of helicopters that are owned by us.
In recent years we have developed helicopter contract-leasing opportunities to enter developing international markets. We contract-lease to third parties and foreign affiliates. We typically own a less than 50% interest in the foreign affiliates and their financial results are not consolidated with our financial results. These third parties and affiliates in turn provide helicopter services to clients in their local markets. Under our contract-lease arrangements, operational responsibility is normally assumed by the lessee, which results in lower investment costs for overseas infrastructure. In certain countries, where we believe it is beneficial to access the local market for offshore helicopter support, we have entered into joint venture relationships. In July 2011, we acquired a 50% economic interest and 20% voting interest in Aeróleo, a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry. As of September 30, 2012, we had on contract-lease eleven helicopters to this affiliate and provide support through the supply of spare parts, logistical aid and maintenance support. Recently Aeróleo has experienced operating difficulties. In July 2011, Aeróleo received notice that it was successful in its bid to place four AW139 helicopters on five year contracts with Petrobras Brazil. In turn, Aeróleo entered into contract-leases with us for four AW139 helicopters for a term of one year with four annual renewal options and the helicopters were mobilized to Brazil. In August 2011, Petrobras Brazil cancelled the award for Aeróleo's AW139 helicopters in response to an accident Petrobras Brazil experienced with an AW139 helicopter on contract with it from one of our competitors. As a result, four of our AW139 helicopters under contract-lease to Aeróleo were idle from August 2011 until late November 2012, at which time we executed contracts with Petrobras Brazil and it began to utilize the helicopters as a result of an emergency tender issued by Petrobras Brazil due to the suspension of use of EC225 helicopters. For further information see “Management’s Discussion and Analysis of Results of Operation and Financial Condition—Offshore Oil and Gas Support” and “—Contract-Leasing.” We also hold a 51% interest in Lake Palma, a joint venture that leases helicopters to FAASA, a Spain-based firefighting operator.

We provide a number of additional services through joint ventures that complement our core chartering and contract-leasing activities. We hold a 50% interest in our Dart joint venture, which is a sales and manufacturing organization based in Canada that engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. We also hold a 50% interest in Era Training Center, a joint venture based in Lake Charles, Louisiana, that provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies.
Safety Record
The safety of our passengers and the maintenance of a safe working environment for our employees is our number one operational priority. Our customers subject our operations to regular audits and evaluate us based on our safety record and operational fitness, and we believe our attention to safety is a critical element in obtaining and retaining customers.
We believe we have an excellent safety record and a strong safety culture throughout our organization. We have implemented a safety program that includes, among many other features, (i) transition and recurrent training using flight training devices, (ii) an FAA approved flight operational quality assurance program and (iii) health and usage monitoring systems, otherwise known as HUMS, which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet.
Competitive Strengths
We believe the following are our key competitive strengths:
Blended operating and contract-leasing business model—We believe, based on our industry experience and understanding of the business models of our competitors, the combination of operating helicopters and contract-leasing helicopters to other operators is a distinctive business model in the helicopter services industry. We believe our operating business in the U.S. provides a benefit when offering helicopters to operators outside the U.S. because our U.S. operations are able to serve as a support center for non-U.S. clients. Our contract-leasing activities, which accounted for approximately 20% and 28% of our revenues in the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, enable us to reach additional geographic markets, benefit from more diverse uses for our helicopters and maintain higher utilization than if we had not conducted contract-leasing activities. In addition, we can penetrate these markets without the cost associated with setting up a full service, proprietary operation. We also offer operational support, training, maintenance and access to our inventory of spare parts.
Our diverse and modern fleet—We have one of the largest U.S.-based helicopter fleets and one of the largest fleets of helicopters operating on a global basis. We own or lease 12 different models of helicopters, including heavy, medium, light twin engine and light single engine helicopters. As of September 30, 2012, 131 of our helicopters were located in the U.S. and 48 in international markets. As of September 30, 2012, we had placed orders for 12 new helicopters and had outstanding options to purchase up to an additional 10 helicopters. We believe our size allows us to purchase helicopters and spare parts on attractive terms. Since 2004, we have invested over $900.0 million to purchase over 120 helicopters and have sold or otherwise divested 80 helicopters, allowing us to upgrade our fleet's capabilities and reduce the average age of our owned fleet to 11 years.
Asset ownership model—We generally prefer to own, rather than lease, our helicopters because of the additional flexibility and the attractive return potential provided by ownership due to the significant asset value retention of helicopters. As of September 30, 2012, we owned 161 helicopters, either directly or through joint ventures, representing 90% of our total fleet. Helicopters have extended useful lives with various uses across multiple end markets and generally retain a significant amount of their value over their useful lives. Since helicopter components are replaced on a regular basis after a certain number of flight hours, we are consistently installing new components to maintain our fleet. Since SEACOR's acquisition of Era Aviation, Inc. in 2004, we have sold over 70 helicopters for aggregate sale proceeds that exceeded original acquisition costs by over $25.0 million and for an aggregate gain of more than $51.0 million over book value at the time of sale.
Long-term customer relationships—We have longstanding relationships with many of our key oil and gas industry customers and international clients. Our customers include major oil and gas companies, such as Anadarko, Shell and Petrobras America. We also have a long-term relationship with the Bureau of Safety and Environmental Enforcement (“BSEE”), a division of the U.S. Department of the Interior, which accounted for 9.4% and 7.2% of revenues for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively. Effective February 2012, we entered into a new contract with BSEE with an initial term of five years that is subject to annual renewal. We believe that our level of service, our technologically advanced fleet and our focus on safety have helped us establish and maintain our long-term customer relationships.
High quality workforce—Our pilots average over 6,800 hours of flight experience, and a significant number of them are qualified to operate more than one type of helicopter. Our mechanics average over 16 years of experience and receive ongoing training from both helicopter manufacturers and our in-house team of professional instructors, which we believe allows us to differentiate ourselves from smaller competitors.
Strong, experienced leadership team—Our senior management team has a broad range of domestic and international experience in the aviation industry. We believe this team has a proven track record of managing assets through market cycles and identifying, acquiring and integrating assets while maintaining efficient operations. Our management team has also been successful in maintaining strong relationships with our customers.
Strategy
Our goal is to be a leading, cost effective global provider of helicopter transport and related services. The following are our key business strategies:
Expand into new and growing geographic markets—We believe there are significant opportunities in offshore oil and gas markets outside of the U.S., and we continually seek to access these growth markets. In July 2011, we acquired an interest in Aeróleo, a Brazilian company servicing the Brazilian offshore oil and gas industry and to which we contract-lease helicopters and provide support services. We also have working relationships with operators in Africa, Asia and Australia. We believe that several of these markets are underserved by larger multinational helicopter operators and, as a result, provide us with opportunities for growth.
Further develop contract-leasing opportunities—We believe contract-leasing helps to provide a source of revenues and cash flow and access to emerging, international oil and gas markets. We believe customers look to us for helicopter contract-leasing because of our modern, efficient fleet, with a selection of helicopter models to meet their needs. We intend to continue to develop and grow our participation in international markets, where the fundamentals for helicopter demand are favorable, particularly to service offshore deepwater installations and new areas of exploration. We believe that the market for contract-leasing will continue to grow as smaller operators in developing areas prefer the limited financial commitments of contracting equipment over purchasing, which has become increasingly difficult for them given the reduction in capital made available from financial institutions to these smaller operators. Under certain circumstances, we may elect to establish our own operations or acquire operating certificates if we believe there is sufficient opportunity in a market to warrant the cost and effort of us offering and overseeing a full-service operation.
Continue to expand and upgrade our versatile fleet—We regularly review our asset portfolio by assessing market conditions and changes in our customers' demand for different helicopter models. We buy, sell and lease out equipment in the ordinary course of our business. As offshore oil and gas drilling and production move to deeper water in most parts of the world, we believe more heavy and medium helicopters may be required in the future. We believe our strong relationships with the OEMs will help us maintain an asset base suitable for use within our own operations and for contract-leasing to other operators. In addition, we intend to continue to pursue opportunities to realize value from our fleet's versatility by shifting assets between markets when circumstances warrant.
Continue to selectively diversify sources of earnings and cash flow—Where attractive opportunities exist, we seek to diversify into related markets. One of our joint ventures, Dart, engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators and distributes parts and accessories on behalf of other manufacturers. Another joint venture, Era Training, provides instruction, flight simulator and other training to our employees, pilots working for other helicopter operators, including our competitors and government agencies.
Pursue joint ventures and strategic acquisitions—Over the last few years, in addition to expanding and diversifying our fleet, we have grown our business and entered new markets through joint ventures. Since 2004, we have entered into six joint ventures and partnering arrangements, including Aeróleo, Dart, Era do Brazil LLC, Era Training, Heli-Union Era Australia Pty Ltd. and Lake Palma. We regularly seek to identify potential joint venture opportunities, as well as pursue strategic acquisitions when available. For instance, in 2007 we acquired the air medical services operations of Keystone Helicopter Corporation, which we successfully integrated into our operations.
We will continue to build upon the expertise, relationships and buying power in our operating businesses to develop other business opportunities and sources of revenue.
Equipment and Services
As of September 30, 2012, we owned or operated a total of 179 helicopters, consisting of ten heavy helicopters, 69 medium helicopters, 41 light twin engine helicopters and 59 light single engine helicopters. As of September 30, 2012, we had commitments to purchase 12 new helicopters, consisting of two AW139 medium helicopters, five AW169 light twin helicopters and five AW189 medium helicopters. The AW139 medium helicopters are scheduled to be delivered in 2012 and the AW189 medium helicopters are scheduled to be delivered in 2014 and 2015. Delivery dates for the AW169 light twin helicopters have yet to be determined. In addition, we had outstanding options to purchase up to an additional five AW139 medium helicopters and five AW189 medium helicopters. If these options are exercised, the helicopters will be delivered beginning in 2013 through 2016.
The management of our global helicopters involves a careful evaluation of the expected demand for helicopter services across global oil and gas markets, including the type of helicopter needed to meet this demand. As offshore oil and gas drilling and production globally moves to deeper water, more medium and heavy helicopters and newer technology helicopters may be required. Our orders and options to purchase helicopters are primarily for medium helicopters. These capital commitments reflect our effort to meet customer demand for helicopters suitable for the deepwater market.
Medium and heavy helicopters fly longer distances at higher speeds and can carry heavier payloads than light helicopters and are usually equipped with sophisticated avionics permitting them to operate in more demanding weather conditions and difficult climates. Medium and heavy helicopters are most commonly used for crew changes on large offshore production facilities and drilling rigs servicing the oil and gas industry. They are the preferred helicopter in international offshore markets, where facilities tend to be larger, the drilling locations more remote, and onshore infrastructure more limited.
In recent years we have developed helicopter contract-leasing opportunities to enter developing international markets. We contract-lease to third parties and foreign affiliates in which we typically own a less than 50% percent interest and whose financial results are not consolidated with our financials. These third parties and affiliates in turn provide helicopter services to clients in their local markets. Under our contract-lease arrangements, operational responsibility is normally assumed by the lessee, which results in lower investment costs for overseas infrastructure. In certain countries, where we believe it is beneficial to access the local market for offshore helicopter support, we have entered into joint venture relationships. In July 2011, we acquired a 50% economic interest and 20% voting interest in Aeróleo, a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry. As of September 30, 2012, we had on contract-lease eleven helicopters to this affiliate and provide support through the supply of spare parts, logistical aid, and maintenance support. Recently this affiliate has experienced operating difficulties. For further information see “Management's Discussion and Analysis of Results of Operation and Financial Condition—Offshore Oil and Gas Support” and “—Contract-Leasing.” We also hold a 51% interest in Lake Palma, a joint venture that leases helicopters to FAASA, a Spain-based firefighting operator.
In the U.S., we provide and operate helicopters under contracts using an FAA issued Part 135 Air Operator’s Certificate (“AOC”) for a variety of activities, which are primarily offshore oil and gas exploration, development and production; air medical services; firefighting; flightseeing tours; and emergency response search and rescue. For contracts in the U.S., we are required to provide a complete support package including flight crews, helicopter maintenance and management of flight operations.
In international markets, helicopters are typically operated using another operator’s AOC, frequently through contract-leases under which our customers handle all the operational support. Certain other international contracts require us to provide more limited operational support, which typically consists of pilot training and/or helicopter maintenance.
We provide a number of additional services through joint ventures that complement our core chartering and contract-leasing activities. We hold a 50% interest in our Dart joint venture, which is a sales and manufacturing organization based in Canada that engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. We also hold a 50% interest in Era Training Center, a joint venture based in Lake Charles, Louisiana that provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies.
In Alaska we operate an FBO at Ted Stevens Anchorage International Airport, leasing storage space and selling fuel and other services to a diverse group of general aviation companies and large corporations. In addition, we operate light and medium helicopters on the North Slope and around Prudhoe Bay in support of oil and gas exploration, development and production activities and inland in support of firefighting activities. We also operate light helicopters in a flightseeing operation, primarily in support of the cruise line industry providing passengers with glacier and dog-sled tours from Juneau and Denali.
Our Markets
Our current principal markets for our transportation and search and rescue services to the offshore oil and gas exploration, development and production industry are in the U.S. Gulf of Mexico and Alaska. In addition, we currently conduct our international operations in support of oil and gas exploration, development and production activity, primarily in Brazil, parts of Europe, Asia and Mexico.
U.S. Markets. We are one of the largest suppliers of helicopter services in the U.S. Gulf of Mexico. We operate in the U.S. Gulf of Mexico from 15 bases in the area.
Our client base in the U.S. Gulf of Mexico mostly consists of international, independent and major integrated oil and gas companies. The U.S. Gulf of Mexico is a major offshore oil and gas producing region and the largest oil and gas aviation market in the world. According to PFC Energy in its June 2011 Industry Outlook and Implications for the Helicopter Market presentation, the U.S. Gulf of Mexico has approximately 3,500 production platforms, of which 2,500 have helipads and approximately 1,000 are manned. The deepwater platforms are serviced by medium and heavy helicopters. The shallow water platforms are typically unmanned and are serviced by light helicopters. Among our strengths in this region, in addition to our 15 operating bases, are our advanced proprietary flight-following systems, our Era Training Center training services, our maintenance operations and our search and rescue services.
We also have six operating bases in Alaska, where we also provide support for independent and major integrated oil and gas companies. In addition to supporting oil company activities in the Cook Inlet and along the North Slope of Alaska, we operate an FBO at Ted Stevens Anchorage International Airport, provide summer flightseeing tours and support inland firefighting and mining operations. Despite the remote location of our Alaskan bases, they are strategically located to provide services to our customers. These bases frequently include crew accommodations, hangars and fuel systems, all of which can be otherwise difficult or expensive to secure and maintain in such remote locations.
Our air medical services operations are located primarily in the northeastern U.S. and Florida.
International Markets. We currently conduct our international operations in Brazil and other parts of Latin America, Europe and Asia. The following is a description of international operations. We actively market our services globally.

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Brazil and Latin America—Brazil has one of the largest deepwater offshore exploration and production areas in the world. We hold a 50% economic interest and 20% voting interest in Aeróleo, which we acquired in July 2011. Aeróleo was founded in 1968 to provide logistical air support to the Brazilian oil and gas industry, and has been active mainly in the Campos Basin, the largest offshore oilfield area in Brazil. Aeróleo has a network of seven operating bases distributed strategically in Brazil. As of September 30, 2012, Aeróleo had a fleet of 13 helicopters, of which three EC225 heavy helicopters and eight AW139 medium helicopters are helicopters we contract-lease to Aeróleo. Aeróleo's main customers are Petrobras Brazil and OGX Petroleo e Gas Participacoes S.A. Recently, Aeróleo has experienced operating difficulties. In July 2011, Aeróleo received notice that it was successful in its bid to place four AW139 helicopters on contract with Petrobras Brazil and in turn entered into contract-leases with us for the helicopters and mobilized them to Brazil. In August 2011, Petrobras Brazil cancelled the award and, as a result, four of our AW139 helicopters on contract-lease to Aeróleo were idle from August 2011 until late November 2012, at which time Aeróleo executed contracts with Petrobras Brazil and it began to utilize the helicopters as a result of an emergency tender issued by Petrobras Brazil due to the suspension of use of EC225 helicopters. See “Management's Discussion and Analysis of Results of Operation and Financial Condition—Offshore Oil and Gas Support” and “—Contract-Leasing” and “Risk Factors—We rely on relatively few customers for a significant share of our revenues, the loss of any of which could adversely affect our business, financial condition and results of operations.” We also contract-lease helicopters in Mexico to service the offshore oil and gas industry, and intend on remaining active in this region in the future.

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Europe—We contract-lease helicopters and provide logistics and spare parts support to five operators in Europe. These helicopters are used in Sweden, Norway, Spain, Denmark and the United Kingdom by operators providing search and rescue services, firefighting operations and oil and gas exploration support. We also hold a 51% interest in Lake Palma, a joint venture that leases helicopters to FAASA, a firefighting operator based in Spain.

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Asia—We contract-lease helicopters, conduct training and provide logistics and spares support to several operators in the region. In India and Indonesia, we contract-lease helicopters to operators in the oil and gas industry.

Demand for helicopters in support of the offshore oil and gas exploration, development and production, both in the U.S. and internationally, is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors, including:

•	expectations as to future oil and gas commodity prices;

•	customer assessments of offshore drilling prospects compared with land-based opportunities;

•	customer assessments of cost, geological opportunity and political stability in host countries;

•	worldwide demand for oil and natural gas;

•	the ability of The Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production of non-OPEC countries;

•	the relative exchange rates for the U.S. dollar; and

•	various U.S. and international government policies regarding exploration and development of oil and gas reserves.
Helicopter services to the oil and mining industries in Alaska are provided on a contract or charter basis from bases in Valdez, Anchorage, the Kenai area and Deadhorse. In addition to supporting oil company activities in the Cook Inlet and along the North Slope of Alaska, we operate an FBO at Ted Stevens Anchorage International Airport, provide summer flightseeing tours and support inland firefighting and mining operations. Our air medical services operations are primarily located in the northeastern U.S. and Florida. In addition, we contract-lease helicopters primarily to foreign operators in a number of locations in support of a wide variety of activities, and, in some instances, support their operations with technical assistance, maintenance programs and sourcing of parts.
Customers and Contractual Arrangements
Our principal customers in the U.S. Gulf of Mexico are major integrated and independent exploration and production companies and U.S. government agencies, primarily BSEE. We provide helicopters to BSEE under contract and provide services including the provision of flight crews, helicopter maintenance and management of flight operations. In Alaska, our principal customers are oil and gas companies, mining companies and cruise line passengers. Internationally, we typically contract-lease helicopters to local helicopter companies that operate our helicopters under their operating certificates and retain the operating risk. These companies in turn provide helicopter transportation services to oil and gas companies and other governmental agencies.
During the year ended December 31, 2011, our top ten customers accounted for 59% of total revenues. In 2011, Anadarko Petroleum Corporation and Aeróleo each accounted for 10% or more of our total revenues. In 2010, Anadarko Petroleum Corporation, U.S government agencies and Aeróleo each accounted for 10% or more of our total revenues. In 2009, no single customer accounted for more than 10% of total revenues.
As of December 31, 2011, approximately 53% of our helicopters were utilized in support of customer contracts or services that require us to provide complete operational support. However, in recent years, we have developed contract-leasing opportunities to expand our business, particularly in international markets with local operators that already have regulatory approvals and infrastructure in place. Under these contract-lease arrangements, operational responsibility is normally assumed by the lessee.
We charter the majority of our helicopters primarily through master service agreements, subscription agreements, day-to-day charter arrangements and contract-leases. Master service agreements and subscription agreements typically require a fixed monthly fee plus incremental payments on flight hours flown. These agreements have fixed terms ranging from one month to five years and generally may be canceled upon 30 day’s notice. Day-to-day charter arrangements call for either a combination of a daily fixed fee plus a charge based on hours flown or an hourly rate with a minimum number of hours to be charged. Contract-leases generally run from two to five years with no early cancellation provisions. Services provided under contract-leases can include only the equipment, or can include the equipment, logistical and maintenance support, insurance and personnel, or a combination thereof. The rate structure, as it applies to our oil and gas contracts, typically contains terms that limit our exposure to increases in fuel costs over a pre-agreed level. Fuel costs in excess of these levels are passed through to customers.
Air medical services are provided under contracts with hospitals that typically include either a fixed monthly and hourly rate structure or a fee per completed flight. We operate some air medical contracts pursuant to which we charge a fee per flight, either from a hospital or insurance company.
Other markets include international oil and gas industry support activities, agricultural support and general aviation activities.
With respect to flightseeing helicopters, block space is allocated to cruise lines and seats are sold directly to customers. Our FBO sells fuel on an ad-hoc basis. Training revenues are charged at a set rate per training course and include instructors, training materials and flight or flight simulator time, as applicable.
Competition
The helicopter industry is highly competitive. There are, however, barriers to entry as customers rely heavily on existing relationships, an established safety record, knowledge of site characteristics and access to appropriate facilities. Customers evaluate us against our competitors based on a number of factors, including, price, safety record, reliability of service, availability, adaptability and type of equipment, the availability and flexibility to provide incremental helicopters and different models to those primarily required and operational experience.
We are one of the largest helicopter companies operating in the U.S. Gulf of Mexico and one of the largest operating in Alaska. In the U.S. Gulf of Mexico, we have many competitors, the three largest being: Bristow, PHI, Inc. and Rotorcraft Leasing Company LLC. Several customers in the U.S. Gulf of Mexico operate their own helicopter fleets in addition to smaller companies that offer services similar to ours. In Alaska, we compete against a large number of operators, including Evergreen Helicopters Inc., Petroleum Helicopters, Inc. and Bristow. In Brazil and other international regions where we operate, there could be several major competitors depending on the region. Our primary competitors in Brazil consist of Lider Aviação Holding S.A., OMNI Táxi Aéreo Ltda., Senior Taxi Aéreo Executivo Ltda. and Brazilian Helicopter Services Taxi Aéreo Ltda.
In air medical services, there are several major competitors with fleets dedicated to air medical operations including Air Methods Corporation, PHI, Inc. and Med Trans Air Medical Transportation. We compete against national and regional firms, and there is usually more than one competitor in each local market. In addition, we compete against hospitals that operate their own helicopters and, in some cases, against ground ambulances.
In most instances, an operator must have an acceptable safety record, demonstrated reliability and suitable equipment to bid for work. Among bidders meeting these criteria, customers typically make their final choice based on price and helicopter preference.
Our contract-leasing business competes against financial leasing companies, such as Milestone Aviation and GE Capital.
Regulation
Our operations are subject to significant U.S. federal, state and local regulations, as well as international conventions and the laws of foreign jurisdictions where we operate our equipment or where the equipment is registered. We hold the status of an air carrier under the relevant provisions of Title 49 of the Transportation Code and engage in the operating and contract-leasing of helicopters in the U.S. and as such we are subject to various regulations pursuant to the Transportation Code. We are governed principally by: (i) the economic regulations of the DOT, including Part 298 Registration as an On-Demand Air Taxi Operator approved by the DOT; and (ii) the regulations of the FAA applicable to an FAA Part 135 Air Taxi Certificate holder. The DOT regulates our status as an air carrier, including our U.S. citizenship. The FAA regulates our flight operations and, in this respect, has jurisdiction over our personnel, helicopters, ground facilities and certain technical aspects of our operations. In addition to the FAA, the National Transportation Safety Board is authorized to investigate helicopter accidents and to recommend improved safety standards. We are also subject to the Communications Act of 1934, as amended, because of the use of radio facilities in our operations. Our FBO in Alaska is further subject to the oversight of the Anchorage International Airport.
Helicopters operating in the U.S. are subject to registration and their owners are subject to citizenship requirements under the Federal Aviation Act. This Act requires that before a helicopter may be legally operated in the U.S., it must be owned by “citizens of the U.S.,” which, in the case of a corporation, means a corporation: (i) organized under the laws of the U.S. or of a state, territory or possession thereof, (ii) of which at least 75% of its voting interests are owned or controlled by persons who are “U.S. citizens” (as defined in the Federal Aviation Act and regulations promulgated thereunder), and (iii) of which the president and at least two-thirds of the board of directors and managing officers are U.S. citizens.
We also are subject to state and local regulations including, but not limited to, significant state regulations for our air medical services and search and rescue operations. In addition, our international operations, primarily helicopter contract-leasing and our joint ventures, are required to comply with the laws and regulations in the jurisdictions in which they conduct business.
Environmental Compliance
As more fully described below, our business is subject to federal, state, local and international laws and regulations relating to environmental protection and occupational safety and health, including laws that govern the discharge of oil and pollutants into navigable waters. Such laws include the federal Water Pollution Control Act, also known as the Clean Water Act, which imposes restrictions on the discharge of pollutants to the navigable waters of the U.S. We are also subject to the Coastal Zone Management Act, which authorizes state development and implementation of certain programs to manage water pollution to restore and protect coastal waters. In addition, because our operations generate and, in some cases, involve the transportation of hazardous wastes, we are subject to the Federal Resource Conservation and Recovery Act, which regulates the generation, transportation, treatment, storage and disposal of hazardous and certain non-hazardous wastes. Violations of these laws, along with comparable state and local laws, may result in civil and criminal penalties, fines, injunctions or other sanctions. We are also subject to the Comprehensive Environmental Response, Compensation and Liability Act and certain comparable state laws, which establish strict and, under certain circumstances, joint and several liabilities for specified parties in connection with liability for the investigation and remediation of releases of hazardous materials into the environment and damages to natural resources.
We believe that our operations are currently in material compliance with all environmental laws and regulations. We do not expect that we will be required to make capital expenditures in the near future that are material to our financial position or operations to comply with environmental laws and regulations; however, because such laws and regulations are frequently changing and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these laws and regulations. The recent trend in environmental legislation and regulation is generally toward stricter standards, and it is our view that this trend is likely to continue.
We manage exposure to losses from the above-described laws through our efforts to use only well-maintained, well-managed and well-equipped facilities and equipment and our development of safety and environmental programs, including our insurance program. We believe these efforts will be able to accommodate all reasonably foreseeable environmental regulatory changes. There can be no assurance, however, that any future regulations or requirements or that any discharge or emission of pollutants by us will not have a material adverse effect on our business, financial position or our results of operations.
Safety, Industry Hazards and Insurance
We are committed to safety, and we continually strive to provide safe, reliable and cost-efficient services. As an industry leader, we also look to provide innovative improvements to the overall safety environment in the markets in which we operate. In response to the U.S. Gulf of Mexico’s unique conditions, including limited radio coverage and rapidly changing weather conditions, we established an in-house VHF radio network and offshore weather stations and contributed to the introduction of SATCOM/GPS navigation equipment. These efforts culminated in our receiving industry and FAA recognition for our efforts as a major contributor to the success of the FAA’s Automated Dependent Surveillance—Broadcast (ADS-B) system. This system greatly improves safety through enhanced flight following, communications and weather reporting. We were the first helicopter operator in Alaska to receive approval for Airborne Radar Approaches.
In early 2007, we became the first Part 135 helicopter operator in the U.S. to receive FAA approval for our Flight Operations Quality Assurance (“FOQA”) program. This system monitors a number of flight parameters and flags any diversions from accepted flight profiles. We are also committed to equipping our fleet with health and usage monitoring systems, otherwise known as HUMS which can detect wear and tear on helicopter components before they reach unserviceable condition.
Helicopter operations are potentially hazardous and may result in incidents or accidents. Hazards include adverse weather conditions, collisions, fire and mechanical failures, which may result in death or injury to personnel, damage to equipment, loss of operating revenues, contamination of cargo, pollution and other environmental damages and increased costs. We maintain aviation hull, liability and war risk, general liability, workers compensation and other insurance customary in the industry in which we operate. We also conduct training and safety programs to promote a safe working environment and minimize hazards.
Employees
As of September 30, 2012, we employed 846 individuals, including 289 pilots and 240 mechanics. We consider relations with our employees to be good. None of our employees are covered by collective bargaining agreements.
Facilities
Our executive offices are located in Houston, Texas and we maintain our U.S. Gulf of Mexico regional headquarters in Lake Charles, Louisiana, where we coordinate operations for the entire U.S. Gulf of Mexico, manage the support of our worldwide operations and house our primary maintenance facility and training center. We maintain additional bases in the U.S. Gulf of Mexico near key offshore development sites as well.
In addition, we maintain six operating bases in Alaska, including the regional headquarters in Anchorage and two seasonal locations to support flightseeing activity. Medical services are typically provided from customer-owned facilities.
Seasonality
A significant portion of our operating revenues and profits related to oil and gas industry activity is dependent on actual flight hours. The fall and winter months have fewer hours of daylight, particularly in Alaska and the North Sea, and flight hours are generally lower at these times. In addition, prolonged periods of adverse weather in the fall and winter months coupled with the effect of fewer hours of daylight can adversely impact operating results. In general, the months of December through February in the U.S. Gulf of Mexico and October through April in Alaska have more days of adverse weather conditions than the other months of the year. In the U.S. Gulf of Mexico, June through November is tropical storm season. During tropical storms, we are unable to operate in the area of a storm. However flight activity may increase immediately before and after a storm due to the evacuation and return of offshore workers. The Alaska flight-seeing operation is also seasonal with activity occurring from late May until early September. We have less seasonality in our contract-leasing revenues.
Legal Proceedings
On June 12, 2009, a purported civil class action was filed against SEACOR, Era Group Inc., Era Helicopters LLC and three other defendants (collectively, the “Defendants”) in the U.S. District Court for the District of Delaware, Superior Offshore International, Inc. v. Bristow Group Inc., et al., No. 09-CV-438 (D. Del.). The Complaint alleged that the Defendants violated federal antitrust law by conspiring with each other to raise, fix, maintain or stabilize prices for offshore helicopter services in the U.S. Gulf of Mexico during the period January 2001 to December 2005. The purported class of plaintiffs included all direct purchasers of such services and the relief sought included compensatory damages and treble damages. On September 4, 2009, the Defendants filed a motion to dismiss the Complaint. On September 14, 2010, the Court entered an order dismissing the Complaint. On September 28, 2010, the plaintiffs filed a motion for reconsideration and amendment and a motion for re-argument (the “Motions”). On November 30, 2010, the Court granted the Motions, amended the Court’s September 14, 2010 Order to clarify that the dismissal was without prejudice, permitted the filing of an amended Complaint, and authorized limited discovery with respect to the new allegations in the amended Complaint. Following the completion of such limited discovery, on February 11,

2011, the Defendants filed a motion for summary judgment to dismiss the amended Complaint with prejudice. On June 23, 2011, the District Court granted summary judgment for the Defendants. On July 22, 2011, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Third Circuit. On July 27, 2012, the Third Circuit Court of Appeals affirmed the District Court’s grant of summary judgment in favor of the defendants. On August 9, 2011, Defendants moved for certain excessive costs, expenses, and attorneys' fees under 28 U.S.C. § 1927 (the “Fee Motion”). On October 9, 2012, the District Court denied the Fee Motion.
In the normal course of our business, we become involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining our potential exposure to these matters and has recorded reserves in its financial statements related thereto as appropriate. It is possible that a change in our estimates related to these exposures could occur, but we do not expect such changes in estimated costs would have a material effect on our consolidated financial position or results of operations.

MANAGEMENT
Our board of directors currently consists of our Chief Executive Officer, Sten L. Gustafson, and executive officers of SEACOR, including Charles Fabrikant and Oivind Lorentzen, Chief Executive Officer of SEACOR. The following table sets forth information regarding our current executive officers and the individuals who are expected to serve as our directors following the distribution, including their anticipated positions with our company following the distribution, a five-year employment history and any directorships held in public companies. In addition to the directors named in the table below, we may name and present additional nominees for election by SEACOR, our sole shareholder, prior to the separation. Once a determination to appoint an additional executive officer or elect a new director is made, we will disclose such determination or election.
All of our executive officers are currently officers and/or employees of SEACOR or its subsidiaries (including us). After the distribution, none of our executive officers will be employees of SEACOR.

Name	Age	Position
Charles Fabrikant	68	Chairman of the Board of Directors
Sten L. Gustafson	45	Chief Executive Officer and Director
Christopher S. Bradshaw	36	Executive Vice President and Chief Financial Officer
Anna Goss	43	Senior Vice President—Finance and Chief Accounting Officer
Stuart Stavley	40	Senior Vice President—Fleet Management
Robert Reguero	37	Senior Vice President—International
Paul White	37	Senior Vice President—Domestic
Oivind Lorentzen	61	Director
Blaine Fogg	72	Director
Steven Webster	60	Director

    Charles Fabrikant served as our President and Chief Executive Officer from October 2011 to April 2012 and has served as Chairman of our board of directors since July 2011. Effective on April 1, 2012, Mr. Fabrikant resigned from his position as President and Chief Executive Officer. He continues to serve as Non-Executive Chairman of the board of directors. Mr. Fabrikant is the Executive Chairman of SEACOR and has been a director of SEACOR and several of its subsidiaries since its inception in 1989. Mr. Fabrikant served as President and Chief Executive Officer of SEACOR from 1989 through September 2010. Mr. Fabrikant is a graduate of Columbia University School of Law and Harvard University. Mr. Fabrikant is a director of Diamond Offshore Drilling, Inc., a contract oil and gas driller. He is also President of Fabrikant International Corporation (“FIC”), a privately owned corporation engaged in marine investments. FIC may be deemed an affiliate of ours.
With over 30 years experience in the maritime, transportation, investment and environmental industries and his position as the founder of our parent company, SEACOR, Mr. Fabrikant’s broad experience and deep understanding of our company make him uniquely qualified to serve as our Non-Executive Chairman of the Board.
Sten L. Gustafson has served as our Chief Executive Officer since April 1, 2012. Prior to joining us, Mr. Gustafson spent 17 years in energy investment banking, most recently serving as Managing Director and Head of Energy, Americas at Deutsche Bank Securities from 2009 until 2012. From 2004 until 2009, Mr. Gustafson was an investment banker at UBS Investment Bank. Mr. Gustafson received a B.A. in English from Rice University and a J.D. from the University of Houston Law Center. Mr. Gustafson adds a valuable perspective to our board of directors given his strong background in corporate finance and international and investment banking.
Christopher S. Bradshaw has served as our Chief Financial Officer and Executive Vice President since October 22, 2012. Prior to joining us, Mr. Bradshaw spent 13 years in the financial services industry, most recently as a Managing Partner and Chief Financial Officer of U.S. Capital Advisors LLC, an independent financial advisory firm. Prior to co-founding U.S. Capital Advisors in 2009, Mr. Bradshaw was an Executive Director in the Global Energy Group at UBS Investment Bank, where he worked from 2004 until 2009. Mr. Bradshaw worked in the energy investment banking group at Morgan Stanley & Co. from 2000 to 2004. He began his investment banking career in June 1999 at PaineWebber Inc. Mr. Bradshaw received an B.A. in Economics and Government from Dartmouth College.
Anna Goss serves as our Senior Vice President—Finance and Chief Accounting Officer. Ms. Goss served as our Chief Financial Officer and Vice President from December 2004 through October 2011, Vice President from May 2006 through October

2011 and Secretary from April 2010 through July 2011. Ms. Goss joined SEACOR in 2002 as the Controller for Chiles Offshore, Inc., a publicly traded affiliate of SEACOR prior to its sale. Ms. Goss began her career in July 1995 in public accounting and is a licensed certified public accountant. She has a degree in accounting from Louisiana State University.
Stuart Stavley was appointed our Senior Vice President—Fleet Management in October 2012. Prior to this he served as our Vice President—Fleet Management from October 2010 to October 2012, Director of Technical Services from September 2008 to October 2010 and Director of Maintenance from September 2005 to September 2008. Mr. Stavley has been with us and our predecessors for over 18 years, and during this time, also served as our Chief Inspector and Field AMT. Mr. Stavley holds Federal Aviation Administration Airframe and Power Plant licenses and Federal Communications Commission endorsements obtained while attending the Spartan School of Aeronautics.
Robert Reguero serves as our Senior Vice President—International. Mr. Reguero joined our company in November 2009 as Director of International Business Development and was appointed Director of Marketing in April 2012. Prior to joining our company, Mr. Reguero was Commercial Director of AVINCO SAM from August 2007 to October 2009. From April 2005 to August 2007, Mr. Reguero was Key Account Manager for Oil and Gas America. Prior to that, Mr. Reguero was Product and Services Policy Manager for Eurocopter France from February 2002 to April 2005. Prior to that, he was the Maintenance and Repair Manager for Eurocopter USA. Mr. Reguero holds a Master's degree in Helicopter Engineering from E.N.S.I.C.A. in Toulouse, France, and a Bachelor's degree in Mechanical Aerospace and Design Engineering from Worcester Politechnic Institute in Massachusetts.
Paul White was appointed our Senior Vice President—Domestic in October 2012. Prior to that he served as our Vice President, General Manager Gulf of Mexico, Era Helicopters, LLC from August 2010 to October 2012, General Manager of Era Training from September 2008 to August 2010 and Director of Training for Era Helicopters, LLC from 2007 to 2010. Mr. White has been with us and our predecessors for over 8 years. Mr. White served as a line pilot for our company from 2002 to 2009, Check Airman and Senior Check Airman from 2004 to 2009 and Assistant Chief Pilot CFR Part 135 from 2006 to 2007. Mr. White has more than 2,500 hours as a company Instructor and Training Captain.
Oivind Lorentzen has been a member of our board since September 2010. Mr. Lorentzen was appointed Chief Executive Officer of SEACOR effective September 2010. From 1990 until September 2010, Mr. Lorentzen was President of Northern Navigation America, Inc., a Stamford, Connecticut based investment management and ship-owning agency company concentrating in specialized marine transportation and ship finance. From 1979 to 1990, Mr. Lorentzen was Managing Director of Lorentzen Empreendimentos S.A., an industrial and shipping group in Brazil, and he served on its Board of Directors until December 2005. Mr. Lorentzen was Chairman of NFC Shipping Funds, a leading private equity fund in the maritime industry, from 2000 to 2008. Mr. Lorentzen is also a director of Blue Danube, Inc., an inland marine service provider, and a director of Genessee & Wyoming Inc., an owner and operator of short line and regional freight railroads.
Mr. Lorentzen adds a valuable perspective to the Board given his experience as the CEO of SEACOR and his strong background in finance, having served as the CEO of an investment management and ship-owning company specializing in ship finance. Mr Lorentzen will not be an officer or employee of Era Group and his only role in Era Group will be as a director.
Blaine V. (“Fin”) Fogg will become a member of our board of directors upon the consummation of the spin-off and will resign from SEACOR’s board of directors as of such time. Mr. Fogg has served on SEACOR’s board of directors since September 2010. Mr. Fogg is Of Counsel at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, practicing corporate and securities law. He previously was a partner at the firm from 1972 until 2004. Mr. Fogg has been a director of Griffon Corporation, a diversified management and holding company, since May 2005, and has been President of The Legal Aid Society of New York since November 2009.
Mr. Fogg’s decades of experience as a corporate and securities lawyer concentrating on mergers, acquisitions and other corporate transactions add great value to our board of directors with respect to its transactional matters and corporate governance.
Steven Webster will become a member of our board of directors upon the consummation of the separation and will resign from SEACOR’s board of directors as of such time. Mr. Webster has served on SEACOR’s board of directors since September 2005. Mr. Webster has been a Co-Managing Partner of Avista Capital Partners LP, a private equity investment business he co-founded that focuses on the energy, healthcare and other industries, since 2005. From 2000 through June 2005, Mr. Webster was Chairman of Global Energy Partners, an affiliate of Credit Suisse First Boston’s Alternative Capital Division. From 1988 through 1997, Mr. Webster was Chairman and CEO of Falcon Drilling Company, Inc. (Falcon Drilling) an offshore drilling company he founded, and through 1999, served as President and CEO of R&B Falcon Corporation (R&B Falcon), the successor to Falcon Drilling formed through its merger with Reading & Bates Corporation. Mr. Webster served as a Vice Chairman of R&B Falcon until 2001 when it merged with Transocean, Inc. Mr. Webster formerly served on the Board of Directors of Crown Resources Corporation, Brigham Exploration Company, Goodrich Petroleum Corporation, Grey Wolf, Inc., Encore Bancshares, Inc., Solitario Exploration & Royalty Corporation and Pinnacle Gas Resource. Mr. Webster currently serves as Chairman of Carrizo Oil & Gas,

Inc., a Houston based independent energy company engaged in the exploration, development and production of natural gas and oil, and Basic Energy Services Inc., a company that provides well site services to domestic oil and gas producers. He is also a Trust Manager of Camden Property Trust, a real estate investment trust specializing in multi-family housing, and a director of Hercules Offshore, Inc., an international provider of offshore contract drilling, liftboat and inland barge services, Geokinetics Inc., a global geophysical company providing seismic acquisition, seismic and interpretation services, and various private companies. Mr. Webster served as a director of Seabulk International, Inc. both before and following its merger with SEACOR in July 2005 until March 2006.
Mr. Webster’s extensive experience with private equity and equity-related investments provides additional depth to the board’s analysis of investment and acquisition opportunities. His board positions and his experience as Chairman and Chief Executive Officer of a public company provide additional experience to the board in evaluating corporate opportunities.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. The amended and restated bylaws that we will adopt upon consummation of the spin-off will provide that our board of directors will consist of not less than 3 and not more than 15 directors. We expect that our board of directors will consist of 6 directors after the spin-off.
Our Board of Directors Following the Separation and Director Independence
Our amended and restated bylaws will vest in the board the authority to fix the number of directors as long as there are not fewer than three or more than eleven.
Following the spin-off at least a majority of our directors are expected to be independent, non-employee directors who meet the criteria for independence required by the NYSE within the time frame required by the transition rules of the NYSE Marketplace rules.
Committees of Our Board Following the Spin-Off
Upon the completion of the distribution, our board of directors will have the following committees, each of which will operate under a written charter that will be posted to our website prior to the distribution.
Audit Committee.
Committee Function. The Audit Committee will assist the board of directors in fulfilling its responsibility to oversee:

•
management’s execution of our financial reporting process, including the reporting of any material events, transactions, changes in accounting estimates or changes in important accounting principles and any significant issues as to adequacy of internal controls;

•	the selection, performance and qualifications of our independent registered public accounting firm (including its independence);

•	the review of the financial reports and other financial information provided by us to any governmental or regulatory body, the public or other users thereof;

•	our systems of internal accounting and financial controls and the annual independent audit of our financial statements;

•
risk management and controls, which includes assisting management with identifying and monitoring risks, developing effective strategies to mitigate risk, and incorporating procedures into its strategic decision-making (and reporting developments related thereto to the board of directors); and

•	the processes for handling complaints relating to accounting, internal accounting controls and auditing matters.
The Audit Committee’s role is one of oversight. Our management is responsible for preparing our financial statements and the independent auditors are responsible for auditing those financial statements. Our management, including the internal audit staff, or outside provider of such services, and the independent auditors have more time, knowledge and detailed information about us than do Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Audit Committee will not provide any expert or special assurance as to our financial statements or any professional certification as to the independent auditors’ work.
The Audit Committee’s principal responsibilities will include:

•	appointing and reviewing the performance of the independent auditors;

•	reviewing and, if appropriate and necessary, pre-approving audit and permissible non-audit services of the independent auditors;

•	reviewing the adequacy of our internal and disclosure controls and procedures;

•	reviewing and reassessing the adequacy of our charter;

•	reviewing with management any significant risk exposures;

•	reviewing with management and the independent auditors our annual and quarterly financial statements;

•	reviewing and discussing with management and the independent auditors all critical accounting policies and practices used by us and any significant changes thereto;

•	reviewing and discussing with management, the independent auditors and the internal auditors any significant findings during the year, including the status of previous audit recommendations;

•	assisting the board of directors in monitoring compliance with legal and regulatory requirements; and

•
establishing and maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Committee Members. The initial members of the Audit Committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NYSE Marketplace Rules related to the independence and financial literacy of the members of our Audit Committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE all members of the Audit Committee will be independent and financially literate and have the necessary accounting or financial management experience.
Charter. Prior to or upon completion of the separation, it is intended that our board of directors will adopt a written charter for our Audit Committee, which will then be available on our corporate website at www.eragroupinc.com.
Compensation Committee.
Committee Function. The Compensation Committee, among other things will:

•	review all of our compensation practices;

•
establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain officers or managers who receive an annual base salary of more than $200,000;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans;

•	produce a report on executive compensation to be included in our proxy statements; and

•	approve all grants of equity awards.
The Chairman will set the agenda for meetings of the Compensation Committee. The meetings will be attended by the Chairman of the board of directors and the General Counsel, if requested. At each meeting, the Compensation Committee will have the opportunity to meet in executive session. The Chairman of the Compensation Committee will report the Compensation Committee’s actions regarding compensation of executive officers to the full board of directors. The Compensation Committee will have the sole authority to retain compensation consultants to assist in the evaluation of director or executive officer compensation.
Committee Members. The initial members of the Compensation Committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NYSE Marketplace Rules related to the independence of the members of our Compensation Committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE all members of the Compensation Committee will be independent.
Compensation Committee Interlocks and Insider Participation.
We expect that none of our directors will have interlocking or other relationships with other boards, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Nominating and Corporate Governance Committee.
Committee Function. The Nominating and Corporate Governance Committee will assist the board of directors with:

•
identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for election at our Annual Meeting of Stockholders and to fill vacancies on the board of directors;

•
recommending modifications, as appropriate, to our policies and procedures for identifying and reviewing candidates for the board of directors, including policies and procedures relating to candidates for the board of directors submitted for consideration by stockholders;

•
reviewing the composition of the board of directors as a whole, including whether the board of directors reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities;

•	reviewing periodically the size of the board of directors and recommending any appropriate changes;

•	overseeing the evaluation of the board of directors and management;

•	recommending changes in director compensation; and

•	various governance responsibilities.
Committee Members. The initial members of the Nominating and Corporate Governance Committee will be determined prior to the spin-off. We may rely on the transition rules provided in the NYSE Marketplace Rules related to the independence of the members of our Nominating and Corporate Governance Committee. To the extent we rely on these transition rules, by the date required by the transition provisions of the rules of the NYSE all members of the Nominating and Corporate governance Committee will be independent.
Selection of Nominees for the Board of Directors. To fulfill its responsibility to recruit and recommend to the full board of directors nominees for election as directors, the Nominating and Corporate Governance Committee will review the composition of the full board of directors to determine the qualifications and areas of expertise needed to further enhance the composition of the board of directors and work with management in attracting candidates with those qualifications.
In identifying new director candidates, the Nominating and Corporate Governance Committee will seek advice and names of candidates from Nominating and Corporate Governance Committee members, other members of the board of directors, members of management and other public and private sources. The Nominating and Corporate Governance Committee, in formulating its recommendation of candidates to the board of directors will consider each candidate’s personal qualifications, and how such personal qualifications effectively address the perceived then current needs of the board of directors. Appropriate personal qualifications and criteria for membership on the board of directors include the following:

•	experience investing in and/or guiding complex businesses as an executive leader or as an investment professional within an industry or area of importance to us;

•	proven judgment and competence, substantial accomplishments, and prior or current association with institutions noted for their excellence;

•	complementary professional skills and experience addressing the complex issues facing a multifaceted international organization;

•	an understanding of our businesses and the environment in which we operate; and

•	diversity as to business experiences, educational and professional backgrounds and ethnicity.
After the Nominating and Corporate Governance Committee completes its evaluation, it will present its recommendations to the board of directors for consideration and approval. The Nominating and Corporate Governance Committee may also, but need not, retain a search firm in order to assist it in these efforts.
Stockholder Recommendations. The Nominating and Corporate Governance Committee will consider director candidates suggested by our stockholders provided that the recommendations are made in accordance with the same procedures required under our bylaws for nomination of directors by stockholders. Stockholder nominations that comply with these procedures and that meet certain criteria outlined will receive the same consideration that the Nominating and Corporate Governance Committee’s nominees receive.

Code of Business Conduct and Ethics
Prior to or upon completion of the separation, it is intended that our board of directors will adopt a set of Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics. A copy of each of these documents will then be available on our website at www.eragroupinc.com, by clicking “Corporate Governance” on the “Investors” link and is also available to stockholders in print without charge upon written request to our Investor Relations Department, 818 Town & Country Blvd. Suite 200, Houston, Texas, 77024.
Our Corporate Governance Guidelines will address areas such as director responsibilities and qualifications, director compensation, management succession, board committees and annual self-evaluation. Our Code of Business Conduct and Ethics will be applicable to our directors, officers, and employees and our Supplemental Code of Ethics will be applicable to our Chief Executive Officer and senior financial officers. We will disclose future amendments to, or waivers from, certain provisions of our Supplemental Code of Ethics on our website within two business days following the date of such amendment or waiver.
Executive Officers
Each of our executive officers has been elected by our board of directors and will serve until his or her successor is duly elected and qualified.
Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law (“DGCL”). Upon the completion of the separation, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.
In addition, prior to the completion of the separation, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION OF DIRECTORS
Director Compensation
Prior to the separation, we have not paid our directors for their service on our board of directors. We expect our board of directors to approve a plan for compensation for our directors who are not our employees. It is expected that such compensation will consist of an annual retainer and equity award and may also consist of additional cash compensation for each meeting attended. In addition, we expect that the members of the committees of our board of directors will receive additional cash retainers. The specific amount of the retainers and equity awards will be determined after the spin-off. Employees of ours on our board of directors will not receive cash compensation, but will be eligible to receive stock option grants or restricted stock awards in respect of our common stock as part of their annual compensation.

COMPENSATION OF EXECUTIVE OFFICERS
Overview
We are a wholly owned subsidiary of SEACOR. As a result, our historical compensation approach has been tied to the compensation philosophy of SEACOR. After the separation, our compensation approach will differ from our historical approach to the extent necessary to reflect that we will be a separate public company. We will also modify our compensation approach to the extent necessary to provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. Following the separation, we expect to compensate our executives with cash compensation and non-cash, equity-based compensation reflective of our stock performance.
In connection with the separation we will establish a Compensation Committee that we expect will:

•	review all of our compensation practices;

•	establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain other officers or managers;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans; and

•	approve all grants of equity awards.
2012 Compensation
For 2012, the cash compensation of our executive officers was determined by SEACOR’s executive management, and the equity compensation of our executive officers was determined by SEACOR’s Compensation Committee at the recommendation of SEACOR’s executive management.
The compensation of Sten Gustafson, our current Chief Executive Officer, Mr. Fabrikant, who served as our Chief Executive Officer until March 2012, Mr. Robert Van de Vuurst, who served as our Chief Operating officer and Vice President until September 2012 and our other executive officers identified in our Summary Compensation Table, who we refer to as the “named executive officers,” consists of a combination of base salary, bonuses and equity-based compensation issued under SEACOR incentive plans. Executive officers and all salaried employees also receive a benefits package. Our named executive officers do not have employment, severance, change-of-control or similar types of agreements with us.
Components of 2012 Compensation
Base Salary. Our named executive officers’ base salary levels for the year ended December 31, 2012 were established to reflect the experience and skill required for executing our business strategy and overseeing operations. After the separation, we expect that base salary will be determined based on the experience and skill required for executing our business strategy and overseeing operations, and will be adjusted as appropriate, at levels designed to be consistent with professional and market standards.
For the year ended December 31, 2012, Mr. Gustafson’s base salary was $300,000 (pro rated from an annualized rate of $400,000 to reflect his joining our company in April 2012), Mr. Bradshaw’s base salary was $59,231 (pro rated from an annualized rate of $300,000 to reflect his joining our company in October 2012) and Ms. Goss’ base salary was $200,000. Mr. Fabrikant, who also serves as the Executive Chairman of SEACOR, received $1 for his services as our CEO through March 2012. Mr. Van de Vuurst's base salary was $220,696 (pro rated from an annualized rate of $275,000).
    Cash Bonus Compensation.  As part of SEACOR, cash bonus awards to our executive officers were discretionary and generally paid over three years, 60% in the year awarded (for services in the prior calendar year) and 20% in each of the next two subsequent years. Interest was paid on the deferred portion of this cash bonus compensation at the rate of LIBOR plus 60 bps, currently approximately 1.5% per annum.
In general, SEACOR determined cash bonus awards for a given fiscal year after the completion of the audit of its financial statement for that fiscal year.  The initial installment of the bonus was paid after this determination was made, generally in the first quarter of the following fiscal year.  However, in December 2012 SEACOR determined to accelerate the payment of the initial installment of the cash bonus awards for fiscal 2012 based on the amount paid in 2011.  Final determination of the amount of cash bonus awards for 2012 will be made after completion of the audit of the 2012 financial statements.  As a result, in December 2012, Mr. Gustafson received a cash bonus of $90,000 and Ms. Goss received a cash bonus of $48,000. These amounts represent approximately 60% of the cash bonuses earned by each of Mr. Gustafson and Ms. Goss for the year ended December 31, 2012. Final cash bonus amounts for Mr. Gustafson and Ms. Goss will be determined in the first quarter of 2013. In addition, in December 2012 SEACOR determined to pay Mr. Bradshaw a special $15,000 bonus in recognition of the work he has done since joining our company.

We expect that the process for determining cash bonus awards for our executive officers will continue to be discretionary after the separation and that our management and Compensation Committee will determine the amount and structure of cash bonuses on a case-by-case basis for each individual, which we believe is the best approach for us. In connection with the separation we will also adopt the Era Group Inc. Management Incentive Plan (the “MIP”) to allow us to award annual bonus compensation that complies with the requirements of Section 162(m) of the Code. For a description of the MIP see “—Era Management Incentive Plan.”
Equity Compensation.  In the past, SEACOR has employed two types of equity-based awards: restricted stock and stock options. The amount of the awards and allocation was based on SEACOR’s Compensation Committee’s analysis and other factors, including an estimate of the value of the awards.
In connection with the separation, we will adopt the Era Group Inc. 2012 Share Incentive Plan (the “Share Incentive Plan”) and expect that following the separation, management and the Compensation Committee will determine the amount and allocation of equity awards on a case-by-case basis for each individual, which we believe is the best approach for us. For a description of the Share Incentive Plan see “—Share Incentive Plan.”
Restricted Stock. In March 2012, SEACOR’s Compensation Committee awarded 500 shares of restricted stock to Ms. Goss, which were originally scheduled to vest in five equal installments, beginning on March 4, 2013, however, on December 14, 2012 SEACOR's Compensation Committee voted to accelerate the vesting of certain restricted stock awards, which included the acceleration of the vesting of Ms. Goss's awards originally scheduled to vest on March 4, 2013 and 2014. In December 2012, SEACOR's Compensation Committee awarded 12,000 shares and 5,000 shares of restricted stock to Messrs. Gustafson and Bradshaw, respectively. The shares of restricted stock awarded to Messrs. Gustafson and Bradshaw are scheduled to vest in five equal installments beginning on December 16, 2013.
Stock Options. SEACOR’s Compensation Committee did not make any stock option awards to our named executive officers in 2012.
In connection with the separation, SEACOR equity awards held by our employees and executive officers will be adjusted or replaced with awards of our equity, see “The Spin-Off—Treatment of SEACOR Stock Awards” for a more complete description of this treatment.
Summary Compensation Table
The following table sets forth compensation information for our named executive officers with respect to the fiscal years ended December 31, 2011 and December 31, 2012. All share information relates to SEACOR common stock.

Name and Principal Position
	Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)
Charles Fabrikant (3)	2012	1	—	—	—	—	1
President, Chief Executive Officer and Director	2011	1	—	—	—	—	—
Sten Gustafson (4)	2012	300,000	150,000	990,960	—	5,200	1,446,160
Chief Executive Officer and Director	2011	—	—	—	—	—	—
Chris Bradshaw (5)	2012	59,231	25,000	412,900	—	—	497,131
Chief Financial Officer and Executive Vice President	2011	—	—	—	—	—	—
Anna Goss (6)	2012	200,000	80,000	49,170	—	5,634	334,804
Senior Vice President—Finance and Chief Accounting Officer (7)	2011	200,000	80,000	147,555	—	7,638	435,193
Robert Van de Vuurst (8)	2012	220,696	—	49,170	22,350	91,500	383,716
Chief Operating Officer and Vice President (9)	2011	275,000	125,000	491,850	89,448	688	981,986
____________________

(1)
In general, sixty percent (60%) of the bonus is paid at the time of the award and the remaining forty percent (40%) is paid in two equal annual installments approximately one and two years after the date of the grant. Any outstanding balance is payable upon the death, disability, qualified retirement, termination without “cause” of the employee, or the occurrence of a “change-in-control,” however, the outstanding balance is generally forfeited if the employee is terminated with “cause” or resigns without “good reason.” The bonus amount for 2012 in the table above for Mr. Gustafson and Ms. Goss is an estimate, of which 60% was paid in December 2012, and is subject to change pending the completion of the audit of the Company's 2012 financial results. Once the final determination on the 2012 bonus amount is made, we will file a Current Report on Form 8-K disclosing such determination. The bonus amount for Mr. Bradshaw includes a special $15,000 bonus in recognition of the work he has done since joining our company and a $10,000 signing bonus paid at the time he joined our company and is not an estimate of the 2012 bonus amount.

(2)
The dollar amount of restricted stock and stock options set forth in these columns reflects the aggregate grant date fair value of restricted stock and option awards made during 2012 and 2011, respectively, in accordance with the FASB ASC Topic 718 without regard to forfeitures. Discussion of the policies and assumptions used in the calculation of the grant date fair value are set forth in Notes 1 and 13 of the Consolidated Financial Statements included in SEACOR’s 2011 Annual Report to Stockholders.

(3)
Mr. Fabrikant served as our President and Chief Executive Officer between October 2011 and March 2012 and received a nominal compensation of $1.00 in 2011 for this position. Mr. Fabrikant also serves as Executive Chairman of SEACOR. For more information, see “—Compensation of the President and Chief Executive Officer (the Principal Executive Officer), Chief Financial Officer (the Principal Financial Officer), Chief Operating Officer, Vice President—Finance and General Counsel and Secretary—President and Chief Executive Officer (Principal Executive Officer): Mr. Charles Fabrikant.”

(4)
Mr. Gustafson has served as our Chief Executive Officer since April 2012. “All Other Compensation” includes $5,200 in 2012 of contributions made by SEACOR to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan, a defined contribution plan established by SEACOR, effective July 1, 1994, that meets the requirements of Section 401(k) of the Internal Revenue Code. The 2012 matching contributions do not reflect final true up contributions that are not calculated until some time prior to March 31, 2013.

(5)	Mr. Bradshaw has served as our Chief Financial Officer and Executive Vice President since October 2012.

(6)
“All Other Compensation” includes $864 in 2011 and $898 in 2012, of interest earned on the second and third installments of bonus payments, and $6,774 in 2011 and $4,736 in 2012, of contributions made by SEACOR to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan, a defined contribution plan established by SEACOR, effective July 1, 1994, that meets the requirements of Section 401(k) of the Internal Revenue Code. The 2012 matching contributions do not reflect final true up contributions that are not calculated until some time prior to March 31, 2013.

(7)	Ms. Goss served as our Chief Financial Officer and Vice President through October 2011. She has served as our Vice President-Finance since October 2011.

(8)
“All Other Compensation” includes $688 in 2011 and $8,500 in 2012 of contributions made by SEACOR to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan, a defined contribution plan established by SEACOR, effective July 1, 1994, that meets the requirements of Section 401(k) of the Internal Revenue Code and an $83,000 severance payment in 2012 made to Mr. Van de Vuurst pursuant to his separation and consulting agreement. Upon termination, the unvested portions of SEACOR's matching contributions were forfeited.

(9)
Mr. Van de Vuurst served as our Chief Operating Officer from February 2011 through September 2012. See “—Potential Payments Upon Death, Disability, Qualified Retirement, Termination Without Cause or a Change of Control” for a description of Mr. Van de Vuurst’s separation and consulting agreement.

Outstanding Equity Awards at Fiscal Year-end (2012)
The following table sets forth certain information with respect to outstanding equity awards at December 31, 2012, held by the named executive officers. All share information relates to SEACOR common stock.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units that Have Not Vested (2)
	(#)	(#)	($)		(#)	($)
Charles Fabrikant (3) President, Chief Executive Officer and Director	—	—	—	—	—	—
Sten Gustafson (4) Chief Executive Officer and Director	—	—	—	—	2400(5)	201,120
					2400(6)	201,120
					2400(7)	201,120
					2400(8)	201,120
					2400(9)	201,120
Chris Bradshaw(10) Executive Vice President and Chief Financial Officer	—	—	—	—	1000(5)	83,800
					1000(6)	83,800
					1000(7)	83,800
					1000(8)	83,800

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2012, held by the named executive officers. All share information relates to SEACOR common stock.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units that Have Not Vested (2)
	(#)	(#)	($)		(#)	($)
					1000(9)	83,800
Anna Goss (11) Senior Vice President—Finance and Chief Accounting Officer	25	—	53.20	3/2/2016	700(12)	58,660
	25	—	63.59	3/2/2016	400(13)	33,520
	25	—	67.42	3/2/2016	100(14)	8,380
	125	—	74.45	3/2/2016
	500	—	75.45	3/4/2017
	500	—	74.36	3/4/2017
	500	—	67.80	3/4/2017
	500	—	70.57	3/4/2017
	100	25(15)	74.95	3/4/2018
	100	25(15)	68.50	3/4/2018
	100	25(15)	62.70	3/4/2018
	100	25(15)	39.00	3/4/2018
	225	150(16)	36.65	3/4/2019
	225	150(16)	57.95	3/4/2019
	225	150(16)	55.56	3/4/2019
	225	150(16)	54.67	3/4/2019
	150	225(17)	59.53	3/4/2020
	150	225(17)	47.92	3/4/2020
	150	225(17)	61.02	3/4/2020
	150	225(17)	92.30	3/4/2020
Robert Van de Vuurst (18) Chief Operating Officer and Vice President	750	—	93.37	6/30/2013	—	—
	750	—	91.96	6/30/2013
	750	—	79.92	6/30/2013
	750	—	82.77	6/30/2013
	250	—	93.34	6/30/2013
	250	—	80.46	6/30/2013
	250	—	82.12	6/30/2013
	250	—	81.16	6/30/2013
____________________

(1)	Options vest incrementally at a rate of one-fifth per year.

(2)	The amounts set forth in this column equal the number of shares of restricted stock indicated multiplied by the closing price of the SEACOR’s common stock on December 31, 2012, which was $83.80.

(3)
Mr. Fabrikant served as our President and Chief Executive Officer between October 2011 and March 2012 and received a nominal compensation of $1.00 in 2011 and 2012 for this position. Mr. Fabrikant also serves as Executive Chairman of SEACOR. For more information, see “—Compensation of the President and Chief Executive Officer (the Principal Executive Officer), Chief Financial Officer (the Principal Financial Officer), Chief Operating Officer and Vice President—Finance—President and Chief Executive Officer (Principal Executive Officer): Mr. Charles Fabrikant.”

(4)	Mr. Gustafson has served as our Chief Executive Officer since April 2012.

(5)	These shares will vest on December 16, 2013, assuming continued employment with us.

(6)	These shares will vest on December 16, 2014, assuming continued employment with us.

(7)	These shares will vest on December 16, 2015, assuming continued employment with us.

(8)	These shares will vest on December 16, 2016, assuming continued employment with us.

(9)	These options will vest on December 16, 2017, assuming continued employment with us.

(10)	Mr. Bradshaw has served as our Executive Vice President and Chief Financial Officer since October 2012.

(11)
Ms. Goss served as our Chief Financial Officer and Vice President until October 2011 when she was reassigned to the position of Vice President-Finance. In October 2012, Ms. Goss was appointed to the position of Senior Vice President—Finance and Chief Accounting Officer.

(12)	These shares will vest on March 4, 2015, assuming continued employment with us.

(13)	These shares will vest on March 4, 2016, assuming continued employment with us.

(14)	These shares will vest on March 4, 2017, assuming continued employment with us.

(15)	These options will vest on March 4, 2013, assuming continued employment with us.

(16)	These options will vest in equal proportions on March 4, of 2013 and 2014, assuming continued employment with us.

(17)	These options will vest in equal proportions on March 4, of 2013, 2014 and 2015, assuming continued employment with us.

(18)	Mr. Van de Vuurst served as our Chief Operating Officer from February 2011 through September 2012.

Non-Qualified Deferred Compensation
A non-qualified deferred compensation plan (the “Deferred Compensation Plan”) was established by SEACOR and provides non-employee directors and a select group of highly compensated employees (including the named executive officers) the ability to defer receipt of up to 75% of their cash base salary, up to 100% of their cash bonus and up to 100% of their vested restricted stock for each fiscal year. Each participant’s compensation deferrals are credited to a bookkeeping account and, subject to certain restrictions, each participant may elect to have their cash deferrals in such account indexed against one or more investment options, solely for purposes of determining amounts payable for earnings or losses under the Deferred Compensation Plan (however, the terms of the plan do not require SEACOR to invest any deferred amounts in the selected investment options as long as the return is paid). Participants may receive a distribution of deferred amounts, plus any earnings thereon (or less any losses), on a date specified by the participant or, if earlier, upon a separation from service or upon a change of control. All distributions to participants following a separation from service must be in the form of a lump sum, except if such separation qualifies as “retirement” under the terms of the Deferred Compensation Plan, in which case it may be paid in installments if previously elected by the participant. Distributions to “Key Employees” upon a separation from service (other than due to death) will not commence until at least six months after the separation from service. Participants are always 100% vested in the amounts that they contribute to their Deferred Compensation Plan accounts. SEACOR, at its option, may contribute amounts to participants' accounts, which may be subject to vesting requirements.
401(k) Plan
SEACOR maintains a qualified 401(k) savings plan which allows executives to defer from 1% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. The terms of the plan permit SEACOR to make discretionary contributions from time to time. Participants are always vested in their own contributions to the plan and are fully vested in SEACOR contributions generally after five years of service. In connection with the separation we intend to adopt a similar 401(k) plan for our employees.
Employment and Other Contracts and Potential Payments Upon Death, Disability, Qualified Retirement, Termination Without Cause or a Change of Control
The named executive officers do not have employment, severance or change-of-control agreements with us.
As of December 31, 2012, our named executive officers would not have received any payments upon a change of control of us.
Under each of SEACOR’s equity plans, stock options and restricted stock are payable or vest upon the death, qualified retirement, termination without “cause” of the employee, or the occurrence of a “change in control,” however, the outstanding balance is generally forfeited if the employee is terminated with “cause” or resigns without “good reason.” It has been SEACOR's practice to also accelerate the payment of outstanding cash bonuses in similar circumstances, but it is under no contractual obligation to do so.
As employees of a subsidiary of SEACOR, as of December 31, 2012, Messrs. Fabrikant, Gustafson and Bradshaw and Ms. Goss would have received $308,509, $60,000, $10,000 and $49,361, respectively, in bonus awards; and $2,983,280, $1,005,600, $419,000 and $100,560, respectively, in stock awards, and Mr. Fabrikant and Ms. Goss would have received $947,655, and $40,466, respectively, in option awards, in each case, upon their respective death, disability, qualified retirement, termination without “cause” or “change in control” of SEACOR.
The bonus award amounts represent the total of all remaining annual installments of bonus payments yet to be paid as of December 31, 2012. The stock award amounts reflect the closing price of the SEACOR common stock as of December 31, 2012, which was $83.80 for unvested shares. The option award amounts reflect the accumulated value based on the difference between strike prices and the closing price of the SEACOR common stock on December 31, 2012, which was $83.80 for unvested options and do not include options to purchase SEACOR common stock with strike prices greater than $83.80.
Separation Agreement with Robert Van de Vuurst. On September 30, 2012, we entered into a Separation and Consulting Agreement with Mr. Van de Vuurst pursuant to which Mr. Van de Vuurst ceased to be an employee as of October 1, 2012. The Separation and Consulting Agreement provides Mr. Van de Vuurst with a severance payment of $83,000 on December 31, 2012 and $51,281 representing a bonus related to his performance in 2012, payable within 30 days of his termination. Following the delivery of a claims release by Mr. Van de Vuurst to us, all of Mr. Van de Vuurst's SEACOR restricted stock not previously vested have vested and become non-forfeitable and all of Mr. Van de Vuurst's options to purchase SEACOR shares not previously vested have vested, become exercisable and remain exercisable through June 2013.
Under the terms of the Separation and Consulting Agreement, Mr. Van de Vuurst will continue to serve as a consultant to us on an as-needed basis regarding our business and operations and the transition of duties from October 1, 2012 to March 30, 2013. Mr. Van de Vuurst will receive a consulting fee of $25,000 per month for these consulting services. Payments made to Mr. Van de Vuurst pursuant to his Separation and Consulting Agreement are subject to his compliance with certain covenants on nondisclosure of Era Group information, non-disparagement and non-competition.
Share Incentive Plan
We will adopt the Era Group Inc. 2012 Share Incentive Plan (the “2012 Share Incentive Plan”). The 2012 Share Incentive Plan is intended to provide incentives which will attract, retain and motivate highly competent persons as non-employee directors, officers and employees of, and consultants to, us and our subsidiaries and affiliates, and further align their interests with those of our other stockholders by providing them opportunities to acquire shares of our common stock or to receive monetary payments based on the value of such shares.
The following summary describes the material features of the 2012 Share Incentive Plan but is not intended to be complete, and therefore the summary is qualified in its entirety by the 2012 Share Incentive Plan, which is filed as an exhibit to the Registration Statement of which this Information Statement forms a part.
Shares Available
The maximum number of shares of common stock that may be delivered to participants under the 2012 Share Incentive Plan, subject to certain adjustments, is 4,000,000 shares of our common stock. In addition, any shares of common stock covered by a Benefit (defined below) granted under the 2012 Share Incentive Plan, which for any reason is canceled, forfeited or expires or, in the case of a Benefit other than a stock option, is settled in cash, shall again be available for Benefits under the 2012 Share Incentive Plan. If any stock option is exercised by tendering shares of common stock to us as full or partial payment in connection with the exercise of a stock option under the 2012 Share Incentive Plan, only the number of shares of common stock issued net of the shares tendered will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the 2012 Share Incentive Plan.
Administration
The 2012 Share Incentive Plan provides for administration by a committee of our board of directors appointed from among its members (the “Committee”), which is comprised, unless otherwise determined by the board of directors, of not less than two members who shall be (1) “Non-Employee Directors” within the meaning of Rule 16b-3(b)(3) (or any successor rule) promulgated under the Exchange Act, and (2) “outside directors” within the meaning of Treasury Regulation Section 1.162-27(e)(3) under Section 162(m) of the Internal Revenue Code (the “Code”). The Committee is authorized, subject to the provisions of the 2012 Share Incentive Plan, to establish such rules and regulations as it deems necessary for the proper administration of the 2012 Share Incentive Plan and to make such determinations and interpretations and to take such action in connection with the 2012 Share Incentive Plan and any Benefits granted as it deems necessary or advisable. Thus, among the Committee’s powers are the authority to select non-employee directors, officers and other employees of, and consultants to, us and our subsidiaries to receive Benefits, and to determine the form, amount and other terms and conditions of Benefits. The Committee also has the power to modify or waive restrictions on Benefits, to amend Benefits and to grant extensions and accelerations of Benefits. The board of directors will act in lieu of the Committee with respect to Benefits made to non-employee directors under the 2012 Share Incentive Plan.

Eligibility for Participation
Non-employee directors, officers and employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to participate in the 2012 Share Incentive Plan. The selection of participants from eligible persons is within the discretion of the Committee.
Types of Benefits
The 2012 Share Incentive Plan provides for the grant of any or all of the following types of benefits: (1) stock options, including non-qualified stock options and incentive stock options; (2) stock appreciation rights; (3) stock awards; (4) performance awards; and (5) restricted stock units (collectively, “Benefits”). Benefits may be granted singly, in combination, or in tandem as determined by the Committee. Stock awards, performance awards and restricted stock units may, as determined by the Committee in its discretion, constitute Performance-Based Awards (defined below) for certain executive officers under Section 162(m) of the Code.
Stock Options
Under the 2012 Share Incentive Plan, the Committee may grant awards in the form of non-qualified stock options or incentive stock options to purchase shares of common stock. A stock option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a non-qualified stock option. The Committee will, with regard to each stock option, determine the number of shares subject to the option, the manner and time of the option’s exercise and vesting, and the exercise price of the option. The exercise price will not be less than 100% of the Fair Market Value (as defined in the 2012 Share Incentive Plan) of the common stock on the date the stock option is granted. The exercise price may be paid in cash or, in the discretion of the Committee, by the delivery of shares of common stock then owned by the participant, by the withholding of shares of common stock for which a stock option is exercisable, or by a combination of these methods. In the discretion of the Committee, payment may also be made by delivering a properly executed exercise notice to us together with a copy of irrevocable instructions to a broker to deliver promptly to us the amount of sale or loan proceeds to pay the exercise price. The Committee may prescribe any other method of paying the exercise price that it determines to be consistent with applicable law and the purpose of the 2012 Share Incentive Plan. In determining which methods a participant may utilize to pay the exercise price, the Committee may consider such factors as it determines are appropriate. No stock option is exercisable later than 10 years after the date it is granted except in the event of a participant’s death, in which case, the exercise period of a non-qualified stock option may be extended but no later than one year after the participant’s death.
Stock Appreciation Rights (“SARs”)
The 2012 Share Incentive Plan authorizes the Committee to grant a SAR either in tandem with a stock option or independent of a stock option. A SAR is a right to receive a payment, in cash, common stock, or a combination thereof, equal to the excess of (x) the Fair Market Value, or other specified valuation, of a specified number of shares of common stock on the date the right is exercised over (y) the Fair Market Value, or other specified valuation (which shall not be less than Fair Market Value), of such shares of common stock on the date the right is granted, all as determined by the Committee. SARs granted under the 2012 Share Incentive Plan are subject to terms and conditions relating to exercisability that are similar to those imposed on stock options, and each SAR is subject to such terms and conditions as the Committee shall impose from time to time.
Stock Awards and Restricted Stock Awards
The Committee may, in its discretion, grant stock awards (which may include mandatory payment of bonus incentive compensation in stock) consisting of common stock issued or transferred to participants with or without other payments therefor. Stock awards may be subject to such terms and conditions as the Committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares, our right to reacquire such shares for no consideration upon termination of the participant’s employment or service within specified periods, and may constitute Performance-Based Awards, as described below. Stock awards subject to forfeiture upon the occurrence of specified events are referred to as “Restricted Stock Awards.” The stock award will specify whether the participant will have, with respect to the shares of common stock subject to a stock award, all of the rights of a holder of shares of common stock, including the right to receive dividends and to vote the shares.
Performance Awards
The 2012 Share Incentive Plan allows for the grant of performance awards which may take the form of shares of common stock or Restricted Stock Units (defined below), or any combination thereof and which may constitute Performance-Based Awards. Such awards will be contingent upon the attainment, over a period to be determined by the Committee, of certain performance goals. The length of the performance period, the performance goals to be achieved and the measure of whether and to what degree such goals have been achieved will be determined by the Committee. Payment of earned performance awards will be made in accordance with terms and conditions prescribed or authorized by the Committee. The Committee may require or permit the deferral of, the receipt of performance awards upon such terms as the Committee deems appropriate and in accordance with Section 409A of the Code.

Restricted Stock Units
The Committee may, in its discretion, grant Restricted Stock Units to participants, which may constitute Performance-Based Awards. A “Restricted Stock Unit” means a notional account representing one share of common stock. The Committee determines the criteria for the vesting of Restricted Stock Units and whether a participant granted a Restricted Stock Unit shall be entitled to Dividend Equivalent Rights (as defined in the 2012 Share Incentive Plan). Upon vesting of a Restricted Stock Unit, unless the Committee has determined to defer payment with respect to such unit or a participant has elected to defer payment, shares of common stock representing the Restricted Stock Units will be distributed to the participant (unless the Committee, with the consent of the participant, provides for the payment of the Restricted Stock Units in cash, or partly in cash and partly in shares of common stock, equal to the value of the shares of common stock which would otherwise be distributed to the participant).
Performance-Based Awards
Certain Benefits granted under the 2012 Share Incentive Plan may be granted in a manner such that the Benefit qualifies for the performance-based compensation exemption to Section 162(m) of the Code (“Performance-Based Awards”). As determined by the Committee in its sole discretion, either the vesting or the exercise of such Performance-Based Awards will be based upon achievement of hurdle rates and/or growth in one or more of the following business criteria: (1) net sales; (2) pre-tax income before allocation of corporate overhead and bonus; (3) budget; (4) earnings per share; (5) net income; (6) division, group or corporate financial goals; (7) return on stockholders’ equity; (8) return on assets; (9) attainment of strategic and operational initiatives; (10) appreciation in and/or maintenance of the price of our common stock or any other publicly traded securities; (11) market share; (12) gross profits; (13) earnings before interest and taxes; (14) earnings before interest, taxes, depreciation and amortization; (15) economic value-added models and comparisons with various stock market indices; (16) reductions in costs; or (17) any combination of the foregoing. In addition, Performance-Based Awards may include comparisons to the performance of other companies, such performance to be measured by one or more of the foregoing criteria. With respect to Performance-Based Awards, the Committee shall establish in writing (x) the performance goals applicable to a given period, and such performance goals shall state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to the participant if such performance goals are obtained and (y) the individual participants or class of participants to which such performance goals apply no later than 90 days after the commencement of such period (but in no event after 25% of such period has elapsed). No Performance-Based Award shall be payable to, or vest with respect to, as the case may be, any participant for a given fiscal period until the Committee certifies in writing that the objective performance goals (and any other material terms) applicable to such period have been satisfied.
Other Terms
In order to comply with the requirements of Section 162(m) of the Code, the maximum number of shares of common stock with respect to which Benefits may be granted or measured to any individual participant under the 2012 Share Incentive Plan during the term of the 2012 Share Incentive Plan, and the maximum number of shares of common stock with respect to which options and SARs may be granted to an individual participant under the 2012 Share Incentive Plan during any calendar year, subject to certain adjustments, may not exceed 30% of the maximum number of shares of common stock that may be delivered to participants under the 2012 Share Incentive Plan.
The 2012 Share Incentive Plan provides that Benefits may be transferred by will or the laws of descent and distribution. The Committee determines the treatment to be afforded to a participant in the event of termination of employment for any reason including death, disability or retirement. In addition to the foregoing, the Committee may permit the transfer of a Benefit by a participant to certain members of the participant’s immediate family or trusts for the benefit of such persons or other entities owned by such persons.
Upon the grant of any Benefit under the 2012 Share Incentive Plan, the Committee may, by way of an agreement with the participant, establish such other terms, conditions, restrictions and/or limitations covering the grant of the Benefit as are not inconsistent with the 2012 Share Incentive Plan. The Committee reserves the right to amend, suspend or terminate the 2012 Share Incentive Plan at any time. However, no amendment may be made without approval of our stockholders if the amendment will: (i) increase the aggregate number of shares of common stock that may be delivered through Stock Options under the 2012 Share Incentive Plan; (ii) increase the maximum amounts which can be paid to an individual participant under the 2012 Share Incentive Plan; (iii) change the types of business criteria on which Performance-Based Awards can be based under the 2012 Share Incentive Plan; or (iv) modify the requirements as to eligibility for participation in the 2012 Share Incentive Plan.
The 2012 Share Incentive Plan contains provisions for equitable adjustment of Benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to our stockholders. In addition, if there is a Change in Control (as defined in the 2012 Share Incentive Plan) of us, Benefits that have not vested or become exercisable at the time of such Change in Control will immediately vest and become exercisable and all performance targets relating to such Benefits will be deemed to have been satisfied as of the time of such

Change in Control; provided, however, that: (i) any spin-off of one of our divisions or subsidiaries to our stockholders, and (ii) any event that would otherwise constitute a Change in Control that the board of directors determines, in its sole discretion, not to be a Change in Control for purposes of the 2012 Share Incentive Plan, will not constitute a Change in Control. Furthermore, the Committee, in its sole discretion, may determine upon the occurrence of a Change in Control (without regard to any contrary determination by the board of directors) that each Benefit outstanding will terminate and each holder will receive: (i) an amount equal to the excess of the Fair Market Value of such shares of common stock that are subject to Stock Options or SARs and that are then vested, over the exercise price thereof, and (ii) the Fair Market Value of shares of common stock that are subject to a Stock Award or Restricted Stock Unit and that are then vested. Such amounts, in either case, may be paid in cash, property or a combination thereof.
The Committee may grant Benefits to participants who are subject to the tax laws of nations other than the U.S., which Benefits may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. The Committee may take any action which it deems advisable to obtain approval of such Benefits by the appropriate foreign governmental entity; provided, however, that no such Benefits may be granted, and no action may be taken which would violate the Exchange Act, the Code or any other applicable law.
Certain Federal Income Tax Consequences
The following is a general description of the U.S. federal income tax consequences applicable to grants under the 2012 Share Incentive Plan, as currently in effect. Federal tax treatment may change should the Code be amended. State, local and foreign tax treatment, which is not discussed below, may vary from such federal income tax treatment. The following is not to be considered as tax advice to any participant, and any such persons are advised to consult their own tax counsel. Neither we nor the administrator are in a position to assure any particular tax result.
Non-Qualified Stock Options and Stock Appreciation Rights. A participant who receives a non-qualified stock option or a SAR will not recognize any taxable income upon the grant of such non-qualified stock option or SAR. However, the participant generally will recognize ordinary income upon exercise of a non-qualified stock option in an amount equal to the excess of the Fair Market Value of the shares of common stock at the time of exercise over the exercise price. Similarly, upon the receipt of cash or shares pursuant to the exercise of a SAR, the participant generally will recognize ordinary income in an amount equal to the sum of the cash and the Fair Market Value of the shares received. The ordinary income recognized with respect to the receipt of shares or cash upon exercise of a non-qualified stock option or SAR will be subject to both wage withholding and other employment taxes. In addition to the customary methods of satisfying the withholding tax liabilities that arise upon the exercise of a SAR for shares or upon the exercise of a non-qualified stock option, we may satisfy the liability in whole or in part by withholding shares of common stock from those that otherwise would be issuable to the participant or by the participant tendering other shares owned by him or her, valued at their Fair Market Value as of the date that the tax withholding obligation arises. A federal income tax deduction generally will be allowed to us in an amount equal to the ordinary income included by the participant with respect to his or her non-qualified stock option or SAR, provided that such amount constitutes an ordinary and necessary business expense to us and is reasonable and the limitations of Sections 280G and 162(m) of the Code do not apply. If a participant exercises a non-qualified stock option by delivering shares of common stock, the participant will not recognize gain or loss with respect to the exchange of such shares, even if their then Fair Market Value is different from the participant’s tax basis. The participant, however, will be taxed as described above with respect to the exercise of the non-qualified stock option as if he or she had paid the exercise price in cash, and we likewise generally will be entitled to an equivalent tax deduction.
Incentive Stock Options. A participant does not recognize ordinary taxable income when an incentive stock option is granted or exercised. However, the excess of the Fair Market Value of the underlying shares of common stock over the exercise price on the date of exercise is an item of tax preference for alternative minimum tax purposes. If the participant exercises the option and holds the acquired shares of common stock for more than two years following the date of the option grant and more than one year after the date of exercise, the difference between the sale price and exercise price is taxed as long-term capital gain or loss. If the participant sells the acquired shares before the end of the two-year and one-year holding periods, he or she generally recognizes ordinary income at the time of sale equal to the Fair Market Value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain is capital gain.
Restricted Stock. In general, a participant does not recognize taxable income upon the grant of Restricted Stock. Instead, the participant recognizes ordinary income at the time of vesting equal to the Fair Market Value of the shares (or cash) received minus any purchase price paid for the Restricted Stock. Any subsequent gain or loss is capital gain or loss. However, a participant may instead elect to be taxed at the time of grant. If the participant makes such an election, upon subsequent sale of the shares of common stock, any additional gain or loss is capital gain or loss.
Other Stock-Based Benefits. The tax consequences associated with other stock-based Benefits will vary depending on the specific terms of such Benefits. Among the relevant factors are whether or not the other stock-based Benefit has a readily ascertainable Fair Market Value, whether or not the Benefit is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received under the Benefit and the tax basis for the Benefit.

Section 409A of the Code. Section 409A of the Code, which was enacted in 2004, treats certain Benefits as “non-qualified deferred compensation.” If a Benefit is treated as “non-qualified deferred compensation” and the Benefit does not comply with or is not exempt from Section 409A of the Code, Section 409A may impose additional taxes, interest and penalties on the participant. Neither we nor the administrator is obligated to ensure that Benefits comply with Code Section 409A or to take any actions to ensure such compliance.
Tax Effect for Us. We generally receive a deduction for any ordinary income recognized by a participant with respect to an award. However, special rules limit the deductibility of compensation paid to certain award holders, including pursuant to Section 162(m) and Section 280G of the Code.
Era Management Incentive Plan
We will adopt the Era Group Inc. Management Incentive Plan (the “MIP”) to allow the Company to award annual bonus compensation that complies with the requirements of Section 162(m) of the Code. Generally, Section 162(m) denies a deduction to publicly held corporations for compensation paid to certain executive officers in excess of $1 million per executive per taxable year. An exception applies to certain performance based compensation that meets the requirements of Section 162(m). The Company believes that bonus opportunities granted under the MIP should qualify for the performance based compensation exception to Section 162(m).
We will adopt the MIP because we believe that the MIP promotes our financial interests, including growth, by (i) attracting and retaining officers and key executives of outstanding competence; (ii) motivating officers and key executives by means of performance-related incentives; and (iii) providing competitive incentive compensation opportunities.
Administration
The MIP will be administered by the Compensation Committee of the Board. The Compensation Committee has the power to select employees to participate in the MIP, determine the size of awards under the MIP and make all necessary determinations under the MIP.
Eligibility and Participation
Executive employees who are, or are expected to be, “covered employees” under Section 162(m) and other executive employees, selected in the sole discretion of the Compensation Committee, are eligible to participate in the MIP. A participant may be designated as being eligible to receive an incentive cash bonus with respect to an annual performance period (“Annual Bonus”). The maximum Annual Bonus payable to any participant is $6 million. Unless otherwise determined by the Compensation Committee or the Board, the annual performance period will begin on January 1 of each calendar year and end on December 31 of that calendar year. Within 90 days after the beginning of each performance period, the Compensation Committee will establish specific performance goals for such annual performance period.
Performance Goals
The performance goals are specific targets and objectives established by the Compensation Committee. These performance goals will primarily be based on the earnings before interest, taxes, depreciation, amortization and non-cash items of the Company, or any business or division thereof, but may also be based on one or more, individually or in combination, of the following objective performance measures: (i) revenue growth, (ii) earnings, (iii) operating income; (iv) pre- or after-tax income; (v) cash flow (before or after dividends); (vi) cash flow per share (before or after dividends); (vii) earnings per share; (viii) return on equity; (ix) return on capital (including return on total capital or return on invested capital); (x) cash flow return on investment; (xi) return on assets; (xii) economic value added (or an equivalent metric); (xiii) market share or penetration; (xiv) share price performance; (xv) total shareholder return; (xvi) improvement in or attainment of expense levels or expenses ratios; (xvii) employee satisfaction; (xviii) customer satisfaction; (xix) customer retention; (xx) rating agency ratings and (xxi) attainment of strategic and/or organizational development goals. Performance goals may also be based on comparisons to the performance of other companies or an index covering multiple companies, measured by one or more of the foregoing performance measures.
Bonus Determinations and Payment
As soon as reasonably practical following the completion of each annual performance period, the Compensation Committee shall confirm which of the applicable performance goals, if any, have been achieved and the amount of bonuses payable as a result. The evaluation of performance measures against the performance goals may (A) be adjusted consistent with exclusions or adjustments provided for in our financing agreements, or (B) exclude or adjust for the impact of certain events or occurrences that were not budgeted or planned for in setting the goals, including but not limited to changes in accounting standards or tax laws and the effects of non-operational or extraordinary items as defined by generally accepted accounting principles. The Annual Bonus shall be paid to each participant within a reasonable period of time after the end of the annual performance period. The Compensation Committee may not increase any Annual Bonus payable. The Compensation Committee may, however, reduce or eliminate any

Annual Bonus payable; provided, however, such action will not result in any increase in the amount of any Annual Bonus payable to any other MIP participant.
Employee Stock Purchase Plan
We expect to establish an employee stock purchase plan (the “ERA ESPP”) following the consummation of the separation.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, all of the outstanding shares of our capital stock are beneficially owned by SEACOR. After the spin-off, SEACOR will not own any shares of our capital stock. The following table provides information with respect to the anticipated beneficial ownership of our common stock by:
•    each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock;
•    each person we expect will be a director of ours following the spin-off;
•    each officer named in the summary compensation table; and
•    all of our directors and executive officers following the spin-off as a group.
Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of SEACOR shares on December 31, 2012, giving effect to a distribution ratio of one share of Era Group’s common stock for each common share of SEACOR common stock held by such person. As of December 31, 2012, SEACOR had approximately 19,887,933 shares of common stock outstanding.
To the extent our directors and executive officers own SEACOR common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of SEACOR common stock. The beneficial owners listed in the table below may have also been granted stock-based awards whose value is derived from the value of SEACOR’s common stock, including options and restricted stock. Except as otherwise noted, in connection with the spin-off, holders of restricted stock awards of SEACOR common stock will be entitled to receive one fully-vested share of our common stock for each share of SEACOR restricted stock held by such person. These shares are included in the table below. In addition, options to purchase SEACOR common stock held by our employees and directors of SEACOR that will join our board after the spin-off will become options to purchase our common stock. However, the shares of our common stock underlying these options are not shown in the table below because in connection with the spin-off the number of shares underlying such options will be adjusted based, in part, on the trading price of our common stock on the distribution date. Therefore we cannot estimate the number of shares of our common stock underlying stock options that, immediately after the share distribution, each person will be entitled to acquire within 60 days. See “The Spin-Off—Treatment of SEACOR Stock Awards”.
Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.
Immediately following the spin-off, we estimate that 19.9 million shares of Era Group common stock will be issued and outstanding, based on the number of SEACOR shares expected to be outstanding as of the record date. The actual number of our outstanding shares of common stock following the spin-off will be determined on the record date for the distribution.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Charles Fabrikant(1)	1,007,541	5.07%
Sten L. Gustafson(2)	—	*
Christopher S. Bradshaw(2)	—	*
Robert Van de Vuurst	4,035	*
Anna Goss(3)	5,679	*
Oivind Lorentzen (4)	158,250	*
Blaine Fogg	2,125	*
Steven Webster	23,962	*
All directors and executive officers as a group (10 individuals)(5)	1,201,815	5.20%
Principal Stockholders:
Baron Capital Group Inc. (6) 767 Fifth Avenue, 49th Floor New York, NY 10153	1,218,067	5.84%
BlackRock Inc. (7) 40 East 52nd Street New York, NY 10022	1,602,163	7.68%
Dimensional Fund Advisors LP (8) Palisades Wes, Building ONe 6300 Bee Cave Road Austin, TX 78476	1,090,038	5.23%
The Vanguard Group, Inc. (9) 100 Vanguard Blvd. Malvern, PA 19355	1,157,910	5.55%
Wellington Management Company, LLP (10) 280 Congress Street Boston, MA 02110	1,783,719	8.55%
___________________

(1)
Includes 480,958 shares of common stock that Mr. Fabrikant may be deemed to own through his interest in, and control of, (i) Fabrikant International Corporation (FIC), of which he is President, the record owner of 372,727 shares of SEACOR Common stock, (ii) VSS Holding Corporation (VSS Holdings), of which he is President and sole stockholder, the record owner of 103,236 shares of SEACOR common stock, and (iii) 18,995 shares of SEACOR common stock owned by his mother’s estate over which he is a trustee and has discretion. Also includes 35,600 shares of restricted stock over which Mr. Fabrikant exercises sole voting power.

(2)
Shares of SEACOR restricted stock granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into shares of Era Group restricted stock in connection with the spin-off, based on a number of factors, including the price of our and SEACOR’s stock on the distribution date. As a result, the number of shares of Era restricted stock Messrs. Gustafson and Bradshaw will receive cannot be estimated and such shares are not included in the table.

(3)	Includes 1,200 shares of restricted stock over which Ms. Goss exercises sole voting power.

(4)	Includes 32,500 shares that Mr. Lorentzen may be deemed to own through various trusts held for his children.

(5)	Includes Ms. Goss and Messrs. Fabrikant, Gustafson, Bradshaw, Lorentzen, Fogg, Webster, Stavley, Reguero and White.

(6)
According to a Schedule 13G amendment filed jointly on February 14, 2012, by Baron Capital Group, Inc. (“BCG”), BAMCO, Inc. (“BAMCO”), Baron Capital Management, Inc. (“BCM”) and Ronald Baron (“Mr. Baron”), the filers are collectively the beneficial owners of more than 5% of the outstanding SEACOR common stock. BCG and Mr. Baron have shared voting power with respect to 1,106,817 shares of SEACOR common stock and shared dispositive power with respect to 1,218,067 shares of SEACOR common stock. BAMCO has shared voting power with respect to 1,050,200 shares of SEACOR common stock and shared dispositive power with respect to 1,160,200 shares of SEACOR common stock. BCM has shared voting power with respect to 56,617 shares of SEACOR common stock and shared dispositive power with respect to 57,867 shares of SEACOR common stock. BAMCO and BCM serve as an investment advisor and for purposes of the reporting requirements of the Exchange Act may be deemed to beneficially own 1,218,067 shares of SEACOR common stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR common stock. No one person’s interest in such shares of SEACOR common stock is more than 5% of the total Common Stock outstanding. The information in the table is based on the information contained in the 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(7)
According to a Schedule 13G amendment filed on February 10, 2012, by BlackRock Inc. (“BlackRock”), BlackRock has sole dispositive power and sole voting power with respect to 1,602,163 shares of SEACOR common stock. BlackRock serves as a parent holding company, and, for purposes of the reporting requirements of the Exchange Act, may be deemed to beneficially own 1,602,163 shares of SEACOR common stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR common stock. No one person’s interest in such shares of SEACOR common stock is more than 5% of the total Common Stock outstanding. The information in the table is based on the information contained in the 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(8)
According to a Schedule 13G filed on February 14, 2012, by Dimensional Fund Advisors LP (“Dimensional”), Dimensional has sole voting power with respect to 1,056,714 shares of SEACOR common stock and sole dispositive power with respect to 1,090,838 shares of Co SEACOR common stock. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the “Funds”). In certain cases, subsidiaries of Dimensional may act as advisor or sub-advisor to certain Funds. In its role as investment advisor, sub-advisor and/or manager, neither Dimensional nor its subsidiaries possess voting and/or investment power over the shares of SEACOR common stock owned by the Funds and may be deemed to be the beneficial owner of the shares of SEACOR common stock.   However, all of the SEACOR common stock is owned by the Funds and Dimensional disclaims beneficial ownership of all such securities. Various funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. No one such Fund’s interest in such shares of SEACOR common stock is more than 5% of the total SEACOR common stock outstanding. The information in the table is based on the information contained in the 13G and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(9)
According to a Schedule 13G filed on February 10, 2012, by The Vanguard Group, Inc. (“Vanguard”), Vanguard has sole voting power with respect to 15,175 shares of SEACOR common stock, sole dispositive power with respect to 1,142,735 shares of SEACOR common stock and shared dispositive power with respect to 15,175 shares of SEACOR common stock. Vanguard Fiduciary Trust Company (“VFTC”), a wholly owned subsidiary of Vanguard, is the beneficial owner of 15,175 shares of the SEACOR common stock as a result of its serving as an investment manager of collective trust accounts. VFTC directs the voting of these shares. Vanguard may be deemed to beneficially own 1,157,910 shares of SEACOR common stock. The information in the table is based on the information contained in the 13G and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(10)
According to a Schedule 13G amendment filed on February 14, 2012, by Wellington Management Company, LLP (“Wellington”), Wellington has shared voting power with respect to 734,356 shares of SEACOR common stock and shared dispositive power with respect to 1,783,719 shares of SEACOR common stock. Wellington serves as an investment advisor and for purposes of the reporting requirements of the Exchange Act may be deemed to beneficially own 1,783,719 shares of SEACOR common stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR common stock. No one person’s interest in such shares of SEACOR common stock is more than 5% of the total SEACOR common stock outstanding. The information in the table is based on the information contained in the 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Indemnification Agreements
We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Separation and Consulting Agreements
    On November 28, 2011, we entered into a Separation and Consulting Agreement with Mr. Washecka, pursuant to which Mr. Washecka ceased to be an employee as of December 31, 2011. On September 30, 2012, we entered into a Separation and Consulting Agreement with Mr. Van de Vuurst pursuant to which Mr. Van de Vuurst ceased to be an employee as of October 1, 2012. For a description of the terms of these agreements, please see “Compensation of Executive officers—Compensation Discussion and Analysis—Elements of Compensation/Components of Our Executive Compensation Program—Potential Payments Upon Death, Disability, Qualified Retirement, Termination Without Cause or a Change of Control.”
Agreements between SEACOR and Era Group Relating to the Separation
Following the separation, SEACOR and Era Group will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between SEACOR and Era Group after the separation and to provide mechanisms for an orderly transition, SEACOR and Era Group intend to enter into agreements pursuant to which certain services and rights will be provided for following the separation, and SEACOR and Era Group will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with SEACOR.
This summary does not purport to be complete and may not contain all of the information about these agreements that is important to you. These summaries are subject to, and qualified in their entirety by reference to, the agreements described below, the form of each of which will be included as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between SEACOR and Era Group following the separation.
Distribution Agreement
We will enter into the Distribution Agreement with SEACOR before the separation. The Distribution Agreement will set forth the agreements between us and SEACOR regarding the principal transactions necessary to separate us from SEACOR. It also will set forth other agreements that govern certain aspects of our relationship with SEACOR after the completion of the separation.
Except for matters covered by the Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Series B Preferred Stock Exchange Agreement and the other arms-length transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and SEACOR and its subsidiaries and other affiliates (other than us and our affiliates), on the other hand, will terminate as of the distribution date.
In general, neither us nor SEACOR will make any representations or warranties regarding the transactions contemplated by the Distribution Agreement or the respective businesses, assets, liabilities, condition or prospects of SEACOR or us.
Distribution. On the distribution date, after giving effect to the Recapitalization, SEACOR will distribute to its stockholders one share of our common stock for every share of SEACOR common stock held by SEACOR stockholders.
Removal of Guarantees and Releases from Liabilities. The Distribution Agreement will provide for any removal of guarantees that are necessary in advance of the separation of Era Group from SEACOR. Each of us and SEACOR generally will be required to use commercially reasonable efforts to obtain such removal of guarantees, if any. The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and SEACOR, if any.
Release of Claims. We will agree to broad releases pursuant to which we will release SEACOR and its affiliates, successors and assigns from, and indemnify and hold harmless all such persons against and from, any claims against any of them that arise out of or relate to the management of our business and affairs on or prior to the distribution date.
Indemnification. We and SEACOR will agree to indemnify each other and each of our and their respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against certain liabilities in connection with the separation, all liabilities to the extent relating to or arising out of our or their respective business as conducted at any time, and any breach by such company of the Distribution Agreement.

Exchange of Information. We and SEACOR will agree to provide each other with information relating to the other party or the conduct of its business prior to the separation, and information reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority. We and SEACOR will also agree to retain such information in accordance with our and their respective record retention policies as in effect on the date of the Distribution Agreement and to afford each other access to former and current representatives as witnesses or records as reasonably be required in connection with any relevant litigation.
Further Assurances. We and SEACOR will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of such transactions.
Termination. The Distribution Agreement will provide that it may be terminated by SEACOR at any time prior to the separation by and in the sole discretion of SEACOR without the approval of us or the stockholders of SEACOR.
Amended and Restated Transition Services Agreement
SEACOR currently provides us with a number of support services, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management pursuant to the terms of a Transition Services Agreement. Prior to the separation, we and SEACOR will enter into an Amended and Restated Transition Services Agreement, pursuant to which SEACOR will continue to provide us with these services on an interim basis to help ensure an orderly transition following the separation. SEACOR will have no obligation to provide additional services.
Under the Amended and Restated Transition Services Agreement, SEACOR will provide us with the services described above in a manner historically provided to us by SEACOR during the 12 months prior to the date of the agreement, and we will use such services for substantially the same purposes and substantially the same manner as we used them during such 12 month period.
Amounts payable for services provided under the Amended and Restated Transition Services Agreement will be calculated on a fixed-fee basis, with the Amended and Restated Transition Services Agreement specifying fixed fees for each category of services described therein.  Initially, we expect to pay SEACOR an aggregate annualized fee of $3.2 million for the services provided under the Amended and Restated Transition Services Agreement.  As we transition the functions covered by the Amended and Restated Transition Services Agreement to us over the two year term of the agreement, the amount paid to SEACOR will be reduced by the fee related to that respective support function.
Era Group will also be responsible for its own transition-related costs and expenses (e.g., for Era Group to procure its own IT infrastructure) and certain costs and expenses incurred by SEACOR to transfer software licenses to Era Group, including (i) transfer fees charged by third party software licensors and (ii) unamortized SEACOR costs and expenses to procure and deploy the software being transferred to Era Group.
Subject to limited exceptions, each of us and SEACOR has agreed to limit its liability to the other in respect of causes of action arising under the agreement. In addition, we will indemnify SEACOR against third party claims stemming from our (i) failure to fulfill obligations under the agreement and (ii) infringement of the intellectual property of any third party; provided that we will not be required to indemnify SEACOR for losses resulting from SEACOR’s willful misconduct, bad faith or gross negligence.  SEACOR will indemnify us against third party claims stemming from SEACOR’s (i) failure to fulfill its confidentiality obligations as set forth in the Transition Services Agreement and (ii) infringement of the intellectual property of any third party; provided  that SEACOR will not be required to indemnify us for losses resulting from our willful misconduct, bad faith or gross negligence.
Pursuant to the Amended and Restated Transition Services Agreement, each of us and SEACOR will agree to customary confidentiality agreements regarding any confidential information of the other party received in the course of performance of the services.
The Amended and Restated Transition Services Agreement will continue in effect for two years. In the event that we default under the agreement, SEACOR may, in addition or as an alternative to terminating the agreement, declare immediately due and payable all sums for which we are liable under the agreement or suspend the agreement and decline to continue to perform any of its obligations thereunder. In the event SEACOR outsources its functions or resources used by SEACOR to provide us services under the Amended and Restated Transition Services Agreement, SEACOR will have the option, but not the obligation, to transition us along with SEACOR to the new outsourced solution. If SEACOR opts not to transition us to the new SEACOR outsourced solution, SEACOR may opt to stop providing us these outsourced services upon 90 days’ notice.

Employee Matters Agreement
Prior to the spin-off, we will enter into the Employment Matters Agreement with SEACOR. The Employee Matters Agreement will allocate liabilities and responsibilities between us and SEACOR relating to employee compensation and benefit plans and programs, including the treatment of retirement and health plans, equity incentive and employee stock purchase plans.
In general, the Employee Matters Agreement will provide that, following the distribution, our employees will participate in our equity incentive plans and will cease to participate in SEACOR’s equity incentive plans. We will be responsible for all employment and benefit-related obligations and liabilities of our employees following the spin-off.
Specific provisions of the Employee Matters Agreement include the following:

•
401(k) Plan. Our employees currently participate in the SEACOR 401(k) Plan. In connection with the distribution, our employees will cease to participate in the SEACOR 401(k) Plan, and we will establish a replacement 401(k) plan for the benefit of our employees with substantially similar terms and conditions as the SEACOR 401(k) Plan. Account balances of our employees will be transferred from the SEACOR 401(k) Plan to the Era Group 401(k) Plan in connection with the distribution

•
Health and Welfare Plans. Our employees currently participate in health and welfare plans sponsored by SEACOR, including medical, dental, prescription drug, disability and life insurance. In connection with the distribution, our employees will cease to participate in the SEACOR health and welfare plans, and we will establish health and welfare plans that mirror the SEACOR health and welfare plans for the benefit of our employees.

•
Employee Equity Plans. Our employees currently participate in the SEACOR Employee Share Purchase Plan (the “ESPP”). Pursuant to the terms of the ESPP, upon the effective date of the distribution, our employees will cease participation in the SEACOR ESPP, and will be repaid any contributions to the ESPP that have not been used to purchase shares of SEACOR common stock. In connection with the distribution, we will establish a replacement employee stock purchase plan for our employees to purchase shares of our common stock.

Tax Matters Agreement
Prior to the separation, we and SEACOR will enter into the Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. In general, liabilities for taxes attributable to us and our subsidiaries allocable to a tax period (or portion thereof) ending on or before the distribution date will be allocable to SEACOR (other than taxes of our foreign subsidiaries), and liabilities for taxes attributable to us and our subsidiaries allocable to a tax period (or portion thereof) beginning after the distribution date will be allocable to us. Taxes relating to or arising out of the failure of certain of the transactions described in the private letter ruling request and the opinion of tax counsel to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by SEACOR, except, in general, if such failure is attributable to our action or inaction or SEACOR’s action or inaction, as the case may be, or any event (or series of events) involving our assets or stock or the assets or stock of SEACOR, as the case may be, in which case the resulting liability will be borne in full by us or SEACOR, respectively.
Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of SEACOR and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if SEACOR were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.
The Tax Matters Agreement also will contain restrictions on our ability (and the ability of any member of our group) to take actions that could cause the separation to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries. These restrictions will apply for the two-year period after the distribution, unless SEACOR obtains a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we will continue to remain responsible for taxes arising therefrom.
Series B Preferred Stock Exchange Agreement
On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) will receive by applying U.S. federal net operating tax losses generated by us in 2012 against SEACOR group taxable income, currently estimated at approximately $50.0 million. We repurchased for $50.0 million in cash the remainder of the outstanding Series B preferred stock. Any adjustments to our estimate will generally be cash-settled pursuant to the Tax Matters Agreement upon the completion of SEACOR's 2012 financial statements, and again to the extent necessary upon the filing of SEACOR's 2012 federal consolidated income tax return.
Related Party Transactions
Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers and holders of more than 5% of our voting securities during the nine months ended September 30, 2012 and the fiscal years ended December 31, 2011, 2010 and 2009. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties in an arms-length transaction.
Board of Directors Compensation
Following consummation of the separation, directors who are our employees will receive no cash compensation for their service as members of our board of directors. Members of our board of directors who are not our employees will be compensated as set forth under “Management—Director Compensation.” For more information regarding these arrangements, see “Management—Director Compensation.”
Relationship with SEACOR
We were acquired by SEACOR in 2004 and have conducted our business as SEACOR’s Aviation Services segment. All of the shares of our issued and outstanding capital stock are currently owned by SEACOR. Following completion of the separation, SEACOR will not own any shares of our common stock.
Prior to our entry into our Revolving Credit Facility on December 22, 2011, we participated in a cash management program whereby certain of our operating and capital expenditures were funded through advances from SEACOR and certain of our cash collections were forwarded to SEACOR. Net amounts due to SEACOR under this program were reported as advances from SEACOR in the accompanying consolidated balance sheets. We incurred interest on the outstanding advances, which was reported as interest expense on advances from SEACOR in the accompanying consolidated statements of operations. Interest was calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR. As a consequence of this arrangement, we had historically maintained minor cash on hand balances.
On December 23, 2011, SEACOR recapitalized Era Group in connection with our entry into our Revolving Credit Facility. As part of the recapitalization, we issued 1,400,000 shares of our Series A preferred stock to SEACOR in exchange for $140.0 million of aggregate advances previously provided to us by SEACOR. SEACOR owns all of the outstanding shares of our Series A preferred stock. Our Series A preferred stock is convertible into shares of our common stock at the applicable conversion rates. SEACOR also contributed an additional $180.0 million of capital to us in respect of additional prior advances. We settled all remaining outstanding advances from SEACOR through November 30, 2011 with a cash payment of $199.7 million to SEACOR on December 23, 2011. Advances from SEACOR for the period from December 1, 2011 through December 23, 2011 primarily consisted of capital expenditures on helicopters and were partially offset by SEACOR’s purchase of our 2011 tax operating loss benefit of $18.2 million, and were settled by us with a cash payment of $42.6 million to SEACOR on February 9, 2012. SEACOR purchased 1.0 million shares of our Series B preferred stock, including 300,000 shares of our Series B preferred stock on June 8, 2012 and 700,000 shares of our Series B preferred stock on September 25, 2012. We used a portion of the proceeds from the issuance of the Series B preferred stock to repay borrowings under our Revolving Credit Facility originally incurred to finance the purchase of an EC225 helicopter and certain other equipment in order to maintain our compliance with our financial ratios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Overview.”
As a subsidiary of SEACOR, we benefit from opportunities to cross-market our aviation services to SEACOR’s customers that require aviation support for their offshore oil and gas activities and opportunities to utilize our helicopters in support of emergency responses, such as the 2010 earthquake in Haiti. During the nine months ended September 30, 2012 and during 2011, we provided no aviation services to SEACOR under flight charter arrangements. During 2010, we provided less than $0.1 million of aviation services to SEACOR under flight charter arrangements. During 2009, we provided $0.1 million of aviation services to SEACOR.
Transition Services Agreement
On December 30, 2011, we entered into a Transition Services Agreement pursuant to which SEACOR provides us with a number of support services including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. SEACOR charges us for these services based on our share of actual costs incurred, which is generally based on volume processed or units supported. In addition, SEACOR provides us with certain corporate services including executive oversight provided by SEACOR’s senior management team in areas such as corporate strategies, business development and financing, risk management related to management of our insurance programs, legal, accounting and tax, for which it charges us a quarterly fee. We have negotiated an initial quarterly charge of $500,000 for these corporate services. The Transition Services Agreement will continue until the earlier of when the provision of all services has been terminated at either our or SEACOR’s option or upon an event of default. Termination of any service provided under the Transition Services Agreement requires 90 days prior written notice by us or SEACOR. An event of default will occur if a party commits a material breach of the Transition Services Agreement and the breach is incurred for 30 days following notice of such breach, a party makes a general assignment for the benefit of its creditors or upon certain filings of bankruptcy by a party. Following the termination of any service, we will be required to pay SEACOR the aggregate amount of all out-of-pocket costs and expenses reasonably incurred by SEACOR in connection with the termination. In connection with the spin-off, we will amend and restate the Transition Services Agreement. See “—Agreements between SEACOR and Era Group Relating to the Separation—Amended and Restated Transition Services Agreement.”
We also may incur direct fees for any additional services that we ask SEACOR to provide. We will be billed for these additional services based on hourly rates to be negotiated between us and SEACOR that will depend on the nature of the services to be provided.
Other Transactions with SEACOR
As part of a consolidated group, certain of our costs and expenses are incurred by SEACOR and charged to us. These costs and expenses are included in both operating expenses and administrative and general expenses in the accompanying consolidated statements of operations and are summarized as follows for the nine months ended September 30 and the years ended December 31 (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
Payroll costs for SEACOR personnel assigned to us and participation in SEACOR employee benefit plans, defined contribution plan and share award plans	$6,129	$6,952	$11,404	$8,411	$8,255
Shared services allocation for administrative support	1,965	1,935	2,692	2,042	2,099
	$8,094	$8,887	$14,096	$10,453	$10,354

•	Actual payroll costs of SEACOR personnel assigned to us were charged to us.

•
SEACOR maintains self-insured health benefit plans for participating employees, including ours, and charges us for its share of total plan costs incurred based on the percentage of its participating employees.

•
SEACOR provides a defined contribution plan for participating employees, including ours, and charged us for its share of employer matching contributions based on 50% of the participating employees’ first 6% of wages contributed to the plan.

•
Certain of our officers and employees receive compensation through participation in SEACOR share award plans, consisting of grants of restricted stock and options to purchase stock as well as participation in an employee stock purchase plan. We were charged for the fair value of its employees share. As of December 31, 2011, SEACOR had $1.4 million of unrecognized compensation costs on unvested share awards which are expected to be charged to us in future years as follows (in thousands):

2012	$474
2013	363
2014	303
2015	223
2016	36

•
SEACOR also provides certain administrative support services to us under a shared services arrangement, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing, and treasury management.

SEACOR incurs various corporate costs in connection with providing certain corporate services, including, but not limited to, executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to fund its corporate overhead to cover such costs. Prior to entering into the Transition Services Agreement, total management fees charged by SEACOR to us included actual corporate costs incurred plus a mark-up and were generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to

SEACOR's other operating segments. Costs we incurred for management fees from SEACOR are reported as SEACOR management fees in our consolidated statements of operations.
Following the spin-off our employees will cease to participate in any SEACOR sponsored compensation or insurance and health and welfare plans and the only services that SEACOR will provide to us are those contemplated under the Amended and Restated Transition Services Agreement. See “—Agreements between SEACOR and Era Group Relating to the Separation.”
During 2011, SEACOR received insurance proceeds from one of its insurance carriers for damages related to Hurricanes Katrina and Rita. Our share of these proceeds totaled $1.9 million and were offset against our other operating expenses.
On March 31, 2011, we distributed to SEACOR a receivable from SEACOR Asset Management LLC in the amount of $69.8 million representing a return of capital to SEACOR.
Mr. Charles Fabrikant is a director of Diamond Offshore Drilling, Inc. (“Diamond”), a customer of ours. Total revenues from business conducted with Diamond did not exceed $0.1 million in any of the years ended December 31, 2011, 2010 or 2009 and was $0.1 million in the nine months ended September 30, 2012.
Related Person Transactions Policy
In connection with the separation, we will establish a written policy for the review and approval or ratification of transactions with related persons (the “Related Person Transactions Policy”) to assist us in reviewing transactions in excess of $120,000 (“Transactions”) involving us and our subsidiaries and Related Persons (as defined below). Examples include, among other things, sales, purchases or transfers of real or personal property, use of property or equipment by lease or otherwise, services received or furnished, borrowing or lending (including guarantees) and employment by us of an immediate family member of a Related Person or a change in the material terms or conditions of employment of such an individual.
The Related Person Transactions Policy will supplement our other conflict of interest policies set forth in our Corporate Governance Guidelines, our Code of Conduct and Business and Ethics and our other internal procedures. A summary description of the Related Person Transactions Policy is set forth below.
For purposes of the Related Person Transactions Policy, a Related Person will include our directors, director nominees and executive officers since the beginning of our last fiscal year, beneficial owners of 5% or more of any class of our voting securities and members of their respective Immediate Family (as defined in the Related Person Transactions Policy).
The Related Person Transactions Policy will provide that Transactions since the beginning of the last fiscal year must be approved or ratified by the board of directors. The board of directors is expected to delegate to the Audit Committee the review and, when appropriate, the approval or ratification of Transactions. Upon the presentation of a proposed Transaction, the Related Person will be excused from participation and voting on the matter. In approving, ratifying or rejecting a Transaction, the Audit Committee will consider such information as it deems important to conclude if the transaction is fair and reasonable to us.
Whether a Related Person’s interest in a Transaction is material or not will depend on all facts and circumstances, including whether a reasonable investor would consider the Related Person’s interest in the Transaction important, together with all other available information, in deciding whether to buy, sell or hold our securities. In administering this Related Person Transaction Policy, the board of directors or the relevant committee will be entitled (but not required) to rely upon such determinations of materiality by our management.
The following factors will be taken into consideration in determining whether to approve or ratify a Transaction with a Related Person:

i.	the Related Person’s relationship to us and their interest in the Transaction;

ii.	the material facts of the Transaction, including the proposed aggregate value of such Transaction;

iii.	the materiality of the Transaction to the Related Person and us, including the dollar value of the Transaction, without regard to profit or loss;

iv.	the business purpose for and reasonableness of the Transaction, taken in the context of the alternatives available to us for attaining the purposes of the Transaction;

v.	whether the Transaction is comparable to an arrangement that could be available on an arms-length basis and is on terms that are generally available;

vi.	whether the Transaction is in the ordinary course of our business and was proposed and considered in the ordinary course of business; and

vii.
the effect of the transaction on our business and operations, including on our internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transaction.

The following arrangements will not generally give rise to transactions with a Related Person for purposes of the Related Person Transactions Policy given their nature, size and/or degree of significance to us:

i.
use of property, equipment or other assets owned or provided by us, including helicopters, vehicles, housing and computer or telephonic equipment, by a Related Person primarily for our business purposes where the value of any personal use during the course of a year is less than $10,000;

ii.
reimbursement of business expenses incurred by a director or executive officer in the performance of his or her duties and approved for reimbursement by us in accordance with our customary policies and practices;

iii.	compensation arrangements for non-employee directors for their services as such that have been approved by the board of directors or a committee thereof;

iv.
compensation arrangements, including base pay and bonuses (whether in the form of cash or equity awards), for employees or consultants (other than a director or nominee for election as a director) for their services as such that have been approved by the Compensation Committee and employee benefits regularly provided under plans and programs generally available to employees; however, personal benefits from the use of our-owned or provided assets (“Perquisites”), including but not limited to personal use of our-owned or provided helicopters and housing, not used primarily for our business purposes may give rise to a transaction with a Related Person;

v.
a transaction where the rates or charges involved are determined by competitive bids or involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

vi.	a transaction involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

DESCRIPTION OF OUR CAPITAL STOCK
The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of the separation. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.
Authorized Capitalization
We currently have two classes of authorized common stock: Class A and Class B common stock, of which only Class B common stock is issued and outstanding. All of our issued and outstanding Class B common stock is owned by SEACOR. We also currently have issued and outstanding 1,400,000 shares of Series A preferred stock all of which is owned by SEACOR. Immediately before the spin-off and distribution we will effect the Recapitalization. In the Recapitalization, we will exchange our then outstanding Class B common stock, Series A preferred stock and Series B preferred stock for shares of newly-issued common stock, par value $0.01. Following the Recapitalization, we will have only one class of common stock issued and outstanding, and no preferred stock will be outstanding. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock, will be the stock distributed by SEACOR in the spin-off.
Common Stock
The holders of our common stock are entitled to the following rights.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. The common stock votes together as a single class. Directors will be elected by a plurality of the votes of the shares of common stock present in person or by proxy at a meeting of stockholders and voting for nominees in the election of directors. Except as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the subject matter.
Dividend Rights
Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
Liquidation Rights
Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Other Rights
Holders of common stock have no preemptive, subscription, redemption or other conversion rights and do not have any sinking fund provisions. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.
Conversion of Our Common Stock
Shares of our common stock are not convertible into any other shares of our capital stock.
Preferred Stock
Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Anti-Takeover Effects of the Delaware General Corporate Law and Our Amended and Restated Certificate of Incorporation and Bylaws
Section 203 of the Delaware General Corporate Law
Upon the closing of the separation, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who owns 15% or more of the corporation’s outstanding stock, or an affiliate or associate of the corporation who did own 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.
Amended and Restated Certificate of Incorporation and Bylaw Provisions
Upon the closing of the separation, our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Filling Vacancies on the Board of Directors. Any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. Any director appointed to fill a vacancy will hold office until the next election of directors or until their successors are duly elected and qualified.
Meetings of Stockholders. Our bylaws will provide that only a majority of the members of our board of directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements. Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to us not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting, then to be timely, notice must be delivered to us not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.

Amendment to Bylaws and Amended and Restated Certificate of Incorporation. As required by Delaware law, any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended (i) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action or (ii) the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of our capital stock entitled to vote thereon, voting together as a single class.
Blank Check Preferred Stock. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.
Foreign Ownership
We are subject to the Federal Aviation Act, under which our helicopters may be subject to deregistration, and we may lose our ability to operate within the U.S., if persons other than citizens of the U.S. should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our amended and restated certificate of incorporation provides that persons or entities that are not “citizens of the U.S.” (as defined in the Federal Aviation Act) shall not collectively own or control more than 24.9% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the U.S. nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the U.S. shall automatically be reduced.
Listing
We intend to apply to have our common stock listed on the NYSE under the symbol “ERA.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

RECENT SALES OF UNREGISTERED SECURITIES
On August 1, 2011, upon the effectiveness of the Registrant’s amended and restated certificate of incorporation, each share of the Registrant’s previously issued and outstanding shares of common stock was automatically reclassified and became 24,500 shares of Class B common stock.
On December 23, 2011, the Registrant issued 1,400,000 shares of 6% Cumulative Perpetual Preferred Stock, Series A (the “Series A preferred stock”) to SEACOR in exchange for $140,000,000 of aggregate advances from SEACOR. The issuance of the Series A preferred stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.
On June 8, 2012, the Registrant issued 300,000 shares of Preferred Stock, Series B (the “Series B preferred stock”) to SEACOR for aggregate cash proceeds of $30,000,000. The issuance of the Series B preferred stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.
On September 25, 2012, the Registrant issued 700,000 shares of Series B preferred stock to SEACOR for aggregate cash proceeds of $70,000,000. The issuance of Series B preferred stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
The Registrant’s Bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.
The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

CHANGES IN ACCOUNTANTS
In connection with an internal corporate reorganization, through which we contributed our ownership in Dart Helicopter Services, LLC (“Dart Helicopters”) to Dart Holding Company Ltd. (“Dart”) on July 31, 2011 for a 50% interest in Dart, Dart’s board of directors, on November 7, 2011, approved the dismissal of Ernst & Young LLP as Dart Helicopters’ independent auditors and the engagement of KPMG LLP as Dart’s independent registered public accounting firm for the five-month period ended December 31, 2011, effective November 7, 2011. Prior to the corporate reorganization, KPMG served as the independent registered public accounting firm for Dart Aerospace Ltd., which was contributed to Dart by the other 50% stockholder.
In connection with the audits of the consolidated financial statements for Dart Helicopters at July 31, 2011, December 31, 2010 and 2009 and for the seven months ended July 31, 2011, and the fiscal years ended December 31, 2010 and 2009, there were no disagreements between Dart Helicopters and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. Ernst & Young LLP’s report on Dart Helicopters consolidated financial statements at July 31, 2011, December 31, 2010 and 2009 and for the seven months ended July 31, 2011, and the fiscal years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
Ernst & Young LLP has furnished a letter addressed to the Securities and Exchange Commission and filed as an exhibit to our Form 10 stating its agreement with the statements made herein.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.
You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:
Era Group Inc.
818 Town & Country Blvd.
Suite 200
Houston, Texas 77024
Attention: General Counsel
Telephone: (281) 606-4900
We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.
You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS’

ERA GROUP INC.
Page
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009	F-4
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009	F-5
Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-7
Notes to Consolidated Financial Statements	F-8
Financial Statement Schedule:
Schedule II-Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009	F-24

Except for the Financial Statement Schedule set forth above, all other required schedules have been omitted since the information is either included in the consolidated financial statements, not applicable or not required.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITIED)
Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of September 30, 2012 and December 31, 2011	F-25
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2012 and 2011	F-26
Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2012 and 2011	F-27
Consolidated Statement of Changes in Equity for the nine months ended September 30, 2012	F-28
Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011	F-29
Notes to Condensed Consolidated Financial Statements	F-30

DART HOLDING COMPANY LTD.
Report of Independent Registered Public Accounting Firm	F-36
Consolidated Financial Statements:
Consolidated Balance Sheet as of December 31, 2011	F-37
Consolidated Statement of Income, Comprehensive Income and Retained Earnings for the five-month period ended December 31, 2011	F-38
Consolidated Statement of Cash Flow for the five-month period ended December 31, 2011	F-39
Notes to Consolidated Financial Statements	F-40

DART HELICOPTER SERVICES, LLC
Report of Independent Auditors	F-52
Consolidated Financial Statements:
Consolidated Balance Sheets as of July 31, 2011, December 31, 2010 and 2009	F-53
Consolidated Statements of Income for the seven months ended July 31, 2011 and the years ended December 31, 2010 and 2009	F-54
Consolidated Statements of Changes in Members' Equity for the seven months ended July 31, 2011 and the years ended December 31, 2010 and 2009	F-55
Consolidated Statements of Cash Flows for the seven months ended July 31, 2011 and the years ended December 31, 2010 and 2009	F-56
Notes to Consolidated Financial Statements	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Era Group Inc.
We have audited the accompanying consolidated balance sheets of Era Group Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2011.  Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements. These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The 2011financial statements of Dart Holding Company Ltd. (a corporation in which the Company has an 50% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the 2011 consolidated financial statements, insofar as it relates to the amounts included for Dart Holding Company Ltd., is based solely on the report of the other auditors.  In the 2011 consolidated financial statements, the Company’s investment in Dart Holding Company Ltd. is stated at $25,128,000 at December 31, 2011 and the Company’s equity in the net income of Dart Holding Company Ltd., is stated at $443,000 for the period then ended.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Era Group Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Certified Public Accountants
Miami, Florida
March 9, 2012, except for Note 16, as to which the date is December 20, 2012

ERA GROUP INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)

	December 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$79,122	$3,698
Receivables:
Trade, net of allowance for doubtful accounts of $59 and $205 in 2011 and 2010, respectively	42,834	35,848
Other	7,250	5,309
Inventories	24,504	23,153
Prepaid expenses	1,776	2,077
Deferred income taxes	2,293	1,672
Total current assets	157,779	71,757
Property and Equipment:
Helicopters	693,197	645,807
Construction-in-progress	116,130	46,525
Machinery, equipment and spares	65,709	52,803
Buildings and leasehold improvements	24,830	24,243
Furniture, fixtures, vehicles and other	11,939	11,746
	911,805	781,124
Accumulated depreciation	(202,354)	(169,046)
	709,451	612,078
Investments, at Equity, and Advances to 50% or Less Owned Companies	50,263	27,912
Goodwill	352	352
Other Assets	15,379	6,925
	$933,224	$719,024
LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$20,004	$16,171
Accrued wages and benefits	7,108	4,967
Due to SEACOR	42,609	—
Current portion of long-term debt	2,787	2,690
Other current liabilities	5,744	5,344
Total current liabilities	78,252	29,172
Long-Term Debt	285,098	35,885
Advances from SEACOR	—	355,952
Deferred Income Taxes	146,177	127,799
Deferred Gains and Other Liabilities	8,340	6,623
Total liabilities	517,867	555,431
Series A Preferred Stock, at redemption value, 10,000,000 shares authorized; 1,400,000 shares issued in 2011; none issued in 2010	140,210	—
Stockholder Equity:
Common stock, no par value, 3,000 shares authorized; none issued in 2011; 1,000 shares issued in 2010	—	1
Class A common stock, $0.01 par value, 60,000,000 shares authorized; none issued in 2011 and 2010	—	—
Class B common stock, $0.01 par value, 60,000,000 shares authorized; 24,500,000 issued in 2011, none issued 2010	245	—
Additional paid-in capital	287,307	177,584
Accumulated deficit	(11,812)	(13,920)
Accumulated other comprehensive loss	(593)	(72)
Total stockholder equity	275,147	163,593
	$933,224	$719,024

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share data)

	For the years ended December 31,
	2011	2010	2009
Operating Revenues	$258,148	$235,366	$235,667
Costs and Expenses:
Operating	162,707	147,233	147,955
Administrative and general	31,893	25,798	21,396
Depreciation	42,612	43,351	37,358
	237,212	216,382	206,709
Gains on Asset Dispositions and Impairments, Net	15,172	764	316
Operating Income	36,108	19,748	29,274
Other Income (Expense):
Interest income	738	109	52
Interest expense	(1,376)	(94)	(13)
Interest expense on advances from SEACOR	(23,410)	(21,437)	(20,328)
SEACOR management fees	(8,799)	(4,550)	(5,481)
Derivative gains (losses), net	(1,326)	(118)	266
Foreign currency gains (losses), net	516	(1,511)	1,439
Other, net	9	50	—
	(33,648)	(27,551)	(24,065)
Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	2,460	(7,803)	5,209
Income Tax Expense (Benefit):
Current	(17,905)	(46,315)	(29,409)
Deferred	18,339	42,014	32,292
	434	(4,301)	2,883
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	2,026	(3,502)	2,326
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	82	(137)	(487)
Net Income (Loss)	2,108	(3,639)	1,839
Accretion of redemption value on Series A Preferred Stock	210	—	—
Net Income (Loss) attributable to Common Shares	$1,898	$(3,639)	$1,839

Earnings (Loss) Per Common Share:
Basic and Diluted Earnings (Loss) Per Common Share	$0.18	$(3,639.00)	$1,839.00
Weighted Average Common Shares Outstanding	10,270,444	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands)

	For the Years Ended December 31,
	2011	2010	2009
Net Income (Loss)	$2,108	$(3,639)	$1,839
Other Comprehensive Income (Loss):
Foreign currency translation adjustments	(802)	(406)	597
Income tax (expense) benefit	281	142	(209)
	(521)	(264)	388
Comprehensive Income (Loss)	$1,587	$(3,903)	$2,227

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Series A Convertible Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder Equity
Year Ended December 31, 2008	$—	$1	$—	$177,584	$(12,120)	$(196)	$165,269
Net income	—	—	—	—	1,839	—	1,839
Currency translation adjustments, net of tax	—	—	—	—	—	388	388
Year Ended December 31, 2009	—	1	—	177,584	(10,281)	192	167,496
Net loss	—	—	—	—	(3,639)	—	(3,639)
Currency translation adjustments, net of tax	—	—	—	—	—	(264)	(264)
Year Ended December 31, 2010	—	1	—	177,584	(13,920)	(72)	163,593
Non-cash distribution to SEACOR	—	—	—	(69,823)	—	—	(69,823)
Non-cash contribution from SEACOR	—	—	—	180,000	—	—	180,000
Share exchange (see Note 10)	—	(1)	245	(244)	—	—	—
Issuance of Series A Preferred Stock	140,000	—	—	—	—	—	—
Accretion of redemption value on Series A Preferred Stock	210	—	—	(210)	—	—	(210)
Net income	—	—	—	—	2,108	—	2,108
Currency translation adjustments, net of tax	—	—	—	—	—	(521)	(521)
Year Ended December 31, 2011	$140,210	$—	$245	$287,307	$(11,812)	$(593)	$275,147

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	For the Years Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities:
Net income (loss)	$2,108	$(3,639)	$1,839
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	42,612	43,351	37,358
Amortization of deferred financing costs	25	—	—
Bad debt expense (recoveries), net	20	37	(1,589)
Gains on asset dispositions and impairments, net	(15,172)	(764)	(316)
Derivative (gains) losses, net	1,326	118	(266)
Foreign currency (gains) losses, net	(516)	1,511	(1,439)
Deferred income tax expense	18,339	42,014	32,292
Equity in (earnings) losses of 50% or less owned companies	(82)	137	487
Dividends received from 50% or less owned companies	1,236	—	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(9,311)	(2,383)	3,780
Increase in prepaid expenses and other assets	(5,967)	(3,098)	(6,640)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	6,312	6,459	(8,272)
Net cash provided by operating activities	40,930	83,743	57,234
Cash Flows from Investing Activities:
Purchases of property and equipment	(158,929)	(130,770)	(90,762)
Cash settlements on derivative transactions, net	6,109	(471)	(771)
Proceeds from disposition of property and equipment	26,043	880	25,980
Investments in and advances to 50% or less owned companies	(21,840)	(3,150)	(312)
Return of investments and advances from 50% or less owned companies	—	962	861
(Advances) principal payments received on third-party notes receivable, net	(472)	—	888
Net cash used in investing activities	(149,089)	(132,549)	(64,116)
Cash Flows from Financing Activities:
(Payments to) advances from SEACOR, net	(63,166)	8,388	9,386
Proceeds from issuance of long-term debt, net of offering costs	248,950	38,673	—
Payments on long-term debt	(2,690)	(98)	—
Net cash provided by financing activities	183,094	46,963	9,386
Effects of Exchange Rate Changes on Cash and Cash Equivalents	489	(1,768)	(1,396)
Net (Decrease) Increase in Cash and Cash Equivalents	75,424	(3,611)	1,108
Cash and Cash Equivalents, Beginning of Period	3,698	7,309	6,201
Cash and Cash Equivalents, End of Period	$79,122	$3,698	$7,309

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
Nature of Operations. Era Group Inc. and its subsidiaries (collectively referred to as the “Company”) is one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the United States, which is its primary area of operation. The Company is primarily engaged in transportation services to the offshore oil and gas exploration, development and production industry. Its major customers are major integrated and independent oil and gas companies and U.S. government agencies. In addition to serving the oil and gas industry, the Company provides air medical services, firefighting support, flightseeing tours in Alaska, and emergency search and rescue services. The Company operates a fixed base operation (“FBO”) at Ted Stevens Anchorage International Airport and a Federal Aviation Administration (“FAA”) approved maintenance repair station in Lake Charles, Louisiana. The Company has an interest in Dart Holding Company Ltd., a sales and manufacturing organization based in Canada that engineers, manufactures and distributes after-market helicopter parts and accessories, and has an interest in a training center based in Lake Charles, Louisiana, that provides instruction, flight simulator and other training service.
Basis of Consolidation. The consolidated financial statements include the accounts of Era Group Inc. and its wholly-owned subsidiaries. The Company is wholly owned by SEACOR Holdings Inc. (along with its other majority-owned subsidiaries being collectively referred to as “SEACOR”) and represents SEACOR’s aviation services business segment. All significant inter-company accounts and transactions are eliminated in consolidation.
The Company employs the equity method of accounting for investments in business ventures when it has the ability to exercise significant influence over the operating and financial policies of the ventures. Significant influence is generally deemed to exist if the Company has between 20% and 50% of the voting rights of an investee. The Company reports its investments in and advances to equity investees in the accompanying consolidated balance sheets as investments, at equity, and advances to 50% or less owned companies. The Company reports its share of earnings or losses of equity investees in the accompanying consolidated statements of operations as equity in earnings (losses) of 50% or less owned companies, net of tax.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include those related to allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.
Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.
The Company charters the majority of its helicopters primarily through master service agreements, subscription agreements, day-to-day charter arrangements and contract-leases. Master service agreements and subscription agreements require incremental payments above a fixed monthly fee based on flight hours flown. These agreements have fixed terms ranging from one month to five years and generally may be canceled upon 30 days’ notice. Day-to-day charter arrangements call for either a combination of a daily fixed fee plus a charge based on hours flown or an hourly rate. Services provided under contract-leases can include only the equipment, or can include the equipment, logistical and maintenance support, insurance and personnel, or a combination thereof. Fixed monthly fee revenues are recognized ratably over the contract term. Usage or hourly based revenues are recognized as hours are flown.
The Company’s air medical services are provided under contracts with hospitals that typically include either a fixed monthly and hourly rate structure or a fee per completed flight. Fixed monthly revenues are recognized ratably over the month while per-hour or per-flight based revenues are recognized as hours are flown or flights are completed. Most contracts with hospitals are longer-term, but offer either party the ability to terminate with less than six months’ notice. The Company operates some air medical contracts pursuant to which it collects a fee per flight, either from a hospital or an insurance company.

With respect to flightseeing activities, the Company allocates block space to cruise lines and sells seats directly to customers with revenues recognized as the services are performed. The Company’s fixed base operation sells fuel on an ad hoc basis and those sales are recognized at the time of fuel delivery. Training revenues are charged at a set rate per training course and include instructors, training materials and flight or flight simulator time, as applicable. Training revenues are recognized as services are provided.
Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of overnight investments.
Trade Receivables. Customers are primarily major integrated and independent exploration and production companies, hospitals, international helicopter operators and the U.S. government. Customers are typically granted credit on a short-term basis and related credit risks are considered minimal. The Company routinely reviews its trade receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Derivative Instruments. The Company accounts for derivatives through the use of a fair value concept whereby all of the Company’s derivative positions are stated at fair value in the accompanying consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying consolidated statements of operations as derivative gains (losses), net. Realized and unrealized gains and losses on derivatives designated as fair value hedges are recognized as a corresponding increase or decrease in the fair value of the underlying hedged item to the extent they are effective, with any ineffective portion reported in the accompanying consolidated statements of operations as derivative gains (losses), net.
Concentrations of Credit Risk. The Company is exposed to concentrations of credit risk relating to its receivables due from customers in the industries described above. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material. The Company is also exposed to concentrations of credit risk associated with cash, cash equivalents and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties.
Inventories. Inventories, which consist primarily of spare parts and fuel, are stated at the lower of cost (using the average cost method) or market. The Company records write-downs, as needed, to adjust the carrying amount of inventories to lower of cost or market. There were no inventory write-downs in 2011, 2010 or 2009.
Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to helicopters, the estimated useful life is typically based upon a newly built asset being placed into service and represents the point at which it is typically not justifiable for the Company to continue to operate the asset in the same or similar manner. From time to time, the Company may acquire older assets that have already exceeded the Company’s useful life policy, in which case the Company depreciates such assets based on its best estimate of remaining useful life.
As of December 31, 2011, the estimated useful life (in years) of the Company’s categories of new property and equipment was as follows:

Helicopters (estimated salvage value at 40% of cost)	15
Machinery, equipment and spares	5-7
Buildings and leasehold improvements	10-30
Furniture, fixtures, vehicles and other	3-5
The Company reviews the estimated useful lives and salvage values of its fixed assets on an ongoing basis. Effective July 1, 2011, the Company changed its estimated useful life and salvage value for helicopters from 12 to 15 years and 30% to 40%, respectively, due to improvements in new helicopter models that continue to increase their long-term value and make them viable for operation over a longer period of time. For the six months ended December 31, 2011, the change in estimate increased operating income by $7.6 million , net income by $4.9 million and basic and diluted earnings per share by $0.48.

Equipment maintenance and repair costs and the costs of routine overhauls and inspections performed on helicopter engines and major components are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of equipment as well as major renewals or improvements to other properties are capitalized.
The Company engages a number of third-party vendors to maintain the engines and certain components on some of its helicopter models under programs known as “power-by-hour” maintenance contracts. These programs require the Company to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill monthly based on hours flown in the prior month, the costs being expensed as incurred. In the event the Company places a helicopter in a program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. The buy-in charge is normally recorded as a prepaid expense and amortized as an operating expense over the remaining power-by-hour contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, the Company may be able to recover part of its payments to the power-by-hour provider, in which case, the Company records a reduction to operating expense when it receives the refund.
Certain interest costs incurred during the construction of equipment are capitalized as part of the assets’ carrying values and are amortized over such assets’ estimated useful lives. Capitalized interest totaled $2.7 million, $2.3 million and $0.9 million in 2011, 2010 and 2009, respectively.
Impairment of Long-Lived Assets. The Company performs an impairment analysis on long-lived assets used in operations when indicators of impairment are present. The Company’s helicopters in operation are evaluated for impairment on an aggregate fleet basis. If the carrying value of the assets is not recoverable, as determined by the estimated undiscounted cash flows, the carrying value of the assets is reduced to fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. For the year ended December 31, 2011, the Company recognized no impairment charges. For the years ended December 31, 2010 and 2009, the Company recognized impairment charges of $0.3 million and $1.2 million respectively, related to four helicopters, one owned and three leased-in, of a type that the Company no longer operates in its fleet.
Impairment of 50% or Less Owned Companies. The Company performs regular reviews of each investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties in raising capital to continue operations, and when the Company expects the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainty regarding the projected financial performance of investees, the severity and expected duration of declines in value and the available liquidity in the capital markets to support the continuing operations of the investees in which the Company has investments. The Company did not recognize any impairment charges in 2011, 2010 or 2009 related to its 50% or less owned companies.
Goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the acquired entity to its carrying value, including goodwill. To determine its fair value, the Company uses a discounted future cash flow approach that uses estimates for revenues, costs, and appropriate discount rates, among others. These estimates are reviewed each time the Company tests goodwill for impairment and are typically developed as part of the Company’s routine business planning and forecasting process. While the Company believes its estimates and assumptions are reasonable, variations from those estimates could produce materially different results. The Company did not recognize any goodwill impairments in 2011, 2010 or 2009.
Business Combinations. The Company recognizes, with certain exceptions, 100 percent of the fair value of assets acquired, liabilities assumed, and non-controlling interests when the acquisition constitutes a change in control of the acquired entity. Shares issued in consideration for a business combination, contingent consideration arrangements and pre-acquisition loss and gain contingencies are all measured and recorded at their acquisition-date fair value. Subsequent changes to fair value of contingent consideration arrangements are generally reflected in earnings. Any in-process research and development assets acquired are capitalized as are certain acquisition-related restructuring costs if the criteria related to exit or disposal cost obligations are met as of the acquisition date. Acquisition-related transaction costs are expensed as incurred and any changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals are recorded as an adjustment to income tax expense. The operating results of entities acquired are included in the accompanying consolidated statements of operations from the date of acquisition.
Deferred Financing Costs. Deferred financing costs incurred in connection with the issuance of debt are amortized over the life of the related debt using the effective interest rate method for term loans and straight line method for revolving credit facilities. Amortization expense for deferred financing costs totaled less than $0.1 million in 2011 and is included in interest expense in the accompanying consolidated statements of operations. There were no deferred financing costs in 2010 and 2009.

Income Taxes. The Company is included in the consolidated U.S. federal income tax return of SEACOR. SEACOR’s policy for allocation of U.S. federal income taxes requires its subsidiaries to compute their provision for U.S. federal income taxes on a separate company basis and settle with SEACOR. Net operating loss benefits are settled with SEACOR on a current basis and are used in the consolidated U.S. federal income tax return to offset taxable profits of other affiliates. For all periods presented, the total provision for income taxes included in the consolidated statements of operations would remain as currently reported if the Company was not eligible to be included in the consolidated U.S. federal income tax return of SEACOR. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated statements of operations. The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.
Deferred Gains. A portion of the gains realized from sales of the Company’s helicopters to its 50% or less owned companies is not immediately recognized in income and has been recorded in the accompanying consolidated balance sheets in deferred gains and other liabilities. Effective January 1, 2009, the Company adopted new accounting rules relating to the sale of its equipment to its non-controlled 50% or less owned companies. For transactions occurring subsequent to the adoption of the new accounting rules, gains are deferred only to the extent the Company has financed the transactions. For transactions occurring prior to the adoption of the new accounting rules, gains were deferred and are being amortized based on the Company’s ownership interest, cash received and the helicopters’ depreciable lives.
During the year ended December 31, 2011, the Company sold one helicopter to Era do Brazil. In addition, the Company previously sold two helicopters to a finance company that were in turn leased back by Lake Palma and sold four helicopters directly to Lake Palma. Deferred gain activity related to these transactions for the years ended December 31 was as follows (in thousands):

	2011	2010	2009
Balance at beginning of year	$1,084	$1,677	$2,269
Deferred gains arising from equipment sales	2,000	—	—
Amortization of deferred gains included in gains on asset dispositions and impairments, net	(706)	(593)	(592)
Balance at end of year	$2,378	$1,084	$1,677
Foreign Currency Translation. Certain of the Company’s investments, at equity, and advances to 50% or less owned companies were measured using their functional currency, which is the currency of the primary foreign economic environment in which they operate. These investments are translated to U.S. dollars at currency exchange rates as of the balance sheet dates and its equity earnings (losses) at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments are reported in other comprehensive income (loss) in the accompanying consolidated statements of comprehensive income (loss).
Foreign Currency Transactions. From time to time, the Company enters into transactions denominated in currencies other than its functional currency. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency gains (losses), net in the accompanying consolidated statements of operations in the period which the currency exchange rates change.
Earnings (Loss) Per Common Share. Basic earnings (loss) per common share of the Company are computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted earnings (loss) per common share of the Company are computed based on the weighted average number of common shares issued and outstanding plus the effect of potentially dilutive securities through the application of the if-converted method that assumes all common shares have been issued and outstanding during the relevant periods pursuant to the conversion of all outstanding Series A preferred stock. For the year ended December 31, 2011, diluted earnings per common share of the Company excluded 151,027 weighted average common shares issuable upon the conversion of Series A preferred stock as the effect of their inclusion in the computation would have been antidilutive.

2. FAIR VALUE MEASUREMENTS
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The Company’s financial assets and liabilities as of December 31 that are measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3
2011
LIABILITIES
Derivative instruments (included in other current liabilities)	$—	$954	$—
2010
ASSETS
Derivative instruments (included in other receivables)	$—	$1,368	$—
LIABILITIES
Derivative instruments (included in other current liabilities)	—	697	—
The estimated fair value of the Company’s other financial assets and liabilities as of December 31 were as follows (in thousands):

	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
ASSETS
Cash and cash equivalents	$79,122	$79,122	$3,698	$3,698
Notes receivable from other business ventures (included in other receivables and other assets)	1,661	1,661	—	—
LIABILITIES
Advances from SEACOR	—	—	355,952	see below
Long-term debt, including current portion	287,885	287,805	38,575	38,575
The carrying values of cash, cash equivalents and the Company’s recently issued notes receivable from other business ventures approximate fair value. It was not practical to estimate fair value of advances from SEACOR because the timing of settlement was not certain. The Company’s long-term debt was estimated using discounted cash flow analysis based on estimated current rates. Considerable judgment was required in developing certain of the estimates of fair value and accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
The Company’s non-financial assets and liabilities that were measured at fair value during the years ended December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3
2011
LIABILITIES
Lease obligations for Helicopters (included in other current liabilities)(1)	$—	$—	$395
2010
ASSETS
Held for Sale Helicopter (included in Other Assets)(2)	$—	$—	$200
LIABILITIES
Lease obligations for Helicopters (included in other current liabilities)(3)	—	—	879
____________________

1.	During the year ended December 31, 2011, the Company recorded a gain of $0.2 million to decrease the carrying value of its exit obligations for three leased-in helicopters.

2.	During the year ended December 31, 2010, the Company recorded an impairment charge of $0.1 million to reduce its carrying value of one helicopter.

3.	During the year ended December 31, 2010, the Company recorded an impairment charge of $0.2 million to increase the carrying value of its exit obligations for three leased-in helicopters to fair value.
3. DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES
SEACOR has entered into forward currency exchange contracts on behalf of the Company. These derivative instruments are classified as either assets that are included in other receivables or liabilities that are included in other current liabilities based on their individual fair values. As of December 31, 2011, none of these derivative instruments were outstanding. The fair values of the Company’s derivative instruments as of December 31, 2010 were assets of $1.4 million and liabilities of $0.7 million.
As of December 31, 2010, the Company had designated its forward currency exchange contracts with notional values of €56.0 million as fair value hedges in respect of capital commitments denominated in Euros. During the year ended December 31, 2011, the Company designated €87.3 million and €85.5 million notional value of these contracts matured. Additionally, €57.8 million notional value were dedesignated and the Company settled those contracts with SEACOR. By entering into these forward currency exchange contracts, the Company had fixed a portion of its euro capital commitments in U.S. dollars to protect against currency fluctuations for equipment that was scheduled to be delivered in 2011 through 2013.
The Company recognized gains (losses) on derivative instruments designated as fair value hedges for the years ended December 31 as follows (in thousands):

	2011	2010	2009
Foreign currency exchange contracts, effective and ineffective portions	$5,770	$(1,973)	$206
Increase (decrease) in fair value of hedged items included in property and equipment corresponding to the effective portion of derivative (gains) losses	(5,810)	1,855	60
	$(40)	$(118)	$266
During the year ended December 31, 2011, the Company entered into two interest rate swap agreements maturing in 2014 and 2015 that call for the Company to pay fixed interest rates of 1.67% and 1.83% on an aggregate notional value of $31.8 million and receive a variable interest rate based on the London Interbank Offered Rate (“LIBOR”) on these notional values. The general purpose of these interest rate swap agreements is to provide protection against increases in interest rates, which might lead to higher interest costs for the Company. The fair value of these derivative instruments at December 31, 2011 were liabilities of $1.0 million. The Company recognized losses of $1.3 million on these derivative instruments for the year ended December 31, 2011.
4. ACQUISITIONS AND DISPOSITIONS
Equipment Additions. The Company’s capital expenditures were $158.9 million, $130.8 million and $90.8 million in 2011, 2010 and 2009, respectively. Major equipment placed in service for the years ended December 31 were as follows (unaudited):

	2011	2010	2009
Light helicopters - single engine	1	—	2
Light helicopters - twin engine	3	—	3
Medium helicopters	4	5	1
Heavy helicopters	1	1	2
	9	6	8
Equipment Dispositions. The Company sold property and equipment for $26.0 million, $0.9 million and $26.0 million in 2011, 2010 and 2009, respectively. Major equipment dispositions for the years ended December 31 were as follows (unaudited):

	2011(1)	2010	2009(2)
Light helicopters - single engine	3	—	1
Light helicopters - twin engine	3	2	4
Medium helicopters	2	—	—
Heavy helicopters	3	—	1
	11	2	6
____________________

1.	Includes one EC120 helicopter that had previously been removed from service.

2.	Excludes one EC120 and one BK-117 helicopter removed from service.

5. INVESTMENTS, AT EQUITY, AND ADVANCES TO 50% OR LESS OWNED COMPANIES
Investments, at equity, and advances to 50% or less owned companies as of December 31 were as follows (in thousands):

	Ownership	2011	2010	2009
Dart	50.0%	$25,128	$19,701	$20,285
Aeróleo	50.0%	9,160	—	—
Era do Brazil	50.0%	6,744	—	—
Era Training Center	50.0%	5,874	4,877	1,755
Lake Palma(1)	51.0%	3,357	3,334	4,672
		$50,263	$27,912	$26,712
____________________

1.	The Company owns a 51% financial interest in this joint venture; however, it does not consolidate the venture as it only controls 50% of the venture’s voting rights.

Combined Condensed Financials. The stand alone financial statements of Dart Holding Company Ltd. for the five months ended December 31, 2011 (organized on July 31, 2011) and of Dart Helicopter Services LLC for the seven months ended July 31, 2011 and for the years ended December 31, 2010 and 2009 are included elsewhere in this Registration Statement on Form S-1. Summarized financial information for the Company’s other investments, at equity, as of and for the years ended December 31 was as follows (in thousands):

	2011	2010
Current Assets	$36,271	$4,067
Noncurrent Assets	33,129	17,318
Current Liabilities	26,556	641
Noncurrent Liabilities	26,496	7,366

	2011	2010	2009
Operating Revenues	$53,827	$3,225	$3,072
Costs and Expenses:
Operating and administrative	51,726	381	329
Depreciation	3,081	2,189	2,544
	54,807	2,570	2,873
Operating Income	$(980)	$655	$199
Net Income (Loss)	$(1,590)	$57	$(251)
As of December 31, 2011 and 2010, cumulative undistributed net earnings (losses) of 50% or less owned companies included in the Company’s consolidated accumulated deficit were a loss of $1.8 million and earnings of $0.4 million, respectively.
Dart . A wholly owned subsidiary of the Company, Era DHS LLC, acquired 49% of the capital stock of Dart Helicopter Services LLC (“Dart Helicopters”), a sales, marketing and parts manufacturing organization based in North America that engineers and manufactures after-market parts and equipment for sale to helicopter manufacturers and operators. During 2009, the Company provided a $0.3 million loan to Dart Helicopters with a maturity of June 2012 and an annual interest rate of 5%, which is payable quarterly and the principal due at maturity. On February 28, 2011, the Company made an additional investment of $5.0 million in Dart Helicopters and, on July 31, 2011, contributed its ownership in Dart Helicopters to Dart Holding Company Ltd. (“Dart”) in exchange for a 50% interest in Dart and a note receivable of $5.1 million. The note receivable bears an interest rate of 4.0% per annum, requires quarterly principal and interest payments and matures on July 31, 2023. During the years ended December 31, 2011, 2010 and 2009, the Company purchased $2.3 million, $1.1 million and $1.1 million, respectively of products from Dart Helicopters and Dart. During the years ended December 31, 2010 and 2009, the Company received management fees of $0.2 million and $0.2 million, respectively. The management fees earned during the year ended December 31, 2011 were not material.
Aeróleo. On July 1, 2011, the Company acquired a 50% economic interest and a 20% voting interest in Aeróleo Taxi Aereo S/A (“Aeróleo”), a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry, for $4.8 million in cash. The Company and its partner also each loaned Aeróleo $6.0 million at an interest rate of 6% per annum. The note requires monthly interest payments and matures in June 2013. The Company leases 11 helicopters to Aeróleo and for the period July 1, 2011 through December 31, 2011, the Company recognized $14.0 million of operating revenues from these leases, of which $3.0 million was outstanding as of December 31, 2011. The Company has performed a preliminary fair value analysis of Aeroleo as of the acquisition date. The excess of the purchase price over the Company’s interest in Aeróleo’s net assets has been initially allocated to intangible assets and goodwill in the amount of $3.2 million each. Finalization of the preliminary fair value analysis may result in revisions to this allocation.
Era do Brazil. On July 1, 2011, the Company and its partner each contributed $4.8 million in cash to Era do Brazil LLC (“Era do Brazil”), a 50-50 joint venture. Era do Brazil immediately acquired a helicopter, subject to a lease to Aeróleo, from the Company for $11.5 million ($9.5 million in cash and a $2.0 million note payable). The note payable bears an interest rate of 7.0% per annum, requires 60 monthly principal and interest payments, and is secured by the helicopter and the Aeróleo lease. The Company provides maintenance services to Era do Brazil and for the period July 1, 2011 through December 31, 2011, the Company recognized $0.3 million of operating revenues from these services, all of which was outstanding as of December 31, 2011.
Era Training Center. Era Training Center LLC (“Era Training Center”) operates flight training devices and provides training services to the Company and third-party customers. During the years ended December 31, 2011, 2010 and 2009, the Company provided helicopter, management and other services to the joint venture totaling $0.7 million, $0.6 million and $0.4 million, respectively, and paid the joint venture $0.1 million, $0.2 million and $0.1 million for simulator fees in 2011, 2010 and 2009, respectively. In December 2010, Era Training Center signed a $3.2 million note with the Company to purchase two flight simulators. The note is secured by the two flight simulators and bears interest at 6%. Terms of the note require quarterly interest-only payments for the first year and $0.1 million quarterly payments of principal and interest thereafter until January 2026. In 2011, the Company made additional advances of $1.2 million under the note.
Lake Palma. Lake Palma, S.L. (“Lake Palma”) operates six helicopters in Spain.
6. ESCROW DEPOSITS ON LIKE-KIND EXCHANGES
From time to time, the Company enters into Qualified Exchange Accommodation Agreements with a third party to meet the like-kind exchange requirements of Section 1031 of the Internal Revenue Code and the provisions of Revenue Procedure 2000-37. In accordance with these provisions, the Company is permitted to deposit proceeds from the sale of assets into escrow accounts for the purpose of acquiring other assets and qualifying for the temporary deferral of taxable gains realized. Consequently, the Company established escrow accounts with financial institutions for the deposit of funds received on sale of equipment, which were designated for replacement property within a specified period of time. As of December 31, 2011 and 2010, there were no deposits in like-kind exchange escrow accounts.
7. INCOME TAXES
The components of income tax expense (benefit) for the years ended December 31 were as follows (in thousands):

	2011	2010	2009
Current:
Federal	$(18,986)	$(46,423)	$(29,698)
State	39	69	98
Foreign	1,042	39	191
	(17,905)	(46,315)	(29,409)
Deferred:
Federal	19,313	43,415	31,956
State	(974)	(1,401)	336
	18,339	42,014	32,292
	$434	$(4,301)	$2,883

The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate for the years ended December 31:

Provision (Benefit):	2011	2010	2009
Statutory rate	35.0%	(35.0)%	35.0%
Non-deductible SEACOR management fees	16.4%	—	10.0%
SEACOR share award plans	2.2%	(3.5)%	0.9%
State taxes	(9.6)%	(3.0)%	4.2%
State effective tax rate changes	(29.0)%	(14.4)%	3.4%
Other	2.6%	0.8%	1.8%
	17.6%	(55.1)%	55.3%
During the years ended December 31, 2011, 2010 and 2009, the Company recognized an income tax benefit of $0.7 million, an income tax benefit of $1.1 million and an income tax expense of $0.2 million, respectively on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors. The Company participates in share award programs sponsored by SEACOR and receives an additional income tax benefit or expense based on the difference between the fair market value of share awards at the time of grant and the fair market value at the time of vesting or exercise.
The components of net deferred income tax liabilities as of December 31 were as follows (in thousands):

	2011	2010
Deferred tax liabilities:
Property and equipment	$147,954	$127,241
Buy-in on maintenance programs	3,288	2,123
Other	—	952
Total deferred tax liabilities	151,242	130,316
Deferred tax assets:
Equipment leases	1,153	1,613
Other	6,205	2,576
Total deferred tax assets	7,358	4,189
Net deferred tax liabilities	$143,884	$126,127

8. LONG-TERM DEBT
The Company’s borrowings as of December 31 were as follows (in thousands):

	2011	2010
Senior Secured Revolving Credit Facility	$252,000	$—
Promissory Notes	35,885	38,575
	287,885	38,575
Portion due with one year	(2,787)	(2,690)
	$285,098	$35,885

The Company’s long-term debt maturities for the years ended December 31 are as follows (in thousands):

2012	$2,787
2013	2,787
2014	2,787
2015	27,524
2016	252,000
$287,885
Senior Secured Revolving Credit Facility. On December 22, 2011, the Company entered into a $350.0 million senior secured revolving credit facility that matures in December 2016 and is secured by substantially all of the tangible and intangible assets of the Company. Advances under the senior secured revolving credit facility are available for general corporate purposes and can be used to issue up to $50.0 million in letters of credit. Interest on advances are at the option of the Company of either a “base rate” or LIBOR as defined plus an applicable margin. The “base rate” is defined as the highest of: (a) the Prime Rate, as defined; (b) the Federal Funds Effective Rate, as defined, plus 50 basis points; or (c) a daily LIBOR, as defined, plus an applicable margin. The applicable margin is based on the Company’s funded debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined, and ranges from 100 to 160 basis points on the “base rate” margin and 210 to 285 basis points on the LIBOR margin. The applicable margin as of December 31, 2011, was 140 basis points on the “base rate” margin and 260 basis points on the LIBOR margin. A quarterly commitment fee is payable based on the average unfunded portion of the committed amount at a rate based on the Company’s funded debt to EBITDA, as defined, and ranges from 25 to 50 basis points, and as of December 31, 2011 the commitment fee was 50 basis points.
The senior secured revolving credit facility contains various restrictive covenants including interest coverage, funded debt to EBITDA, secured funded debt to EBITDA, funded debt to the fair market value of owned helicopters, fair market value of mortgaged helicopters to funded debt, fair market value of mortgaged helicopters registered in the United States to fair market value of all mortgaged helicopters, as well as other customary covenants, representations and warranties, funding conditions and events of default, all as defined in the senior secured revolving credit facility. In addition, the senior secured revolving credit facility restricts the payment of dividends on the Company’s common stock for one year, until December 22, 2012 and, under certain conditions thereafter, may restrict the ability of the Company to distribute dividends on its preferred and common stock. Generally, dividends may be declared and paid quarterly provided the Company is in compliance with the various covenants of the senior secured revolving credit facility, as defined, and the dividend amount does not exceed 20% of the net income of the Company for the previous four consecutive quarters.
As of December 31, 2011, the Company had $252.0 million outstanding advances under the senior secured revolving credit facility at an annual rate of 3.23% and had no issued letters of credit. The remaining amounts under the senior secured revolving credit facility are available to fund working capital needs. On February 29, 2012, the Company drew an additional $15.0 million under the senior secured revolving credit facility for capital expenditures and working capital requirements.
Promissory Notes. On December 23, 2010, the Company entered into a promissory note for $27.0 million to purchase a heavy helicopter. The note is secured by the helicopter and bears a variable interest rate that resets every three months and is computed as the three-month LIBOR rate at the date of each reset plus 260 basis points. At December 31, 2011, the interest rate on this note was 3.15%. The note requires $0.1 million monthly payments of principal plus accrued interest with a final payment of $19.0 million in December 2015.
On November 24, 2010, the Company entered into a promissory note for $11.7 million to purchase a medium helicopter. The note is secured by the helicopter and bears a variable interest rate that resets every three months and is computed as the three-month LIBOR rate at the date of each reset plus 260 basis points. At December 31, 2011, the interest rate on this note was 3.15%. The note requires $0.1 million monthly payments of principal plus accrued interest with a final payment of $5.9 million in December 2015.
9. SERIES A PREFERRED STOCK
In July 2011, the Company’s Board of Directors adopted the Company’s amended and restated certificate of incorporation to authorize the issuance of 10,000,000 shares $0.01 par value preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to the Company’s common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

On December 23, 2011, the Company’s Board of Directors designated 1,400,000 shares of preferred stock as 6% Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), all of which were issued to SEACOR in exchange for $140.0 million of advances from SEACOR. The stated value per share of Series A Preferred Stock is $100 (the “Original Issue Price”). The shares of the Series A Preferred Stock are redeemable at the option of the Company, in whole or in part, at the Original Purchase Price plus any accrued but unpaid dividends on the Series A Preferred Stock.
Holders of Series A Preferred Stock may convert all or any portion of the Series A Preferred Stock, at their option, at any time prior to the initial public offering at the conversion rate of 4.375 shares of Class B common stock for each share of Series A Preferred Stock, subject to certain anti-dilution adjustments. For a period of 45 days following a qualified public offering (as defined by the amended and restated certificate of incorporation of the Company), holders of Series A Preferred Stock may convert all or any portion of the Series A Preferred Stock, at their option, at any time, into the number of shares of Class B common stock equal to the aggregate stated value of the shares to be converted divided by the initial public offering price of the Company’s Class A common stock. Following this period, holders of Series A Preferred Stock may convert all or any portion of the Series A Preferred Stock, at their option, at any time, into the number of shares of Class B common stock equal to the aggregate stated value of the shares being converted divided by the applicable trading value of the Class A common stock.
In the event of the Company’s liquidation, dissolution or winding up, the holders of Series A Preferred Stock will receive, in priority over the holders of the Company’s common stock, a liquidation preference equal to the Original Issue Price of such shares plus accrued but unpaid dividends on the shares. Holders of Series A Preferred Stock do not have voting rights, except under certain limited circumstances.
Holders of outstanding shares of Series A Preferred Stock are entitled to receive cumulative dividends in cash out of any funds and assets of the Company legally available therefor, before any dividend will be paid or declared on any shares of the Company’s common stock, at the rate of 6% per annum from the date of issuance through the date of conversion or redemption, payable quarterly in arrears, and compounded on a quarterly basis if not previously paid.
As SEACOR controls the redemption of the Series A Preferred Stock through its control of the Company, the Company has classified the Series A Preferred Stock outside of stockholder equity.
10. COMMON STOCK
In July 2011, the Company’s Board of Directors adopted the Company’s amended and restated articles of incorporation to authorize the issuance of 60,000,000 shares $0.01 par value Class A common stock and 60,000,000 shares $0.01 par value Class B common stock. Effective August 1, 2011, each then issued share of the Company’s no par value common stock was exchanged for 24,500 shares of Class B common stock. The rights of the holders of Class A and Class B common shares are substantially identical, except with respect to voting and conversion. Specifically, the holders of Class B common stock shall be entitled to eight votes per share and the holders of Class A common stock shall be entitled to one vote per share. The shares of Class B common stock are convertible into Class A common stock (i) at the holder’s option and (ii) automatically upon the transfer of any such shares of Class B common stock to a person other than SEACOR or a subsidiary of SEACOR (except in the case of a tax-free spinoff to stockholders of SEACOR) or if the aggregate number of shares of Class B common stock beneficially owned by SEACOR and its affiliates falls below 20% of the aggregate number of shares of common stock then outstanding (except in the case of a tax-free spinoff to stockholders of SEACOR). In addition, if SEACOR were to effect a tax-free spinoff, following such tax-free spinoff, all of the outstanding shares of Class B common stock may be converted into shares of Class A common stock with the consent of a majority of the holders of Class A common stock and the holders of Class B common stock, voting as separate classes. The shares of Class A common stock are not convertible into any other shares of our capital stock.
11. SHARE-BASED COMPENSATION
In July 2011, the Company’s Board of Directors approved the 2011 Share Incentive Plan. The 2011 Share Incentive Plan provides for the grant of options to purchase shares of the Company’s common stock, restricted stock, stock appreciation rights, stock awards, performance awards, restricted stock units and performance-based awards to the Company’s non-employee directors, officers, employees and consultants. A committee appointed by the Board of Directors administers the 2011 Share Incentive Plan. A total of 3,000,000 shares of Class A common stock have been authorized for grant under this plan. All shares issued pursuant to such grants will be newly issued shares of Class A common stock. In accordance with the terms of the plan, the exercise price per share of options granted cannot be less than 100% of the fair market value of Class A common stock at the date of grant. To date, the Company has not granted any share awards under the Share Incentive Plan.
12. RELATED PARTY TRANSACTIONS
Prior to the Company’s entry into a senior secured revolving credit facility on December 22, 2011, the Company participated in a cash management program whereby certain operating and capital expenditures of the Company were funded through advances from SEACOR and certain cash collections of the Company were forwarded to SEACOR. Net amounts due to SEACOR under this program were reported as advances from SEACOR in the accompanying consolidated balance sheets. The Company incurred interest on the outstanding advances, which was reported as interest expense on advances from SEACOR in the accompanying consolidated statements of operations. Interest was calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR.
On December 23, 2011, SEACOR recapitalized the Company in connection with the Company’s entry into a senior secured revolving credit facility. As part of the recapitalization, the Company issued 1,400,000 shares of its Series A preferred stock to SEACOR in exchange for $140.0 million of aggregate advances previously provided to it by SEACOR. SEACOR also contributed an additional $180.0 million of capital to the Company in respect of additional prior advances. All remaining outstanding advances from SEACOR through November 30, 2011 were settled by the Company with a cash payment of $199.7 million to SEACOR on December 23, 2011. The Company’s advance activity with SEACOR from December 1, 2011 through December 23, 2011, primarily consisting of capital expenditures on helicopters and partially offset by SEACOR’s purchase of the Company’s 2011 tax operating loss benefit of $18.2 million, were settled by the Company with a cash payment of $42.6 million to SEACOR on February 9, 2012.
During 2011, the Company provided no aviation services to SEACOR under flight charter arrangements. During 2010, the Company provided less than $0.1 million of aviation services to SEACOR under flight charter arrangements. During 2009, the Company provided $0.1 million of aviation services to SEACOR.
As part of a consolidated group, certain costs and expenses of the Company are borne by SEACOR and charged to the Company. These costs and expenses are included in both operating expenses and administrative and general expenses in the accompanying consolidated statements of operations and are summarized as follows for the years ended December 31 (in thousands):

	2011	2010	2009
Payroll costs for SEACOR personnel assigned to the Company and participation in SEACOR employee benefit plans, defined contribution plan and share award plans	$11,404	$8,411	$8,255
Shared services allocation for administrative support	2,692	2,042	2,099
	$14,096	$10,453	$10,354

•	Actual payroll costs of SEACOR personnel assigned to the Company are charged to the Company.

•
SEACOR maintains self-insured health benefit plans for participating employees, including those of the Company, and charges the Company for its share of total plan costs incurred based on the percentage of its participating employees.

•
SEACOR provides a defined contribution plan for participating employees, including those of the Company, and charges the Company for its share of employer matching contributions based on 50% of the participating employees’ first 6% of wages contributed to the plan.

•
Certain officers and employees of the Company receive compensation through participation in SEACOR share award plans, consisting of grants of restricted stock and options to purchase stock as well as participation in an employee stock purchase plan. The Company is charged for the fair value of its employees share. As of December 31, 2011, SEACOR had $1.4 million of unrecognized compensation costs on unvested share awards which are expected to be charged to the Company in future years as follows (in thousands):

2012	$474
2013	363
2014	303
2015	223
2016	36

•
SEACOR also provides certain administrative support services to the Company under a shared services arrangement, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing, and treasury management.

SEACOR incurs various corporate costs in connection with providing certain corporate services, including, but not limited to, executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to fund its corporate overhead to cover such costs. Total management fees charged by SEACOR to its operating segments include actual corporate costs incurred plus a mark-up and are generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR’s other operating segments. On December 30, 2011, the Company and SEACOR entered into an agreement for SEACOR to provide these services at a fixed rate of $2.0 million per annum beginning January 1, 2012. Costs the Company incurred for management fees from SEACOR are reported as SEACOR management fees in the Company’s consolidated statements of operations. The Company’s costs for such services could differ if it was not part of SEACOR’s consolidated group.
During 2011, SEACOR received insurance proceeds from one of its insurance carriers for damages related to Hurricanes Katrina and Rita. The Company’s share of these proceeds totaled $1.9 million and were offset against the Company’s other operating expenses.
On March 31, 2011, the Company distributed to SEACOR a receivable from SEACOR Asset Management LLC in the amount of $69.8 million representing a return of capital to SEACOR.
Mr. Charles Fabrikant, Chairman of the Board of the Company, is a director of Diamond Offshore Drilling, Inc. (Diamond), a customer of the Company. The total amount earned by the Company from business conducted with Diamond did not exceed $1.0 million in any of the years ended December 31, 2011, 2010 or 2009.
13. COMMITMENTS AND CONTINGENCIES
The Company’s unfunded capital commitments as of December 31, 2011 consisted primarily of helicopters and totaled $101.4 million, of which $60.6 million is payable in 2012. Of these commitments, $43.6 million may be terminated without further liability other than liquidated damages of $1.4 million in the aggregate. Delivery dates on the remaining commitments have yet to be determined. Subsequent to December 31, 2011, the Company committed to purchase one helicopter and additional equipment for $29.6 million.
On June 12, 2009, a purported civil class action was filed against SEACOR, Era Group Inc., Era Helicopters LLC and three other defendants (collectively, the “Defendants”) in the U.S. District Court for the District of Delaware, Superior Offshore International, Inc. v. Bristow Group Inc., et al., No. 09-CV-438 (D. Del.). The Complaint alleges that the Defendants violated federal antitrust law by conspiring with each other to raise, fix, maintain or stabilize prices for offshore helicopter services in the U.S. Gulf of Mexico during the period January 2001 to December 2005. The purported class of plaintiffs includes all direct purchasers of such services and the relief sought includes compensatory damages and treble damages. The Company believes that the claims set forth in the Complaint are without merit and intends to vigorously defend the action. On September 4, 2009, the Defendants filed a motion to dismiss the Complaint. On September 14, 2010, the Court entered an order dismissing the Complaint. On September 28, 2010, the plaintiffs filed a motion for reconsideration and amendment and a motion for re-argument (the “Motions”). On November 30, 2010, the Court granted the Motions, amended the Court’s September 14, 2010 Order to clarify that the dismissal was without prejudice, permitted the filing of an Amended Complaint, and authorized limited discovery with respect to the new allegations in the Amended Complaint. Following the completion of such limited discovery, on February 11, 2011, the Defendants filed a motion for summary judgment to dismiss the Amended Complaint with prejudice. On June 23, 2011, the Court granted summary judgment for the Defendants. On July 22, 2011, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Third Circuit. On August 9, 2011, Defendants moved for certain excessive costs, expenses, and attorneys’ fees under 28 U.S.C. § 1927. That motion is fully briefed and a decision is pending. On October 11, 2011, the plaintiffs filed their opening appeal brief with the U.S. Court of Appeals for the Third Circuit. That motion is fully briefed and oral argument is calendared for March 20, 2012. The Company is unable to estimate the possible exposure, if any, resulting from these claims but believes they are without merit and will continue to vigorously defend the action.
In the normal course of its business, the Company becomes involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company’s potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company’s consolidated financial position, or its results of operations or its cash flows.

As of December 31, 2011, the Company leased 11 helicopters and certain facilities and equipment. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The leases generally contain purchase and lease renewal options or rights of first refusal with respect to sale or lease of the equipment. The lease terms range in duration from one to ten years. Total rental expense for the Company’s operating leases in 2011, 2010 and 2009 was $4.3 million, $4.2 million and $5.1 million, respectively. Future minimum payments in the years ended December 31 under operating leases that have a remaining term in excess of one year as of December 31, 2011 were as follows (in thousands):

Minimum Payments
2012	$1,987
2013	1,952
2014	1,857
2015	1,729
2016	1,699
Years subsequent to 2016	4,747
14. SEGMENT INFORMATION, MAJOR CUSTOMERS AND GEOGRAPHICAL DATA
The Company has determined that its operations comprise a single segment. Helicopters are highly mobile and may be utilized in any of the Company’s service lines as business needs dictate.
In 2011, Anadarko Petroleum Corporation (“Anadarko”) and Aeróleo accounted for 12% and 11%, respectively, of the Company’s revenues. In 2010, Anadarko, U.S. government agencies and Aeróleo accounted for 11%, 11% and 10%, respectively, of the Company’s revenues. In 2009, the Company did not earn revenues from any single customer that were greater than or equal to 10% of total consolidated operating revenues. For the years ended December 31, 2011, 2010 and 2009, approximately 28%, 24% and 15%, respectively, of the Company’s operating revenues were derived from foreign operations. The Company’s foreign revenues are primarily derived from international contract-leasing activities.
The following represents the Company’s operating revenues attributed by geographical region in which services are provided to customers for the years ended December 31 (in thousands):

	2011	2010	2009
Operating Revenues:
United States	$185,677	$178,656	$201,344
Europe	21,352	17,097	16,062
Latin America and the Caribbean	38,321	29,689	15,047
Australia	—	—	1,158
Canada	318	369	1,461
Asia	12,480	9,555	595
	$258,148	$235,366	$235,667
The Company’s long-lived assets are primarily its property and equipment employed in various geographical regions of the world The following represents the Company’s property and equipment based upon the assets’ physical location as of December 31 (in thousands):

	2011	2010	2009
Property and Equipment:
United States	$429,346	$371,610	$321,077
Europe	103,061	82,836	86,080
Latin America and the Caribbean	140,324	119,493	92,912
Australia	—	—	7,027
Canada	615	614	9,244
Asia	36,105	37,525	6,855
	$709,451	$612,078	$523,195

15. SUPPLEMENTAL INFORMATION FOR STATEMENTS OF CASH FLOWS
Supplemental information for the years ended December 31 was as follows (in thousands):

	2011	2010	2009
Benefit on net tax operating losses purchased by SEACOR	$18,236	$47,016	$30,346
Income taxes paid, net of refunds	557	65	176
Interest paid to SEACOR, excluding capitalized interest	23,410	21,437	20,328
Interest paid to others	1,114	79	13
Schedule of Non-Cash Investing and Financing Activities:
Company financed sale of equipment and parts	3,189	—	—
Non-cash distribution to SEACOR	69,823	—	—
Non-cash contribution from SEACOR	180,000	—	—
Exchange of advances from SEACOR for Series A Preferred Stock	140,000	—	—
16. SUBSEQUENT EVENTS
Series B Preferred Stock. On June 8, 2012, the Company’s Board of Directors designated 300,000 shares of Series B Preferred Stock, all of which were issued to SEACOR in exchange for $30.0 million. The stated value per share of Series B Preferred Stock is $100 (the “Original Issue Price”). The shares of the Series B Preferred Stock are redeemable at the option of the Company, in whole or in part, at the Original Purchase Price.
Holders of Series B Preferred Stock may convert all or any portion of the Series B Preferred Stock, at their option, at any time prior to an initial public offering of the Company’s Class A common stock at the conversion rate of 4.375 shares of Class B common stock for each share of Series B Preferred Stock, subject to certain anti-dilution adjustments. Prior to the 46 calendar days following a qualified public offering (as defined by the amended and restated certificate of incorporation of the Company), holders of Series B Preferred Stock may convert all or any portion of the Series B Preferred Stock, at their option, at any time, into the number of shares of Class B common stock equal to the aggregate stated value of the shares to be converted divided by the initial public offering price of the Company’s Class A common stock. Following this period, holders of Series B Preferred Stock may convert all or any portion of the Series B Preferred Stock, at their option, at any time, into the number of shares of Class B common stock equal to the aggregate stated value of the shares being converted divided by the applicable trading value of the Class A common stock.
No dividends shall accumulate or be declared or paid on issued shares of outstanding Series B Preferred Stock.
In the event of the Company’s liquidation, dissolution or winding up, the holders of Series B Preferred Stock will receive, in priority over the holders of the Company’s common stock and subordinate to the holders of the Company’s Series A Preferred Stock, a liquidation preference equal to the Original Issue Price of such shares. Holders of Series B Preferred Stock do not have voting rights, except under certain limited circumstances.
As SEACOR controls the redemption of the Series B Preferred Stock through its control of the Company, the Company has classified the Series B Preferred Stock outside of stockholder equity.
On September 25, 2012, the Company issued 700,000 shares of Series B Preferred Stock to SEACOR for $70.0 million. The proceeds were used to reduce outstanding borrowings under the Company’s senior secured revolving credit facility.
Spin-off. On October 1, 2012, the Board of Directors of SEACOR announced it has determined to pursue a spin-off of the Company by means of a distribution of all of the outstanding shares of common stock of the Company on a pro rata basis to the holders of common stock of SEACOR. In connection therewith, SEACOR has submitted a private letter ruling to the Internal Revenue Service regarding the tax-free nature of the spin-off. There can be no assurance that the spin-off will be consummated.
7.750% Senior Notes. On December 7, 2012, the Company issued $200.0 million aggregate principal amount of its 7.750% senior unsecured notes due December 15, 2022 (the “7.750% Senior Notes”) and received net proceeds of $193.3 million. The 7.750% Senior Notes were issued under an indenture dated as of December 7, 2012 between the Company and Wells Fargo Bank, National Association, as trustee (the “Indenture”). The 7.750% Senior Notes were issued to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended. Interest on the 7.750% Senior Notes is payable semi-annually in arrears on each June 15 and December 15 of each year, beginning on June 15, 2013. The 7.750% Senior Notes may be redeemed at any time, and from time to time on or after December 15, 2017 at the applicable redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to the redemption date. Prior to December 15, 2017, the Company may also redeem the 7.750% Senior Notes, in whole or in part, at a redemption price based on a “make-whole” premium plus accrued and unpaid interest, if any, the redemption date. In addition, at any time on or prior to

December 15, 2015, the Company may redeem up to 35% of the 7.750% Senior Notes at a redemption price equal to 107.750% of their principal amount, plus accrued and unpaid interest if any, to the redemption date, using the proceeds of certain equity offerings. The Indenture contains covenants that restrict the Company's ability to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem its capital stock, prepay, redeem or repurchase certain debt, make loans and investments, sell assets, incur liens, enter into transactions with affiliates, enter into agreements restricting its subsidiaries' ability to pay dividends, and consolidate, merge or sell all or substantially all of their assets. In addition, upon a specified change of control trigger event or a specified asset sales, the Company may be required to offer to repurchase the 7.750% Senior Notes.
In connection with the sale of the Senior Notes, the Company entered into a registration rights agreement (the “Registration Rights Agreement”), dated December 7, 2012, with the initial purchasers. Under the Registration Rights Agreement, the Company agreed, among other things, to use its commercially reasonable efforts to cause an exchange offer registration statement to become effective within 180 days of the consummation of the spin-off and to consummate an exchange offer within 30 days after such effectiveness or to cause a shelf registration statement covering the resale of the Senior Notes to be declared effective within specified periods. The Company will be required to pay additional interest on the Senior Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.
The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under the Revolving Credit Facility. In connection with the issuance of the 7.750% Senior Notes, the borrowing capacity under the Revolving Credit Facility was permanently reduced from $350.0 million to $200.0 million.
Series B Preferred Stock Exchange Agreement  On December 18, 2012, the Company entered into an agreement with SEACOR (the “Series B Preferred Stock Exchange Agreement”), pursuant to which SEACOR transferred to the Company 500,000 shares of its Series B preferred stock ($50.0 million in liquidation value) that SEACOR held in partial satisfaction for the benefit that SEACOR will receive by applying U.S. federal net operation losses generated by the Company in 2012 against SEACOR taxable income.  In addition, the agreement called for the settlement in cash for the remaining 500,000 shares of Series B preferred stock held by SEACOR for a purchase price of $50.0 million. On December 20, 2012, the Company borrowed $50.0 million under the Revolving Credit Facility and funded the repurchase of the remaining 500,000 shares of Series B preferred stock.
17. QUARTERLY FINANCIAL INORMATION (UNAUDITED)
Selected financial information for interim quarterly periods is presented below (in thousands, except share data). Earnings (loss) per common share are computed independently for each of the quarters presented and the sum of the quarterly earnings (loss) per share may not necessarily equal the total for the year:

	Three Months Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
2011
Operating Revenues	$56,155	$68,493	$71,804	$61,696
Operating Income	$5,945	$13,589	$15,063	$1,511
Net Income (Loss) attributable to Common Shares	$(1,368)	$3,430	$3,347	$(3,511)
Basic and Diluted Earnings (Loss) Per Common Share	$(1,368.00)	$3,430.00	$0.21	$(0.14)

2010
Operating Revenues	$50,275	$62,433	$67,136	$55,522
Operating Income (Loss)	$2,501	$5,452	$11,893	$(98)
Net Income (Loss)	$(3,715)	$(1,199)	$4,449	$(3,174)
Basic Earnings (Loss) Per Common Share	$(3,715.00)	$(1,199.00)	$4,449.00	$(3,174.00)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands)

	Balance Beginning of Year	Charges (Reductions) to Cost and Expenses	Deductions (1)	Balance End of Year
Year Ended December 31, 2011
Allowance for doubtful accounts (deducted from trade and other receivables)	$205	$20	$(166)	$59
Year Ended December 31, 2010
Allowance for doubtful accounts (deducted from trade and other receivables)	$186	$37	$(18)	$205
Year Ended December 31, 2009
Allowance for doubtful accounts (deducted from trade and other receivables)	$2,017	$(1,589)	$(242)	$186
 ____________________

1.	Trade and notes receivable deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts.

ERA GROUP INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data, unaudited)

	September 30, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$9,232	$79,122
Receivables:
Trade, net of allowance for doubtful accounts of $2,627 and $59 in 2012 and 2011, respectively	55,753	42,834
Other	6,491	7,250
Inventories	26,590	24,504
Prepaid expenses	1,443	1,776
Deferred income taxes	51,979	2,293
Total current assets	151,488	157,779
Property and Equipment, Net	777,706	709,451
Investments, at Equity, and Advances to 50% or Less Owned Companies	35,755	50,263
Goodwill	352	352
Other Assets	15,480	15,379
	$980,781	$933,224
LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$20,084	$20,004
Accrued wages and benefits	6,810	7,108
Due to SEACOR	3,275	42,609
Current portion of long-term debt	2,787	2,787
Other current liabilities	4,631	5,744
Total current liabilities	37,587	78,252
Long-Term Debt	221,008	285,098
Deferred Income Taxes	198,068	146,177
Deferred Gains and Other Liabilities	8,226	8,340
Total liabilities	464,889	517,867
Preferred Stock, $0.01 par value, 10,000,000 shares authorized:
Series A Preferred Stock, at redemption value; 1,400,000 shares issued in 2012 and 2011	142,097	140,210
Series B Preferred Stock, at redemption value; 1,000,000 shares issued in 2012 and none in 2011	100,000	—
Total preferred stock	242,097	140,210
Equity:
Class A common stock, $0.01 par value, 60,000,000 shares authorized; none issued in 2012 and 2011	—	—
Class B common stock, $0.01 par value, 60,000,000 shares authorized; 24,500,000 issued in 2012 and 2011	245	245
Additional paid-in capital	280,973	287,307
Accumulated deficit	(7,596)	(11,812)
Accumulated other comprehensive loss	(74)	(593)
	273,548	275,147
Non-controlling interest	247	—
Total equity	273,795	275,147
	$980,781	$933,224
The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data, unaudited)

	Nine Months Ended September 30,
	2012	2011
Operating Revenues	$202,026	$196,452
Costs and Expenses:
Operating	124,913	121,623
Administrative and general	27,210	20,090
Depreciation	31,031	33,402
	183,154	175,115
Gains on Asset Dispositions and Impairments, Net	3,455	13,260
Operating Income	22,327	34,597
Other Income (Expense):
Interest income	765	376
Interest expense	(6,891)	(847)
Interest expense on advances from SEACOR	—	(18,924)
SEACOR management fees	(1,500)	(7,476)
Derivative losses, net	(492)	(1,308)
Foreign currency gains, net	633	596
Other, net	30	—
	(7,455)	(27,583)
Income Before Income Tax Expense and Equity in Earnings (Losses) of 50% or Less Owned Companies	14,872	7,014
Income Tax Expense	5,212	2,666
Income Before Equity in Earnings (Losses) of 50% or Less Owned Companies	9,660	4,348
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	(5,444)	1,061
Net Income	4,216	5,409
Accretion of redemption value on Series A Preferred Stock	6,334	—
Net Income (Loss) attributable to Common Shares	$(2,118)	$5,409

Earnings (Loss) Per Common Share:
Basic and Diluted Earnings (Loss) Per Common Share	$(0.09)	$0.99
Weighted Average Common Shares Outstanding	24,500,000	5,475,136

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands, unaudited)

	For the Nine Months Ended September 30,
	2012	2011
Net Income	$4,216	$5,409
Other Comprehensive Income (Loss):
Foreign currency translation adjustments	798	(532)
Income tax expense	(279)	186
	519	(346)
Comprehensive Income	$4,735	$5,063

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands, unaudited)

	Series A Convertible Preferred Stock	Series B Convertible Preferred Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Equity
As of December 31, 2011	$140,210	$—	$245	$287,307	$(11,812)	$(593)	$—	$275,147
Issuance of Series B Preferred Stock	—	100,000	—	—	—	—	—	—
Accretion of redemption value on Series A Preferred Stock	6,334	—	—	(6,334)	—	—	—	(6,334)
Preferred Stock Dividend	(4,447)	—	—	—	—	—	—	—
Acquisition of subsidiary with noncontrolling interest	—	—	—	—	—	—	247	247
Net income	—	—	—	—	4,216	—	—	4,216
Currency translation adjustments, net of tax	—	—	—	—	—	519	—	519
As of September 30, 2012	$142,097	$100,000	$245	$280,973	$(7,596)	$(74)	$247	$273,795

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, unaudited)

	Nine Months Ended September 30,
	2012	2011
Net Cash Provided by (Used in) Operating Activities	$(7,091)	$23,227
Cash Flows from Investing Activities:
Purchases of property and equipment	(91,155)	(88,894)
Cash settlements on derivative transactions, net	(307)	7,000
Proceeds from disposition of property and equipment	4,887	22,089
Investments in and advances to 50% or less owned companies	(11,857)	(21,936)
Return of investments and advances from 50% or less owned companies	2,725	—
Net increase in escrow deposits on like-kind exchanges	—	(5,046)
Principal payments received on third-party notes receivable, net	832	(1,147)
Net cash used in investing activities	(94,875)	(87,934)
Cash Flows from Financing Activities:
Advances from SEACOR, net	—	66,842
Dividends paid to parent	(4,447)	—
Proceeds from issuance of Series B Preferred Stock	100,000	—
Proceeds from issuance of long-term debt	38,000	—
Payments on long-term debt	(102,090)	(2,090)
Net cash provided by financing activities	31,463	64,752
Effects of Exchange Rate Changes on Cash and Cash Equivalents	613	751
Net Increase (Decrease) in Cash and Cash Equivalents	(69,890)	796
Cash and Cash Equivalents, Beginning of Period	79,122	3,698
Cash and Cash Equivalents, End of Period	$9,232	$4,494

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. BASIS OF PRESENTATION AND ACCOUNTING POLICY
The condensed consolidated financial information as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 has been prepared by the Company and has not been audited by its independent registered public accounting firm. The condensed consolidated financial statements include the accounts of Era Group Inc. and its consolidated subsidiaries (collectively referred to as the “Company”). All significant inter-company accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made to fairly present the Company’s financial position as of September 30, 2012, its results of operations for the nine months ended September 30, 2012 and 2011, its comprehensive income for the nine months ended September 30, 2012 and 2011, its changes in equity for the nine months ended September 30, 2012, and its cash flows for the nine months ended September 30, 2012 and 2011. Results of operations for the interim periods presented are not necessarily indicative of operating results for the full year or any future periods.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto for the year ended December 31, 2011 included elsewhere in this Information Statement.
The Company is wholly owned by SEACOR Holdings Inc. (along with its other majority-owned subsidiaries being collectively referred to as “SEACOR”) and represents SEACOR’s aviation services business segment.
Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met. Deferred revenues for the nine months ended September 30 were as follows (in thousands):

	2012	2011
Balance at beginning of period	$123	$216
Revenues deferred during period	18,921	891
Revenues recognized during period	(7,920)	(356)
Balance at end of period	$11,124	$751
As of September 30, 2012, deferred revenues included $7.7 million related to contract-lease revenues for certain helicopters leased by the Company to Aeroleo Taxi Aero S/A (“Aeroleo”), its Brazilian joint venture (see Note 5). The deferral resulted from difficulties experienced by Aeroleo following one of its customer’s cancellation of certain contracts for a number of AW139 helicopters under contract-lease from the Company. The Company will recognize revenues as cash is received or earlier should future collectability become reasonably assured. All costs and expenses related to these contract-leases were recognized as incurred.
As of September 30, 2012, deferred revenues also included $3.4 million related to contract-lease revenues for certain helicopters leased by the Company to one of its customers. The deferral resulted from the customer having its operating certificate revoked for a period of time and therefore being unable to operate. The certificate has since been reinstated but uncertainty still remains regarding the collectability of the contract-lease revenues. The Company will recognize revenues as cash is received or earlier should future collectability become reasonably assured. All costs and expenses related to these contract-leases were recognized as incurred.
Earnings (Loss) Per Common Share. Basic earnings (loss) per common share of the Company are computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted earnings (loss) per common share of the Company are computed based on the weighted average number of common shares issued and outstanding plus the effect of potentially dilutive securities through the application of the if-converted method that assumes all common shares have been issued and outstanding during the relevant periods pursuant to the conversion of all outstanding Series A and Series B preferred stock. For the nine months ended September 30, 2012, diluted earnings per common share of the Company excluded 6,729,167 weighted average common shares issuable upon the conversion of Series A and Series B preferred stock as the effect of their inclusion in the computation would have been antidilutive.

Property and Equipment. Effective July 1, 2011, the Company changed its estimated useful life and salvage value for helicopters from 12 to 15 years and 30% to 40%, respectively, due to improvements in new helicopter models that continue to increase their long-term value and make them viable for operation over a longer period of time. For the nine months ended September 30, 2012, the change in estimate increased operating income by $8.4 million, net income by $5.4 million and basic and diluted earnings per share by $0.26.
2. FAIR VALUE MEASUREMENTS
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The Company’s financial assets and liabilities as of September 30, 2012 that are measured at fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3

LIABILITIES
Derivative instruments (included in other current liabilities)	$—	$1,139	$—
The estimated fair value of the Company’s other financial assets and liabilities as of September 30, 2012 were as follows (in thousands):

		Estimated Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
ASSETS
Cash and cash equivalents	$9,232	$9,232	$—	$—
Notes receivable from other business ventures (included in other receivables and other assets)	1,179	1,179	—	—
LIABILITIES
Long-term debt, including current portion	223,795	—	223,749	—
The carrying values of cash, cash equivalents and the Company’s recently issued notes receivable from other business ventures approximate fair value. The Company’s long-term debt was estimated using discounted cash flow analysis based on estimated current rates. Considerable judgment was required in developing certain of the estimates of fair value and accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3. DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES
The Company recognized gains (losses) on derivative instruments designated as fair value hedges for the nine months ended September 30 as follows (in thousands):

	2012	2011
Foreign currency exchange contracts, effective and ineffective portions	$—	$6,517
Decrease in fair value of hedged items included in property and equipment corresponding to the effective portion of derivative gains	—	(6,557)
	$—	$(40)
During the year ended December 31, 2011, the Company entered into two interest rate swap agreements maturing in 2014 and 2015 that call for the Company to pay fixed interest rates of 1.67% and 1.83% on an aggregate notional value of $31.8 million and receive a variable interest rate based on the London Interbank Offered Rate (“LIBOR”) on these notional values. The general purpose of these interest rate swap agreements is to provide protection against increases in interest rates, which might lead to higher interest costs for the Company. The fair value of these derivative instruments at September 30, 2012 were liabilities of $1.1 million. The Company recognized losses of $0.5 million and $1.3 million on these derivative instruments for the nine months ended September 30, 2012 and 2011, respectively.
4. EQUIPMENT ACQUISITIONS AND DISPOSITIONS
Equipment Additions. The Company’s capital expenditures were $91.2 million in the nine months ended September 30, 2012. Major equipment placed in service for the nine months ended September 30, 2012 were as follows:

Light helicopters - twin engine	4
Medium helicopters	6
Heavy helicopters	3
13
Equipment Dispositions. The Company sold property and equipment for $5.2 million in the nine months ended September 30, 2012. Major equipment dispositions for the nine months ended September 30, 2012 were as follows:

Light helicopters - twin engine	5
Medium helicopters	2
7
5. INVESTMENTS, AT EQUITY, AND ADVANCES TO 50% OR LESS OWNED COMPANIES
Condensed Combined Financials. Summarized financial information for Dart Holding Company Ltd. and Dart Helicopter Services LLC for the nine months ended September 30 was as follows (in thousands):

	2012	2011
Operating Revenues	$33,561	$33,039
Cost and Expenses
Operating and administrative	25,016	26,834
Depreciation	4,030	1,450
	29,046	28,284
Operating Income	$4,515	$4,755
Net Income	$1,215	$2,776
Aeroleo. On March 1, 2012, the Company recorded an impairment charge of $5.9 million, net of tax, on its investment in and advances to Aeroleo. The impairment charge resulted from difficulties experienced by Aeroleo following one of its customer’s cancellation of certain contracts for a number of AW139 helicopters under contract-lease from the Company.
Era do Brazil. During the nine months ended September 30, 2012, the Company loaned $10.8 million to Era do Brazil LLC ("Era do Brazil") secured by a helicopter purchased from the Company in 2011 and Era do Brazil's ownership interests.  Upon receipt of the proceeds from the loan, Era do Brazil repaid the outstanding principal amount of $1.6 million remaining on the original helicopter acquisition note due to the Company and loaned $9.2 million to Aeroleo Taxi Aereo S/A ("Aeroleo") in the form of two notes, each of an equal amount.  Era do Brazil then distributed the two notes due from Aeroleo to its members.  As a result of these transactions, Era do Brazil is a highly leveraged entity with all its outstanding debt due to the Company.  As the primary beneficiary, the Company has consolidated Era do Brazil in its financial statements effective September 30, 2012.
6. INCOME TAXES
As of September 30, 2012, current deferred tax assets includes a net operating tax loss benefit of $49.7 million generated by the Company during the nine months ended September 30, 2012.  The net operating tax loss benefit is primarily the result of accelerated tax depreciation on equipment acquired during the period and is classified as a short-term asset as the Company currently expects the benefit to be purchased and utilized by SEACOR in December 2012 for its consolidated federal tax return.
7. LONG-TERM DEBT
As of September 30, 2012, the Company had $190.0 million of outstanding borrowings under its senior secured revolving credit facility. The Company’s availability under this facility was $44.9 million, net of issued letters of credit of $0.3 million, and was limited by financial covenant ratios under the Company’s borrowing agreement. During the nine months ended September 30, 2012, the Company borrowed $38.0 million under this facility and repaid $100.0 million.
During the nine months ended September 30, 2012, the Company made scheduled payments on other long-term debt of $2.1 million.
8. SERIES B PREFERRED STOCK
On June 8, 2012, the Company's Board of Directors designated 300,000 shares of Series B Preferred Stock and on September 25, 2012, designated an additional 700,000 shares of Series B Preferred Stock, all of which were issued to SEACOR in exchange for $100.0 million. The proceeds were used to reduce outstanding borrowings under the Company’s senior secured revolving credit facility. The stated value per share of Series B Preferred Stock is $100 (the “Original Issue Price”). The shares of the Series B Preferred Stock are redeemable at the option of the Company, in whole or in part, at the Original Purchase Price.
Holders of Series B Preferred Stock may convert all or any portion of the Series B Preferred Stock, at their option, at any time prior to an initial public offering of the Company’s Class A common stock at the conversion rate of 4.375 shares of Class B common stock for each share of Series B Preferred Stock, subject to certain anti-dilution adjustments. Prior to the 46 calendar days following a qualified public offering (as defined by the amended and restated certificate of incorporation of the Company), holders of Series B Preferred Stock may convert all or any portion of the Series B Preferred Stock, at their option, at any time, into the number of shares of Class B common stock equal to the aggregate stated value of the shares to be converted divided by the initial public offering price of the Company’s Class A common stock. Following this period, holders of Series B Preferred Stock may convert all or any portion of the Series B Preferred Stock, at their option, at any time, into the number of shares of Class B common stock equal to the aggregate stated value of the shares being converted divided by the applicable trading value of the Class A common stock.
No dividends shall accumulate or be declared or paid on issued shares of outstanding Series B Preferred Stock.
In the event of the Company’s liquidation, dissolution or winding up, the holders of Series B Preferred Stock will receive, in priority over the holders of the Company’s common stock and subordinate to the holders of the Company’s Series A Preferred Stock, a liquidation preference equal to the Original Issue Price of such shares. Holders of Series B Preferred Stock do not have voting rights, except under certain limited circumstances.
As SEACOR controls the redemption of the Series A and B Preferred Stock through its control of the Company, the Company has classified the Series A and B Preferred Stock outside of stockholders' equity.
9. RELATED PARTY TRANSACTIONS
As part of a consolidated group, certain costs and expenses are incurred by SEACOR and charged to the Company. These costs and expenses are included in both operating expenses and administrative and general expenses in the accompanying consolidated statements of operations and are summarized as follows for the nine months ended September 30 (in thousands):

	Nine Months Ended September 30,
	2012	2011
Payroll costs for SEACOR personnel assigned to the Company and participation in SEACOR employee benefit plans, defined contribution plan and share award plans	$6,129	$6,952
Shared services allocation for administrative support	1,965	1,935
	$8,094	$8,887
10. COMMITMENTS AND CONTINGENCIES
The Company’s unfunded capital commitments as of September 30, 2012 consisted primarily of helicopters and totaled $138.7 million, of which $15.9 million is payable in 2012. Of these commitments, $125.0 million may be terminated without further liability other than liquidated damages of $3.3 million in the aggregate.
In the normal course of its business, the Company becomes involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company’s potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company’s consolidated financial position or its results of operations, or cash flows.
On June 12, 2009, a purported civil class action was filed against SEACOR, Era Group Inc., Era Helicopters LLC and three other defendants (collectively, the “Defendants”) in the U.S. District Court for the District of Delaware, Superior Offshore

International, Inc. v. Bristow Group Inc., et al., No. 09-CV-438 (D. Del.). The Complaint alleged that the Defendants violated federal antitrust law by conspiring with each other to raise, fix, maintain or stabilize prices for offshore helicopter services in the U.S. Gulf of Mexico during the period January 2001 to December 2005. The purported class of plaintiffs included all direct purchasers of such services and the relief sought included compensatory damages and treble damages. On September 4, 2009, the Defendants filed a motion to dismiss the Complaint. On September 14, 2010, the Court entered an order dismissing the Complaint. On September 28, 2010, the plaintiffs filed a motion for reconsideration and amendment and a motion for re-argument (the “Motions”). On November 30, 2010, the Court granted the Motions, amended the Court's September 14, 2010 Order to clarify that the dismissal was without prejudice, permitted the filing of an amended Complaint, and authorized limited discovery with respect to the new allegations in the amended Complaint. Following the completion of such limited discovery, on February 11, 2011, the Defendants filed a motion for summary judgment to dismiss the amended Complaint with prejudice. On June 23, 2011, the District Court granted summary judgment for the Defendants. On July 22, 2011, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Third Circuit. On July 27, 2012, the Third Circuit Court of Appeals affirmed the District Court's grant of summary judgment in favor of the defendants. On August 9, 2011, Defendants moved for certain excessive costs, expenses, and attorneys' fees under 28 U.S.C. § 1927 (the “Fee Motion”). On October 9, 2012, the District Court denied the Fee Motion.

11. SUBSEQUENT EVENTS
Spin-off. On October 1, 2012, the Board of Directors of SEACOR announced it has determined to pursue a spin-off of the Company by means of a distribution of all of the outstanding shares of common stock of the Company on a pro rata basis to the holders of common stock of SEACOR. In connection therewith, SEACOR has submitted a request for a private letter ruling to the Internal Revenue Service regarding the tax-free nature of the spin-off. There can be no assurance that the spin-off will be consummated.
7.750% Senior Notes. On December 7, 2012, the Company issued $200.0 million aggregate principal amount of its 7.750% senior unsecured notes due December 15, 2022 (the “7.750% Senior Notes”) and received net proceeds of $193.3 million. The 7.750% Senior Notes were issued under an indenture dated as of December 7, 2012 between the Company and Wells Fargo Bank, National Association, as trustee (the “Indenture”). The 7.750% Senior Notes were issued to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended. Interest on the 7.750% Senior Notes is payable semi-annually in arrears on each June 15 and December 15 of each year, beginning on June 15, 2013. The 7.750% Senior Notes may be redeemed at any time, and from time to time on or after December 15, 2017 at the applicable redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to the redemption date. Prior to December 15, 2017, the Company may also redeem the 7.750% Senior Notes, in whole or in part, at a redemption price based on a “make-whole” premium plus accrued and unpaid interest, if any, the redemption date. In addition, at any time on or prior to December 15, 2015, the Company may redeem up to 35% of the 7.750% Senior Notes at a redemption price equal to 107.750% of their principal amount, plus accrued and unpaid interest if any, to the redemption date, using the proceeds of certain equity offerings. The Indenture contains covenants that restrict the Company's ability to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem its capital stock, prepay, redeem or repurchase certain debt, make loans and investments, sell assets, incur liens, enter into transactions with affiliates, enter into agreements restricting its subsidiaries' ability to pay dividends, and consolidate, merge or sell all or substantially all of their assets. In addition, upon a specified change of control trigger event or a specified asset sales, the Company may be required to offer to repurchase the 7.750% Senior Notes.
In connection with the sale of the Senior Notes, the Company entered into a registration rights agreement (the “Registration Rights Agreement”), dated December 7, 2012, with the initial purchasers. Under the Registration Rights Agreement, the Company agreed, among other things, to use its commercially reasonable efforts to cause an exchange offer registration statement to become effective within 180 days of the consummation of the spin-off and to consummate an exchange offer within 30 days after such effectiveness or to cause a shelf registration statement covering the resale of the Senior Notes to be declared effective within specified periods. The Company will be required to pay additional interest on the Senior Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.
The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under the Revolving Credit Facility. In connection with the issuance of the 7.750% Senior Notes, the borrowing capacity under the Revolving Credit Facility was permanently reduced from $350.0 million to $200.0 million.
Series B Preferred Stock Exchange Agreement  On December 18, 2012, the Company entered into an agreement with SEACOR (the “Series B Preferred Stock Exchange Agreement”), pursuant to which SEACOR transferred to the Company 500,000 shares of its Series B preferred stock ($50.0 million in liquidation value) that SEACOR held in partial satisfaction for the benefit that SEACOR will receive by applying U.S. federal net operation losses generated by the Company in 2012 against SEACOR taxable income.  In addition, the agreement called for the settlement in cash for the remaining 500,000 shares of Series B preferred stock held by SEACOR for a purchase price of $50.0 million. On December 20, 2012, the Company borrowed $50.0 million under the Revolving Credit Facility and funded the repurchase of the remaining 500,000 shares of Series B preferred stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Dart Holding Company Ltd.
We have audited the accompanying consolidated balance sheet of Dart Holding Company Ltd., as of December 31, 2011, and the related consolidated statements of income, comprehensive income and retained earnings, and cash flows for the period from August 1, 2011 to December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dart Holding Company Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the period from August 1, 2011 to December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Calgary, Canada
March 7, 2012

DART HOLDING COMPANY LTD.
Consolidated Balance Sheet
(expressed in US dollars)
(in thousands)

December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$2,869
Accounts receivable, net of allowances of $153	4,951
Accounts receivable from related parties (note 14)	644
Inventories (note 3)	9,086
Prepaid expenses and other current assets	370
Total current assets	17,920

Property and equipment, net (note 4)	2,181
Intangible assets, net (note 5)	27,364
Equity investment (note 6)	839
Goodwill	13,244
Total assets	$61,548
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,326
Due to stockholders and related party (note 14)	887
Customer deposits	685
Income taxes payable	106
Current portion of long-term debt (note 8)	1,476
Current portion of notes payable to stockholders and related party (note 9)	759
Total current liabilities	8,239

Long-term debt (note 8)	6,943
Notes payable to stockholders and related party (note 9)	4,175
Deferred income taxes (note 10)	2,777
Total liabilities	22,134
Stockholders’ equity:
Common stock (note 11)	1
Contributed surplus (note 11)	36,970
Accumulated other comprehensive income (note 12)	(111)
Retained earnings	1,818
Total stockholders’ equity attributed to stockholders	38,678

Non-controlling interest in subsidiaries	736
Total stockholders’ equity	39,414

Commitments and contingencies (notes 11 and 13)
Subsequent events (notes 7 and 18)
Total liabilities and stockholders’ equity	$61,548
See accompanying notes to consolidated financial statements.

DART HOLDING COMPANY LTD.
Consolidated Statement of Income, Comprehensive Income and Retained Earnings
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

Revenue	$18,999
Cost of sales	8,529
10,470

General and administrative expenses	5,695
Interest on long-term debt	269
Depreciation	260
Amortization	1,956
Foreign exchange gain	(24)
8,156
Income before income tax expense and equity earnings	2,314

Income tax expense (recovery) (note 10):
Current	1,516
Deferred	(934)
582
Income before equity earnings	1,732
Equity earnings	89
Net income	1,821
Net income attributable to non-controlling interest in subsidiaries	(3)
Net income attributable to stockholders, being retained earnings end of period	$1,818

Other comprehensive income:
Foreign currency translation adjustments	(111)
Comprehensive income	$1,707

See accompanying notes to consolidated financial statements.

DART HOLDING COMPANY LTD.
Consolidated Statement of Cash Flow
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

Cash flows from operating activities:
Net income	$1,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	260
Amortization	1,956
Amortization of net premium on long-term debt	(18)
Deferred income tax recovery	(934)
Equity earnings	(89)
2,996

Changes in operating assets and liabilities:
Accounts receivable	324
Inventories	(36)
Prepaid expenses and other current assets	14
Accounts payable and accrued liabilities	(28)
Due to stockholders	(520)
Income taxes payable	(250)
Customer deposits	(416)
2,084

Cash flows from financing activities:
Payments on long-term debt	(697)
Payments on notes payable to stockholders and related party	(69)
(766)
Cash flows from investing activities:
Purchases of property and equipment	(394)

Net increase in cash and cash equivalents	924
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, contributed businesses	1,945
Cash and cash equivalents, end of period	$2,869

Supplemental information:
Income taxes paid, net of refunds received	$1,380
Interest paid	212
See accompanying notes to consolidated financial statements.

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

Nature of operations:
Dart Holding Company Ltd. (“Dart” or the “Company”) was incorporated on February 28, 2011 and established as a joint venture of Era DHS LLC (“Era”) and Eagle Copters Ltd. (“Eagle”) on July 31, 2011, the date of formation. Operations commenced on August 1, 2011. There were no transactions between the dates of incorporation to July 31, 2011. Era contributed its 77.33% interest in Dart Helicopter Services, Inc. (“DHS”) in exchange for a 50% interest in Dart and a promissory note from the Company in the amount of $5,112,040, and Eagle contributed its 22.67% interest in DHS and 100% interest in Dart Aerospace Ltd. (“DAS”) to Dart in exchange for a 50% interest in the Company. On October 31, 2011, Eagle transferred its 50% ownership interest to O’Reilly Holding Company Ltd. (“OHC”), a company controlled by the owner of Eagle. Eagle is a related party from this date forward. The contributions of the entities to the joint venture were accounted for at fair value. See note 2 for further details.
The Company is an international distribution and manufacturing organization with a primary focus on developing innovative helicopter products that are supplemental type certificated (“STC”). The Company designs and manufactures certified parts tailored to the helicopter market and distributes aftermarket helicopter parts and accessories.

1.	Significant accounting policies:

(a)	Basis of presentation:
The consolidated financial statements herein include the accounts of the Company, and its wholly-owned subsidiaries, DAS and DHS along with DHS’ wholly-owned subsidiaries, Apical Industries, Inc. (“Apical Industries”), Geneva Aviation, Inc. (“Geneva Aviation”) and Canam Aerospace, Inc. (“Canam Aerospace”) and 80% majority-owned subsidiary Offshore Helicopter Services, Inc. (“Offshore Helicopter Services”). The remaining 20% interest in Offshore Helicopter Services is accounted for as a non-controlling interest in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities.

(b)	Use of estimates:
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include those related to allowance for doubtful accounts, inventory reserves, useful lives of property and equipment and intangible assets, impairments, income tax provisions, warranty provisions and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.

(c)	Revenue recognition:
The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price to the buyer is fixed or determinable and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.
The Company’s revenue is generated through both the sale of aftermarket helicopter parts and accessories to customers and repair and maintenance services provided in support of those parts and accessories. Sales to customers are recognized when the parts and accessories are shipped either from the Company or directly from the manufacturer for which the Company distributes. Revenues from services are recognized when the service is complete and the part or accessory is shipped back to the customer.
Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

(d)	Cash equivalents:
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 2
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

1.	Significant accounting policies (continued):

(e)	Trade receivables:
The Company’s primary customers include aircraft manufacturers, major operators of large U.S. and international helicopter fleets and local owner-operators. Trade receivables are recorded at the invoiced amount and do not bear interest. Customers are typically granted credit on a short-term basis and related credit risks are considered minimal. The Company requires deposits in advance from certain customers or for large orders. The Company routinely reviews its trade receivables and makes provisions for doubtful accounts when necessary. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted and the potential for recovery is considered remote.

(f)	Product warranties:
The Company provides various warranties on its products. Estimated future warranty costs are accrued and charged to costs of sales in the period the related revenue is recognized. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products.

(g)	Shipping and handling costs:
Shipping costs incurred by the Company are included in cost of goods sold.

(h)	Advertising expense:
The Company records advertising costs as incurred and all amounts have been expensed for the period. Advertising expense during the five months ended December 31, 2011 was $0.1 million.

(i)	Concentration of credit risk:
The Company is exposed to concentrations of credit risks relating to accounts receivable due from customers in the helicopter aviation industry. The Company does not generally require additional collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and placing certain customers on prepayment required credit terms as a result of those evaluations. To date, credit losses have not been material. The Company is also exposed to concentrations of credit risk associated with cash and cash equivalents. The Company minimizes its credit risk by placing its cash and cash equivalents with well-established accredited banking institutions.

(j)	Inventories:
Inventories, which include raw materials used in the manufacture of helicopter after-market parts and accessories, work-in-process and finished goods, are stated at the lower of cost or market. Cost is determined on a first in first out basis for DHS and a weighted average basis for DAS.
Finished goods include direct labor, materials and allocations of manufacturing overhead. The Company records write-downs, as needed, to adjust the carrying amount of inventories to lower of cost or market. In addition, the Company periodically reviews inventory for evidence of slow-moving or obsolete parts, and an inventory valuation allowance is recorded based on management’s reviews of inventories on hand compared to estimated future usage and sales, shelf-life estimates and assumptions about the likelihood of obsolescence.

(k)	Property and equipment:
Property and equipment are stated at cost.
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 20 years, while the estimated useful lives of equipment, and computer equipment and software ranges from three to seven years. Leasehold improvements are stated at cost and depreciated on a straight-line basis over the lesser of the expected remaining lease term or the remaining useful life of the asset.

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 3
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

1.	Significant accounting policies (continued):

(l)	Intangible assets:
Intangible assets consist of manufacturing licenses referred to as supplemental-type certificates (“STCs”), trademarks, customer relationships, distribution agreements and non-compete agreements. These intangible assets are amortized over their useful lives as follows:

STCs	20 years
Trademarks	5 years
Customer Relationships	5 years
Other	5 years

(m)	Impairment of long-lived assets:
The Company performs an impairment analysis of long-lived assets used in operations, including intangibles, when indicators of impairment are present. If the carrying values of the assets are not recoverable, as determined by the estimated undiscounted cash flows, the carrying values of the assets are reduced to fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. The Company did not recognize any impairment charges in the five months ended December 31, 2011.

(n)	Investments:
Equity investments in 50% or less owned companies are accounted for using the equity method.

(o)	Goodwill:
Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired or when contributing entities to a joint venture. The Company performs an annual impairment test of goodwill and conducts periodic impairment tests when indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the Company to its carrying value, including goodwill. To determine its fair value, the Company uses a discounted future cash flow approach that uses estimates for revenues, costs, and appropriate discount rates, among others. These estimates are reviewed each time the Company tests for goodwill impairment and are typically developed as part of the Company’s routine business planning and forecasting process. The Company did not recognize any goodwill impairments in the five months ended December 31, 2011.

(p)	Income taxes:
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of the differences between the financial reporting and tax basis of assets and liabilities using current enacted tax rates. Valuation allowances are recorded when the realizability of such deferred tax assets does not meet the more likely than not threshold. The revised guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s tax policy is to recognize interest and penalties in income tax. The Company has not incurred and accordingly has not recognized interest and penalties in the balance sheets or statements of operations. The Company and its subsidiaries are subject to Canadian and U.S. federal, state, and foreign income tax, respectively.

(q)	Foreign currency translation:
The assets, liabilities and results of operations of DAS, a self sustaining business, are initially measured in its functional currency of Canadian dollars. Upon consolidation, assets and liabilities are translated to U.S. dollars at currency exchange rates as of the balance sheet date and revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods.

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 4
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

1.	Significant accounting policies (continued):

(r)	Foreign currency transactions:
Certain subsidiaries of the Company enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency gains (losses), net in the accompanying consolidated statements of income.

(s)	Comprehensive income:
Comprehensive income is the total of net income and all other changes in equity of the Company that result from transactions and other economic events of a reporting period other than transactions with owners. Included in other comprehensive income are changes related to cumulative translation amounts related to the Company’s self sustaining operations.

(t)	Fair value measurements:
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value.
Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Fair value disclosures are included in note 17.

2.	Contributed businesses:
DAS and DHS were recorded at fair value upon contribution and formation of the joint venture on July 31, 2011. The contributed values of assets and liabilities on July 31, 2011 are as follows:

	DHS	DAS	Consolidated
Assets
Cash	$421	$1,524	$1,945
Accounts receivable	4,889	1,029	5,918
Inventories	6,125	2,925	9,050
Prepaid expenses and other current assets	307	77	384
Property and equipment	504	1,654	2,158
Intangible assets	25,820	3,500	29,320
Equity investment	750	—	750
Goodwill	9,165	4,079	13,244
Total assets	$47,981	$14,788	$62,769
Liabilities
Accounts payable and accrued expenses	$2,663	$691	$3,354
Due to stockholders	1,407	—	1,407
Customer deposits	1,101	—	1,101
Income taxes payable	331	25	356
Long-term debt	7,969	1,179	9,148
Notes payable to stockholders	420	4,569	4,989
Deferred income taxes	2,766	945	3,711
Total liabilities	$16,657	$7,409	$24,066
Non-controlling interest in subsidiaries			733
Contributed surplus			$37,970

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 5
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

3.	Inventories:
Inventory consisted of the following (in thousands):

Raw materials	$5,953
Work-in-process	997
Finished goods	2,136

$9,086

Inventory write-downs included in cost of sales were $0.2 million for the five months ended December 31, 2011.

4.	Property and Equipment:
Property and equipment consisted of the following (in thousands):

Buildings	$1,083
Equipment	850
Computer equipment and software	264
Leasehold improvements	121
Land	123
2,441
Less accumulated depreciation	(260)
$2,181

Depreciation expense was $0.3 million for the period ended December 31, 2011.

5.	Intangible assets:
During the period ended December 31, 2011, the Company recognized amortization expense of $2.0 million. The weighted average remaining amortization period as of December 31, 2011 is 11.5 years.
The Company’s intangible assets by type are as follows (in thousands):

STCs	$13,000
Trademarks	7,100
Customer relationships	7,800
Other	1,420
29,320
Less accumulated amortization	(1,956)
$27,364

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 6
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

5.	Intangible assets (continued):
Future amortization expense of intangible assets for each of the years ended December 31 thereafter is as follows (in thousands)

2012	$4,672
2013	4,663
2014	3,076
2015	3,066
2016	2,987
Years subsequent to 2016	8,900
$27,364

6.	Equity investment:
The Company has a 30% interest in Heli Tech, Inc. The Company accounts for this investment over which it has significant influence but not a controlling interest using the equity method of accounting.

7.	Bank operating loan:
The Company’s subsidiary DHS has available a $2.0 million line of credit with JP Morgan Chase Bank. The line of credit is secured primarily by the DHS’ accounts receivable, and secondarily by the inventory of Apical Industries. The Company maintains a zero-balance master account and the line of credit is used to fund payables. Deposits to the master account automatically pay down the line of credit balance. The line of credit contains various restrictive covenants including interest coverage, funded debt to total capitalization ratios, as well as other customary covenants, representations and warranties, funding conditions and events of default. The Company was in compliance with all financial debt covenants for the period presented. The line of credit is subject to certain borrowing limits and at December 31, 2011, there were no restrictions on the maximum amount available of $2.0 million. There was no balance due on the line of credit at December 31, 2011. The line of credit expires and is required to be renewed on an annual basis. In January 2012, the line of credit expired and the bank has provided a commitment letter for a new line of credit.
The line of credit also contains a subjective Material Adverse Change clause which, among other rights, allows the lender to declare the debt immediately due and payable if they believe there has been a material adverse change in the Company’s financial condition or business operations.

8.	Long-term debt:
The Company’s borrowings were as follows (in thousands):

4% Notes	$1,475
5% Notes	5,549
Mortgage on land and building	1,053
Other loans	200
Debt premium	142
8,419
Less current portion of long-term debt	(1,476)
$6,943

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 7
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

8.	Long-term debt (continued):

(a)	Four percent secured notes:
The Company has three secured notes issued in 2007 in the original amount totaling $5.8 million that bears a fixed interest rate of 4% per year and mature on February 28, 2013. Fixed payments of principal and interest of $0.3 million are due each quarter over the life of the notes. The Company recorded a $0.1 million reduction to the stated amount of the notes based on a fair market value assessment at the time of the Company’s formation on July 31, 2011. The valuation adjustment is being amortized over the lives of the notes. Accretion expense totaled $41 thousand for the period ended December 31, 2011 using the effective interest rate method.

(b)	Five percent secured notes:
The Company has a note issued in 2007 in the original amount of $8.0 million that is secured and bears a fixed interest rate of 5% per year, with a maturity date of August 29, 2014. The note requires quarterly interest only payments through November 2012, followed by graduated payments of principal and interest through maturity. As of December 31, 2011, the Company had made voluntary principal reductions of $2.5 million on the note. The Company recorded a $0.3 million increase to the stated amount of the note based on a fair market value assessment at the time of the Company’s formation on July 31, 2011. The valuation adjustment is being amortized over the life of the note. Amortization of the premium totaled $73 thousand for the period ended December 31, 2011 using the effective interest rate method.

(c)	Mortgage on land and building:
In April, 2011, the Company entered into a mortgage with a Canadian bank to fund the acquisition of the land and building. The mortgage is denominated in Canadian dollars and is payable in monthly installments of $10.35 thousand CAD plus interest, secured by real property located in Canada, due August, 2020. The mortgage bears an interest rate of the bank’s floating base rate per year.
The Company’s long-term debt maturities for the years ended December 31 are as follows (in thousands):

2012	$1,476
2013	459
2014	1,242
2015	4,549
2016	122
Years subsequent to 2016	429
$8,277

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 8
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

9.	Notes payable to stockholders and related party:
The Company’s notes payable to stockholders and related party are as follows (in thousands):

5% Notes to Era	$312
5% Notes to Eagle	108
4% Promissory note to Era	5,029
Debt discount	(515)
4,934
Less current portion of notes payable to stockholders	(759)
$4,175

The unsecured notes payable to Era and Eagle bear interest at a fixed rate of 5% per year with principal due on June 1, 2012. Payments for interest only are made on a quarterly basis. As of December 31, 2011, the Company has $0.4 million of notes payable due to its stockholders.
In July 2011, Era contributed its interest in exchange for a 50% interest in Dart and a promissory note from the Company in the face amount of $5.1 million. The note bears interest at a fixed rate of 4% per year and matures on July 31, 2023. Fixed payments of principal and interest of $0.1 million are due each quarter over the life of the note. As the note was issued at a below fair market value interest rate, the Company recorded a $0.5 million decrease to the stated amount of the note based on a fair market value assessment at the time of commencement of the note. Accretion expense totaled $14 thousand for the period ended December 31, 2011 using the effective interest rate method.
The Company’s notes payable to stockholders and related party maturities for the years ended December 31 are as follows (in thousands):

2012	$759
2013	356
2014	371
2015	386
2016	402
Years subsequent to 2016	3,175
$5,449

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 9
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

10.	Income taxes:
Income tax expense is calculated by using the combined federal, state and provincial statutory income tax rates. The provision for income taxes differs from that which would be expected by applying statutory rates.
A reconciliation of the difference is as follows:

	United States	Canadian	Total
Income before income taxes	$1,131	$1,183	$2,314
Combined federal and provincial statutory income tax rate	41.4%	27%	34%
Expected income tax provision	468	319	787
Non-deductible expenses	16	—	16
State tax adjustments	(25)	—	(25)
General business credit	(34)	—	(34)
Change in income tax rate and other	(94)	(68)	(162)
	$331	$251	$582
The components of the income tax expense were as follows (in thousands):

	United States	Canadian	Total
Current:
Federal	$1,015	$197	$1,212
State/ Provincial	209	95	304
	1,224	292	1,516
Deferred:
Federal	(864)	(27)	(891)
State/ Provincial	(29)	(14)	(43)
	(893)	(41)	(934)
	$331	$251	$582
The components of the net deferred tax liabilities were as follows (in thousands):

	United States	Canadian	Total
Deferred tax assets (liabilities):
Accruals and reserves	$593	$—	$593
Net operating loss carryforwards	255	—	255
Other	(13)	—	(13)
Depreciation and amortization	(2,848)	(904)	(3,752)
UNICAP	140	—	140
Net deferred tax liabilities	$(1,873)	$(904)	$(2,777)
As of December 31, 2011, the Company had federal net operating loss carryforwards of approximately $0.7 million that will begin to expire in 2025.

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 10
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

11.	Stockholders’ equity:

(a)
Authorized: The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares subject to rights, privileges, restrictions and conditions listed on the Company Articles of Incorporation.

(b)
Issued: The Company was incorporated on February 28, 2011, at which time a total of 100 shares of common stock, par value of $1, were issued to Era and Eagle in exchange for 100% interests in Dart Helicopter Services, Inc. and Dart Aerospace Ltd. The value of the interests received, net of the promissory note issued by the Company in connection with the exchange, was $37.97 million which was recorded as $100 of common stock and $37.97 million in contributed surplus.

In a February 2011 agreement related to their 2011 acquisition of DHS by the stockholders, Era and Eagle agreed to pay an earn-out provision to the selling members under certain performance criteria in addition to the initial cash consideration paid to the former members of DHS. If certain sales targets are met, the earn-out is to be paid to the DHS former members for the 2011 and four subsequent years up to a maximum earn-out of $2.0 million. As of December 2011, one sales target was met and the stockholders became liable to the DHS former members in the amount of $1.0 million, payable by March 31, 2012. The Company is paying the amount directly to the former members on behalf of its stockholders. Accordingly, the Company has recorded a liability in accounts payable and accrued liabilities with an offset to contributed surplus. The maximum remaining liability to the stockholders under the arrangement is $1.0 million.

12.	Accumulated other comprehensive income:
Accumulated other comprehensive income relates to cumulative translation adjustments of $0.1 million related to the Company’s self sustaining operations.

13.	Commitments and contingencies:

(a)	Leases:
The Company leases its manufacturing and office facilities under non-cancelable operating leases. Total rent expense for the Company’s operating leases was $0.2 million for the five months ended December 31, 2011. Future minimum payments under operating leases for the years ended December 31 are as follows in thousands):

2012	$374
2013	218
2014	142
2015	85
2016	87
Years subsequent to 2016	44
$950

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 11
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

13.	Commitments and contingencies (continued):

(b)	Royalties:
In November 2006, the Company entered into an agreement with Helinet Aviation Services LLC whereby a royalty equal to 10 percent of the net collected selling price on STC parts and products is paid quarterly until November 2016. Total royalty expense for the five months ended December 31, 2011 was $53 thousand included in general and administrative expenses. Future estimated payments under the royalty agreement for the years ended December 31 are as follows (in thousands):

2012	$120
2013	120
2014	120
2015	120
2016	120
$600

14.	Related party transactions:
The Company sells its products to stockholders and Eagle. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Sales to the stockholders and the related party were $3.3 million in the five months ended December 31, 2011. The accounts receivable from related parties totaling $0.6 million at December 31, 2011 are non-interest bearing and collection is subject to normal trade operating terms.
The amount due to stockholders and related parties of $0.9 million are unsecured, non-interest bearing and due on demand.

DART HOLDING COMPANY LTD.
Notes to Consolidated Financial Statements, page 12
For the period from August 1, 2011 to December 31, 2011
(expressed in US dollars)
(in thousands)

15.	Geographical data:
For the five months ended December 31, 2011, approximately 25% of the Company’s sales were made to customers outside the United States or Canada. The following represents the Company’s sales for the years ended December 31 by geographical region (in thousands):

Canada	$2,678
United States	11,604
Europe	1,600
Latin America	1,197
Asia	915
Australia	645
Africa	360
$18,999

16.	Savings plan:
Apical Industries and Geneva Aviation provide defined contribution plans to their employees (“the Plans”). Contributions to the Plans are limited to 50% of an employee’s first 6% of wages invested in the Plans.
Contributions to the Plans made by the Company were $100 thousand for the five months ended December 31, 2011. DAS provides employer paid contributions to employee registered retirement savings plans, matched to employee contributions, up to a maximum of 4% of the employee’s earnings. Employer paid contributions to employee registered retirement savings plans were $30 thousand for the five months ended December 31, 2011.

17.	Fair value and financial instruments:
The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts receivable from related parties, accounts payable and accrued liabilities and income tax payable approximate fair value due to short terms to maturity.
As of December 31, 2011, the carrying value and face value of the Company’s long-term debt and notes payable to stockholders and related party was $13.4 million and $13.7 million, respectively. The carrying value of the Company’s long-term debt and notes payable to stockholders and related party was estimated by using discounted cash flow analyses based on estimated comparable rates for similar types of debt (see notes 8 and 9). The fair values of the Company’s long-term debt and notes payable to stockholders and related party approximate carrying values at December 31, 2011 based on values for similar liabilities in active markets. Considerable judgment was required in developing certain of the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

18.	Subsequent events:
Subsequent to close of business on December 31, 2011, the Company’s line of credit with JP Morgan Chase expired. The Company has obtained a commitment letter from the bank and terms of the new line of credit are similar to those in effect during 2011.
The Company has performed an evaluation of subsequent events through March 7, 2012, the date the financial statements were available to be issued.

Report of Independent Auditors
Board of Managers
Dart Helicopter Services, LLC
We have audited the accompanying consolidated balance sheets of Dart Helicopter Services, LLC (the Company) as of July 31, 2011, and December 31, 2010 and 2009, and the related consolidated statements of income, changes in members’ equity, and cash flows for the seven months ended July 31, 2011, and the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dart Helicopter Services, LLC at July 31, 2011, and December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the seven months ended July 31, 2011, and the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
San Diego, California
February 6, 2012

Dart Helicopter Services, LLC
Consolidated Balance Sheets
(In Thousands)

	July 31,	December 31,
	2011	2010	2009
Assets
Current assets:
Cash	$421	$—	$83
Receivables:
Trade, net of allowance for doubtful accounts of $111, $152 and $148 at December 31, 2010 and 2009, respectively	5,268	3,977	3,496
Trade due from related parties	417	266	295
Inventories	6,125	6,074	6,521
Prepaid expenses and other current assets	346	397	216
Deferred income taxes	780	450	464
Assets held for sale	—	—	624
Total current assets	13,357	11,164	11,699
Property and equipment	1,081	953	678
Accumulated depreciation	(578)	(459)	(243)
	503	494	435
Intangible assets	8,080	8,080	8,080
Accumulated amortization	(2,962)	(2,506)	(1,735)
	5,118	5,574	6,345
Equity investment in 50% or less owned companies	750	716	—
Goodwill	2,419	2,419	2,419
Total assets	$22,147	$20,367	$20,898
Liabilities and members’ equity
Current liabilities:
Accounts payable	$1,541	$1,361	$1,420
Accounts payable to related parties	872	388	652
Accrued expenses	1,925	917	1,227
Customer deposits	1,101	347	373
Deferred rent	44	44	42
Income taxes payable	331	347	715
Line of credit	—	1,140	1,070
Current portion of long-term debt	1,557	1,342	809
Total current liabilities	7,371	5,886	6,308
Deferred income taxes	2,012	1,746	2,082
Long-term debt	6,295	7,188	8,229
Total liabilities	15,678	14,820	16,619
Members’ equity:
Contributed capital	900	900	900
Retained earnings	5,258	4,363	3,173
Total members’ equity attributed to Dart Helicopter Services, LLC	6,158	5,263	4,073
Noncontrolling interest in subsidiaries	311	284	206
Total members’ equity	6,469	5,547	4,279
Total liabilities, noncontrolling interest, and members’ equity	$22,147	$20,367	$20,898
See accompanying notes.

Dart Helicopter Services, LLC
Consolidated Statements of Income
(In Thousands)

	Seven Months Ended July 31,	Year Ended December 31,
	2011	2010	2009
Revenue	$22,159	$27,292	$27,781
Revenue from related parties	2,040	3,904	4,306
Costs and expenses:
Operating	14,436	18,190	18,323
Administrative and general	4,744	8,079	9,547
Sales and marketing	1,027	1,278	1,488
Depreciation and amortization	530	890	805
Income from operations	3,462	2,759	1,924
Other income (expense):
Interest expense	(345)	(712)	(686)
Income before income tax expense and equity in earnings of 50% or less owned companies	3,117	2,047	1,238
Income tax expense	968	872	603
Income before equity in earnings of 50% or less owned companies	2,149	1,175	635
Equity earnings of 50% or less owned companies	34	92	—
Net income	2,183	1,267	635
Net income attributable to noncontrolling interest in subsidiaries	27	77	60
Net income attributable to Dart Helicopter Services, LLC	$2,156	$1,190	$575
See accompanying notes.

Dart Helicopter Services, LLC
Consolidated Statements of Changes in Members’ Equity
(In Thousands)

	Ownership Units	Contributed Capital	Retained Earnings	Noncontrolling Interest in Subsidiaries	Total Members’ Equity
Year ended December 31, 2008	100	$900	$2,620	$210	$3,730
Net income	—	—	575	60	635
Dividend to noncontrolling interest	—	—	—	(60)	(60)
Cumulative effect of FIN 48 accounting change	—	—	(22)	(4)	(26)
Year ended December 31, 2009	100	900	3,173	206	4,279
Net income	—	—	1,190	77	1,267
Sale of Cargo Net Innovations	—	—	—	1	1
Year ended December 31, 2010	100	900	4,363	284	5,547
Partner distributions	—	—	(1,261)	—	(1,261)
Net income	—	—	2,156	27	2,183
Seven months ended July 31, 2011	100	$900	$5,258	$311	$6,469
See accompanying notes.

Dart Helicopter Services, LLC
Consolidated Statements of Cash Flows
(In Thousands)

	Seven Months Ended July 31,	Year Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income	$2,156	$1,190	$575
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	576	964	876
Amortization of discount on long-term debt	95	164	166
Bad debt expense	—	107	53
Equity method investments	(34)	(92)	—
Changes in operating assets and liabilities:
Trade receivables	(1,442)	(559)	(19)
Inventories	(51)	447	(463)
Prepaid expenses and other current assets	77	(103)	453
Accounts payable	664	(323)	152
Accrued expenses	1,008	(310)	33
Income taxes payable	(16)	(368)	398
Deferred income taxes	(64)	(320)	(385)
Customer deposits	754	(26)	(757)
Net cash provided by operating activities	3,723	771	1,082
Cash flows from investing activities
Purchases of inventory for Heli-tech investment	—	—	(624)
Purchases of property and equipment	(129)	(252)	(164)
Net cash used in investing activities	(129)	(252)	(788)
Cash flows from financing activities
Payments on long-term debt, net of proceeds	(1,140)	(682)	(1,742)
Payments on member debt, net of proceeds	(773)	—	637
Payments on operating line of credit, net of proceeds	(1,260)	80	563
Net cash used in financing activities	(3,173)	(602)	(542)
Net increase (decrease) in cash	421	(83)	(248)
Cash, beginning of period	—	83	331
Cash, end of period	$421	$—	$83
Supplemental information
Income taxes paid, net of refunds received	$1,137	$1,349	$447
Interest paid	$212	$319	$397
See accompanying notes.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements
July 31, 2011

1. Nature of Operations and Accounting Policies
Nature of Operations
Dart Helicopter Services, LLC (the Company) incorporated and commenced its operations on October 1, 2004. The Company is a privately held international distribution and manufacturing organization with a primary focus on developing supplemental type certificated (STC) products. The Company designs and manufactures emergency float systems with integrated life-rafts, high-tech avionics equipment, long-line related components and other parts tailored to the helicopter market and distributes aftermarket helicopter parts and accessories manufactured by both the Company and third parties through its industry parts catalog.
Basis of Consolidation
The Company’s consolidated financial statements include the accounts of Dart Helicopter Services, LLC, its wholly owned subsidiaries Apical Industries, Inc. (Apical Industries), Geneva Aviation, Inc. (Geneva Aviation), and Canam Aerospace, Inc. (Canam Aerospace) and its 80% majority-owned subsidiary Offshore Helicopter Services, Inc. (Offshore Helicopter Services). The remaining 20% interest in Offshore Helicopter Services is accounted for as a noncontrolling interest in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.
On July 22, 2008, Era DHS, LLC (Era) purchased a 49% interest in the Company from its existing members Shapiro Group, LP (Shapiro), Peak Aviation, LLC (Peak) and Eagle Copters LTD (Eagle Copters). As a result of that transaction, those members each retained a 17% interest in the Company. On February 28, 2011, Era and Eagle Copters acquired the shares held by Shapiro and Peak, resulting in each holding a 50% voting interest in the Company. Subsequent to close of business on July 31, 2011, a series of transactions occurred in which the Company was converted from a limited liability company to a corporation, and its shares were contributed to a newly formed company, Dart Holding Company Ltd., in which Era and Eagle Copters each acquired a 50% interest.
Basis of Presentation
The Company has limited cash and cash equivalents and working capital. Based on the Company’s current operating plan and access to a $2 million line of credit, renewable annually (Note 2), the Company believes it can fund its planned operating expenses and payments under its debt agreements without additional sources of cash for at least the next 12 months.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include those related to allowance for doubtful accounts, inventory reserves, useful lives of property and equipment, and intangible assets, impairments, income tax provisions, and certain accrued liabilities. Actual results could differ from those estimates, and those differences may be material.
Revenue Recognition
The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.
The Company’s revenue is generated through both the sale of aftermarket helicopter parts and accessories to customers, and repair and maintenance services provided in support of those parts and accessories. Sales to customers are recognized when the parts and accessories are shipped either from the Company or directly from the manufacturer for which the Company distributes. Revenues from services are recognized when the service is complete and the part or accessory is shipped back to the customer.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)

1. Nature of Operations and Accounting Policies (continued)
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Trade Receivables
The Company’s primary customers include aircraft manufacturers, major operators of large U.S. and international helicopter fleets, and local owner-operators. Customers are typically granted credit on a short-term basis, and related credit risks are considered minimal. The Company requires deposits in advance from certain customers or for large orders. The Company routinely reviews its trade receivables and makes provisions for doubtful accounts when necessary. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Shipping and Handling Costs
Shipping costs incurred by the Company are included in cost of goods sold.
Advertising Expense
The Company records advertising costs as incurred. Advertising expense during the seven months ended July 31, 2011, was $0.1 million and for the years ended December 31, 2010 and 2009, was $0.2 million and $0.2 million, respectively.
Concentration of Credit Risk
The Company is exposed to concentrations of credit risks relating to accounts receivable due from customers in the industries described above. The Company does not generally require additional collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and placing certain customers on prepayment-required credit terms as a result of those evaluations. To date, credit losses have not been material. The Company is also exposed to concentrations of credit risk associated with cash. The Company minimizes its credit risk by placing its cash with well-established accredited banking institutions.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, prepaid assets, accounts payable, accrued expenses, short-term line of credit, and notes payable to members approximate fair value. As of July 31, 2011, the carrying value and face value of the Company’s long-term debt was $8.0 million and $8.4 million, respectively. As of December 31, 2010, the carrying value and face value of the Company’s long-term debt was $8.5 million and $9.0 million, respectively. As of December 31, 2009, the carrying value and face value of the Company’s long-term debt was $9.0 million and $9.7 million, respectively. The carrying value of the Company’s long-term debt was estimated by using discounted cash flow analyses based on estimated comparable rates for similar types of debt (see Note 2). Considerable judgment was required in developing certain of the estimates of carrying value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.
Inventories
Inventories, which include raw materials used in the manufacture of helicopter aftermarket parts and accessories, work-in-process, and finished goods, are stated at the lower of cost or market. Finished goods include direct labor, materials, and manufacturing overhead. The Company records write-downs, as needed, to adjust the carrying amount of inventories to lower of cost or market. Inventory write-downs were $0.2 million for the seven months ended July 31, 2011. There were no inventory write-downs in 2010 or 2009. In addition, the Company periodically reviews inventory for evidence of slow-moving or obsolete parts, and an inventory valuation allowance is recorded based on management’s reviews of inventories on hand compared to estimated future usage and sales, shelf-life estimates, and assumptions about the likelihood of obsolescence.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)

1. Nature of Operations and Accounting Policies (continued)
Inventory consisted of the following (in thousands):

	July 31,	December 31,
	2011	2010	2009
Raw materials	$4,505	$4,340	$2,684
Work-in-process	535	633	333
Finished goods	1,085	1,101	3,504
	$6,125	$6,074	$6,521
Property and Equipment
Equipment, which consists primarily of manufacturing, office, and computer equipment, is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are stated at cost and depreciated on a straight-line basis over the lesser of the expected remaining lease term or the remaining useful life of the asset. Depreciation expense was $0.1 million, $0.2 million, and $0.1 million for the seven months ended July 31, 2011, and the years ended December 31, 2010 and 2009, respectively.
Property and equipment consisted of the following (in thousands):

	July 31,	December 31,
	2011	2010	2009
Computer equipment and software	$379	$341	$370
Equipment	485	461	144
Leasehold improvements	183	116	114
Other	34	35	50
	1,081	953	678
Less accumulated depreciation	(578)	(459)	(243)
	$503	$494	$435
Intangible Assets
The Company’s intangible assets arose from business acquisitions and consist of supplemental-type certificates (STCs), trademarks, lease agreements, and customer lists. These intangible assets are amortized over their useful lives ranging from 5 to 20 years. During the seven months ended July 31, 2011, and for the years ended December 31, 2010 and 2009, the Company recognized amortization expense of $0.4 million, $0.8 million, and $0.8 million, respectively, which includes $0.1 million for the seven months ended July 31, 2011, and $0.1 million for both prior years related to the lease agreement and recorded as rent expense. The weighted-average remaining amortization period as of July 31, 2011, is 12.2 years.
The Company’s intangible assets by type were as follows (in thousands):

	July 31,	December 31,
	2011	2010	2009
STCs (amortized over 20 years)	$4,400	$4,400	$4,400
Trademarks (amortized over 5 to 7 years)	2,990	2,990	2,990
Other (amortized over 7 years)	690	690	690
	8,080	8,080	8,080
Less accumulated amortization	(2,962)	(2,506)	(1,735)
	$5,118	$5,574	$6,345

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)

1. Nature of Operations and Accounting Policies (continued)

As of July 31, 2011, future amortization expense of intangible assets is expected to be as follows (in thousands):

Years ended December 31,
2011	$326
2012	788
2013	782
2014	627
2015	281
Years subsequent to 2015	2,314
Total estimated amortization expense	$5,118

Impairment of Long-Lived Assets
The Company performs an impairment analysis of long-lived assets used in operations, including intangibles, when indicators of impairment are present. If the carrying values of the assets are not recoverable, as determined by the estimated undiscounted cash flows, the carrying values of the assets are reduced to fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. The Company did not recognize any impairment charges in the seven months ended July 31, 2011, and in the years ended December 31, 2010 and 2009.
Goodwill
Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and conducts periodic impairment tests when indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the Company to its carrying value, including goodwill. To determine its fair value, the Company uses a discounted future cash flow approach that uses estimates for revenues, costs, and appropriate discount rates, among others. These estimates are reviewed each time the Company tests for goodwill impairment and are typically developed as part of the Company’s routine business planning and forecasting process. The Company did not recognize any goodwill impairments in the seven months ended July 31, 2011, and in the years ended December 31, 2010 or 2009.
Income Taxes
The Company accounts for income taxes in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes (ASC 740). Under ASC 740, deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax bases of assets and liabilities using current enacted tax rates. Valuation allowances are recorded when the realizability of such deferred tax assets does not meet the more-likely-than-not threshold under ASC 740. The Company adopted the new provisions of the accounting guidance on accounting for uncertainty in income taxes on January 1, 2009.
The revised guidance prescribes recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
The Company’s tax policy is to recognize interest and penalties in income tax. The Company has not recognized interest and penalties in the balance sheets or statements of income. The Company is subject to U.S. federal, state, and foreign income tax. As of July 31, 2011, the Company’s tax years beginning 2005 to date are subject to examination by taxing authorities.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)

1. Nature of Operations and Accounting Policies (continued)
Comprehensive Income
Comprehensive income is the total of net income and all other changes in equity of the Company that result from transactions and other economic events of a reporting period other than transactions with owners. Comprehensive income was the same as net income for all periods presented.
Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value.
2. Long-Term Debt
The Company’s borrowings were as follows (in thousands):

	July 31,	December 31
	2011	2010	2009
4% notes (excluding unamortized discount of $0.2 million, $0.2 million, and $0.3 million, respectively)	$2,027	$2,569	$3,327
5% notes (excluding unamortized discount of $0.2 million, $0.2 million, and $0.4 million, respectively)	5,549	5,549	5,480
Notes payable to members	420	637	637
JP Morgan line of credit	—	1,140	1,070
Other	212	224	207
Debt discount	(356)	(449)	(613)
	$7,852	$9,670	$10,108
Five Percent Secured Notes
In August 2007, the Company signed an $8.0 million secured note in connection with the acquisition of Apical Industries. The note bears an interest rate of 5% per year, with a maturity date of August 29, 2014. The note requires quarterly interest-only payments through November 2012, followed by graduated payments of principal and interest through maturity. As of July 31, 2011, the Company had made voluntary principal reductions of $2.5 million on the note.
As the note was issued at a below fair market value interest rate, the Company recorded a $0.5 million reduction to the stated amount of the note based on a fair market value assessment at the time of acquisition. The valuation adjustment is being amortized over the life of the note to reflect the economic benefit of the below market interest rate received by the Company.
Four Percent Secured Notes
In August 2007, the Company assumed three secured notes in connection with the acquisition of Apical Industries in the amounts of $4.2 million, $1.1 million, and $0.5 million. All three notes bear an interest rate of 4% per year and mature on February 28, 2013. Fixed payments of principal and interest of $0.3 million are due each quarter over the life of the notes.
As the notes were issued at below fair market value interest rates, the Company recorded a $0.5 million reduction to the stated amount of the notes based on a fair market value assessment at the time of acquisition. The valuation adjustment is being amortized over the life of the note to reflect the economic benefit of below market interest rates received by the Company.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)

2. Long-Term Debt (continued)
Notes Payable to Members
In June 2009, the Company entered into notes totaling $0.6 million with its four members to purchase the inventory and other assets from a tool manufacturer that were subsequently contributed for a 30% investment in another company (see Note 2). The notes bear interest at 5% per year, with principal due on June 1, 2012. Payments for interest-only are made to members on a quarterly basis. On February 28, 2011, the Company paid the balances due on the notes to two members in the amount of $0.2 million.
JP Morgan Chase Bank Line of Credit
In January 2009, the Company obtained a $2.0 million line of credit from JP Morgan Chase Bank. The credit line is secured primarily by the Company’s accounts receivable, and secondarily by the inventory of Apical Industries. The Company maintains a zero-balance master account, and the line of credit is used to fund payables. Deposits to the master account automatically pay down the line of credit balance. The line of credit contains various restrictive covenants, including interest coverage and funded debt to total capitalization ratios, as well as other customary covenants, representations and warranties, funding conditions, and events of default. The Company was in compliance with all financial debt covenants for the periods presented. There was no balance due on the line of credit at July 31, 2011.
The line of credit expires annually and was renewed by the Company in January 2010 and 2011. The Company intends to renew the line of credit in January 2012.
The line of credit also contains a subjective Material Adverse Change (MAC) clause that, among other rights, allows the lender to declare the debt immediately due and payable if the lender believes there has been a material adverse change in the Company’s financial condition or business operations.
The Company’s long-term debt maturities for the years ended July 31 are as follows (in thousands):

2012	$1,557
2013	1,652
2014	1,160
2015	3,839
$8,208

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)
3. Commitments and Contingencies
The Company leases its manufacturing and office facilities under noncancelable operating leases. In October 2008, the Company moved into an office facility located in Oceanside, California, under a two-year lease. In June 2007, a subsidiary of the Company renewed the lease on a manufacturing facility located in Oceanside, California, for a term of five years, with the option to extend two consecutive three-year periods afterwards. In July 2007, a subsidiary of the Company moved into a manufacturing and office facility located in Kent, Washington, under a five-year lease. This lease has escalating rent payments that increase on the lease anniversary date each year. Accordingly, a deferred rent liability has been recorded in the consolidated balance sheets. Total rent expense for the Company’s operating leases was $0.2 million for the seven months ended July 31, 2011, and $0.3 million in each of the years ended December 31, 2010 and 2009. As of July 31, 2011, future minimum payments under operating leases are as follows in thousands:

Minimum Payment
Years ended December 31,
2011	$157
2012	374
2013	218
2014	142
2015	85
Years subsequent to 2015	131
$1,107

4. Income Taxes
The components of income tax expense were as follows (in thousands):

	Seven Months Ended July 31,	Year Ended December 31,
	2011	2010	2009
Current:
Federal	$858	$988	$623
State	156	193	136
Foreign	44	18	16
	1,058	1,199	775
Deferred:
Federal	(77)	(283)	(134)
State	(13)	(44)	(38)
	(90)	(327)	(172)
	$968	$872	$603

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)
4. Income Taxes (continued)
The components of the net deferred tax liabilities were as follows (in thousands):

	Seven Months Ended July 31,	Year Ended December 31,
	2011	2010	2009
Deferred tax assets (liabilities):
Accruals and reserves	$360	$380	$257
Net operating loss carryforwards	259	337	322
Other	19	12	5
Depreciation and amortization	(2,010)	(2,131)	(2,383)
UNICAP	140	181	181
Net deferred tax liabilities	$(1,232)	$(1,221)	$(1,618)
As of July 31, 2011, the Company had federal net operating loss carryforwards of approximately $760,000 that will begin to expire in 2025.
The Company considers any operating earnings of foreign subsidiaries to be indefinitely invested outside the United States. No provision has been made for U.S. federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. Should the Company repatriate foreign earnings, it would adjust the income tax provision in the period in which the decision to repatriate earnings is made.
On January 1, 2009, the Company adopted the provisions of ASC 740-10, which resulted in the recognition of a $0.2 million increase in liabilities for gross unrecognized tax benefit, of which $26,000 was accounted for as an adjustment to retained earnings. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company accrued an additional $2,728, $9,000, and $10,000 for interest and penalties at July 31, 2011, December 31, 2010, and December 31, 2009, respectively. The Company accrued approximately $9,000 for interest and penalties upon the adoption of ASC 740-10. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months. The following is a rollforward of the ASC 740-10 liability for the seven months ended July 31, 2011 (in thousands):

Balance at December 31, 2010	$201
Deductions based on tax positions related to the current year	(184)
Balance at July 31, 2011	$17

The Company is subject to U.S. federal, state, and foreign income tax. The Company is no longer subject to U.S. federal or state income tax examinations for years before tax years 2006 and 2005, respectively. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods, where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount. The Company’s foreign affiliates are subject to statutes of limitations ranging from three to seven years. In cases, where the Company has not filed or is delinquent on its tax filings, the statute of limitations does not run until the applicable return is filed. The Company is not currently under Internal Revenue Service, state, or foreign tax examinations.
5. Related-Party Transactions
The Company sells its products to two of its members. Pricing terms offered to members are not materially different from those offered to third-party customers purchasing at similar volumes.
Sales to these members were $2.0 million, $3.2 million, and $4.3 million in the seven months ended July 31, 2011, and the years ended December 31, 2010 and 2009, respectively.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)

5. Related-Party Transactions (continued)
Certain parts distributed by the Company are manufactured by Dart Aerospace, Inc. (DAS), a subsidiary of one of the Company’s members. Through agreement, the Company has an exclusive distribution right of DAS parts through July 2018. During the seven months ended July 31, 2011, the Company’s sales included $7.0 million, and for the years ended December 31, 2010 and 2009, the Company’s sales included $7.9 million and $9.1 million, respectively, of DAS parts.
The Company is obligated under a lease through July 2014 for one of its manufacturing and office facilities from one of its members under terms that are materially favorable to the Company as compared to an arm’s-length transaction. The fair value of the lease benefit was recorded as an intangible asset and is being amortized to rent expense over seven years. The Company recognized rent expense of $46,000 for the seven months ended July 31, 2011, and $0.1 million for each of the years ended December 31, 2010 and 2009, related to this lease agreement.
In 2009, the Company entered into notes payable with its members (see Note 2).
Tax Distributions
For the seven months ended July 31, 2011, the Company paid $1.3 million of taxes on behalf of the holders of its ownership units.
6. Shareholder Transactions
During 2011, a series of transactions occurred in which the Company was converted from a limited liability company to a corporation, and its shares were contributed to a newly formed company in which Era and Eagle Copters each acquired a 50% interest.
In addition to the cash consideration paid by Era and Eagle Copters in February 2011 to Shapiro and Peak, there was an earn-out provision for the current and each of the next four calendar years entitling the sellers to additional consideration, up to $2 million, to be paid by the Company if certain sales targets were attained. As of July 31, 2011, the sales targets had not been met, and the Company had not accrued any portion of the consideration payable under the earn-out provision.
7. Geographical Data
For the seven months ended July 31, 2011, approximately 42% and for the years ended December 31, 2010 and 2009, approximately 40%, and 49%, respectively, of the Company’s sales were made to foreign customers. The following represents the Company’s sales for the years ended December 31 by geographical region (in thousands):

	Seven Months Ended July 31,	Year Ended December 31,
	2011	2010	2009
United States	$14,137	$18,759	$16,475
Canada	4,190	4,277	5,766
Europe	2,129	2,864	3,510
Latin America	1,081	1,406	3,098
Asia	1,107	679	1,687
Australia	1,192	2,185	797
Africa	363	1,026	754
	$24,199	$31,196	$32,087
8. Savings Plans
Apical Industries and Geneva Aviation provide defined contribution plans to their employees (the Plans). Contributions to the Plans are limited to 50% of an employee’s first 6% of wages invested in the Plans. Contributions to the Plans made by the Company were $0.1 million for the seven months ended July 31, 2011, and each of the years ended December 31, 2010 and 2009.

Dart Helicopter Services, LLC
Notes to Consolidated Financial Statements (continued)
9. Subsequent Events
The Company has performed an evaluation of subsequent events through February 6, 2012, the date the financial statements were available to be issued.
As of November 2011, one of the sales targets under the February 2011 earn-out provision was met, and the Company became liable to Shapiro and Peak for $1 million, payable by March 31, 2012. Since the Company is paying the earn-out on behalf of its owners, it recorded the liability with an offset to equity. The Company did not meet the second sales target for the 2011 calendar year.